

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer



Washington, DC

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X No __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. ICICI Bank Limited 2007 Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: August 4, 2008

By: [signature]

Name : Mehernosh Kapadia
Title : General Manager & Joint Company Secretary

Item 1

Towards a better life





14th Annual Report and Accounts 2007-2008

Towards a Better Life

The ICICI Group was formed with the objective of supporting India's growth and development. While we have transformed from a development bank to a diversified financial services group, this vision continues to form the core of all we do. We partner the growth of Indian business and help individuals improve their quality of life, through convenient access to financial products and services. We are focusing on the full spectrum of financial services needs, from banking in rural areas to banking for the Indian community overseas. In addition to financial services, we support initiatives for socio-economic development through projects focused on healthcare, education and access to markets.

We seek to improve access to opportunity, and the ability to make the most of it, for businesses and individuals - to help people move towards a better life.

Vision

To be the leading provider of financial services in India and a major global bank.

Mission

We will leverage our people, technology, speed and financial capital to:

- be the banker of first choice for our customers by delivering high quality, world-class products and services.
- expand the frontiers of our business globally.
- play a proactive role in the full realisation of India's potential.
- maintain a healthy financial profile and diversify our earnings across businesses and geographies.
- maintain high standards of governance and ethics.
- contribute positively to the various countries and markets in which we operate.
- create value for our stakeholders.

Contents

Message from the Chairman 2
Letter from the Managing Director & CEO 4
Board of Directors 6
Board Committees 6
Senior Management 6
Directors' Report 7
Auditors' Certificate on Corporate Governance 33
Business Overview 34
Promoting Inclusive Growth 45
Organisational Excellence 48
Management's Discussion and Analysis 49
Key Financial Indicators 64
Particulars of Employees under Section 217 (2A) of the Companies Act, 1956 65

Financials :

Auditors' Report F1
Balance Sheet F2
Profit and Loss Account F3
Cash Flow Statement F4
Schedules F5
Statement pursuant to Section 212 of the Companies Act, 1956 F46
Consolidated Financial Statements of ICICI Bank Limited and its subsidiaries F47
Reconciliation to US GAAP and related notes F84
BASEL II – Pillar 3 Disclosures (Consolidated) F93

Enclosures :

Notice
Attendance Slip and Form of Proxy

Registered Office

Landmark, Race Course Circle, Vadodara 390 007

Corporate Office

ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051

Statutory Auditors

B S R & Co.
Chartered Accountants, KPMG House, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013

Registrar and Transfer Agents

3i Infotech Limited
Maratha Mandir Annexe, Dr. A. R. Nair Road, Mumbai Central, Mumbai 400 008

Message from the **Chairman**



The world around us continues to change rapidly. We are seeing a new world order taking shape, with the locus of the global economy shifting towards India and China. These two nations are the key drivers of global growth. The recent turmoil in western economies and the relative insulation of Asia has heightened this trend. This is a time of opportunity, but also a time to be conscious of risks as we cannot be wholly immune to the negative consequences of global developments as well as our many internal challenges. On balance, the outlook for India continues to support the expectation of a long period of sustained high growth.

In this context, Indian businesses must be conscious of their role as participants in the transformation of India. With power and wealth comes the responsibility to use them judiciously in a way that has a positive impact on society and not just on a narrow set of stakeholders. India continues to experience internal issues that are perhaps even more challenging than the potential external risks. These are the wide disparities in education, access to basic services, income levels and standards of living among our people; regional and urban-rural asymmetries in development and economic growth; and the resultant inability of significant portions of our population to participate in our country's extraordinary growth and wealth creation. Indian business must take cognizance of these issues, and apply its entrepreneurial capabilities, strengths in innovation and financial capital to devise and implement solutions that will accelerate resolution of these problems in a sustainable manner. We must work towards ensuring that the disadvantaged have equal opportunity to improve the quality of their lives and are not left behind those with ready access to the fruits of economic growth. It is heartening to note that many Indian corporations are indeed thinking along these lines and taking measures in this direction. What is essential now is industry-wide collaboration and scaling up of these efforts to ensure that our objectives are achieved in as accelerated a time-frame as possible.

The second dimension of responsible corporate behaviour is the maintenance of ethical standards in the functioning of organisations. As businesses experience rapid growth with increasing complexity and diversification, it is important to build and sustain core values of upholding law and regulation and being fair in dealings with all stakeholders. This is an ongoing and evolving process and no organisation can claim perfection on these parameters. However, what they must and can do is to ensure that the core values are clear and the ground rules are laid down, and that the organisational structure and governance process has mechanisms that incentivise appropriateness in all actions of the organisation. On this aspect as well, it is a matter of satisfaction to see the evolution and maturity of the governance standards of Indian business. By and large, Indian business has recognised the critical importance of good governance, in all its dimensions.

Social responsibility and ethical behaviour are not inconsistent with narrower objectives of profitability and shareholder wealth maximisation. Indeed, they are critical to sustainable, long-term value creation. Contributing to an ecosystem that empowers people to participate productively in the economy creates new growth opportunities for business; maintaining high ethical standards ensures healthy market behaviour and the primacy of legitimate economic forces.

At the ICICI Group, we view our social initiatives and our ethical standards as core elements of the foundation we are building for our growth. During the year, we have sought to take our social initiatives to the next level through the establishment of The ICICI Foundation for Inclusive Growth. We believe that this will significantly expand the ICICI Group's activities in the area of corporate social responsibility, philanthropy and community development. The Foundation will seek to catalyse and accelerate social and economic inclusion by bridging economic and human development gaps.

The ICICI Group will continue to leverage growth opportunities in India and overseas, seek to make a significant contribution to the integrated development of our country and build a platform for sustained growth that will create value for our stakeholders.

N. VAGHUL
Chairman

Letter from the **Managing Director & CEO**



Dear Stakeholders,

We are passing through an exciting as well as challenging phase in the global economy and in India. The strong growth momentum of the Indian economy over the past few years and the continuing transformation of India have changed our positioning in the world. Indian business and Indian talent have made their mark in every sphere and continue to do so. The growth outlook for the Indian economy remains strong. While the services sector and household consumption and asset creation were the key growth drivers over the past few years, industrial investment, in both infrastructure and manufacturing, is emerging as the key growth driver for the coming years. While difficulties experienced in global markets and the challenge of domestic inflation driven by global factors and supply side constraints would continue to test the economy's resilience, we are confident that strong fundamental factors of domestic demand and global competitiveness would continue to support high growth rates for the foreseeable future.

At the ICICI Group, our strategy of building multiple growth engines across the spectrum of financial services and maintaining appropriate levels of capital is standing us in good stead during this period. At a more basic level, our focus on building strategic agility and strong execution capability enables us to shift gears and focus as required by the opportunities and the environment at different times. We have thus recalibrated our business mix, with the corporate & investment banking segment becoming an increasingly important growth driver, offsetting the relative moderation in the retail segment, which continues to be the largest part of our balance sheet. We are focusing on strengthening our retail liability franchise in India as well as in select international markets, to support our strong asset origination capabilities and meet the demand for retail credit in India and Indian corporate credit both in India and globally. Our non-banking businesses, namely insurance, asset management, private equity and securities, continue to sustain their leadership positions. We see robust growth in financial services in India and in the select segments of international markets where we operate. With our capital raising exercise in 2007, we are now well-capitalised to support this growth.

Since its inception, the ICICI Group has been a facilitator of India's growth, through all its activities, such as domestic and cross-border finance for corporates, mortgage and consumer lending, technology-driven transaction banking, equity financing for businesses and innovative insurance products. In recent years, we, as part of a larger systemic drive, have accorded a special emphasis to the issue of inclusive growth. This is driven by a realisation that while a large part of India's growth momentum is self-sustaining, there is a need to build capacity among the less advantaged sections of society to participate in this growth and indeed add to it. This would also benefit the existing participants in the growth process, as the fuller realisation of the country's growth potential would provide new opportunities for profitable growth.

The challenge of inclusive growth has many dimensions. A key element of an inclusive growth strategy is enhancing, indeed universalising, access to financial services. This implies access not only to credit, but to a basic bank account, transaction capability and risk mitigants like insurance. The ICICI Group, as part of its banking and insurance businesses, is working towards meeting these needs. This poses several challenges, as the traditional models of outreach are not viable for large-scale delivery of financial services to the poor, especially in rural areas. We are experimenting with a range of models and technologies to devise scalable and sustainable solutions.

Our commitment to inclusive growth goes beyond the financial services element which is part of our regular business operations. For many years, we have had a dedicated team driving our social initiatives in key focus areas, which included micro-finance, primary education and healthcare. During the year, our Board has established The ICICI Foundation for Inclusive Growth to take forward and scale up these initiatives, as well as take up new areas that require innovative interventions.

One particular area that is of critical importance to the future of India is education. We are today facing a situation where it is not employment generation which is a challenge, but finding the requisite numbers of people with the requisite skills to fill the jobs that are available or being created every year. This is leading to the paradox of unemployment and poverty co-existing with skill shortage and wage inflation. We require a concerted and combined effort by government, educational institutions and business organisations to devise curricula and training material that are relevant to the emerging needs of employers, and devise simple, cost-effective and scalable methods for delivery of education and training to large numbers of people. There is a need to rapidly expand vocational training and basic skill-building for both the industrial and services sectors. At the ICICI Group, we have launched several initiatives in partnership with educational institutions to provide affordable training in financial services that will result in the students being employment-ready on completion of their courses.

In summary, the outlook for the Indian economy and our businesses is positive and we see ourselves participating in a sustained period of high economic growth. We look forward to the continued support of all our stakeholders as we grow our franchises in India and abroad to achieve our vision of being the leading provider of financial services in India and a major player in the global banking landscape.

K. Vaman Kamath

K. V. KAMATH
Managing Director & CEO

Board of Directors

N. Vaghul, *Chairman*
Sridar Iyengar
L. N. Mittal
Narendra Murkumbi
Anupam Puri
Arun Ramanathan
M. K. Sharma
P. M. Sinha
Marti G. Subrahmanyam
T. S. Vijayan
V. Prem Watsa
K. V. Kamath, *Managing Director & CEO*
Kalpana Morparia, *Joint Managing Director (Up to May 31, 2007)*
Chanda D. Kochhar, *Joint Managing Director & CFO*
Nachiket Mor, *Deputy Managing Director (Up to October 18, 2007)*
V. Vaidyanathan, *Executive Director*
Madhabi Puri Buch, *Executive Director (w.e.f. June 1, 2007)*
Sonjoy Chatterjee, *Executive Director (w.e.f. October 22, 2007)*

Senior Management

K. Ramkumar
Group Chief Human Resources Officer

Pravir Vohra
Group Chief Technology Officer

Sandeep Batra
Group Compliance Officer & Company Secretary

Board Committees

Audit Committee
Sridar Iyengar, *Chairman*
Narendra Murkumbi
M. K. Sharma

Board Governance & Remuneration Committee
N. Vaghul, *Chairman*
Anupam Puri
M. K. Sharma
P. M. Sinha
Marti G. Subrahmanyam

Credit Committee
N. Vaghul, *Chairman*
Narendra Murkumbi
M. K. Sharma
P. M. Sinha
K. V. Kamath

Customer Service Committee
N. Vaghul, *Chairman*
Narendra Murkumbi
M. K. Sharma
P. M. Sinha
K. V. Kamath

Fraud Monitoring Committee
M. K. Sharma, *Chairman*
Narendra Murkumbi
K. V. Kamath
Chanda D. Kochhar
V. Vaidyanathan*

Risk Committee
N. Vaghul, *Chairman*
Sridar Iyengar
Marti G. Subrahmanyam
V. Prem Watsa
K. V. Kamath

Share Transfer & Shareholders'/ Investors' Grievance Committee
M. K. Sharma, *Chairman*
Narendra Murkumbi
Chanda D. Kochhar
Madhabi Puri Buch*

Strategy Committee
N. Vaghul, *Chairman*
Narendra Murkumbi
M. K. Sharma
K. V. Kamath
Chanda D. Kochhar

Committee of Directors
K. V. Kamath, *Chairman*
Chanda D. Kochhar
V. Vaidyanathan
Madhabi Puri Buch*
Sonjoy Chatterjee**

* Effective June 1, 2007
** Effective October 22, 2007

Directors' Report

Your Directors have pleasure in presenting the Fourteenth Annual Report of ICICI Bank Limited with the audited statement of accounts for the year ended March 31, 2008.

Financial Highlights

The financial performance for fiscal 2008 is summarised in the following table:

Rs. billion, except percentages	**Fiscal 2007**	**Fiscal 2008**	**% change**
Net interest income and other income	125.65	161.15	28.3%
Operating profit	58.74	79.61	35.5%
Provisions & contingencies[1]	22.26	29.05	30.5%
Profit before tax	36.48	50.56	38.6%
Profit after tax	31.10	41.58	33.7%
Consolidated profit after tax	27.61	33.98	23.1%

1. Excludes provision for taxes.

Appropriations

The profit & loss account shows a profit after tax of Rs. 41.58 billion after provisions and contingencies of Rs. 29.05 billion and all expenses. The disposable profit is Rs. 51.56 billion, taking into account the balance of Rs. 9.98 billion brought forward from the previous year. Your Directors have recommended a dividend rate of 110% (Rs. 11 per equity share of face value Rs. 10) for the year and have appropriated the disposable profit as follows:

Rs. billion	**Fiscal 2007**	**Fiscal 2008**
To Statutory Reserve, making in all Rs. 39.39[1] billion	7.80	10.40
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income-tax Act, 1961, making in all Rs. 20.94 billion	4.50	1.75
To Capital Reserve, making in all Rs. 8.01 billion	1.21	1.27
Dividend for the year (proposed)		
– On equity shares @ 110% (@100% for fiscal 2007)	9.01	12.28[2]
– On preference shares (Rs.)	35,000	35,000
– Corporate dividend tax	1.53	1.50
Balance to be carried forward to the next year[3]	9.98	24.36

1. Includes Rs. 0.20 billion transferred on amalgamation of The Sangli Bank Limited with the Bank.
2. Includes dividend for fiscal 2007 paid on shares issued pursuant to exercise of employee stock options after the balance sheet date and prior to the record date.
3. After taking into account transfer to Reserve Fund Rs. 3.14 million for fiscal 2008, making in all Rs. 4.53 million.


"Now I have something I never had before. Confidence."
-Satyamma
Towards a better life.
Micro-finance schemes have improved the lives of about 3.5 million people.



Chanda D. Kochhar

Joint Managing Director & CFO

"We believe that the Indian economy as well as the international markets offer long-term growth opportunities and we have built a strong foundation in each of these areas. Our fund raising measures and strengthened capital base have significantly enhanced our ability to capitalise on various opportunities. We would remain focused and flexible as we attune our business strategy to the evolving environment. We will continue to leverage our domestic market leadership and global presence, as well as further enhance our risk management capabilities and compliance framework, to drive growth"

ISSUANCE OF EQUITY CAPITAL

In fiscal 2008, ICICI Bank successfully concluded a capital raising exercise, raising a total of about Rs. 200.00 billion through a simultaneous public issue in India and issue of American Depositary Shares (ADS) in the United States. The public issue in India was subscribed 11.5 times and the ADS issue was subscribed over 5 times. The domestic issue was priced at Rs. 940, representing a premium of 3.6% to the average closing price from the announcement to the pricing date and the ADS was priced at USD 49.25, representing a premium of 6.6% over the domestic issue price.

SUBSIDIARY COMPANIES

At March 31, 2008, ICICI Bank had 17 subsidiaries as listed below:

Domestic Subsidiaries	International Subsidiaries
ICICI Securities Limited	ICICI Bank UK PLC
ICICI Securities Primary Dealership Limited	ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited	ICICI Wealth Management Inc.[1]
ICICI Lombard General Insurance Company Limited	ICICI Bank Eurasia Limited Liability Company
ICICI Prudential Asset Management Company Limited	ICICI Securities Holdings Inc.[2]
ICICI Prudential Trust Limited	ICICI Securities Inc.[3]
ICICI Venture Funds Management Company Limited	ICICI International Limited
ICICI Home Finance Company Limited	
ICICI Investment Management Company Limited	
ICICI Trusteeship Services Limited	

1. Subsidiary of ICICI Bank Canada.
2. Subsidiary of ICICI Securities Limited.
3. Subsidiary of ICICI Securities Holdings Inc.

As approved by the Central Government *vide* letter dated May 15, 2008 under Section 212(8) of the Companies Act, 1956, copies of the balance sheet, profit & loss account, report of the board of directors and report of the auditors of each of the subsidiary companies have not been attached to the accounts of the Bank for fiscal 2008. The Bank will make available these documents/details upon request by any Member of the Bank. These documents/details will be available on the Bank's website www.icicibank.com and will also be available for inspection by any Member of the Bank at its Registered Office and Corporate


"Pride and security. Only my own home can give me the two most important things in life."
-Riddhi Sawant
Towards a better life.
Housing loans have made many Indians secure.



V. Vaidyanathan
Executive Director

"The 8% plus growth in India is creating jobs like never before - estimated at about 11 million per year. The interesting thing about growth in the new India is that it is opening opportunities at extreme ends of this spectrum: from the new wealthy to the underserved. Only technology will enable us straddle these in an inclusive and sustainable manner.

Retail banking - including consumer, agriculture and SME banking are significant and long term growth engines for us. The key needs across these segments are the same; saving, transacting, borrowing, investing and protecting. What ICICI Bank is changing is the "way" to serve these needs - through technology and innovation."

Office and also at the registered offices of the concerned subsidiaries. As required by Accounting Standard-21 (AS-21) issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other entities. A summary of key financials of the Bank's subsidiaries is also included in this Annual Report.

DIRECTORS

R. K. Joshi, former Chairman of General Insurance Corporation of India, and an independent Director of the Bank, passed away on July 4, 2007. The Board deeply mourns the untimely demise of R. K. Joshi and places on record its appreciation for the contribution made by him in enriching the deliberations of the Board during his association with the Bank.

Nachiket Mor, Deputy Managing Director, opted for early retirement effective October 19, 2007, to dedicate himself to the social initiatives of the ICICI Group. He has been appointed as President of the ICICI Foundation for Inclusive Growth. The Board places on record its appreciation for the contribution made by him towards the growth and development of the ICICI Group.

At its Meeting held on October 19, 2007, the Board elevated Chanda D. Kochhar, Deputy Managing Director as Joint Managing Director & Chief Financial Officer and appointed Sonjoy Chatterjee, Managing Director & CEO, ICICI Bank UK PLC, as an additional Director of the Bank. Sonjoy Chatterjee has been appointed as a wholetime Director designated as Executive Director, for a period of five years, effective October 22, 2007. Reserve Bank of India (RBI) has *vide* its letter dated December 3, 2007, approved his appointment. Approval of the Members is being sought at the forthcoming Annual General Meeting (AGM).

Vinod Rai, Secretary (Financial Sector), Department of Financial Services, Ministry of Finance, Government of India was nominated as a Director of the Bank by Government of India effective January 3, 2003. He resigned from the Board effective January 6, 2008, consequent to his appointment as the Comptroller & Auditor General of India (CAG). The Board places on record its appreciation of the role played by Vinod Rai during his tenure as a Director and his guidance and contribution as a Member of the Board.

Arun Ramanathan, Secretary (Financial Sector), Department of Financial Services, Ministry of Finance, Government of India was nominated as a Director of the Bank by Government of India effective January 18, 2008. In terms of Article 128A of the Articles of Association, Arun Ramanathan is not liable to retire by rotation.

In terms of the provisions of the Companies Act, 1956 and the Articles of Association of the Bank, Sridar Iyengar, T. S. Vijayan, L. N. Mittal and Narendra Murkumbi would retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-appointment.


"When I progress, my country progresses as well"
-Sahir Khatib
Towards a better life.
SME banking solutions have made thousands of businesses flourish.





Madhabi Puri Buch

Executive Director

"The increasing globalisation of Indian corporates and financial services presents ICICI Bank with a unique opportunity to leverage its cost effective IT and operations to offer world class solutions to customers across the globe."

AUDITORS

The auditors, B S R & Co., Chartered Accountants, will retire at the ensuing AGM. As recommended by the Audit Committee, the Board has proposed the appointment of B S R & Co. as stautory auditors for fiscal 2009. You are requested to consider their appointment. Their appointment has been approved by RBI *vide* its letter dated April 21, 2008.

PERSONNEL

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report.

APPOINTMENT OF NOMINEE DIRECTORS ON THE BOARD OF ASSISTED COMPANIES

Erstwhile ICICI Limited (ICICI) had a policy of appointing nominee directors on the boards of certain borrower companies based on loan covenants, with a view to enable monitoring of the operations of those companies. Subsequent to the merger of ICICI with ICICI Bank, the Bank continues to nominate directors on the boards of assisted companies. Apart from the Bank's employees, experienced professionals from various fields are appointed as nominee Directors. At March 31, 2008, ICICI Bank had 60 nominee Directors, of whom 39 were employees of the Bank, on the boards of 84 assisted companies. The Bank has a Nominee Director Cell for maintaining records of nominee directorships.

CORPORATE GOVERNANCE

ICICI Bank has established a tradition of best practices in corporate governance. The corporate governance framework in ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees, generally comprising a majority of independent Directors and chaired by an independent Director, to oversee critical areas.

I. Philosophy of Corporate Governance

ICICI Bank's corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

Whistle Blower Policy

ICICI Bank has formulated a Whistle Blower Policy for the ICICI Group. In terms of this policy, employees of ICICI Bank and its group companies are free to raise issues, if any, on breach of any law, statute or regulation by the Bank and on the accounting policies and procedures adopted for any area or item and report them to the Audit Committee through specified channels. This mechanism has been communicated and posted on the Bank's intranet.


"My dream is to become a doctor"
-Riya
Towards a better life.
Educating 100,000 children



Sonjoy Chatterjee
Executive Director

"We are focusing on building equitable partnerships with corporate clients and using our capital optimally to support their domestic projects and international acquisitions. We are growing our operations in select high-potential international markets to consolidate our position in India-linked businesses and build an international retail deposit franchise."

Prevention of Insider Trading

In accordance with the requirements of Securities and Exchange Board of India (SEBI) (Prohibition of Insider Trading) Regulations, 1992, ICICI Bank has instituted a comprehensive code of conduct for prevention of insider trading.

Code of Business Conduct and Ethics

The Board of Directors of the Bank adopted a new Group Code of Business Conduct and Ethics (the Group Code) primarily by strengthening and providing illustrative guidance on the existing Code of Business Conduct and Ethics approved earlier by the Board. The Group Code aims at ensuring consistent standards of conduct and business ethical practices across the constituents of the ICICI Group. Consequently, each constituent of the ICICI Group would review their respective codes and update the same in accordance with the Group Code. This Code is also available on the website of the Bank www.icicibank.com. In terms of Clause 49 of the Listing Agreement, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management is given on page 32 of the Annual Report.

CEO/CFO Certification

In terms of Clause 49 of the Listing Agreement, the certification by the Managing Director & CEO and Joint Managing Director & Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, Companies Act, 1956 and listing agreements entered into with stock exchanges and in accordance with best practices in corporate governance. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted nine committees, namely, Audit Committee, Board Governance & Remuneration Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Risk Committee, Share Transfer & Shareholders'/ Investors' Grievance Committee, Strategy Committee and Committee of Directors.

A majority of these Board Committees are chaired by independent Directors and mainly consist of independent Directors.

At March 31, 2008, the Board of Directors consisted of 16 members. There were five meetings of the Board during fiscal 2008 – on April 28, July 21, and October 19 in 2007 and January 19 and March 7-8 in 2008. The names of the Directors, their attendance at Board Meetings during the year and the number of other directorships and board committee memberships held by them at March 31, 2008 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (July 21, 2007)	Number of other directorships		Number of other committee[3] memberships
			Of Indian companies[1]	Of other companies[2]	
Independent Directors					
N. Vaghul, *Chairman*	5	Present	11	6	3(1)
Sridar Iyengar	5	Present	4	3	4(2)
R. K. Joshi (upto July 4, 2007)	1	N.A.	N.A.	N.A.	N.A.
L. N. Mittal	3	Absent	—	8	—
Narendra Murkumbi	5	Present	2	5	1
Anupam Puri	3	Present	3	—	1(1)
Arun Ramanathan (w.e.f. January 18, 2008)[(a)]	—	N.A.	5	—	—
Vinod Rai (upto January 6, 2008)[(a)]	1	Absent	N.A.	N.A.	N.A.
M. K. Sharma	5	Present	2	1	—
P. M. Sinha	4	Present	3	1	3(1)
Marti G. Subrahmanyam[(b)]	4	Present	2	4	1
T. S. Vijayan	2	Absent	7	5	1(1)
V. Prem Watsa	4	Present	—	14	—



On May 5, 2008, Mr. K. V. Kamath, MD&CEO was awarded the prestigious Padma Bhushan by the President of India

Name of Director	Board Meetings attended during the year	Attendance at last AGM (July 21, 2007)	Number of other directorships		Number of other committee[3] memberships
			Of Indian companies[1]	Of other companies[2]	
Wholetime Directors					
K. V. Kamath	5	Present	4	4	—
Kalpana Morparia (upto May 31, 2007)	1	N.A.	N.A.	N.A.	N.A.
Chanda D. Kochhar	5	Present	2	4	1
Nachiket Mor (upto October 18, 2007)	3	Present	N.A.	N.A.	N.A.
V. Vaidyanathan	5	Present	3	—	1
Madhabi Puri Buch (w.e.f. June 1, 2007)	4	Present	2	—	—
Sonjoy Chatterjee (w.e.f. October 22, 2007)	2	N.A.	—	3	—

(a) Nominee of Government of India.
(b) Also participated in one meeting through tele-conference.
1. Includes companies as per the provisions of Section 278 of the Companies Act, 1956.
2. Includes foreign companies and other companies that are not covered as per the provisions of Section 278 of the Companies Act, 1956.
3. Includes Audit Committee and Share Transfer & Shareholders'/Investors' Grievance Committee of all public limited companies whether listed or not but excludes committees of private limited companies, foreign companies and companies incorporated under Section 25 of the Companies Act, 1956. Figures in parentheses indicate Committee Chairpersonships.

None of the Directors of the Bank were members in more than 10 committees nor acted as Chairperson of more than five committees across all companies in which they were Directors.

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters, engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the compliance of risk management framework by providing directions to the regulatory compliance function of the Bank.

Composition

The Audit Committee comprises three independent Directors and is chaired by Sridar Iyengar. There were six meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Sridar Iyengar, Chairman	6
M. K. Sharma, Alternate Chairman	5
Narendra Murkumbi	5

III. Board Governance & Remuneration Committee

Terms of Reference

The functions of the Committee include recommendation of appointments to the Board, evaluation of the performance of the Managing Director & CEO and wholetime Directors on pre-determined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and wholetime Directors of ICICI Bank and its subsidiary companies.

Composition

The Board Governance & Remuneration Committee comprises five independent Directors and is chaired by N. Vaghul. There were four meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
N. Vaghul, *Chairman*	4
Anupam Puri	2
M. K. Sharma	4
P. M. Sinha	4
Marti G. Subrahmanyam[1]	2

1. Also participated in two meetings through tele-conference.

Remuneration policy

The Board Governance & Remuneration Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the wholetime Directors. The recommendations of the Committee are based on evaluation of the wholetime Directors on certain parameters.

The following table sets out the details of remuneration (including perquisites, bonus and retiral benefits) paid to wholetime Directors for fiscal 2008 and details of stock options granted for the three years ended March 31, 2008:

	K. V. Kamath	Kalpana Morparia[1]	Chanda D. Kochhar	Nachiket Mor[2]	V. Vaidyanathan	Madhabi Puri Buch[3]	Sonjoy Chatterjee[4]
Break-up of remuneration (Rupees)							
Basic	12,720,000	1,420,000	6,600,000	3,619,355	6,000,000	5,700,000	2,483,333
Performance bonus for fiscal 2008[5]	4,324,800	482,800	2,244,000	1,232,361	2,040,000	1,700,000	841,639
Allowances and perquisites[6]	6,140,299	4,447,950	4,475,244	3,808,666	4,562,191	6,504,225	509,418

	K. V. Kamath	Kalpana Morparia[1]	Chanda D. Kochhar	Nachiket Mor[2]	V. Vaidyanathan	Madhabi Puri Buch[3]	Sonjoy Chatterjee[4]
Contribution to provident fund	1,526,400	170,400	792,000	434,323	720,000	684,000	298,000
Contribution to superannuation fund	1,908,000	177,485	990,000	—	—	—	372,500
Stock options (Numbers)							
Fiscal 2008[5]	270,000	NA	180,000	NA	125,000	125,000	125,000
Fiscal 2007	300,000	200,000	175,000	175,000	150,000	100,000[7]	75,000[7]
Fiscal 2006	250,000	165,000	125,000	125,000	75,000[7]	75,000[7]	37,500[7]

1. Remuneration paid upto May 31, 2007.
2. Remuneration paid upto October 18, 2007.
3. Total remuneration paid for fiscal 2008 which includes the payment prior to her being appointed Executive Director effective June 1, 2007. Excludes performance bonus of Rs. 490,000 for the period of fiscal 2008 prior to her being appointed Executive Director, which was paid in April 2008.
4. Excludes remuneration paid by ICICI Bank UK PLC prior to his being appointed Executive Director of ICICI Bank effective October 22, 2007.
5. Pending RBI approval.
6. Includes leave travel allowance availed during the year: K.V. Kamath – Rs. 2,650,000, Kalpana Morparia – Rs. 295,833, Chanda D. Kochhar – Rs. 2,500,000, Nachiket Mor – Rs. 753,425, V. Vaidyanathan – Rs. 1,250,000, Madhabi Puri Buch – Rs.1,950,000, leave encashment: Kalpana Morparia – Rs. 3,786,667 and Nachiket Mor – Rs. 1,080,000 and superannuation allowance: Kalpana Morparia – Rs. 35,515, Nachiket Mor – Rs. 542,903, V. Vaidyanathan – Rs. 900,000 and Madhabi Puri Buch – Rs. 855,000.
7. Prior to appointment as wholetime Director.

Perquisites (evaluated as per Income-tax Rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. If accommodation owned by the Bank is not provided, the concerned wholetime Director is eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation, including furniture, fixtures and furnishings provided by the Bank.

As provided under Article 132 of the Articles of Association of the Bank, the fees payable to a Director (other than to the nominee of Government of India) for attending a Meeting of the Board or Committee thereof are decided by the Board of Directors from time to time within the limits prescribed by the Companies Act, 1956 or the Central Government. The Board of Directors has approved the payment of Rs. 20,000 as sitting fees for each meeting of Board or Committee attended. This amount is within the limits prescribed by the Ministry of Corporate Affairs *vide* its Notification dated July 24, 2003. Approval of the Members for payment of sitting fees to the Directors was obtained at the AGM held on August 20, 2005.

Information on the total sitting fees paid to each of the independent Directors during fiscal 2008 for attending Meetings of the Board and its Committees is set out in the following table:

Name of Director	Amount (Rupees)
N. Vaghul	740,000
Sridar Iyengar	320,000
R. K. Joshi	20,000
L. N. Mittal	60,000
Narendra Murkumbi	820,000
Anupam Puri	100,000

Name of Director	Amount (Rupees)
M. K. Sharma	1,180,000
P.M. Sinha	260,000
Marti G. Subrahmanyam	180,000
T. S. Vijayan	40,000
V. Prem Watsa	160,000
Total	**38,80,000**

The details of shares and convertible instruments of the Bank, held by the non- wholetime Directors as on March 31, 2008 are set out in the following table:

Name of Director	Instrument	No. of shares held
N. Vaghul	Equity	27,543
Sridar Iyengar	—	—
Narendra Murkumbi	—	—
L. N. Mittal	Equity	3,120,700[1]
Anupam Puri	—	—
Arun Ramanathan	—	—
M. K. Sharma	Equity	10,000
P. M. Sinha	—	—
Marti Subrahmanyam	Equity	1,613
	American Depositary Share (ADS)[2]	29,500
T. S. Vijayan	—	—
V. Prem Watsa	—	—

1. Includes 10,000 shares held indirectly through companies of which he and his family are ultimate beneficial owners.
2. One ADS represents two equity shares.

IV. Credit Committee

Terms of reference

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per authorisation approved by the Board.

Composition

The Credit Committee comprises five Directors including four independent Directors and the Managing Director & CEO. It is chaired by N. Vaghul. There were 21 meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are as follows:

Name of Member	Number of meetings attended
N. Vaghul, *Chairman*[1]	19
Narendra Murkumbi[2]	15
M. K. Sharma	21
P. M. Sinha[3]	4
K. V. Kamath	20

1. Also participated in one meeting through tele-conference.
2. Also participated in two meetings through tele-conference.
3. Also participated in twelve meetings through tele-conference.

Prem Watsa attended one Meeting of the Credit Committee as an invitee.

V. Customer Service Committee

Terms of reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

The Customer Service Committee comprises five Directors including four independent Directors and the Managing Director & CEO. It is chaired by N. Vaghul. There were four meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are as follows:

Name of Member	Number of meetings attended
N. Vaghul, *Chairman*	4
Narendra Murkumbi	3
M. K. Sharma	4
P. M. Sinha	1
K. V. Kamath	4

VI. Fraud Monitoring Committee

Terms of reference

The Committee monitors and reviews all frauds involving an amount of Rs. 10.0 million and above.

Composition

The Fraud Monitoring Committee comprises five Directors, namely, M. K. Sharma, Narendra Murkumbi, K. V. Kamath, Chanda D. Kochhar and V. Vaidyanathan and is chaired by M. K. Sharma, an independent Director. There were nine meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are as follows:

Name of Member	Number of meetings attended
M. K. Sharma, *Chairman*	8
Narendra Murkumbi	6
K. V. Kamath	9
Kalpana Morparia (upto May 31, 2007)	3
Chanda D. Kochhar	8
V. Vaidyanathan (w.e.f. June 1, 2007)	3

N. Vaghul, Sridar Iyengar, L. N. Mittal, Anupam Puri, P. M. Sinha and Marti G. Subrahmanyam attended one Meeting as invitees.

VII. Risk Committee

Terms of reference

The Committee reviews ICICI Bank's risk management policies in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee also reviews key risk indicators covering areas such as credit risk, interest rate risk, liquidity risk, foreign exchange risk and internal audit.

Composition

The Risk Committee comprises five Directors including four independent Directors and the Managing Director & CEO. It is chaired by N. Vaghul. There were five meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
N. Vaghul, *Chairman*	5
Sridar Iyengar	5
Marti G. Subrahmanyam[1]	3
V. Prem Watsa	3
K. V. Kamath	3

1. Also participated in one meeting through tele-conference.

Narendra Murkumbi, M. K. Sharma and P. M. Sinha attended one Meeting as invitees.

VIII. Share Transfer & Shareholders'/Investors' Grievance Committee

Terms of reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity and preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, including those under stock options, review and redressal of shareholders' and investors' complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition

The Share Transfer & Shareholders'/Investors' Grievance Committee comprises four Directors and is chaired by M. K. Sharma, an independent Director. There were 12 meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are given below:

Name of Member	Number of meetings attended
M. K. Sharma, *Chairman*	12
Narendra Murkumbi	7
Kalpana Morparia (upto May 31, 2007)	1
Chanda D. Kochhar	12
Madhabi Puri Buch (w.e.f. June 1, 2007)	6

Sandeep Batra, Senior General Manager & Company Secretary is the Group Compliance Officer. 19,248 shareholder complaints received in fiscal 2008 were processed. At March 31, 2008, 7 complaints were pending.

IX. Strategy Committee

Terms of reference

The functions of the Committee are to evaluate various strategic opportunities, including acquisitions/ divestitures, restructuring and other strategic initiatives for the Bank and its subsidiaries and recommend the same to the Board.

Composition

The Strategy Committee comprises five Directors – N. Vaghul, M. K. Sharma, Narendra Murkumbi, K. V. Kamath and Chanda D. Kochhar. The Committee is chaired by N. Vaghul. The Strategy Committee was constituted by the Board at its Meeting held on March 7-8, 2008 and no meetings of the Committee were held during fiscal 2008.

X. Committee of Directors

Terms of reference

The powers of the Committee include approval of credit proposals as per authorisation approved by the Board, approvals in respect of borrowings and treasury operations and premises and property related matters.

Composition

The Committee of Directors comprises of all five wholetime Directors and is chaired by K. V. Kamath, Managing Director & CEO.

XI. Other Committees

In addition to the above, the Board has from time to time constituted various committees namely, Asset-Liability Management Committee, Committee for Identification of Wilful Defaulters, Grievance Redressal

Committee for borrowers identified as Wilful Defaulters (all comprising certain wholetime Directors and executives) and Committee of Executives, Compliance Committee, Product & Process Approval Committee, Regional Committees for India and overseas operations, Outsourcing Committee, Operational Risk Management Committee and other Committees (all comprising executives). These committees are responsible for specific operational areas like asset-liability management, approval of credit proposals, approval of products and processes and management of operational risk, under authorisation/ supervision of the Board and its Committees.

XII. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Eleventh AGM	Saturday, August 20, 2005	1.30 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.
Twelfth AGM	Saturday July 22, 2006	1.30 p.m.	
Extraordinary General Meeting (EGM)	Saturday, January 20, 2007	2.00 p.m.	
Thirteenth AGM	Saturday July 21, 2007	1.30 p.m.	

Special Resolution

The details of Special Resolutions passed at the General Body Meeting of shareholders in the last three years are given below:

General Body Meeting	Day	Resolution
Eleventh AGM	August 20, 2005	• Amendment to the Articles of Association of the Company for re-classification of the authorised share capital. • Approval for issue of preference shares subject to applicable laws and regulations.
Twelfth AGM	July 22, 2006	Nil
EGM	January 20, 2007	• Merger of The Sangli Bank Limited with ICICI Bank Limited (passed by the requisite majority as provided under Section 44A of the Banking Regulation Act, 1949).
Thirteenth AGM	July 21, 2007	• Approval for issue of preference shares subject to applicable laws and regulations. • Amendment to the Articles of Association of the Company for deleting the reference to the definition of 'group'

Postal Ballot

Though not mandatorily required, to facilitate wider participation in the approval process, approval of shareholders was sought through postal ballot for the following Resolutions:

1. Ordinary Resolution for alteration in the authorised share capital and consequent alteration in the Memorandum of Association.
2. Special Resolution for alteration in the Articles of Association.
3. Special Resolution for raising capital.

N. L. Bhatia, Practicing Company Secretary, NL Bhatia & Associates was appointed as the Scrutinizer for conducting the postal ballot process. The notice dated April 28, 2007 was sent to the Members and the last date for receipt of postal ballot forms by the Scrutinizer was June 7, 2007. Till that date, 16,589 forms were received. According to the Scrutinizer's report the first two Resolutions were passed by majority of 99.9% and the third Resolution was passed by majority of 82.9%. The result of the postal ballot was declared on June 8, 2007 and published on June 9, 2007 in the Financial Express (Ahmedabad, Bangalore, Chandigarh, Chennai, Coimbatore, Hyderabad, Kochi, Kolkata, Mumbai, New Delhi and Pune editions) and in Vadodara Samachar (Vadodara) for the information of Members.

The Bank has followed the procedure as prescribed under Companies (Passing of the Resolution by Postal Ballot), Rules, 2001.

At present, no special resolution is proposed to be passed through postal ballot.

XIII. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank's interests. The Bank has no promoter.

2. Penalties or strictures imposed on the Bank by any of the stock exchanges, Securities & Exchange Board of India (SEBI) or any other statutory authority, for any non-compliance on any matter relating to capital markets, during the last three years are detailed below:

   - On April 10, 2007, the Eastern Magistrate's Court, Hong Kong fined the Bank a sum of HKD 40,000, details of which are given in Note 35 of the Notes to Accounts.
   - During fiscal 2006, RBI had imposed a penalty of Rs. 0.5 million on the Bank citing contravention of RBI instructions relating to opening of accounts, monitoring of transactions for adherence of know your customer/anti money laundering norms, and non-adherence to normal banking practices under section 47A(1)(b) of the Banking Regulation Act, 1949.

Other than the aforementioned, no penalties or strictures were imposed on the Bank by any of the stock exchanges, SEBI or any other statutory authority, for any non-compliance on any matter relating to capital markets during the last three years.

XIV. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, business segments, financial performance, operational performance, share price movements and the latest press releases.

ICICI Bank's dedicated investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the National Stock Exchange of India (NSE), the Bombay Stock Exchange Limited (BSE), New York Stock Exchange (NYSE), Luxembourg Stock Exchange, Singapore Stock Exchange and Japan Securities Dealers Association from time to time. ICICI Bank also circulates its half-yearly results to all its shareholders. As required by SEBI and the listing agreements, ICICI Bank files its financial and other information on the Electronic Data Information Filing and Retrieval (EDIFAR) website maintained by the National Informatics Centre (NIC).

ICICI Bank's quarterly financial results are published in the Financial Express (Ahmedabad, Bangalore, Chandigarh, Chennai, Kochi, Kolkata, Mumbai and New Delhi editions) and in Vadodara Samachar (Vadodara). The financial results, official news releases and presentations are also available on the website of ICICI Bank.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

Fourteenth AGM

Day, Date	[illegible]	[illegible]
Saturday, July 26, 2008	1.30 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.

Financial Calendar	:	April 1 to March 31
Book Closure	:	July 12, 2008 to July 26, 2008
Dividend Payment Date	:	July 28, 2008

Listing of equity shares/ADSs on Stock Exchanges (with stock code)

Stock Exchange	[illegible]
Bombay Stock Exchange Limited (BSE) Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (NSE) Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005, United States of America	IBN

1. FII segment of BSE.
2. Each ADS of ICICI Bank represents two underlying equity shares.

ICICI Bank has paid annual listing fees for the relevant periods on its capital to BSE, NSE and NYSE where its equity shares and ADSs are listed.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2008 on BSE and NSE are set out in the following table:

Month	BSE			[illegible]			[illegible]
	High (Rs.)	Low (Rs.)	[illegible]	[illegible]	[illegible]	[illegible]	
April 2007	964.05	803.95	5,918,780	962.90	803.95	25,873,887	31,792,667
May 2007	950.70	841.45	6,362,826	951.15	839.80	31,075,227	37,438,053
June 2007	955.30	901.90	6,102,036	955.45	901.95	23,363,845	29,465,881
July 2007	1,005.40	914.25	15,778,582	1,003.65	914.40	39,952,111	55,730,693
August 2007	915.30	825.80	17,763,584	915.50	824.70	70,683,251	88,446,835
September 2007	1,063.15	883.85	13,045,167	1,062.40	884.05	57,686,954	70,732,121
October 2007	1,257.00	1,016.35	21,577,524	1,254.05	1,021.20	86,748,513	108,326,037
November 2007	1,330.60	1,103.10	8,926,110	1,333.40	1,106.45	60,241,422	69,167,532
December 2007	1,316.05	1,140.40	7,474,505	1,314.30	1,137.70	46,393,370	53,867,875
January 2008	1,439.90	1,124.75	22,083,411	1,435.00	1,124.95	112,998,800	135,082,211
February 2008	1,217.80	1,035.70	13,258,521	1,220.20	1,033.85	59,745,757	73,004,278
March 2008	1,024.45	757.40	27,312,288	1,024.60	759.95	111,889,662	139,201,950
Fiscal 2008	1,439.90	757.40	165,603,334	1,435.00	759.95	726,652,799	892,256,133

The reported high and low closing prices and volume of ADSs of ICICI Bank traded during fiscal 2008 on the NYSE are given below:

Month	[illegible]	[illegible]	[illegible]
April 2007	46.52	36.53	40,198,000
May 2007	47.89	40.29	45,520,000
June 2007	49.69	45.96	39,229,400
July 2007	53.23	44.16	49,085,800
August 2007	44.73	38.03	48,243,600
September 2007	52.72	43.79	36,541,500
October 2007	69.44	52.43	75,127,900
November 2007	68.95	55.29	59,238,000
December 2007	64.71	56.90	36,384,200
January 2008	72.88	59.06	67,696,300
February 2008	62.26	51.84	48,910,700
March 2008	50.28	35.16	103,244,400
Fiscal 2008	72.88	35.16	649,419,800

Source: Yahoo Finance



The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex) during the period April 1, 2006 to March 31, 2008 is given in the following chart:


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Sensex
ICICI Bank

Share Transfer System

ICICI Bank's investor services are handled by 3i Infotech Limited (3i Infotech). 3i Infotech operates in the following main areas of business: software consultancy and development, IT-enabled services, IT infrastructure and network and facilities management services. 3i Infotech has received the ISO-9001 certification for its transaction processing activities.

ICICI Bank's equity shares are traded only in dematerialised form. During the year, 2,343,651 equity shares of ICICI Bank involving 16,872 certificates were transferred into electronic mode. At March 31, 2008, 99.02% of ICICI Bank's paid-up equity share capital (including equity shares represented by ADS constituting 28.58% of the paid-up equity share capital) comprising 1,101,827,673 equity shares had been dematerialised.

Physical share transfers are registered and returned generally within a period of seven days from the date of receipt, if the documents are correct and valid in all respects.

The number of equity shares of ICICI Bank transferred during the last three years (excluding electronic transfer of shares in dematerialised form) is given below:

[illegible]	[illegible]	[illegible]	[illegible]
Number of transfer deeds	7,994	4,804	4,430
Number of shares transferred	437,044	256,196	257,167

As required under Clause 47(c) of the listing agreements entered into by ICICI Bank with stock exchanges, a certificate is obtained every six months from a practising Company Secretary, with regard to, inter alia, effecting transfer, transmission, sub-division, consolidation, renewal and exchange of equity shares and bonds in the nature of debentures within one month of their lodgement. The certificates are forwarded to BSE and NSE, where the equity shares are listed, within 24 hours of issuance and also placed before the Share Transfer and Shareholders'/Investors' Grievance Committee.

In terms of SEBI's circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, a Secretarial Audit is conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, inter alia, reconciliation of the total admitted equity share capital with the depositaries and in the physical form with the total issued/paid up equity capital of ICICI Bank. Certificates issued in this regard are placed before the Share Transfer and Shareholders'/Investors' Grievance Committee and forwarded to BSE and NSE, where the equity shares of ICICI Bank are listed.

Registrar and Transfer Agents

The Registrar and Transfer Agent of ICICI Bank is 3i Infotech Limited. Investor services related queries may be directed to Jayendra Pai at either of the addresses below:

3i Infotech Limited
International Infotech Park
Tower 5, 3rd Floor
Navi Mumbai 400 703
Tel No. : +91-22-6792 8000
Fax : +91-22-6792 8099
E-mail : investor@icicibank.com

3i Infotech Limited
Maratha Mandir Annex
Dr. A. R. Nair Road
Mumbai Central
Mumbai 400 008

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Rakesh Jha/ Pankaj Jain
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 1414
Fax No. : +91-22-2653 1175
E-mail : ir@icicibank.com

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2008

Shareholder Category		
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	317,963,554	28.58
FIIs, NRIs, Foreign Banks, Foreign Companies, OCBs and Foreign Nationals	458,557,443	41.21
Insurance Companies	119,559,469	10.75
Bodies Corporate	65,494,745	5.88
Banks & Financial Institutions	7,815,765	0.70
Mutual Funds	62,976,884	5.66
Individuals	80,319,635	7.22
Total	**1,112,687,495**	**100.00**

Shareholders of ICICI Bank with more than one per cent holding at March 31, 2008

Name of the Shareholder	[illegible]	[illegible]
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	317,963,554	28.58
Life Insurance Corporation of India	85,630,768	7.70
Allamanda Investments Pte. Limited	84,754,268	7.62
Bajaj Auto Limited	37,961,052	3.41
Merrill Lynch Capital Markets Espana S. A. S. V.	26,951,105	2.42
Crown Capital Limited	26,383,083	2.37
Government of Singapore	16,971,299	1.53
Europacific Growth Fund	16,793,789	1.51
The Growth Fund of America Inc	14,000,000	1.26
The New India Assurance Company Limited	13,178,647	1.18
CLSA (Mauritius) Limited	12,518,218	1.13

Distribution of shareholding of ICICI Bank at March 31, 2008

Range - Shares	[illegible]	[illegible]	[illegible]	[illegible]
Upto 1,000	740,044	99.11	55,201,406	4.96
1,001 to 5,000	4,762	0.64	9,649,618	0.87
5,001 – 10,000	574	0.08	4,113,250	0.37
10,001 – 50,000	679	0.09	15,047,946	1.35
50,001 & above	607	0.08	1,028,675,275	92.45
Total	**746,666**	**100.00**	**1,112,687,495**	**100.00**

Outstanding GDRs/ADSs/Warrants or any Convertible Debentures, conversion date and likely impact on equity

ICICI Bank has about 158.98 million ADS (equivalent to about 317.96 million equity shares) outstanding, which constituted 28.58% of ICICI Bank's total equity capital at March 31, 2008. Currently, there are no convertible debentures outstanding.

Plant Locations – Not applicable

Address for Correspondence

Sandeep Batra
Group Compliance Officer & Company Secretary
or
Mehernosh Kapadia
General Manager & Joint Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : 91-22-2653 1414
Fax No. : 91-22-2653 1230
E-mail : companysecretary@icicibank.com

The Bank has complied with the mandatory and non-mandatory requirements mentioned in the listing agreement, with respect to corporate governance.

ANALYSIS OF CUSTOMER COMPLAINTS

a) Customer complaints in fiscal 2008

Number of complaints pending at the beginning of the year	579
Number of complaints received during the year[1]	185,431
Number of complaints redressed during the year	184,147
Number of complaints pending at the end of the year	1,863

1. Includes

a) complaints received via customer service touch points (phone banking) with effect from October 1, 2007.

b) complaints received through e-mail with effect from April 1, 2007.

b) Awards passed by the Banking Ombudsman in fiscal 2008

Number of unimplemented awards at the beginning of the year	4[1]
Number of awards passed by the Banking Ombudsman during the year	7
Number of awards implemented during the year	6
Number of unimplemented awards at the end of the year	1

1. The 4 awards pending as on March 31, 2007 have become null and void, as the customers have not accepted them.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, B S R & Co., Chartered Accountants, regarding compliance of conditions of corporate governance as stipulated in Clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME

In fiscal 2000, ICICI Bank instituted an Employee Stock Option Scheme (ESOS) to enable the employees and Directors of ICICI Bank and its subsidiaries to participate in the future growth and financial success of the Bank. As per the ESOS as amended from time to time, the maximum number of options granted to any employee/director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 5% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 55.6 million shares at April 26, 2008).

Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 onwards vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing not earlier than 12 months from the date of grant.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The price of the options granted prior to June 30, 2003 is the closing market price on the stock exchange, which recorded the highest trading volume on the date of grant. The price for options granted on or after June 30, 2003 till July 21, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The price for options granted on or after July 22, 2004 is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. The above pricing is in line with the SEBI guidelines, as amended from time to time.

On the basis of the recommendation of the Board Governance & Remuneration Committee, the Board at its meeting held on April 26, 2008 approved a grant of approximately 5.6 million options for fiscal 2008 to eligible employees and wholetime Directors. Each option confers on the employee a right to apply for one equity share of face value of Rs. 10 of ICICI Bank at Rs. 915.65, which was the last closing price on the stock exchange, which recorded the highest trading volume in ICICI Bank shares on April 25, 2008.

Particulars of options granted by ICICI Bank upto April 26, 2008 are given below:

Options granted	50,918,455[1]
Options vested	27,227,624
Options exercised	23,726,081
Number of shares allotted pursuant to exercise of options	23,726,081
Options forfeited/lapsed	6,013,919
Extinguishment or modification of options	Nil
Amount realised by exercise of options (Rs.)	4,498,141,120
Total number of options in force	21,178,455[1]

1. Includes 825,000 options granted to wholetime Directors for fiscal 2008, pending RBI approval.

Options granted by ICICI Bank to senior managerial personnel for fiscal 2008 are as follows: K. V. Kamath – 270,000, Chanda D. Kochhar - 180,000, V. Vaidyanathan - 125,000, Madhabi Puri Buch – 125,000, Sonjoy Chatterjee – 125,000, K. Ramkumar – 125,000, and Pravir Vohra – 125,000. No employee was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with AS-20 was Rs. 39.15 in fiscal 2008 against basic EPS of Rs. 39.39. Since the exercise price of ICICI Bank's options is the last closing price on the stock exchange, which recorded the highest trading volume preceding the date of grant of options, there is no compensation cost in fiscal 2008 based on the intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the Black-Scholes model, compensation cost in fiscal 2008 would have been higher by Rs. 1,259.9 million and proforma profit after tax would have been Rs. 40.32 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been Rs. 38.19 and Rs. 37.96, respectively. The key assumptions used to estimate the fair value of options are:

Risk-free interest rate	7.12% – 8.11%
Expected life	2 – 6 years
Expected volatility	36.26% – 38.01%
Expected dividend yield	1.07%

In respect of options granted in fiscal 2008, the weighted average exercise price of the options and the weighted average fair value of the options were Rs. 938.41 per option and Rs. 376.39 per option respectively.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit or loss of the Bank for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and
4. that they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI, SEBI and overseas regulators for their continued co-operation, support and advice. ICICI Bank wishes to thank its investors, the domestic and international banking community, investment bankers, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation of all the employees, whose outstanding professionalism, commitment and initiative has made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

Place : Mumbai
Date : May 27, 2008

N. VAGHUL
Chairman

Compliance with the Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with ICICI Bank Code of Business Conduct and Ethics for the year ended March 31, 2008.

K. V. Kamath
Managing Director & CEO

Place : Mumbai
Date : April 26, 2008

Auditors' Certificate on Corporate Governance

To the Members of ICICI Bank Limited

We have examined the compliance of conditions of corporate governance by ICICI Bank Limited ("the Bank") for the year ended on 31 March 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For B S R & Co.
Chartered Accountants

Akeel Master
Partner
Membership No: 046768

Mumbai
May 27, 2008

Business Overview

ECONOMIC OVERVIEW

The last year has witnessed significant developments in the global economy. Following the deterioration in the US sub-prime housing loan market, the US economy is expected to experience a sharp slowdown in growth. The Federal Reserve has reduced its forecast for US GDP growth in calendar year 2008 from the 1.3%–2.0% range to between 0.3%–1.2%. Growth in the Euro zone remained above expectations at 0.8% in the first quarter of calendar year 2008. However, downside risks to growth remain on account of adverse financial market conditions and increases in energy and food prices. Growth in China moderated slightly during the first quarter of calendar year 2008 to 10.6% as compared to 11.7% during the same period last year.

During fiscal 2008, the Indian economy continued on its high growth path, despite some moderation due to difficult conditions in global markets and increasing inflationary pressures and monetary tightening. The Central Statistical Organisation (CSO) put GDP growth at 9.0% during fiscal 2008 following the 9.6% GDP growth in fiscal 2007, reflecting a slight moderation in growth of the economy. Growth in fiscal 2008 was driven mainly by double-digit growth in the services sector and growth in the industrial sector. The Index of Industrial Production (IIP) recorded an annual average growth rate of 8.1% in fiscal 2008, moderating from 11.5% in fiscal 2007. This was mainly due to moderation of growth in the manufacturing sector from 12.5% in fiscal 2007 to 8.6% in fiscal 2008. The momentum of growth in the services sector (including construction) continued with 10.7% growth during fiscal 2008 following the 11.2% growth in fiscal 2007. Growth in agriculture and allied activities increased to 4.5% during fiscal 2008 as compared to 3.8% in fiscal 2007.

Inflation remained under control for most of fiscal 2008 with the annual average rate of inflation as measured by the Wholesale Price Index easing from 5.3% in fiscal 2007 to 4.4% in fiscal 2008. However, inflationary pressures picked up sharply from March 2008 with the year-on-year rate of inflation increasing from 5.1% for the week ending March 1, 2008 to 8.8% for the week ending May 31, 2008. The sharp increase in inflation was mainly due to the higher prices of primary articles, fuel group items and some manufactured products. The increase in inflation was in line with global price movements. Global oil prices increased sharply during fiscal 2008, increasing inflationary pressures experienced on this account. International crude oil prices increased from US$ 65.87 per barrel at March 30, 2007 to US$ 101.58 per barrel at March 31, 2008 and further increased to US$ 135.90 per barrel at June 13, 2008. In view of rising inflation, Reserve Bank of India (RBI) increased the Cash Reserve Ratio (CRR) from 6.00% to 7.50% during fiscal 2008 and further to 8.25% effective May 2008.

India's exports were US$ 155.5 billion during fiscal 2008, a growth of 23.0% over the previous year. During April–December 2007, exports of agriculture and allied products recorded a growth of 34.9% and exports of petroleum products recorded a growth of 37.3%. According to RBI, net invisibles receipts reached US$ 50.50 billion during the first nine months of fiscal 2008, a growth of 39.2% over the corresponding period in the previous year. Growing import demand for capital goods due to the strong investment climate and the sharp increase in oil prices have led to a deficit in the current account (US$ 16.05 billion during first nine months of fiscal 2008). Net Foreign Direct Investment (FDI) into India was US$ 8.40 billion during the first nine months of fiscal 2008 while net portfolio investment was US$ 33.00 billion. Foreign exchange reserves continued to grow, reaching US$ 309.16 billion on March 28, 2008.

The resilience displayed by the economy in fiscal 2008, in light of the developments in the global economy and the sharp increase in global oil and commodity prices, is evidence of the broad-based and sustainable nature of India's growth momentum. The investment pipeline and demand for credit from corporates continue to be robust. Inflation conditions, global developments and external inflows will be key factors impacting liquidity and interest rates during the current year. Continued investment in infrastructure, reorienting education and skill-building to the needs of the new economic drivers and holistic development of the agricultural sector and the rural economy are the key imperatives to realise India's full potential in the long run.

FINANCIAL SECTOR OVERVIEW

The financial sector mirrored the developments in the Indian economy. Credit growth during fiscal 2008 moderated, given the tightening of interest rates in the economy. Non-food credit increased by 22.3% in fiscal 2008 compared to 28.0% in fiscal 2007. Based on data published by RBI, at February 15, 2008, industry accounted for 39.6% of non-food gross bank credit, retail credit for 24.5%, agriculture and allied activities for 11.7%, trade for 5.8%, real estate for 2.6% and other sectors for the balance 15.8%. The credit-deposit ratio remained within the range of 69.0%-74.0% during fiscal 2008 and was about 73.0% in March 2008. The incremental credit-deposit ratio was about 71.9% for fiscal 2008 compared to about 86.0% for fiscal 2007. Deposits of the banking system grew by Rs. 6,029.54 billion, or 22.9%, in fiscal 2008 compared to 24.2% in fiscal 2007. In response to the increase in the cash reserve ratio and the liquidity conditions, banks have increased their lending rates. The average yield on 10-year Government securities increased relatively moderately from 7.8% in fiscal 2007 to 7.9% in fiscal 2008, given the continued demand for government securities on account of the mandated holding requirement for banks and other financial intermediaries.

First year retail premium underwritten in the life insurance sector recorded a growth of 30.7% (on weighted received premium basis) to reach Rs. 526.59 billion in fiscal 2008 with the private sector's retail market share (on weighted received premium basis) increasing from 35.5% in fiscal 2007 to 50.5% in fiscal 2008. The non-life insurance industry was de-tariffed with effect from January 1, 2007, whereby insurance premiums were freed from price controls, resulting in a reduction in premium rates and a negative impact on industry growth. Gross premium in the non-life insurance sector (excluding specialised insurance institutions) grew by 12.6% to Rs. 281.31 billion in fiscal 2008 as compared to 22.4% growth in fiscal 2007 with the private sector's market share increasing from 34.9% in fiscal 2007 to 39.9% in fiscal 2008. Total assets under management (on average assets basis) of mutual funds grew by 50.0% from Rs. 3,590.97 billion in March 2007 to Rs. 5,385.08 billion in March 2008.

Equity markets remained stable and buoyant during the first half of fiscal 2008, followed by a period of significant decline in the BSE Sensex on account of developments in global financial markets. The Sensex continues to remain volatile, due to global concerns as well as inflationary pressures and other downside risks to growth.

There were a number of key policy developments in the banking sector during fiscal 2008. Price stability, management of inflation expectations and stability of financial markets remain the key monetary policy objectives of RBI. In August 2007, RBI issued guidelines on external commercial borrowings. The guidelines permit external commercial borrowings of more than US$ 20 million per company only for foreign currency expenditure. For rupee expenditure, external commercial borrowings were permitted only up to US$ 20 million with the prior approval of RBI. Subsequently in May 2008, RBI increased the limit on external commercial borrowings for rupee expenditure to US$ 100 million for the infrastructure sector and US$ 50 million for other sectors. The Basel II capital adequacy framework became applicable to certain banks including ICICI Bank from fiscal 2008. The guidelines include an increase in the minimum Tier-1 CAR from 4.5% to 6.0% and the introduction of capital for operational risk. In November 2007, RBI issued guidelines for banks engaging recovery agents asking them to put in place a due diligence process for engagement of recovery agents. In February 2008, the Government of India in its budget for fiscal 2009 has announced a debt waiver for small and marginal farmers. In respect of other farmers, the scheme proposes a one-time settlement of all overdue loans at 75% of the loan amount.

The Indian financial sector has remained resilient to the adverse developments in global markets. Given the long-term growth prospects of the Indian economy, the growth outlook of the financial sector in India continues to be robust.

ORGANISATION STRUCTURE

Our organisation structure is designed to be flexible and customer-focused. At the same time, we seek to ensure effective control and supervision and consistency in standards across the organisation. The organisation structure is divided into the following principal groups:

- Corporate Centre, comprising financial reporting; planning and strategy; asset liability management; investor relations; secretarial; corporate communications; risk management; compliance; internal audit; legal; financial crime prevention and reputation risk management; and the Bank's proprietary trading operations across various markets.
- Retail Banking Group, comprising the retail liabilities, retail assets and small enterprises businesses.
- Rural, Micro-banking and Agri-business Group, comprising the rural and agricultural lending and other banking businesses.

- Wholesale Banking Group, comprising the corporate & investment banking, project finance and government banking businesses.
- International Banking Group, comprising the Bank's international operations, including operations in various overseas markets as well as products and services for non-resident Indians, international trade finance, correspondent banking and wholesale resource mobilisation.
- Global Markets Group, comprising our global client-centric treasury operations.
- Global Operations & Middle Office Groups, which are responsible for back-office operations, controls and monitoring of our domestic and overseas operations.
- The Human Resources Management Group is responsible for the Bank's recruitment, training, leadership development and other personnel management functions and initiatives.
- The Technology Management Group (TMG) is responsible for enterprise-wide technology initiatives, with dedicated technology teams serving individual business groups and managing information security and shared infrastructure.
- The Facilities Management & Administration Group is responsible for management of corporate facilities and administrative support functions.
- The Organisational Excellence Group is responsible for enterprise-wide quality and process improvement initiatives.

BUSINESS REVIEW

During fiscal 2008, the Bank continued to grow and diversify its asset base and revenue streams by leveraging the growth platforms created over the past few years. We maintained our leadership position in retail credit, achieved robust growth in our fee income from both corporate and retail businesses, strengthened our deposit franchise and significantly scaled up our corporate and international banking operations.

Retail Banking

We were among the first banks to identify the growth potential of retail credit in India. Between 2003 and 2006 the banking system as a whole saw significant expansion of retail credit, with retail loans accounting for a major part of overall systemic credit growth. However, due to the increase in interest rates following inflationary pressures, retail credit growth in the banking system has moderated from about 30% over the last few years to about 10–15% currently. We continue to believe that retail credit has robust long-term growth potential, driven by sound fundamentals, namely, rising income levels and favourable demographic profile. At the same time, the retail credit business requires a high level of credit and analytical skills and strong operations processes backed by technology. Our retail strategy is centred around a wide distribution network, comprising our branches and offices, direct marketing agents and dealer and real estate developer relationships; a comprehensive and competitive product suite; technology-enabled back-office processes; and a robust credit and analytical framework.

We are the largest provider of retail credit in India. Our total retail portfolio was Rs. 1,316.63 billion at March 31, 2008, constituting 58% of our total loans at that date.

During fiscal 2008, we continued our focus on strengthening our retail deposit franchise to create a stable funding base. Our current and savings account (CASA) deposits as a percentage of total deposits increased from 22% at March 31, 2007 to 26% at March 31, 2008, with savings account deposits increasing by 36% during fiscal 2008. During the year, we have expanded our branch network substantially. At March 31, 2008, we had 1,262 branches & extension counters compared to 755 branches & extension counters at March 31, 2007, including the addition of about 200 branches through the merger of Sangli Bank. Our branch network has further increased to 1,367 as of May 31, 2008. We continued to expand our electronic channels, namely internet banking, mobile banking, call centres, point of sale terminals and ATMs, and migrate customer transaction volumes to these channels. We increased our ATM network to 3,881 ATMs at March 31, 2008 from 3,271 ATMs at March 31, 2007. Our call centres have a total seating capacity of approximately 6,375 sales and service workstations. Transaction volumes on internet and mobile banking have grown significantly, constituting an increasing percentage of total customer transactions. During the year, we launched a mobile banking service enabling a wide range of banking transactions using the mobile phone.

Cross-selling new products and also the products of our life and general insurance subsidiaries to our existing customers is a key focus area for the Bank. Cross-sell allows us to deepen our relationship with our existing customers and helps us reduce origination costs as well as earn fee income. Our branches and other channels are increasingly becoming important points of sale for our insurance subsidiaries. In fiscal 2008, about 19% of ICICI Prudential Life Insurance Company's new business was generated through ICICI Bank. We will continue to focus on cross-sell as a means to improve profitability and offer a complete suite of products to our customers. We continue to leverage our multi-channel network for distribution of other third party products like mutual funds, Government of India relief bonds and initial public offerings of equity.

Customer service is a key focus area for the Bank and we have adopted a multi-pronged approach to continuously monitor and enhance customer service levels. The Customer Service Council comprising wholetime directors and senior management meets regularly to review our customer service initiatives. We have implemented a structured customer feedback process where feedback is received from customers through e-mail, mobile messaging and telephone. We conduct regular training programmes for employees to improve customer handling and interaction and have incorporated customer service metrics in performance evaluation. Our service quality team is also responsible for tracking resolution and turn-around times for service requests, identifying root causes to be addressed through process improvements, rewarding achievements in customer service and institutionalising learnings from customer feedback. The Customer Service Committee of the Board of Directors periodically reviews the initiatives taken by the Bank in this area.

Small Enterprises

During fiscal 2008, our small enterprises customer base increased by 26% to about 1.1 million accounts. We have introduced our service offerings in over 400 new branches, increasing our coverage to over 1,000 branches. During the year, we have focused on product specialisation including investment banking for SMEs. We have continued to focus on shaping the small and medium enterprises sphere in India through initiatives such as the "Emerging India Awards", the SME CEO Knowledge Series - a platform to mentor and assist SME entrepreneurs, and the "SME Dialogue" - a weekly feature in a leading financial newspaper sharing SME best practices and success stories. During the year, we have launched several new products and services like the SME toolkit - an online business and advisory resource for SMEs.

Corporate Banking

Our corporate banking strategy is based on providing comprehensive and customised financial solutions to our corporate customers. We offer a complete range of corporate banking products including rupee and foreign currency debt, working capital credit, structured financing, syndication and transaction banking products and services.

Our corporate and investment banking franchise is built around a core relationship team that has strong relationships with almost all of the country's corporate houses. The relationship team is product agnostic and is responsible for managing banking relationships with clients. We have also put in place product specific teams with a view to focus on specific areas of expertise in designing financial solutions for clients. Through our relationship teams working in tandem with product solution teams, we have deepened our client relationships across our product portfolio resulting in significant growth in income and wallet share among all our top corporate clients, as compared to the previous year.

We have created an integrated Global Investment Banking Group, which is responsible for working with the relationship team in India and our international subsidiaries and branches, for origination, structuring and execution of investment banking mandates on a global basis. We have also restructured our delivery team for transaction banking products by creating dedicated sales teams for trade services and transaction banking products. This has been done with the intent to increase our market share from transaction banking products, which will translate into recurring fee income for the Bank. We have also focused on increasing market share in trade finance by leveraging and further strengthening correspondent banking relationships.

Fiscal 2008 saw continued demand for credit from the corporate sector, with growth and additional investment demand across all sectors. We were able to leverage our international presence and deep corporate relationships to work on overseas acquisitions made by Indian companies and infrastructure projects in India. During fiscal 2008 we were involved in 75% of outbound mergers and acquisitions deals from India. We are now a preferred partner for Indian companies for syndication of external commercial borrowings and other fund raising in international markets and have been ranked number one in offshore loan syndications of Indian corporates in calendar year 2007.

The resurgence of the Indian economy, the need for infrastructure development and the international expansion of Indian companies provide exciting opportunities for our corporate banking business. We believe that we are well-placed to capitalise on these opportunities by combining our domestic and international balance sheets, and our credit and structured financing expertise.

Project Finance

The Indian economy is witnessing significant investments with the investment pipeline projected at US$ 700.0 billion over the next few years. Our project finance proposition is based on our constant endeavour to contribute to the project framework and enhance the bankability of projects through our innovative structuring skills, sectoral knowledge and robust due diligence techniques. In fiscal 2008, we consolidated our lead arranger position across a variety of signature project finance transactions in diverse sectors and also forayed into select international project finance transactions.

We believe that there is significant potential in the infrastructure and manufacturing sectors. The power sector is expected to witness large investments involving significant capacity additions of more than 70 gigawatts over the next five years predominantly driven by increased private sector participation. The ultra mega power projects, increasing interest in hydroelectric generation, and offering of transmission projects through competitive bidding are expected to provide attractive funding opportunities.

In the transportation sector, road development is being undertaken across both the national highways (through the National Highway Development Programme) and the state highways. The port sector has been witnessing traffic growth of over 14% per annum for the last few years with increased participation of the private sector and international players. There is an increased focus on the railways sector with investments expected in modernisation of railway stations, logistic parks and dedicated freight corridors.

The modernisation, upgradation and expansion of metro and non-metro airports are underway and are expected to provide significant business opportunities in the future. In addition to the Delhi and Mumbai airports, which have already been transferred to private developers, the airports at Kolkata and Chennai are also proposed to be modernised through a suitable model. Greenfield airports are also proposed to be set up at key business and tourist destinations, such as Bangalore and Hyderabad, which have already seen project completion under private management.

The telecom sector is expected to see continued growth given the relatively low teledensity and the fresh impetus provided by the issuance of new licenses, which would result in large investments in rollout of new networks alongside the network expansion of existing service providers.

The oil and gas sector is witnessing activity across the entire value chain, from exploration and production through increased private sector participation under the New Exploration Licensing Policy, to setting up of large-scale refineries by both public sector and private sector players.

The manufacturing sector has seen significant capacity additions being undertaken and planned including greenfield projects in steel, aluminium and cement. Strong growth in infrastructure, real estate and demand for consumer goods and automobiles is expected to increase the demand for steel, aluminium and cement. India's advantage in terms of low cost of manufacturing and availability of talent has led to several foreign majors setting up large capacities in auto, auto ancillaries and engineering industries to meet the growing domestic demand and also as a manufacturing hub to serve global markets.

International Banking

In 2001, we identified international banking as a key opportunity, aiming to cater to the cross-border needs of clients and leveraging our domestic banking strengths to offer products internationally. We have made significant progress in the international business since we set up our first overseas branch in Singapore in 2003. ICICI Bank currently has subsidiaries in the United Kingdom, Russia and Canada, branches in Singapore, Bahrain, Hong Kong, Sri Lanka, Dubai International Finance Centre, Qatar Financial Centre and the United States and representative offices in the United Arab Emirates, China, South Africa, Bangladesh, Thailand, Malaysia and Indonesia. The Bank's wholly owned subsidiary ICICI Bank UK PLC has nine branches in the United Kingdom and a branch each in Belgium and Germany. ICICI Bank Canada has eight branches including three in Toronto. ICICI Bank Eurasia LLC has six branches including three branches in Moscow and one in St. Petersburg.

Our international strategy is focused on building a retail deposit franchise, diverse wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business; achieving the status of a non-resident Indian (NRI) community bank in key markets; and expanding private banking operations for India-centric asset classes. During fiscal 2008, we focused on deepening our presence in existing overseas locations and expanding our operations in key markets. In line with our strategy to establish a presence in large markets with significant savings pools, we entered into Germany through a branch established by ICICI Bank UK PLC. We have been able to successfully leverage our technology advantage to create a growing international deposit base. Total deposits of ICICI Bank UK PLC and ICICI Bank Canada increased by 76.0% from Rs. 191.28 billion at March 31, 2007 to Rs. 335.86 billion at March 31, 2008. We also received approval for and commenced branch operations in the United States.

We have established a strong franchise among NRIs by offering a comprehensive product suite, technology-enabled access, a wide distribution network in India and alliances with local banks in various markets. Currently, we have over 500,000 NRI customers. We have undertaken significant brand-building initiatives in international markets and have emerged as a well-recognised financial services brand for NRIs. We continue to maintain a market share of 25% in inward remittances to India. During fiscal 2008, we launched innovative products like instant money transfer and enhanced our focus on customer relationship management and process automation. Additionally, we also undertook the development of low cost remittance products in non-India geographies with correspondent tie-ups for disbursements in over 100 such geographies.

Through our international private banking services, we offer various products to mass affluent and high networth clients based on their financial needs and risk appetite. The offerings range from simple deposits and loans to more sophisticated structured products, private equity and products giving exposure to the real estate sector in India.

Rural banking and agri-business

We believe the rural economy has high growth potential and offers large credit growth opportunities. Towards this end, our suite of products and services is targeted to address the needs of both the farm and non-farm sectors. Our retail product suite encompasses loans for crop production, purchase of farm equipment, commodity based finance as well as various savings, investment and insurance products. We also offer micro-finance and jewel loans. We have also focused on enhancing credit to farmers by leveraging on corporate partnerships. For example, we have partnered with various dairies to provide financing to farmers for purchase of milch cattle. We also provide credit and banking services to SMEs active in the agricultural value chain. To enhance our service quality and product delivery capabilities we have developed a large network of rural branches which is further augmented by non-branch channels.

Rural banking in India is still at a nascent stage and the deployment of technology channels and modern banking methods for rural lending continues to be an evolving process. In line with our learnings from our rural banking operations, we undertook a comprehensive review of and realigned our channel architecture, credit underwriting processes and account management systems. We have put in place a robust risk management structure to mitigate and manage credit, operational and fraud risks. Through this, we aim to create a strong foundation for scaling up of our rural business.

RISK MANAGEMENT

Risk is an integral part of the banking business and we aim at delivering superior shareholder value by achieving an appropriate trade-off between risk and returns. The key risks are credit risk, market risk and operational risk. Our risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices.

We have four dedicated groups, the Global Risk Management Group (GRMG), the Compliance Group, Internal Audit Group and the Financial Crime Prevention and Reputation Risk Management Group (FCPRRMG) which are responsible for assessment, management and mitigation of risk in ICICI Bank. During fiscal 2008, we formed the FCPRRMG to design and implement appropriate internal controls in respect of anti-money laundering, fraud prevention and reputation risk management. In addition, the Credit and Treasury Middle Office Groups and the Global Operations Group monitor operational adherence to regulations, policies and internal approvals. These groups are completely independent of all business operations. GRMG is further organised into the Global Credit Risk Management Group, the Global Market Risk Management Group and the Operational Risk Management Group. The internal audit and compliance function are responsible to the Audit Committee of the Board.

Credit Risk

Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. We measure, monitor and manage credit risk for each borrower and also at the portfolio level. We have standardised credit approval processes, which include a well-established procedure of comprehensive credit appraisal and rating. We have developed internal credit rating methodologies for rating obligors. The rating factors in quantitative and qualitative issues and credit enhancement features specific to the transaction. The rating serves as a key input in the approval as well as post-approval credit processes. Credit rating, as a concept, has been well internalised within the Bank. The rating for every borrower is reviewed at least annually. Industry knowledge is constantly updated through field visits and interactions with clients, regulatory bodies and industry experts.

In our retail credit operations, all products, policies and authorisations are approved by the Board or a Board Committee or pursuant to authority delegated by the Board. Credit approval authority lies only with our credit officers who are distinct from the sales teams. Our credit officers evaluate credit proposals on the basis of the approved product policy and risk assessment criteria. Credit scoring models are used in the case of certain products like credit cards. External agencies such as field investigation agencies are used to facilitate a comprehensive due diligence process. Before disbursements are made, the credit officer conducts a centralised check on the delinquencies database and review of the borrower's profile. We continuously refine our retail credit parameters based on portfolio analytics. We also draw upon reports from the Credit Information Bureau (India) Limited (CIBIL).

Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. The objective of market risk management is to minimise the impact of losses on earnings and equity capital due to market risk.

Market risk policies include the Investment Policy and the Asset-Liability Management (ALM) Policy. The policies are approved by the Board of Directors. The Asset-Liability Management Committee (ALCO) stipulates liquidity and interest rate risk limits, monitors adherence to limits, articulates the organisation's interest rate view and determines the strategy in light of the current and expected environment. These policies and processes are articulated in the ALM Policy. The Investment Policy addresses issues related to investments in various trading products. The Global Market Risk Management Group exercises independent control over the process of market risk management and recommends changes in processes and methodologies for measuring market risk.

 

Interest rate risk is measured through the use of re-pricing gap analysis and duration analysis. Liquidity risk is measured through gap analysis. We ensure adequate liquidity at all times through systematic funds planning and maintenance of liquid investments as well as by focusing on more stable funding sources such as retail deposits. We limit our exposure to exchange rate risk by stipulating position limits.

The Treasury Middle Office Group monitors the asset-liability position under the supervision of the ALCO. It also monitors the treasury activities and adherence to regulatory / internal policy guidelines. The Treasury Middle Office Group is also responsible for processing treasury transactions, tracking the daily funds position and complying with all treasury-related management and regulatory reporting requirements.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risks in the Bank are managed through a comprehensive internal control framework. The control framework is designed based on categorisation of all functions into front-office, comprising business groups; mid-office, comprising credit and treasury mid-offices; back-office, comprising operations; and corporate and support functions.

RBI has mandated all banks to develop an operational risk management framework. In accordance with these guidelines, our board of directors has approved an Operational Risk Management Policy. The policy is applicable across the Bank including overseas offices and aims to ensure clear accountability, responsibility and mitigation of operational risk. We have constituted an Operational Risk Management Committee (ORMC) to oversee the implementation of the Operational Risk Management framework. The framework comprises identification of risks, assessment of controls to mitigate these risks, risks measurement, risks monitoring and mitigation. We have formed an independent Operational Risk Management Group to facilitate its implementation.

TREASURY

The treasury operations comprise the balance sheet management function, the client-related corporate markets business and the proprietary trading activity.

Fiscal 2008 saw the continuation of volatility in interest rates, varying liquidity conditions, global credit tightening and inflationary concerns resulting in significant movement in the yield curve at various points in time. The government bond markets witnessed significant volatility in yields. The balance sheet management function continued to actively manage the government securities portfolio held for compliance with SLR norms to optimise the yield on this portfolio, while maintaining an appropriate portfolio duration given the volatile interest rate environment. The focus of our proprietary trading operations was to maximise profits from positions across key markets including corporate bonds, government securities, interest rate swap, equity and foreign exchange markets. While the adverse market conditions in the last quarter of fiscal 2008 had an adverse impact on equity proprietary trading operations, the Bank capitalised on the opportunities in the fixed income markets realizing gains on its portfolio. The Bank's overseas branches and subsidiaries also invest in credit derivatives with a majority of exposures in this portfolio being to Indian corporates.

We provide foreign exchange and derivative products and services to our customers through our Global Markets Group. These products and services include foreign exchange products for hedging currency risk, foreign exchange and interest rate derivatives like options and swaps and bullion transactions. We also hedge our own exchange rate and commodity risks related to these products with banking counterparties.

In line with the international expansion of the bank, treasury functions have been set up in United States, Hong Kong, Sri Lanka, Bahrain, Singapore and the Offshore Banking Unit in Mumbai to support the operations of these branches.

HUMAN RESOURCES

We believe that it is imperative for industry in general, and the financial services industry in particular, to invest in preparing industry-ready human talent to sustain its growth trajectory.

During fiscal 2008, we launched the "Probationary Officer Programme." It was a first of its kind, nation wide initiative to provide a career opportunity to aspiring and bright graduates who would have otherwise been excluded from participating in the nation's growth. The ICICI Group collaborated with Manipal Universal Learning to create the ICICI Manipal Academy for Banking & Insurance to generate inclusive employment opportunities for capable, young graduates. It offers a fully paid one-year residential training programme to more than 800 graduates who have been selected from across India through a rigorous process. This one-year programme strives to increase efficiency and improve customer experience by enabling first day employee productivity through knowledge, skills and grooming inputs. It aims at integrating students into the ICICI Group ethos and work ethics.

Attempting to bridge the skills gap that exists in India and especially in the banking industry, we launched the Branch Banking Academy, Wealth Management Academy and Sales Academy in fiscal 2008. These academies have been launched with the premise that banking skills can be created and extended to those who have the basic aptitude to learn. These job-linked, skill-enhancement academies are aimed at increasing the speed to job. We have effectively deployed certified branch managers and branch operations managers for all our new branches within six months through the Branch Leadership Program.

Our training initiatives attempt to build relevant and standardised knowledge and skills that can be replicated and made accessible to our distributed employee network easily. In fiscal 2008, we pioneered game-based learning and simulation in banking. A branch banking simulator and several game-based modules were created to provide virtual environments for skills practice and enhance the quality of service delivery.

In fiscal 2008, we explored mobile learning as a channel to provide performance support through instant learning. This channel, which is easily available to our entire front line sales team, strives towards resolving all customer queries and facilitates flawless sales closure.

ICICI Bank was recognised in the global list of Top Companies for Leaders in 2007, according to a survey conducted by Hewitt Associates in partnership with the RBL group and Fortune magazine. Our in-house leadership development programme continues to build leadership talent within the organisation.

INFORMATION TECHNOLOGY

ICICI Bank continues to deploy technology for use in banking. Continued focus on leveraging technology has resulted in process efficiencies and enhanced convenience for customers. The emphasis on an enterprise view of technology has led to an architecture that is highly aligned to the changing business environment.

During fiscal 2008, we have augmented our traditional channels with offerings on the mobile and self-service transaction capability. With a view to enhance customer convenience and provide services on a continuous and location independent basis, we have enabled financial transactions through mobile phones. This allows customers to perform banking transactions in a secure manner through an application that can be downloaded on the phone.

In order to strengthen decision making in our asset businesses, we have implemented the business rules engine concept during the last fiscal. The engine offers rule flows, decision tables, decision trees and score models for asset product applicants and hence eliminates subjectivity in decision-making, thereby limiting exposure risks. The implementation of a comprehensive collections system has been another development in the retail asset business.

Operations in new branches in Germany and US have been enabled with standardised systems for banking accounts, internet banking and regulatory reporting. To support the expansion of private banking and wealth management businesses in overseas geographies, we have deployed a comprehensive private banking system. This provides enhanced portfolio management tools and effective risk management capabilities for our overseas operations.

We have strengthened our security framework to include the mobile channel. Effective steps have been taken to control online security threats such as phishing, frauds and identity thefts. By adopting the transaction security system at ATMs, all ATM transactions are now end-to-end secure as per recommended industry standards.

KEY SUBSIDIARIES

ICICI Prudential Life Insurance Company

ICICI Prudential Life Insurance Company (ICICI Life) continued to maintain its market leadership among private sector life insurance companies with a retail market share of about 12.7% in the overall industry in fiscal 2008 (on weighted received premium basis) as against 9.1% in fiscal 2007. ICICI Life's new business premium (on weighted received premium basis) grew by 68.3% from Rs. 39.71 billion in fiscal 2007 to Rs. 66.84 billion in fiscal 2008. Life insurance companies worldwide make losses in the initial years, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Life had a negative impact of Rs. 10.31 billion on the Bank's consolidated profit after tax in fiscal 2008 on account of the above reasons, the company's unaudited New Business Profit (NBP) for fiscal 2008 was Rs. 12.54 billion as compared to Rs. 8.81 billion in fiscal 2007. NBP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company (ICICI General) enhanced its leadership position with a market share of 29.8% among private sector general insurance companies and an overall market share of about 11.9% during fiscal 2008. ICICI General's gross written premium (excluding share of motor third party insurance pool) grew by 11.4% from Rs. 30.03 billion in fiscal 2007 to Rs. 33.45 billion in fiscal 2008. The industry witnessed a slowdown in growth on account of de-tariffication of the general insurance industry whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates. The industry also witnessed the formation of the motor third party insurance pool for third party insurance of commercial vehicles. Accordingly, all insurance companies are required to cede 100% of premiums collected and claims incurred for this segment to the pool. At the end of the year, the results of the pool are shared by all insurance companies in proportion to their overall market share in the industry. The motor third party pool had a negative impact of Rs. 0.53 billion on the profit of ICICI General. ICICI General is also required to expense upfront, on origination of a policy, all sourcing expenses related to the policy. ICICI General achieved a profit after tax of Rs. 1.03 billion in fiscal 2008, a growth of 50.5% over fiscal 2007.

ICICI Prudential Asset Management Company

ICICI Prudential Asset Management Company (ICICI AMC) was the second largest asset management company in India with average assets under management of Rs. 543.55 billion for March 2008. ICICI AMC achieved a profit after tax of Rs. 0.82 billion in fiscal 2008, a growth of 69.7% over fiscal 2007.

ICICI Venture Funds Management Company Limited

ICICI Venture Funds Management Company Limited (ICICI Venture) strengthened its leadership position in private equity in India, with funds under management of about Rs. 95.50 billion at year-end fiscal 2008. ICICI Venture achieved a profit after tax of Rs. 0.90 billion in fiscal 2008 compared to Rs. 0.70 billion in fiscal 2007.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited

The securities and primary dealership business of the ICICI group have been reorganised. ICICI Securities Limited has been renamed as ICICI Securities Primary Dealership Limited. ICICI Brokerage Services Limited has been renamed as ICICI Securities Limited and has become a direct subsidiary of ICICI Bank. ICICI Securities achieved a profit after tax of Rs. 1.50 billion and ICICI Securities Primary Dealership achieved a profit after tax of Rs. 1.40 billion, in fiscal 2008.

ICICI Bank UK PLC

ICICI Bank UK PLC (ICICI Bank UK) is a full-service bank offering retail and corporate and investment banking services in the UK and Europe. ICICI Bank UK's total assets increased by 81.4% from US$ 4,868 million at

March 31, 2007 to US$ 8,829 million at March 31, 2008 while total deposits grew by 84.2% from US$ 2,812 million at March 31, 2007 to US$ 5,180 million at March 31, 2008. ICICI Bank UK's profit after tax was US$ 38.4 million during fiscal 2008 after taking into account investment valuation charges.

ICICI Bank Canada

ICICI Bank Canada is a full-service direct bank established in Canada as a wholly-owned subsidiary of ICICI Bank, and offers a wide range of financial solutions to cater to personal, commercial, corporate, investment, treasury and trade requirements. ICICI Bank Canada's total assets increased by 92.3% from US$ 2,002 million at March 31, 2007 to US$ 3,849 million at March 31, 2008. Total deposits increased by 77.7% from US$ 1,796 million at March 31, 2007 to US$ 3,191 million at March 31, 2008. ICICI Bank Canada recorded a net loss of US$ 14.3 million during fiscal 2008, after taking into account investment valuation charges.

CREDIT RATINGS

ICICI Bank's credit ratings by various credit rating agencies at March 31, 2008 are given below:

Agency	Rating
Moody's Investor Service (Moody's)	Baa2[1]
Standard & Poor's (S&P)	BBB-[1]
Credit Analysis & Research Limited (CARE)	CARE AAA
Investment Information and Credit Rating Agency (ICRA)	AAA
CRISIL Limited	AAA
Japan Credit Rating Agency (JCRA)	BBB+

1. Senior foreign currency debt ratings.

PUBLIC RECOGNITION

The Bank received several awards during fiscal 2008, including the following:

- "Best Bank in Asia" by Euromoney
- "Best Bank in India" by Euromoney
- "Fabulous 50 companies in Asia" by Forbes Asia
- "Best Domestic Bank in India" by Asset Triple A
- "Best Bank of the Year (India)" by The Banker
- "Best Private Sector Bank" by Outlook Money NDTV Profit Awards 2007
- "Asia's Best Financial Borrower 2007" by Euromoney
- "Excellence in Remittance Business" by Asian Banker
- "Most Preferred Brand" for home loans, auto loans, credit cards and financial advisory services by CNBC Awaaz
- "Innovative Technology Award" by CIO
- "Best Regional Private Bank" by The Banker
- "Excellence in Financial Reporting" by Institute of Chartered Accountants of India (ICAI)

Promoting Inclusive Growth

India's economic outlook is buoyant but there are millions of Indians who are currently not integrated into the economic mainstream. Engaging them in the growth process is crucial for India's sustainable growth and social development. This would address existing inequalities and drive GDP growth to an even higher level.

The ICICI Group's financial inclusion initiatives

Access to financial services is one of the key enablers for participation in the nation's economy. The ICICI Group is seeking to combine a sustainable business model with a social and human development agenda through a range of initiatives aimed at providing access to financial services to those who are currently not within the ambit of formal financial services. The aim is to build a business model that can provide financial services effectively across rural India and deliver value to this market at a low cost. The ICICI Group is working with key stakeholders including agri-based industries, government authorities and micro finance institutions in this direction. Technology, including biometric authentication tools, forms a core element of the strategy to accelerate the penetration of financial services.

The ICICI Group's key initiatives towards financial inclusion include:

Microfinance: ICICI Bank's microfinance programme facilitates extension of credit to low income households. With a portfolio of Rs. 9.6 billion and having touched the lives of about 3.5 million people, this microfinance programme is one of the largest among private sector banks in India. ICICI Bank was able to scale up this programme through the innovative "Partnership model". ICICI Bank's participation has catalysed the growth of smaller micro-finance institutions (MFIs) in India.

The Bank has focused on development and capacity-building in the MFI sector. In 2007, there were only five MFIs in India with 500,000 or more customers. The ICICI Group has worked to significantly expand the sector by developing new MFIs. The Bank's Emerging MFI team, its Social Initiatives Group and the Centre for Microfinance at the Institute of Financial Management & Research (IFMR) worked in collaboration in this area. The Bank's Social Initiatives Group acted as a catalyst for the development of appropriate channels and products that make basic financial services accessible to the poorest clients. This has resulted in partnership with venture capital funds engaged in identifying opportunities, providing equity finance, mentoring new entrepreneurs and facilitating product development. The Centre for Microfinance at IFMR worked with large MFIs, whose volumes required stronger planning and processes at different levels to expand or consolidate their operations, refine their risk assessment and manage an increasing inflow and outflow of funds. The Emerging MFI team in the Bank identified and developed organisations or individuals at varying stages of readiness to take up micro-finance as a viable business. It also worked to resolve the geographical asymmetry of micro finance in India.

ICICI Bank's other innovations in the field of micro-finance include the first securitisation deals in the micro finance industry in India in 2004. The Bank's current major initiatives include introduction of biometric smart cards towards ensuring Know Your Customer (KYC) compliance and roll out of the banking correspondent model.

Other micro-financial services: To provide easy savings for low-income customers, ICICI Bank has launched a micro-savings facility. A state-of-the-art solution based on a biometric-enabled smart card and a battery-operated authentication device developed by Financial Innovation & Network Operations (FINO), a partner organisation, this micro-savings product provides access to a savings account with convenient features. Apart from this savings account, the Bank also offers recurring and fixed deposits to enable customers to avail higher return on their savings.

The perpetual uncertainties in the income cycle of the poor increases their vulnerability to economic shocks. ICICI Prudential Life Insurance (ICICI Life) provides micro insurance services which have promoted financial security among the rural poor and improved their ability to avail credit facilities for undertaking income generating activities. Similarly, ICICI Lombard General Insurance (ICICI General) provides a range of non-life insurance products, including health, weather and cattle insurance to help mitigate the impact of other contingencies such as illness and crop failure. ICICI Prudential Asset Management Company (ICICI AMC) has launched India's first Micro Systematic Investment Plan (MSIP), a mutual fund targeted for the poor, with a minimum investment amount as low as US$1.

Government welfare schemes: Implementation of several of the governments' social and welfare initiatives can be outsourced for better results. ICICI General has structured need-based, cost effective insurance solutions for a number of state governments and ministries of the Government of India covering around 36 million lives for personal accident insurance and health insurance. The benefit for the government has been the transfer of risk to ICICI General, greater accountability and transparency and streamlined reporting.

Innovative farmer finance: ICICI Bank has sought to introduce several new products to meet the farmer's need for credit. Soon after harvest, prices for all commodities are at their lowest. The smaller and marginal farmers are most likely to succumb to a low price since their need for realisation of funds is the most acute. Availability of finance at the right time strengthens farmers' inventory holding capacity. ICICI Bank launched warehouse receipt based financing to address this need. This allows the farmer to take a loan against the produce (stored in a warehouse) and avoid distress sale. The Bank has also focused on enhancing credit to farmers by leveraging on corporate partnerships. For example, it has partnered with various dairies to provide financing to farmers for purchase of milch cattle.

Scaling up inclusive growth initiatives

Committed to improving social, economic and human development outcomes at the national level, the ICICI Group has established The ICICI Foundation for Inclusive Growth (www.icicifoundation.org). ICICI Bank and its subsidiaries will contribute 0.75%-1.0% of their annual profits to the Foundation and work with it closely to help it achieve its mission.

The Foundation's mission is to improve the incomes of the low-income households in India. It believes that improving market access for low income households is the only sustainable way to bring about increase in their incomes and therefore it principally focuses its attention on redressing market failures which constrain them. However, low income households are often not able to access even well functioning markets because they lack the necessary physical capacity and education due to lack of access to healthcare and schooling. It is also possible that even well-developed markets may not provide a level playing field for low income households. Also in the long-run markets may pursue strategies that are not environmentally sustainable. Driven by these concerns, the Foundation's is actively mentoring institutions that work on these defined focus areas:

Markets: The Foundation focuses on facilitating universal access to finance to make markets more responsive to the needs of the poor and to link with low-income households both as producers and consumers. This is done through developing appropriate channels, business models and back-ends for financial services access. It also supports research and model building for expanding financial services access. The Foundation works closely with and mentors the IFMR Foundation (www.ifmrfoundation.org.in) and its partners to fulfil its own mission of increasing the incomes of low income households in a sustainable manner. It is the Foundation's belief that addressing financial market failures substantively will have an impact on the access of low income households to a variety of other markets including healthcare, schooling and drinking water.

Human Capacity: A focus on fundamental human capacities such as health and education is crucial for people to reach their full potential and lead productive lives. Child survival and early childhood development are amongst the most urgent development challenges facing India today.

The Foundation works closely with the ICICI Centre for Child Health & Nutrition (ICCHN) (www.icchn.org.in), an interdisciplinary funding and research centre focused on the health and nutrition of vulnerable women, infants and young children in India. Working in partnership with governments, Civil Society Organisations (CSOs)/ Non-Governmental Organisation (NGOs), research institutions and the private sector, ICCHN concentrates on developing, evaluating and mainstreaming a range of community based and health system strategies to achieve scaled and sustainable improvements in health and nutrition. A population of 2.7 million has been impacted through ICCHN's partners and interventions. Further, through its partnerships, ICCHN has supported state-wide public-health capacity building efforts in Chhattisgarh, Bihar, Jharkhand and Orissa for quality improvements

 

under the National Rural Health Mission (NRHM), as well as a city-wide effort in Mumbai. ICCHN's support has enabled five of its partners to grow into important resource institutions for the health sector.

In the field of education the ICICI Foundation supports the ICICI Centre for Elementary Education (ICEE) (www.icee.org.in), which strives to play a catalytic role in improving the provision and quality of elementary education. It enters into partnerships with voluntary organisations working in education that have experience in teachers education, curriculum development, material development, educational research and running schools for marginalised communities and implementing large programmes. Working with these CSOs/NGOs, ICEE seeks to energise the existing government network of educational institutions at the district, state and national levels. Bodies like the State Councils of Educational Research and Training (SCERTs) and the District Institutes of Education and Training (DIETs) in several parts of the country form a part of this engagement. In its endeavour to improve the quality of elementary education, ICEE has reached out to nearly 6 million children through curricular reform. About 45,000 teachers have been trained. It has partnerships with state governments of Bihar, Rajasthan, Chhattisgarh, Madhya Pradesh and Gujarat.

Sustainability: Promoting environmental sustainability and the growth of a strong civil society are crucial requisites for inclusive growth.

Towards this end, the Foundation has partnered with the Environmentally Sustainable Project Finance (ESPF) (http://ifmr.ac.in/cdf/project_finance.htm) research team at the Centre for Development Finance at IFMR, in order to foster markets for delivering high quality, environmentally sustainable infrastructure, goods and services. Its work is focussed on the areas of sustainable development, climate change, responsible investment and accountability.

Towards building an effective civil society, the Foundation is actively mentoring CSO Partners (www.csopartners.org.in), a resource centre to strengthen CSOs which includes NGOs engaged in the task of social change and economic development and local self government organisations such as Gram Panchayats. CSO Partners seeks to facilitate strategic partnerships between CSOs and experienced service providers with whom it is in the process of building partnerships, in various areas, including fund-raising, financial management, volunteering, organisational governance, communications, accounting, human resources, legal aid and accounting. Its current partners include: GiveIndia (www.giveindia.org), Mitra (www.mitra.org.in), Infochange (www.infochangeindia.org), Governance Matters (www.governancematters.in) and MAM movies (www.mammovies.com).

The ICICI Group believes that inclusive growth is essential to the sustainable and healthy growth of the economy. The ICICI Group is committed to create conditions for the empowerment of low-income Indians and to facilitate inclusive growth.

Organisational Excellence

The Organisational Excellence Group (OEG) was set up in 2002 with the mandate to build and institutionalise quality across the ICICI Group. OEG has over the years worked towards integrating the local efforts of business units on a common platform and building a quality strategy and roadmap to meet the growing needs of the Group.

The following have been the major focus areas of OEG:

- Institutionalise quality across the ICICI Group;
- Work with business units to catalyse improvements;
- Create a culture of quality and continual improvement;
- Build knowledge capability in the domain of quality in business groups;
- Develop and implement quality practices for the Bank;
- Cross-pollinate best practices among group companies; and
- Remain at the cutting edge in our global search for quality practices.

ICICI Bank was among the first services sector organisation to undertake enterprise-wide deployment of Five S, an industrial quality methodology in a services organisation. Today ICICI Bank has more than 1,300 locations which regularly practice Five S. This simple, yet extremely powerful technique, has helped in building workplace efficiency and engage teams in local level improvements.

The Bank has developed its own Process Management Framework (PMF) which is built around the foundations of leadership, process thinking, training, continual improvement and results. The processes of the Bank have well-defined metrics and performance is tracked through dashboards on an ongoing basis. The leadership of each business unit continuously reviews existing processes, drives improvements and works towards instilling process thinking among employees.

The organisation believes that Five S and process management would form the basis of the larger excellence journey of the Bank and significant efforts continue in instilling and sustaining the practices of Five S and PMF.

The Bank has an improvement engine branded War on Waste (WoW) under which quality techniques such as Lean and Six Sigma are used for business improvement. These projects are targeted towards resolving chronic business difficulties and helping to meet the strategic objectives of the business units. In FY 2008, 60 WoW projects were taken up which delivered significant financial benefits.

ICICI Bank is the first financial services company in the Indian sub-continent to have leveraged "Lean" for operational excellence. We began the developmental work of applying Toyota principles to a services context as early as 2003 when it was still at its infancy globally. Today we have attained expertise in applying lean principles for operational excellence. These are accomplished through value stream mapping which identifies inefficiencies in processes and is followed by project execution vehicles called "Lean Breakthroughs" which focus on delivering improvements within a period of a week. So far more than 150 lean breakthroughs have been executed in the Bank and we believe that this will be one of the major improvement vehicles going forward for the ICICI Group.

Over the years, OEG has evaluated and drawn upon quality techniques practiced by world class companies in the automobiles, hospitality, financial services, heavy engineering and aviation sectors. The focus has been to adapt these practices at the ICICI Group.

The Bank recently won the award for the best six sigma project at the improvement colloquium organised by the Indian Statistical Institute. The Bank also won two awards at the Five S Excellence competition organised by the Confederation of Indian Industry.

Management's Discussion & Analysis

FINANCIALS AS PER INDIAN GAAP

Summary

Profit before provisions and tax increased by 35.5% to Rs. 79.61 billion in fiscal 2008 from Rs. 58.74 billion in fiscal 2007 primarily due to an increase in net interest income by 29.6% to Rs. 73.04 billion in fiscal 2008 from Rs. 56.37 billion in fiscal 2007 and an increase in non-interest income by 27.2% to Rs. 88.11 billion in fiscal 2008 from Rs. 69.28 billion in fiscal 2007, offset, in part, by an increase in non-interest expenses by 21.9% to Rs. 81.54 billion in fiscal 2008 from Rs. 66.91 billion in fiscal 2007. Provisions and contingencies (excluding provision for tax) increased by 30.5% during fiscal 2008 primarily due to a higher level of specific provisioning on non-performing loans, offset, in part by a reduction in general provision on loans. Profit before tax increased by 38.6% to Rs. 50.56 billion in fiscal 2008 from Rs. 36.48 billion in fiscal 2007. Profit after tax increased by 33.7% to Rs. 41.58 billion in fiscal 2008 from Rs. 31.10 billion in fiscal 2007.

Net interest income increased by 29.6% to Rs. 73.04 billion in fiscal 2008 from Rs. 56.37 billion in fiscal 2007, reflecting an increase of 27.6% or Rs. 711.07 billion in the average volume of interest-earning assets and an increase in net interest margin to 2.22% in fiscal 2008 compared to 2.19% in fiscal 2007.

Non-interest income increased by 27.2% to Rs. 88.11 billion in fiscal 2008 from Rs. 69.28 billion in fiscal 2007 primarily due to a 32.2% increase in fee income and a 14.0% increase in treasury and other non-interest income.

Non-interest expenses increased by 21.9% to Rs. 81.54 billion in fiscal 2008 from Rs. 66.91 billion in fiscal 2007 primarily due to a 28.6% increase in employee expenses and a 31.6% increase in other administrative expenses.

Provisions and contingencies (excluding provision for tax) increased to Rs. 29.05 billion in fiscal 2008 from Rs. 22.26 billion in fiscal 2007 primarily due to higher level of specific provisioning on retail loans due to change in the portfolio mix towards non-collateralised loans and seasoning of the loan portfolio, offset in part by a reduction in general provision on loans due to lower growth in the loan portfolio relative to fiscal 2007.

Total assets increased by 16.0% to Rs. 3,997.95 billion at year-end fiscal 2008 from Rs. 3,446.58 billion at year-end fiscal 2007 primarily due to an increase in advances by 15.2% and an increase in investments by 22.1%.

During the year, we made a follow-on public offering of equity shares in India and an issuance of American Depository Shares (ADSs) aggregating to Rs. 199.67 billion.

The Sangli Bank Limited (Sangli Bank) was amalgamated with ICICI Bank with effect from April 19, 2007 in terms of the scheme of amalgamation approved by Reserve Bank of India (RBI) vide its order DBOD No. PSBD 10268/16.01.128/2006-07 dated April 18, 2007 under section 44A (4) of the Banking Regulation Act, 1949. Sangli Bank was a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949. The consideration for the amalgamation was 100 equity shares of ICICI Bank of face value Rs. 10 each fully paid-up for every 925 equity shares of face value of Rs. 10 each of Sangli Bank. Accordingly, on May 28, 2007, ICICI Bank allotted 3,455,008 equity shares of Rs. 10 each, credited as fully paid up, to the shareholders of Sangli Bank. The excess of the paid-up value of the shares issued over the fair value of the net assets acquired (including reserves) of Rs. 3.26 billion and amalgamation expenses of Rs. 0.22 billion have been deducted from the securities premium account.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.

Rs. in billion, except percentages

	Fiscal 2007	Fiscal 2008	% change
Interest income	229.94	**316.86**	37.8
Less: amortisation of premium on Government securities[1]	9.99	**8.98**	(10.1)
Interest income net of premium amortisation	219.95	**307.88**	40.0
Interest expense	163.58	**234.84**	43.6
Net interest income	56.37	**73.04**	29.6
Non-interest income	69.28	**88.11**	27.2
– Fee income[2]	50.12	**66.27**	32.2
– Treasury income[1]	10.14	**8.15**	(19.6)
– Lease income	2.38	**2.17**	(8.8)
– Others	6.64	**11.52**	73.5
Operating income	**125.65**	**161.15**	**28.3**
Operating expenses	49.79	**64.29**	29.1
Direct marketing agency (DMA) expense[3]	15.24	**15.43**	1.2
Lease depreciation, net of lease equalisation	1.88	**1.82**	(3.2)
Operating profit	**58.74**	**79.61**	**35.5**
Provisions, net of write-backs	22.26	**29.05**	30.5
Profit before tax	**36.48**	**50.56**	**38.6**
Tax, net of deferred tax	5.38	**8.98**	66.9
Profit after tax	**31.10**	**41.58**	**33.7**

1. Premium amortisation on Government securities was earlier deducted from treasury income. According to the revised RBI guidelines, the same has been reclassified and deducted from interest income for both periods.
2. Includes merchant foreign exchange income and margin on customer derivative transactions.
3. Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
4. All amounts have been rounded off to the nearest Rs. 10.0 million.
5. Prior period figures have been regrouped/re-arranged where necessary.

Key ratios

The following table sets forth, for the periods indicated, the key ratios.

	Fiscal 2007	Fiscal 2008
Return on average equity (%)[1]	13.4	**11.1**[4]
Return on average assets (%)[2]	1.1	**1.1**
Earnings per share (Rs.)	34.8	**39.4**[4]
Book value (Rs.)	269.8	**417.5**[4]
Fee to income (%)	40.5	**41.6**
Cost to income (%)[3]	40.2	**40.4**

1. Return on average equity is the ratio of the net profit after tax to the quarterly average equity and reserves.
2. Return on average assets is the ratio of net profit after tax to the quarterly average assets.
3. Cost represents operating expense excluding DMA expense and lease depreciation. Income represents net interest income and non-interest income and is net of lease depreciation.
4. After considering equity issue in July 2007.

 

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

Rs. in billion, except percentages

	Fiscal 2007	Fiscal 2008	% change
Average interest-earning assets	2,577.27	**3,288.34**	27.6
Average interest-bearing liabilities	2,484.99	**3,119.28**	25.5
Net interest margin	2.2%	**2.2%**	—
Average yield	8.5%	**9.4%**	—
Average cost of funds	6.6%	**7.5%**	—
Interest spread	1.9%	**1.8%**	—

1. All amounts have been rounded off to the nearest Rs. 10.0 million.

Net interest income

Net interest income increased by 29.6% to Rs. 73.04 billion in fiscal 2008 from Rs. 56.37 billion in fiscal 2007, reflecting mainly the following:

- an increase of Rs. 711.07 billion or 27.6% in the average volume of interest-earning assets; and
- an increase in net interest margin to 2.22% in fiscal 2008 compared to 2.19% in fiscal 2007.

Total interest income increased by 37.8% to Rs. 316.86 billion in fiscal 2008 from Rs. 229.94 billion in fiscal 2007 and interest income, net of amortisation on Government securities, increased by 40.0% to Rs. 307.88 billion in fiscal 2008 from Rs. 219.95 billion in fiscal 2007 primarily due to an increase of 27.6% in the average interest-earning assets and an increase of 83 basis points in yield on average interest-earning assets.

The average volume of interest-earning assets increased by Rs. 711.07 billion in fiscal 2008 as compared to fiscal 2007 primarily due to the increase in average advances by Rs. 417.05 billion and increase in average investments by Rs. 242.63 billion. The increase in average advances was primarily due to increase in advances of overseas branches and the increase in average investments was primarily due to increased investment in Government securities. Net advances of overseas branches increased by 95.6% to Rs. 477.46 billion at year-end fiscal 2008 from Rs. 244.10 billion at year-end fiscal 2007.

Yield on average interest-earning assets increased to 9.4% in fiscal 2008 compared to 8.5% in fiscal 2007 primarily due to the increase in the yield on advances by 116 basis points to 11.1% in fiscal 2008 from 9.9% in fiscal 2007. The yield on advances has increased due to an increase in lending rates in line with the general increase in interest rates and increase in the volumes of certain high yielding loans. This was partly offset by increase in the cash reserve ratio (CRR) by RBI by 150 basis points during the year resulting in an adverse impact on yields. The yield on average interest-earning investments also increased to 7.7% in fiscal 2008 from 6.8% in fiscal 2007.

Interest expense increased by 43.6% to Rs. 234.84 billion in fiscal 2008 from Rs. 163.58 billion in fiscal 2007 primarily due to an increase of 25.5% in the volume of average interest-bearing liabilities to Rs. 3,119.28 billion in fiscal 2008 from Rs. 2,484.99 billion in fiscal 2007 and increase in the cost of funds by 95 basis points to 7.5% in fiscal 2008 from 6.6% in fiscal 2007. Total deposits at year-end fiscal 2008 constituted 73.9% of our funding (i.e. deposits, borrowings and subordinated debts) compared to 76.5% at year-end fiscal 2007. Total deposits increased by 6.0% to Rs. 2,444.31 billion at year-end fiscal 2008 from Rs. 2,305.10 billion at year-end fiscal 2007. The proportion of current and savings account deposits in total deposits increased to 26.1% at year-end fiscal 2008 from 21.8% at year-end fiscal 2007. This is commensurate with our focus on increasing funding through low-cost deposits and retail deposits. The cost of deposits increased by 133 basis points to 7.5% in fiscal 2008 from 6.2% in fiscal 2007 consequent to general increase in interest rates in the system, and in particular the tight systemic liquidity scenario during the quarter ended March 31, 2007, the impact of which was fully reflected during fiscal 2008. The average cost of borrowings declined to 7.5% in fiscal 2008 from 7.7% in fiscal 2007 primarily due to increase in the proportion of foreign currency borrowings of overseas branches in the total borrowings.

Net interest margin is expected to continue to be lower than other banks in India until we increase the proportion of low-cost deposits and retail deposits in our total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by our overseas branches, which is offset by the higher fee income that we are able to earn by leveraging our international presence and our ability to meet the foreign currency borrowing requirements of Indian companies.

Non-Interest Income

Fee income

Fee income increased by 32.2% to Rs. 66.27 billion in fiscal 2008 from Rs. 50.12 billion in fiscal 2007 primarily due to growth in fee income from structuring and advisory fees, fees from international operations, third party distribution fees and fee income from small enterprises. Fees include merchant foreign exchange income, margin on customer derivative transactions and loan processing fees.

Treasury income

Treasury income decreased by 19.6% to Rs. 8.15 billion in fiscal 2008 from Rs. 10.14 billion in fiscal 2007 primarily due to mark-to-market losses/realised losses of Rs. 6.85 billion on the credit derivatives portfolio, offset, in part by higher gains from sale of equity and fixed income investments and proprietary trading.

As at March 31, 2008, the Bank had a portfolio of Rs. 62.80 billion, including funded investments of Rs. 12.23 billion, in various credit derivative instruments including credit default swaps (CDSs), credit linked notes (CLNs) and collateralised debt obligations (CDOs). The majority of the underlying exposure is to Indian corporates. During fiscal 2008, global credit markets experienced significant volatility, widening of spreads, substantial risk aversion and tight liquidity. This resulted in a mark-to-market/realised loss of Rs. 6.85 billion on the credit derivative portfolio during the year.

Lease & other income

Lease income decreased by 8.8% to Rs. 2.17 billion in fiscal 2008 from Rs. 2.38 billion in fiscal 2007 primarily due to decrease in leased assets to Rs. 7.97 billion at year-end fiscal 2008 compared to Rs. 10.03 billion at year-end fiscal 2007, since the Bank is not entering into new lease transactions.

Other income increased by 73.5% to Rs. 11.52 billion in fiscal 2008 compared to Rs. 6.64 billion in fiscal 2007 primarily due to increase in income by way of dividend from subsidiary companies and distribution from venture capital funds.

Non-interest expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

Rs. in billion, except percentages

[illegible]	Fiscal 2007	Fiscal 2008	% change
Employee expenses	16.17	**20.79**	28.6
Depreciation on own property (including non banking assets)	3.57	**3.96**	10.9
Auditors' fees and expenses	0.02	**0.02**	—
Other administrative expenses	30.03	**39.52**	31.6
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)	**49.79**	**64.29**	**29.1**
Depreciation (net of lease equalisation) on leased assets	1.88	**1.82**	(3.2)
Direct marketing agency expenses	15.24	**15.43**	1.2
Total non-interest expense	**66.91**	**81.54**	**21.9**

1. All amounts have been rounded off to the nearest Rs. 10.0 million.

Total non-interest expense increased by 21.9% to Rs. 81.54 billion in fiscal 2008 from Rs. 66.91 billion in fiscal 2007 primarily due to a 28.6% increase in employee expenses and 31.6% increase in other administrative expenses.

Employee expenses increased by 28.6% to Rs. 20.79 billion in fiscal 2008 from Rs. 16.17 billion in fiscal 2007 primarily due to a 22.1% increase in employee base and annual increase in salaries and other employee benefits.

Depreciation on own property increased by 10.9% to Rs. 3.96 billion from Rs. 3.57 billion. There was a 13.4% increase in premises and other fixed assets to Rs. 33.12 billion at year-end fiscal 2008 from Rs. 29.20 billion at year-end fiscal 2007. Depreciation on leased assets decreased to Rs. 1.82 billion in fiscal 2008 from Rs. 1.88 billion in fiscal 2007 primarily due to reduction in leased assets to Rs. 7.97 billion at year-end fiscal 2008 from Rs. 10.03 billion at year-end fiscal 2007.

Other administrative expenses increased by 31.6% to Rs. 39.52 billion in fiscal 2008 from Rs. 30.03 billion in fiscal 2007 primarily due to increase in rent, taxes & lighting expenses and increase in expenses related to retail business. The number of branches and extension counters in India increased to 1,262 at year-end fiscal 2008 from 755 at year-end fiscal 2007. ATMs increased to 3,881 at year-end fiscal 2008 from 3,271 at year-end fiscal 2007.

We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortised over the life of the loan. We incurred direct marketing agency expenses of Rs. 15.43 billion on the retail asset portfolio in fiscal 2008 compared to Rs. 15.24 billion in fiscal 2007.

Provisions and tax

Provisions and contingencies (excluding provision for tax) increased to Rs. 29.05 billion in fiscal 2008 from Rs. 22.26 billion in fiscal 2007 primarily due to higher level of specific provisioning on loans, offset in part by a reduction in general provision on loans due to lower growth in the loan portfolio relative to fiscal 2007. Specific provisioning on non-performing loans increased in fiscal 2008 compared to fiscal 2007 primarily due to increase in retail and rural non-performing loans. The increase in retail non-performing loans primarily reflects the seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralised retail loans, which have higher yields as well as higher credit losses.

We offer various derivative products to our clients for their risk management purposes including options and swaps. We do not carry market risk on these client derivative positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are on the account of corporates. In some of the cases, clients have filed suits against us disputing the transaction and the amounts to be paid. There have been some delays in payment to us in respect of few companies. We have made appropriate provisions for the same.

Income tax expense (including wealth tax) increased by 66.9% to Rs. 8.98 billion in fiscal 2008 from Rs. 5.38 billion in fiscal 2007. The effective tax rate of 17.77% in fiscal 2008 was higher compared to the effective tax rate of 14.74% in fiscal 2007 primarily due to change in mix of taxable profits, decrease in deduction towards special reserve from 40% of eligible profits to 20% of eligible profits and the increase in statutory tax rate from 33.66% to 33.99%.

Financial Condition

The following table sets forth, for the periods indicated, the summarised balance sheet.

Rs. in billion, except percentages

	March 31, 2007	March 31, 2008	% change
Assets:			
Cash, balances with RBI & other banks and Statutory Liquidity Ratio (SLR) investments[1]	1,044.89	**1,130.72**	8.2
– Cash & balances with RBI & banks	371.21	**380.41**	2.5
– SLR investments[1]	673.68	**750.31**	11.4
Advances	1,958.66	**2,256.16**	15.2
Debentures, bonds and other investments	238.90	**364.23**	52.5
Fixed assets (including leased assets)	39.23	**41.09**	4.7
Other assets	164.90	**205.75**	24.8
Total assets	***3,446.58***	**3,997.95**	**16.0**

[illegible]	[illegible]	[illegible]	[illegible]
Liabilities:			
Equity capital and reserves	243.13	**464.71**	91.1
– Equity capital	8.99	**11.13**	23.8
– Reserves	234.14	**453.58**	93.7
Preference capital	3.50	**3.50**	—
Deposits	2,305.10	**2,444.31**	6.0
– Savings deposits	288.38	**390.89**	35.5
– Current deposits	213.76	**246.91**	15.5
– Term deposits	1,802.96	**1,806.51**	0.2
Borrowings	706.61	**863.99**	22.3
Of which : Subordinated debt included in Tier-1 and Tier-2 capital[2]	194.05	**207.50**	6.9
Other liabilities	188.24	**221.44**	17.6
Total liabilities	**3,446.58**	**3,997.95**	**16.0**

1. Government securities qualifying for Statutory Liquidity Ratio (SLR). Banks in India are required to maintain a specified percentage, currently 25.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.
2. Included in 'other liabilities' in schedule 5 of the balance sheet.
3. All amounts have been rounded off to the nearest Rs. 10.0 million.

Our total assets increased by 16.0% to Rs. 3,997.95 billion at year-end fiscal 2008 from Rs. 3,446.58 billion at year-end fiscal 2007. Total assets of overseas branches (including overseas banking unit in Mumbai) increased by 50.8% to Rs. 614.74 billion at year-end fiscal 2008 from Rs. 407.50 billion at year-end fiscal 2007. Net advances increased by 15.2% to Rs. 2,256.16 billion at year-end fiscal 2008 from Rs. 1,958.66 billion at year-end fiscal 2007 primarily due to increase in advances of overseas branches. Net advances of overseas branches increased by 95.6% to Rs. 477.46 billion at year-end fiscal 2008 from Rs. 244.10 billion at year-end fiscal 2007. Aggregate advances of the Bank and its overseas banking subsidiaries and ICICI Home Finance Company increased by 19% to Rs. 2,513.77 billion at year-end fiscal 2008 from Rs. 2,113.91 billion at year-end fiscal 2007. Total investments at year-end fiscal 2008 increased by 22.1% to Rs. 1,114.54 billion compared to Rs. 912.58 billion at year-end fiscal 2007 primarily due to the 11.4% increase in investment in SLR investments to Rs. 750.31 billion at year-end fiscal 2008 from Rs. 673.68 billion at year-end fiscal 2007 in line with the increase in our net demand and time liabilities. Other investments (including debentures and bonds) increased by 52.5% to Rs. 364.23 billion at year-end fiscal 2008 compared to Rs. 238.90 billion at year-end fiscal 2007, reflecting an increase in our investments in insurance and international subsidiaries and investment of surplus liquidity in mutual funds.

Our equity share capital and reserves at year-end fiscal 2008 increased to Rs. 464.71 billion as compared to Rs. 243.13 billion at year-end fiscal 2007 primarily due to the follow-on public offering and ADS offering aggregating Rs 199.67 billion during the year. Total deposits increased by 6.0% to Rs. 2,444.31 billion at year-end fiscal 2008 from Rs. 2,305.10 billion at year-end fiscal 2007. Our savings account deposits increased to Rs. 390.89 billion at year-end fiscal 2008 from Rs. 288.38 billion at year-end fiscal 2007, while current account deposits increased to Rs. 246.91 billion at year-end fiscal 2008 from Rs. 213.76 billion at year-end fiscal 2007. Term deposits increased to Rs. 1,806.51 billion at year-end fiscal 2008 from Rs. 1,802.96 billion at year-end fiscal 2007. Total deposits at year-end fiscal 2008 constituted 73.9% of our funding (i.e. deposit, borrowings and subordinated debts). Borrowings (including subordinated debt) increased to Rs. 863.99 billion at year-end fiscal 2008 from Rs. 706.61 billion at year-end fiscal 2007 primarily due to increase in borrowings of overseas branches.

Off Balance Sheet Items, Commitments and Contingencies

The table below sets forth, for the periods indicated, the principal components of contingent liabilities.

Rs. in billion, except percentages

	March 31, 2007	March 31, 2008	% change
Claims against the bank, not acknowledged as debts	39.12	**40.31**	3.0
Liability for partly paid investments	0.17	**0.13**	(23.5)
Notional principal amount of outstanding forward exchange contracts	1,331.56	**3,071.71**	130.7
Guarantees given on behalf of constituents	292.12	**412.81**	41.3
Acceptances, endorsements & other obligations	186.71	**250.99**	34.4
Notional principal amount of currency swaps	325.26	**477.04**	46.7
Notional principal amount of interest rate swaps and currency options[1]	3,346.92	**7,067.96**	111.2
Other items for which bank is contingently liable	107.74	**192.54**	78.7
Total	**5,629.60**	**11,513.49**	**104.5**

1. Excludes notional amount of options sold amounting to Rs. 597.33 billion (March 31, 2007: Rs. 444.22 billion).

Contingent liabilities increased by 104.5% or Rs. 5,883.89 billion to Rs. 11,513.49 billion at year-end fiscal 2008 from Rs. 5,629.60 billion at year-end fiscal 2007 primarily due to a 130.7% increase in notional principal amount of outstanding forward exchange contracts and a 111.2% increase in notional principal amount of interest rate swaps and currency options.

The Bank enters into foreign exchange forwards, options, swaps and other derivative products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risk and to manage its own interest rate and foreign exchange positions. The Bank manages its foreign exchange and interest rate risk with reference to limits set by RBI and/ or internally. An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between interest rate pay and receive legs of the swaps which is generally much smaller than the notional principal of the swap. With respect to the transactions entered into with customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is low. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counter-party, the net market risk of the two transactions will be zero whereas the notional principal which is reflected as a contingent liability will be sum of both the transactions.

Claims against the Bank, not acknowledged as debts represents demands made by the Government of India's tax authorities in excess of the provisions made in our accounts, in respect of income tax, interest tax, wealth tax and sales tax matters. Based on consultation with counsel and favorable decisions in our own or other cases, the management believes that the liability is not likely to actually arise. Other items for which the Bank is contingently liable includes primarily the securitisation, syndication and repurchase obligations.

As a part of our project financing and commercial banking activities, we have issued guarantees to enhance the credit standing of our customers. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We generally have collateral available to reimburse potential losses on the guarantees. Margins available to reimburse losses realised under guarantees amounted to Rs. 10.61 billion at year-end fiscal 2008 and Rs. 11.93 billion at year-end fiscal 2007. Other property or security may also be available to us to cover losses under guarantees.

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 17.40 billion at year-end fiscal 2008 compared to Rs. 3.43 billion at year-end fiscal 2007 primarily on account of new branches and office premises.

Capital Adequacy

Rs. in billion, except percentages

	As per RBI guidelines under Basel I		As per RBI guidelines under Basel II
	March 31, 2007	March 31, 2008	March 31, 2008
Tier-1 capital	215.03	**381.34**	**421.72**
Tier-2 capital	123.93	**121.21**	**78.86**
Total capital	338.96	**502.55**	**500.59**
Credit Risk – Risk Weighted Assets (RWA)	2,579.68	**2,998.08**	**3,173.33**
Market Risk – RWA	320.25	**369.46**	**258.74**
Operational Risk – RWA	—	—	**152.50**
Total risk weighted assets	2,899.93	**3,367.55**	**3,584.57**
Tier-1 capital adequacy ratio	7.42%	**11.32%**	**11.76%**
Tier-2 capital adequacy ratio	4.27%	**3.60%**	**2.20%**
Total capital adequacy ratio	11.69%	**14.92%**	**13.97%**

We are subject to the capital adequacy norms stipulated by RBI. As per the earlier capital adequacy guidelines (Basel I), we were required to maintain a minimum ratio of total capital to risk adjusted assets and off-balance sheet items of 9%, at least half of which must be Tier-1 capital. On April 27, 2007, RBI issued Prudential Guidelines on Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework, which are applicable to all banks with international presence, from March 31, 2008. Under the new guidelines (Basel II), which are now applicable to us, we are required to maintain a minimum ratio of total capital to risk adjusted assets of 9%, with a minimum Tier-1 capital ratio of 6%. The other key changes under the new guidelines are:

- Investment above 30% in paid-up equity capital, of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities have been deducted 50% from Tier-1 and 50% from Tier-2 capital, while earlier only equity investments in subsidiaries were deducted entirely from Tier-1 capital.
- Capital charge has been introduced for operational risk.
- Under the Basel I guidelines, residential mortgages attract risk weight of 50% for loans upto Rs. 2.0 million and 75% for loans greater than Rs. 2.0 million. Under the Basel II guidelines, residential mortgages attract a risk weight of 50% for loans upto Rs. 2.0 million with loan-to-value ratio less than 75%, 75% for loans greater than Rs. 2.0 million with loan-to-value ratio less than 75% and 100% for all other loans.
- Under the Basel I guidelines, claims on corporates are risk weighted at 100%, while corporate claims are risk weighted as per the external rating of the corporate under the Basel II guidelines. Further, RBI has stipulated that for fiscal 2009, all fresh sanctions or renewals in respect of unrated claims on corporates in excess of Rs. 500.0 million would attract a risk weight of 150%. With effect from April 1, 2009, all fresh sanctions or renewals in respect of unrated claims on corporates in excess of Rs. 100.0 million will attract a risk weight of 150%.

 

Consumer credit and capital market claims attract 125% risk weight and commercial real estate claims attract 150% risk weight under both Basel I and Basel II guidelines.

Our Tier-1 capital after deductions, under the new guidelines is higher compared to the Basel I guidelines, while risk weighted assets under Basel II guidelines are higher than under Basel I guidelines. Our capital adequacy calculated in accordance with the Basel I guidelines at year-end fiscal 2008 was 14.92%, including Tier-1 capital adequacy ratio of 11.32% and Tier-2 capital adequacy ratio of 3.60%. The capital adequacy calculated in accordance with the Basel II guidelines at year-end fiscal 2008 was 13.97%, including Tier-1 capital adequacy ratio of 11.76% and Tier-2 capital adequacy ratio of 2.20%. For the current year, we are required to maintain capital at the level required by Basel I or Basel II, whichever is higher. The minimum capital required to be maintained by us as per Basel II guidelines is higher than that under Basel I guidelines.

ASSET QUALITY AND COMPOSITION

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing in a particular sector in light of our forecasts of growth and profitability for that sector. Between 2003 and 2006 the banking system as a whole saw significant expansion of retail credit, with retail loans accounting for a major part of overall systemic credit growth. Accordingly, during these years, we increased our financing to retail finance. Recently, due to the increase in interest rates, retail credit growth in the banking system has moderated from its peak levels. At the same time, there has been an increase in demand for credit from the corporate sector, especially for foreign currency financing. Following this trend, our loans and advances to retail finance constituted 58.6% of our total loans and advances at year-end fiscal 2008 compared to 65.2% at year-end fiscal 2007.

Our Global Credit Risk Management Group monitors all major sectors of the economy and specifically follows sectors to which we have loans outstanding. We seek to respond to any economic weakness in an industrial segment by restricting new exposures to that segment and any growth in an industrial segment by increasing new exposures to that segment, resulting in active portfolio management.

The following tables set forth, at the dates indicated, the composition of our gross advances (net of write-offs).

Rs. in billion, except percentages

	March 31, 2007		March 31, 2008	
	Total advances	% of total advances	Total advances	% of total advances
Retail finance[1]	1,292.81	65.2	**1,347.54**	**58.6**
Services - non-finance	56.25	2.8	**145.57**	**6.3**
Iron/steel & products	50.15	2.5	**93.23**	**4.1**
Services–finance	96.16	4.9	**66.18**	**2.9**
Food & beverages	44.17	2.2	**63.32**	**2.8**
Crude petroleum/Refining & petrochemicals	48.57	2.5	**58.21**	**2.5**
Power	41.28	2.1	**58.08**	**2.5**
Road, port, telecom, urban development & other infrastructure	29.87	1.5	**51.45**	**2.2**
Chemical & fertilizers	48.79	2.5	**38.06**	**1.7**
Construction	15.29	0.8	**29.36**	**1.3**
Metal & products (excluding iron & steel)	9.21	0.5	**26.30**	**1.1**
Wholesale/retail trade	24.63	1.2	**25.26**	**1.1**

[illegible]	March 31, 2007		March 31, 2008	
	Total advances	% of total advances	Total advances	% of total advances
Textiles	16.79	0.8	**22.89**	**1.0**
Shipping	15.53	0.8	**22.46**	**1.0**
Other industries[2]	192.43	9.7	**251.01**	**10.9**
Total	**1,981.93**	**100.0%**	**2,298.92**	**100.0%**

1. Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards, dealer funding and developer financing.
2. Other industries primarily include electronics & engineering, manufacturing products excluding metal, automobiles, drugs & pharmaceuticals, cement, gems & jewellery, FMCG, mining etc.

The following table sets forth, at March 31, 2008, the composition of our gross (net of write-offs) outstanding retail finance portfolio.

Rs. in billion, except percentages

[illegible]	Total retail advances	% of total retail advances
Home loans[1]	664.39	49.3
Automobile loans	174.66	13.0
Commercial business	203.71	15.1
Two-wheeler loans	29.81	2.2
Personal loans	144.13	10.7
Credit cards	96.45	7.2
Loans against securities & others[2]	34.39	2.5
Total retail finance portfolio	**1,347.54**	**100.0%**

1. Includes developer financing of Rs. 27.79 billion.
2. Includes dealer financing portfolio of Rs. 24.10 billion.

Pursuant to the guidelines of RBI, our exposure to an individual borrower must not exceed 15.0% of our capital funds, comprising Tier-1 and Tier-2 capital calculated pursuant to the guidelines of RBI. Exposure to an individual borrower may exceed the exposure norm of 15.0% of capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. In case of infrastructure projects, the exposure to a group of companies under the same management control may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e. 20.0% of capital funds for an individual borrower and 45.0% of capital funds for a group of companies under same management), making appropriate disclosures in their annual reports. Exposure for funded facilities is calculated as the total committed credit and investment sanctions or the outstanding funded amount, whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Exposure for non-funded facilities is calculated as 100.0% of the committed amount or the outstanding non-funded amount whichever is higher.

During the year-ended March 31, 2008, we had no single borrower and group borrower which exceeded the prudential exposure limits prescribed by the Reserve Bank of India.

 

Directed Lending

RBI requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending, export credit and housing finance.

Till fiscal 2007, RBI guidelines required banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by RBI from time to time) to certain specified sectors called priority sectors. Priority sectors included small-scale industries, the agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks were required to lend a minimum of 18.0% of their net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a certain limit on investment in plant and machinery), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to a certain limit and to specified state financial corporations and state industrial development corporations. In its letter dated April 26, 2002 granting its approval for the amalgamation, RBI stipulated that since ICICI's loans transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, referred to as "residual net bank credit"). This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. RBI's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for qualification as priority sector advances apply to us.

Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2008, total investments in such bonds were Rs. 14.85 billion.

RBI has issued revised guidelines applicable from fiscal 2008 on lending to priority sector. As per the revised norms, the targets and sub-targets have been linked to the adjusted net bank credit, or credit equivalent amount of off-balance sheet exposure, whichever is higher. The definition of adjusted net bank credit does not include certain exemptions and includes certain investments and is computed with reference to the outstanding amount as on March 31 of the previous year. Under the revised guidelines the limit on the housing loans eligible for priority sector lending has been increased from Rs. 1.5 million to Rs. 2.0 million per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporates and institutions) at Rs. 10.0 million per borrower. One-third of loans in excess of Rs. 10.0 million per borrower are considered as direct finance while the remaining two-thirds constitute indirect finance. In addition fresh investments made by banks with National Bank for Agriculture and Rural Development in lieu of non achievement of priority sector lending targets are no longer to be considered as indirect finance from April 30, 2007. However, the existing investments in such bonds continue to be classified as indirect agriculture finance till March 31, 2010.

As per the guidelines, banks are also required to lend to the weaker sections 10% of adjusted net bank credit or credit equivalent amount of off-balance sheet exposures, whichever is higher. In order to ensure that the sub-target of lending to the weaker sections is achieved, RBI has decided to take into account the shortfall in lending to weaker sections also, as on the last reporting Friday of March of each year, for the purpose of allocating amounts to the domestic Scheduled Commercial Banks (SCBs) for contribution to the Rural Infrastructure Development Fund (RIDF) maintained with NABARD or funds with other Financial Institutions, as specified by RBI, with effect from April 2009.

We are required to comply with the priority sector lending requirements on the last "reporting Friday" of each fiscal year. At March 28, 2008, which was the last reporting Friday for fiscal 2008, our priority sector loans were Rs. 641.50 billion, constituting 50.3% of our residual net bank credit against the requirement of 50.0%. At that date, qualifying agriculture loans were 17.0% of our residual net bank credit as against the requirement of 18.0%.

Classification of Loans

We classify our assets as performing and non-performing in accordance with RBI guidelines. Under these guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days.

We do not distinguish between provisions and technical write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, we report non-performing assets net of cumulative write-offs in our financial statements.

RBI has separate guidelines for restructured loans. A fully secured standard asset can be restructured by re-schedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines apply to sub-standard loans. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

The following table sets forth, at March 31, 2007 and March 31, 2008, information regarding the classification of our gross assets (net of write-offs and interest suspense).

Rs. in billion

	March 31, 2007	March 31, 2008
Standard assets	Rs. 2,036.46	**Rs. 2,352.22**
Of which: Restructured loans	50.41	**48.41**
Non-performing assets	41.68	**75.88**
Of which: Sub-standard	24.33	**48.49**
Doubtful assets	15.28	**22.09**
Loss assets	2.07	**5.30**
Total customer assets[1]	**Rs. 2,078.14**	**Rs. 2,428.10**

1. Customer assets include advances, lease receivables and credit substitutes like debenture and bonds but excludes preference shares.
2. All amounts have been rounded off to the nearest Rs. 10.0 million.

The following table sets forth, at the dates indicated, information regarding our non-performing assets, or NPAs.

Rs. in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of Net NPA to Net customer assets[2]
March 31, 2006	22.73	10.75	1,520.07	0.71%
March 31, 2007	41.68	20.19	2,053.74	0.98%
March 31, 2008	75.88	35.64	2,384.84	1.49%

1. Net of write-offs and interest suspense.
2. Customer assets include advances, lease receivables and credit substitutes like debenture and bonds but excludes preference shares.
3. All amounts have been rounded off to the nearest Rs. 10.0 million.

At year-end fiscal 2008, the gross non-performing assets (net of write-offs and interest suspense) were Rs. 75.88 billion compared to Rs. 41.68 billion at year-end fiscal 2007. Gross of technical write-offs, the gross non-performing assets at year-end fiscal 2008 were Rs. 83.50 billon compared to Rs. 48.50 billion at year-end fiscal 2007. Net non-performing assets were Rs. 35.64 billion at year-end fiscal 2008 compared to Rs. 20.19 billion at year-end fiscal 2007. The ratio of net non-performing assets to net customer assets increased to 1.49% at year-end fiscal 2008 compared to 0.98% at year-end fiscal 2007. The coverage ratio (i.e. total provisions and technical write-offs made against non-performing assets as a percentage of gross non-performing assets) at year-end fiscal 2008 was 57.3%. In addition, total general provision held against standard assets was Rs. 14.55 billion at year-end fiscal 2008. During the year, we sold some of our NPAs, including retail NPAs. Our aggregate investments in security receipts issued by Asset Reconstruction Company (India) Limited, a reconstruction company registered with RBI were Rs. 28.53 billion at year-end fiscal 2008. Our net restructured standard loans were Rs. 46.84 billion at year-end fiscal 2008 compared to Rs. 48.83 billion at year-end fiscal 2007.

The increase in non-performing assets was due to higher level of non-performing assets in the retail portfolio due to change in the portfolio mix towards non-collateralised loans and seasoning of the loan portfolio and increase in non-performing loans in rural segment. At year-end fiscal 2008, the net non-performing assets in the retail portfolio at year-end fiscal 2008 were 1.83% of net retail loans. The net non-performing loans in the collateralised retail portfolio were 0.97% of net collateralised retail loans and net non-performing loans in the non-collateralised retail portfolio (including overdraft financing against automobiles) were about 6.16% of the net non-collateralised retail loans.

Classification of Non-Performing Assets by Industry

The following table sets forth, at March 31, 2007 and March 31, 2008, the composition of gross non-performing assets by industry sector.

Rs. in billion, except percentages

	March 31, 2007		March 31, 2008	
	Amount	%	Amount	%
Retail finance[1]	Rs. 31.14	73.8%	**Rs. 55.52**	**71.8%**
Chemicals & fertilisers	1.64	3.9	**1.93**	**2.5**
Services – finance	0.72	1.7	**1.29**	**1.7**
Iron/ steel & products	0.77	1.8	**1.21**	**1.6**
Textiles	0.84	2.0	**1.10**	**1.4**
Shipping	0.01	—	**1.01**	**1.3**
Food & beverages[2]	1.25	3.0	**0.61**	**0.8**
Electronics & engineering	0.63	1.5	**0.56**	**0.7**
Services – non finance	0.63	1.5	**0.41**	**0.5**
Power	—	—	**0.14**	**0.2**
Metal & metal products	0.01	—	**0.12**	**0.2**
Automobile (including trucks)	0.06	0.1	**0.08**	**0.1**
Paper and paper products	0.07	0.2	**0.04**	**0.1**
Cement	—	—	**0.03**	**—**
Other Industries[3]	4.42	10.5	**13.29**	**17.1**
Total	**42.19**	**100.0%**	**77.34**	**100.0%**
Interest suspense	(0.51)		**(1.46)**	
Gross NPAs	**Rs. 41.68**		**Rs. 75.88**	

1. Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards, dealer funding and developer financing.
2. Includes sugar & tea.
3. Other industries primarily include construction, rubber and rubber products, crude petroleum, drugs & pharmaceuticals, gems & jewellery, FMCG, mining, and other agriculture and allied activities.
4. All amounts have been rounded off to the nearest Rs. 10.0 million.

SEGMENTAL INFORMATION

Till fiscal year 2007, ICICI Bank reported segment-wise information for the following two business segments:

- 'Consumer and Commercial Banking', comprising retail and corporate banking operations of the Bank.
- 'Investment Banking' comprising treasury operations of the Bank.

RBI issued revised guidelines on segment reporting applicable from fiscal 2008. Accordingly, the Bank has adopted a new basis of segment reporting and hence figures for previous year are not comparable. As per the new guidelines, the business operations of the Bank have following segments:

- Retail Banking includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
- Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies which are not included under the Retail Banking.
- Treasury includes the entire investment portfolio of the Bank.
- Other Banking includes hire purchase and leasing operations and also includes gain/loss on sale of banking & non-banking assets and other items not attributable to any particular business segment.

Retail Banking segment reported segment revenue of Rs. 244.18 billion and profit before tax of Rs. 10.83 billion, wholesale banking segment reported segment revenue of Rs. 249.49 billion and profit before tax of Rs. 36.24 billion, treasury banking segment reported segment revenue of Rs. 290.98 billion and profit before tax of Rs. 5.16 billion and other banking segment reported segment revenue of Rs. 2.75 billion and profit before tax of Rs. 0.25 billion.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax for fiscal 2008 including the results of operations of our subsidiaries and other consolidating entities was Rs. 33.98 billion as compared to Rs. 27.61 billion for fiscal 2007.

ICICI Prudential Life Insurance Company incurred a loss of Rs.13.95 billion in fiscal 2008 mainly due to higher business set-up costs in the initial years of rapid growth, non-amortisation of acquisition costs and reserving for actuarial liability in line with the insurance company accounting norms. These factors have resulted in statutory losses for the life insurance business since the company's inception, as its business has grown rapidly year on year. The impact on consolidated profits on account of the loss is Rs.10.31 billion.

During fiscal 2008, the financial markets globally experienced significant widening of credit spreads and tightening of liquidity. The investment portfolio of ICICI Bank UK PLC (ICICI Bank UK) was Rs. 175.13 billion at year-end fiscal 2008 which primarily includes investments in bonds, certificate of deposits and mortgage backed securities (MBS). In fiscal 2008, a provision for mark-to-market impact of Rs. 2.36 billion was made through the profit and loss statement on the debt securities held by ICICI Bank UK in its trading portfolio. The investment portfolio of ICICI Bank Canada was Rs. 58.87 billion at year-end fiscal 2008 which primarily includes investments in treasury bills, CLNs, CDOs and asset backed commercial paper (ABCP). In fiscal 2008, a provision for mark-to-market impact and other losses of Rs. 2.23 billion was made through the profit and loss statement on the investments, including ABCP and credit derivatives portfolio of ICICI Bank Canada. The mark-to-market impact on investments classified as "Available for sale securities" in UK and Canadian subsidiaries is directly reflected in the shareholders' equity.

Consolidated assets of the Bank and its subsidiaries increased by 23.2% to Rs. 4,856.17 billion at year-end fiscal 2008 from Rs. 3,943.35 billion at year-end fiscal 2007. Consolidated advances of the Bank and its subsidiaries increased by 18.9% to Rs. 2,514.02 billion at year-end fiscal 2008 from Rs. 2,113.99 billion at year-end fiscal 2007.

The following table sets forth for the periods indicated, the profit/(loss) of our principal subsidiaries.

Rs. in billion

	Fiscal 2007	Fiscal 2008
ICICI Securities Limited	0.63	**1.50**
ICICI Securities Primary Dealership Limited	1.33	**1.40**
ICICI Prudential Life Insurance Company Limited	(6.49)	**(13.95)**
ICICI Lombard General Insurance Company Limited	0.68	**1.03**
ICICI Venture Funds Management Company Limited	0.70	**0.90**
ICICI Home Finance Company Limited	0.47	**0.70**
ICICI Prudential Asset Management Company Limited	0.48	**0.82**
ICICI Bank UK PLC.	1.77	**1.55**
ICICI Bank Canada	(0.07)	**(0.57)**
ICICI Bank Eurasia LLC.	0.05	**(0.08)**

RECONCILIATION OF PROFITS AS PER INDIAN GAAP AND US GAAP

As a result of the differences in the basis of accounting under US GAAP and Indian GAAP, our profit for fiscal 2008 under US GAAP was Rs. 33.11 billion as compared to consolidated profit of Rs. 33.98 billion under Indian GAAP. A reconciliation of consolidated profit after tax as per Indian GAAP with net income as per US GAAP for fiscal 2008 is set out in the following table:

Rs. in billion

Consolidated profit after tax as per Indian GAAP	**33.98**
Adjustments:	
Adjustments on account of :	
Allowances for loan losses	(4.40)
Business combinations	(0.77)
Consolidation	6.17
Valuation of debt and equity securities	(1.51)
Amortisation of fees and costs	(4.84)
Accounting for derivatives	2.35
Accounting for compensation costs	(1.87)
Accounting for securitisation	0.28
Deferred taxes	3.29
Others	0.43
Total impact of all adjustments	**(0.87)**
Net income as per US GAAP	**33.11**

Key Financial Indicators

Rs. in billion, except per share data

	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008
Net interest income	14.45	21.85	29.32	39.07	56.37	**73.04**
Fee income[1]	8.47	12.89	22.03	34.47	50.12	**66.27**
Profit before tax	7.80	19.02	25.27	30.96	36.48	**50.56**
Profit after tax	12.06	16.37	20.05	25.40	31.10	**41.58**
Dividend per share	7.50	7.50	8.50	8.50	10.00	**11.00**
Earnings per share (Basic)	19.68	26.66	27.55	32.49	34.84	**39.39**
Earnings per share (Diluted)	19.65	26.44	27.33	32.15	34.64	**39.15**

Rs. in billion

	At year-end fiscal					
	2003	2004	2005	2006	2007	2008
Advances	532.79	626.48	914.05	1,461.63	1,958.66	**2,256.16**
Deposits	481.69	681.09	998.19	1,650.83	2,305.10	**2,444.31**
Total assets	1,068.12	1,252.29	1,676.59	2,513.89	3,446.58	**3,997.95**
Equity capital & reserves	69.33	80.10	125.50	222.06	243.13	**464.71**
Total capital adequacy ratio	11.1%	10.4%	11.8%	13.4%	11.7%	**14.0%[2]**

1. Includes merchant foreign exchange income and margin on customer derivative transactions.
2. Capital adequacy ratio at year-end fiscal 2008 is calculated as per Basel II framework.

Section 217

Statement pursuant to Section 217 (2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 (forming part of the Directors' Report [illegible] 2008) in respect of employees of [illegible]

Name, Qualifications and Age (in years)	Desig / Nature of Duties***	Remuneration Received (Rs.) Gross (Rs.)	Remuneration Received (Rs.) Net (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Employees posted in India						
Achar Laxminarayan, B.Com, CA, CPA, (34)	AGM	2716412	1968406	11	17-Oct-00	Assistant Manager, Price Waterhouse
Agarwal Anuj, B.Sc, MBA, (39)	JGM	3961468	2973805	17	20-May-99	Manager Resources, HDFC Limited
Agarwal Harish, B.Com, CS, CA, CFA, (29)*	CMI	603728	487314	5	14-May-02	—
Agarwal Jyoti (Ms.), B.Com, DBM, (41)*	CMII	929743	701825	19	12-Sep-88	Management Trainee, Pioneer Leasing (I) Limited
Agarwal Manish, B.Com. DCA, ICWAI, CA, (35)	AGM	2726591	2117757	12	01-Dec-99	Manager Credit, Kotak Mahindra Primus Limited
Agarwal Sanjay, B.Com, ICWAI, CA, (38)	DGM	2932301	2051520	17	07-Dec-06	Joint General Manager, CARE
Agarwal Sanjay, B.Tech., MBA, (42)	DGM	3625146	2629479	17	06-Mar-06	Head Operation, SREI Infrastructure Finance Limited
Agarwal Vikas, B.Com, CA, (37)	DGM	3809074	2656452	14	15-Dec-98	Analyst, Anand Rathi Group
Agrawal Mayank, BE, PGDM, (37)	JGM	4470606	3199014	14	10-Apr-95	Management Trainee, IPCL
Ahuja Ashish, B.Com, (37)	AGM	2587218	1887716	15	07-Jul-04	Commissioned Officer, Indian Army
Amalsadiwala Sarosh Nozer, B.Com, PGDM, (34)*	CMII	821102	651738	11	30-Sep-04	Area Sales Manager, HDFC Bank
Anandakrishnakumar P. B.Sc., BL, (54)	AGM	2921990	2106041	28	15-Sep-80	—
Anantha Raman R., B.Com, (39)*	DGM	3210760	2295939	19	19-Nov-99	Dealer Business Manager, GE Countrywide
Ananthan Saravana Kumar, BE, PGDM, CAIIB, (41)	DGM	3108501	2473777	19	19-Mar-03	Head of Fixed Income Fund, SBI Mutual Fund
Ankhi Dasvir, B.Com, MBA, NCFM, AMFI, (32)*	CMII	759768	575871	11	03-Jul-00	Stock Holding Corporation
Arora Amit, B.Com, PGDBM, (37)*	CMII	342199	340182	15	12-Dec-05	Manager, Birla Sunlife
Arora Atul, DIAE, (40)	DGM	3162485	2286085	21	24-Mar-05	Country Head, Apna Loan (I) Private Limited
Arora Rajeev, BE, PGDM, (39)*	DGM	1312576	987187	13	02-May-95	—
Arora Rajiv, BE, MBA, (41)	JGM	5082215	3812723	19	23-Apr-93	Project Officer, IFCI
Arunachalam Srinivasan, B.Sc., MMS, (47)	JGM	4702253	3489861	19	02-Jun-05	Managing Director, Sonnet Strategy Consultants
Arunkumar Padmanabhan, B.Sc., LLB, (30)*	AGM	1330398	894896	7	02-Jul-01	—
Ashish Kumar, MA, MMS, (36)	GM	6148914	4587494	14	11-Oct-99	Regional Manager, Ceat Financial Services Limited
Asokraj Thanjavur, M.Sc., BL, (50)	JGM	3819276	2671384	25	11-Oct-06	Senior Vice President, UTI - LAS
Athavankar Aditi (Ms.), B.Com, MMS, (36)*	AGM	1686274	1188865	14	30-May-94	—
Atrishi Naveen, BE, MBA, (38)	AGM	2620933	1926302	17	19-Dec-05	Assistant General Manager, IFCI Limited
Attra Charanjit, B.Com, CA, CPA (36)	GM	5576108	3929977	17	11-Sep-01	Manager, Bharat S. Raut & Co.
Ayyagari Muralidhar, M.Sc., CAIIB, MBA, (46)	AGM	2858137	2112850	23	06-Feb-03	Associate Vice President, IDBI Intech Limited
Badami Suresh, B.Sc., PGDM, (36)	GM	5401722	3784456	14	16-Oct-02	Max Ateev Limited.
Badri K S, B.Com, ICWA, CA, (40)*	DGM	1746506	1294366	16	01-Apr-93	Assistant Manager, Maharashtra Scooters Limited
Bagchi Anup, B.Tech., PGDM, (37)*	SGM	7040966	4810329	16	26-May-92	—
Bajaj Anand, B.Com, CS, CA, (34)	AGM	2611639	2032329	12	31-Jan-00	Executive, S. R. Batliboi
Balani Umesh, B.Sc., PGDM, (33)	AGM	2740050	2001541	10	03-May-00	Manager, Genius Consultants Limited
Balaram K., BA, JAIIB, (48)	AGM	2423479	1756843	25	18-Apr-94	Branch Manager, State Bank of India
Balasubramanian Ganesh, M.Com, CAIIB, (39)	DGM	3586605	2581060	20	19-Dec-95	Trainee Officer, State Bank of India
Balasubramanian V., B.Com, CAIIB, (47)	AGM	2431551	1918680	26	20-Nov-00	Senior Manager, HDFC Bank
Balram Dole Sudhir, B.Com, ICWAI, PGDM, (38)	SGM	6543759	4605691	15	16-Apr-03	Standard Chartered Bank
Banerjee Abonty (Ms.), B.Sc., MBA, (36)	JGM	3122484	2311100	12	04-Nov-99	Associate. Research Director, ORG-MARG Research Limited
Banerjee Anindya, B.Com, CA, (32)	JGM	5030085	3441884	10	07-Oct-98	—
Banerjee Avijit, B.Com, PGDBM, (39)*	AGM	856762	732169	17	01-Jun-05	Zonal Manager, Standard Chartered Bank
Banerjee Ranajit, B.Sc., CA, (40)*	DGM	2687832	1942393	11	09-Oct-06	Director, Global Union Energy Ventures
Bansal Mukta (Ms.), BE, MMS, (36)*	DGM	3389051	2330898	12	20-Jan-05	Head Analyst, BNP Paribas
Bansal Rakesh, B.Com, MBA, DBF, (39)	DGM	2678940	1695054	17	31-Oct-02	Chief Manager, Kotak Mahindra Finance Limited
Bansal Shalu (Ms.), B.Sc., PGDBF, (32)	AGM	2638352	1880748	10	04-Oct-00	Executive, Birla Home Finance Limited
Basu Sudipto, B.Tech., PGDM, (41)	AGM	2824994	2067885	17	02-Jan-01	Assistant General Manager, ICRA Limited
Batra Mohit, BE, MS, (42)	SGM	10320740	6893455	16	24-Apr-92	—
Batra Sandeep, B.Com, CA, CS, (42)	GCO&CS	9583083	6551938	20	08-Nov-06	Executive Vice President and CFO, ICICI Prudential Life Insurance Company Limited
Baviskar Sangram, BE, PGDM, (36)	AGM	2660756	1938949	11	27-Apr-05	RBM, Standard Chartered Bank
Beniwal Ravinder, B.Sc., MBA, NCFM, (38)	DGM	3386612	2169933	17	29-Mar-03	Manager Band IV, Max Newyork Life Insuranace
Bhadauria Pradeep, BA, MBA, (36)*	CMII	1000552	794197	12	16-Aug-99	Executive, Consortium Finanance Limited
Bhagat Amit, B.Com, CA, (42)	JGM	4169515	3029903	18	02-Sep-02	Deputy General Manager, Maharshi Housing Finance
Bhagavath Padmanabh, BE, DMS, ICWAI, MBF, (40)	DGM	2995720	2164288	20	07-Mar-07	Joint General Manager, Credit Analysis & Research
Bhandari Mukesh, BA, MBA, (36)*	CMII	1249232	930505	14	15-Nov-99	Junior Manager, Centurion Bank Limited
Bhandary Rohith, BE, PGDM, (34)*	CMI	687353	530365	8	06-Jan-03	Assistant Manager, Birla Global Finance Limited
Bharadwaj Kozhialam, B.Sc., (40)*	CMI	569455	476344	19	17-Mar-03	Manager, GE TFS Limited
Bhardwaj Chander, B.Com, (38)*	CMII	1090877	785375	15	29-Sep-00	Manager, Escorts Finances Limited
Bhargava Anuj, B.Com, CA, (32)*	JGM	2056082	1426339	10	15-Oct-98	—
Bhaskar Bijith, B.Tech., PGDIND, (34)	AGM	2689864	1968850	10	21-Jul-03	Manager Sales Planning & Distribution, Ford India
Bhat Ashok, B.Com, ICWAI, JAIIB, DMS, CAIIB, (33)*	CMII	655919	549939	12	03-Oct-00	Officer, IDBI Bank Limited
Bhat Sham, B.Sc., PGDM, (35)	DGM	3156921	2042764	12	02-Sep-02	Senior Manager, IDBI Bank Limited
Bhattacharya Sujoy, B.Com, CA, (33)*	CMI	307894	291665	9	18-Nov-05	Manger, Bank of Tokyo
Bhavsar Purvi (Ms.), B.Com, (34)*	AGM	2414256	1740832	14	20-Oct-04	Senior Manager, HDFC Bank Limited
Bhonsle Prashant, B.Sc., MBA, (38)*	AGM	829273	569687	16	20-Feb-02	Business Development Manager, Cannon India Private Limited
Bhushan Amit, B.Sc., PGDBM, (36)*	CMII	851371	640804	11	14-Nov-05	Area Credit Manager, Citicorp Finance Limited
Bose Pankaj, M.Com, CA, ICWAI, (52)*	CMII	987321	859462	23	16-Jan-95	TISCO
Cazi Arshad, B.Com, LLB, MMS, (38)	DGM	5057670	3473510	14	08-Sep-98	Credit Buyer, Countrywide Consumer Financial Services
Chandnani Suresh, M.Sc., MMS, (39)	AGM	2947321	2279103	16	19-Aug-98	Senior Officer, HDFC Limited
Chandok Vijay, B.Tech., MMS, (40)	SGM	11813464	8301771	17	31-May-93	Production Executive, ITC Group - VST Industries
Chandra Naren, BE, PGDM, (38)*	DGM	987533	796904	14	09-May-03	Director Client Services, GREY Worldwide
Chandrakant Naik Sushant, BE, MMS, (38)	DGM	3016611	2023462	15	26-May-03	Deputy Manager, SICOM Limited
Chattanathan D., B.Sc., BJO, DBF, CAIIB, (44)	DGM	3963141	2871187	17	27-Jun-97	Agricultural Field Officer, Allahabad Bank
Chatterjee Amit, B.Tech., PGDM, (35)	JGM	5443600	3746181	12	02-May-05	Consultant, Citibank Tokyo
Chatterjee Sonjoy, BE, PGDM, (40)*+	ED	3663251	2740784	15	25-Apr-94	Marketing Executive, HCL-HP
Chattopadhyay Deepanwita (Ms.), B.Sc., ME, (50)	AGM	2485662	1802668	22	15-Nov-95	Freelance Scientist
Chaturvedi Aashish , BE, PGDM, AMFI, MBA, (33)*	AGM	1651143	1186857	10	01-Jun-98	Summer Trainee, Thermax Limited
Chaturvedi Bhupendra, B.Sc., PGDRM, CMR, (35)	AGM	2629394	1930599	8	27-May-04	Manager, A.C. Nielsen Research Services Private Limitod
Chaturvedi Vivek , B.Com, CA, (28)*	CMI	439476	411806	6	17-Feb-05	Audit Manager, Chaturvedi & Shah
Chaudhry Ajay, BE, MBA, (51)	GM	7339508	5175777	29	03-Dec-81	Officer, HMV
Chaudhuri Ripujit, BE, MMS, (39)	JGM	4580672	3221618	16	05-Sep-01	Manager, Enron India Private Limited & Broadbank Solutions Private Limited

Name, Qualifications and Age (in years)	Desig. Nature of Duties***	Remuneration Received (Rs.) Gross (Rs.)	Remuneration Received (Rs.) Net (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Chidambaram N., B.Com, MMS, (55)	DGM	3586331	2579867	8	01-May-00	—
Chitnis Anand, M.Sc., MCM, (49)	AGM	2768058	2014576	28	17-Feb-99	Assistant Manager, Central Bank of India
Chougule Sanjay (Dr.), BE, MMS, LLB, Ph.D, (44)	GM	6101216	4432097	21	01-Jun-87	Junior Engineer, RCF Limited
Chowdhury Suman, B.Tech., PGDM, (37)	DGM	3435079	2483602	13	15-Feb-06	Assistant General Manager, ICRA
Dandekar Sunanda (Ms.), B.Com, CA, (41)	DGM	3162365	2284797	18	02-Jan-92	Assistant, Lovlock & Lewes
Daruwala Zarin (Ms.), B.Com, CA, CS, (43)	SGM	8997423	6258638	18	21-Jun-89	—
Das Aniyan, B.Sc., DCM, (46)	DGM	3664802	2642817	19	20-Mar-02	Head - ISG Services, Apnaloan.com
Das Arnab, BE, PGDM, (35)*	AGM	2268365	1675129	7	27-Sep-04	Sales Manager, Standard Chartered Bank
Das Biswajit, B.Sc., CAIIB, (39)	AGM	2498727	1898641	17	15-Jul-97	Officer, Punjab National Bank
Datar Salil, B.Com, CAIIB, MMS, (41)	DGM	2611030	1762142	19	09-May-02	Head Exports, Schenectady Herdillia
Datye Swati (Ms.), BA, MMS, (43)	DGM	3124971	2228322	21	26-Jun-89	Indian Hotels Company Limited
Dave Manav, BA, PGDBM, (36)*	CMI	702355	571312	10	23-May-97	—
Delima Paulus, BA, (49)	DGM	4049865	2857851	30	04-Oct-95	Manager, Bank of Maharashtra
Desai Nihal, BE, MBA, (40)	GM	5094109	3545584	13	01-Jun-94	—
Deshpande Charudatta, BPHARM, (52)	GM	5961720	4153290	13	21-Jul-05	Senior General Manager, Mahindra & Mahindra
Deshpande Girish, BE, PGDM, (39)*	DGM	1859589	1398645	13	02-Jan-06	Associate Director, Price Water House Coopers
Deshpande Kedar, BE, MBA, (35)*	DGM	1977908	1449126	11	02-May-00	Associate Reserach, ORG-MARG
Dewan Niraj, BE, PGDM, (37)	DGM	4443055	3120624	14	20-Dec-99	Associate, CRISIL
Dey Partha, B.Tech., PGPM, (37)	GM	5924093	4347411	13	03-Jun-96	Tata Steel
Dhaka Sunil, BA, (45)	JGM	3126551	2226147	24	01-Mar-070	Assistant Vice President, ABN Amro Central Enterprise Services Private Limited
Dhamodaran S., B.Sc., CAIIB, (53)	SGM	7529575	5178382	33	04-Apr-94	Officer MII , State Bank of India
Dhanuka Pankaj, B.Com, ICWAI, CA, CS, (40)	DGM	3122632	2127282	18	01-Jun-00	Vice-President & Co. Secretary, SREI International Finance Limited
Dhar Vineet, B.Com, PGDPMIR, (32)	DGM	3820798	2674340	12	15-Mar-00	Officer, HSBC Bank
Dhawan Amit, BE, MBA, (35)	DGM	2911302	2188575	11	03-Jun-96	—
Digambar Mahajan Mahendra, BE, PGDBM, (37)	AGM	2520970	1775867	12	06-Nov-03	Manager, Patni Computers
Diwan Jeetinder, B.Com, PGDBM, (35)*	AGM	1351451	946113	11	06-Apr-00	Product Executive, Bank of Punjab
Dixit Somesh, BE, MBA, (36)*	CMI	875008	677102	12	19-Jul-01	Manager, Manmark Engineer
Doraivel S, B.Com, ICWAI, CA, (39)	DGM	3214139	2006544	15	07-Aug-02	Manager, GE Capital
Dutta Joydeep, BE, MS, (48)	JGM	4324025	3134135	25	21-Apr-95	Senior DB Analyst, Gartner - IT Advisory Services
Gadgil Pankaj, BE, MBA, DFTR, (34)	AGM	2453962	1773120	10	19-May-03	Regional Manager, TADFL
Gambhir Neeraj, BE, PGDM, (35)*	SGM	4363912	3131716	12	15-Jun-98	Manager, Kotak Mahindra
Ganesh N., B.Com, CAIIB, (48)*	AGM	2243044	1700070	26	06-May-94	Officer, Allahabad Bank
Ganesh Nagori Nitish, B.Sc., DCA, DMS, (37)	DGM	3400560	2393927	12	01-Feb-05	Vice-President, ABN Amro Bank
Ganesh R., B.Com, ICWAI, CAIIB, CS, (39)	DGM	3849304	2778019	14	31-Jan-00	Credit Officer, SBI Commercial & International Bank Limited
Ghosh Abhijit, BE, MBA, (47)	AGM	2853883	1865788	19	02-Jan-92	Application Engineer, Tega India Limited
Ghosh Indranil, B.Com, MMS, (36)	AGM	2653795	1963518	13	22-Aug-02	Principal Consultant, Zenith Infotech
Ghoshal Debashish, B.Sc., PGDM, (41)	JGM	3286182	2085773	17	01-Nov-06	Practise Head, Tata Strategic Management Group
Ghotgalkar Shekhar, B.Com, MMM, (46)*	DGM	1340638	1059614	13	20-Aug-01	Vice President, Orix Auto Finance (India)
Girish V., B.Com, MBA, (36)	DGM	4005379	2840378	14	20-Jul-98	Senior Manager, Lloyds Capital
Godbole Shankar, BA, B.Com, JAIIB, (55)	GM	2809280	1820274	31	04-May-77	—
Goel Ashish, B.Tech, PGDM, (35)	DGM	3686933	2624607	13	01-Oct-04	Trade Marketing Manager, Marico Industries Limited
Goel Vivek, B.Com, ICWAI, CA, CS, (37)*	DGM	960684	692585	14	23-Nov-07	General Manager, Reliance Industries Limited
Goenka Vikash, B.Com, CA, CS, (31)*	AGM	1983368	1412270	10	04-Sep-00	Officer 'A', Indian Oil
Gosalpuria Apoorv, B.Sc., CAIIB, M.Sc., (46)	AGM	2504652	1671525	23	15-May-96	Manager-II, Bank of Baroda
Govindan Krishnan, B.Sc., PGDBM, (39)	DGM	3634587	2624903	17	02-Jan-04	Regional Manager, Asian Paints (I) Limited
Govindarajan P., M.Com, CAIIB, (38)*	CMI	603306	518404	15	25-Jan-06	Chief Manager, Indus Ind Bank Limited
Guliani Harpreet, B.Com, DBF, PGDBA, (32)*	CMII	1422178	1100240	10	15-Nov-02	Deputy Manager, Centurion Bank
Gune Smita (Ms.), B.Com, CA, CIA, (50)	GM	6748043	4756087	24	12-Oct-98	Assistant General Manager, Tata Finance
Gupta Ajay, B.Com, CA, (41)	GM	8624700	6087484	17	25-Nov-91	Article Clerk, A. F. Ferguson Co.
Gupta Anirudh, B.Com, CA, (29)	AGM	2461612	1914742	8	05-Apr-01	Finance Controller, ABB Limited
Gupta Anjali (Ms.), B.Sc., PGDIBM, (38)*	DGM	2210964	1603009	15	04-Jul-05	Vice-President. & Group Head, ARCIL
Gupta Bhavesh, B.Com, MBA, (35)	DGM	4078145	2918673	10	19-May-03	Assistant Vice-President, TADFL
Gupta Rajneesh, BE, PGDM, (35)*	DGM	1137974	986481	12	01-Nov-07	Manager, General Electric International
Gupta Subhro, B.Sc., M.Sc., MBA, (47)	DGM	3516642	2521783	22	01-Jun-06	Assistant Vice Prsident, IDBI Bank
Gupta Vivek, B.Tech., PGDM, AMFI, (34)*	CMI	505534	430321	9	01-May-00	O.T., ANZ Grindlays Bank
Guram Bikramjeet, M.Sc., PGPM, (33)*	CMI	602991	456651	8	01-Sep-05	Manager, Small Industries Development Bank of India
Hariharan M., B.Com, CA, (35)*	AGM	1175206	908749	10	06-Mar-00	Accountant, Ernst & Young Bahrain
Hebbar Nagendra, BA, PGDBM, PGDPMIR, (37)	AGM	2762570	1985992	15	01-Jul-96	Senior Manager, Shiram Chit Fund
Hegde Brahmanand, M.Sc., CAIIB, (49)*	JGM	2208760	1583799	25	26-Feb-92	Assistant Manager, Bank of Maharashtra
Hingorani Mahesh, B.Com, CAIIB, (48)	DGM	3090586	2079977	24	02-Feb-96	A.L.P.M. Operator, Canara Bank
Hira Rajiv, B.Com, CA, (34)*	CMII	790825	614900	9	22-Oct-02	Assistant Manager, Grasim Industries Limited
Isaac Robi, BA, LLB, (33)*	DGM	2745922	1925736	10	03-Sep-07	Resident Partner, Kochhar & Co.
Isser Utpal, BA, PGDRM, (33)	DGM	3494810	2519715	9	01-Oct-01	Senior Research Executive, Indian Mark Research Bureau
Iyer Kalyanaraman, B.Sc., MBA, (42)*	CMII	519628	454993	19	05-Feb-05	Chief Manager, Gruh Finance
Iyer Raman, BE, MFM, (33)*	CMII	640463	498002	12	05-Dec-05	Manager Construction, Shapoorji Pallonji & Company
Jacob Joe, B.Sc., PGDPMIR, MBA, (38)	AGM	2492541	1744448	14	01-Oct-02	Assistant Manager, Standard Chartered Bank
Jain Manish, B.Com, MBA, (33)*	CMII	886900	709056	7	02-Jan-04	Associate Consultant, Price Waterhouse Coopers
Jain Mukesh, B.Com, CAIIB, PGDBM, DBANKM, (48)	SGM	7436343	5273159	28	29-Mar-94	Officer, Canara Bank
Jain Nipun, B.Com, MBA, (36)	DGM	3847316	2779702	12	19-May-00	Branch Manager, Gmac-TCFC Finance Limited
Jain Pankaj, BE, MMS, (36)*	JGM	597302	428135	13	01-Feb-08	Senior Vice-President, ICICI Prudential Life Insurance Company Limited
Jain Sanjeev, B.Com, (39)	AGM	2412103	1782375	12	05-Aug-06	Assistant General Manager, LG
Jain Vikas, B.Sc., CFA, DMM, PGDBA, AMFI, NCFM, (33)	AGM	2679682	1955794	12	09-Nov-99	Management Trainee, Tata Finance Limited
Jalan Sanjeev, B.Com, CS, CA, (34)*	CMII	1157961	909586	9	22-Nov-04	Assistant Vice President, ING Vyasa Bank
Jayaraman Mohan, B.Com, ICWAI, (34)	JGM	4200695	2829142	14	02-Dec-02	Assistant General Manager, FISAF
Jayarao K. M., BE, (52)	SGM	8636077	6204713	28	22-Mar-82	Junior Executive, BHEL, Hyderabad
Jethi Vikrant, B.Com, MBA, (34)	AGM	2862547	2078593	12	16-Apr-97	Management Trainee, Schematic Finance Limited
Jha Rakesh, BE, PGDM, (36)	DYCFO	7100214	4964590	11	03-Jun-96	—
Jhawar Bikash, BALLB, (28)*	CMII	986427	734681	4	01-Jul-03	—
Joglekar Vinayak, B.Com, (43)	DGM	3709144	2708578	23	15-Mar-99	Senior Manager, Lloyds Finance Limited
Johnson Shashi, B.Sc., PGDRM, (39)	DGM	3944214	2764691	15	13-Jun-02	Trading Manager, Cargill India Limited
Joshi Ajit, BE, MFM, (40)	AGM	2786515	1978755	17	05-May-03	Systems Architecht, Unisys India Private Limited
Joshi Bhalchandra, B.Sc., MMS, (41)	DGM	3778350	2724600	17	02-Aug-99	Manager, Standard Chartered Bank
Joshi Rahul, B.Sc., MBA, (38)	DGM	3258942	2068566	16	15-Mar-99	Meghraj Financial Services India Private Limited

Name, Qualifications and Age (in years)	Desig. Nature of Duties***	Remuneration Received (Rs.)		Experience (in years)	Date of Commencement of Employment	Last Employment
		Gross (Rs.)	Net (Rs.)			
Joshi Rajiv, BE, MBA, (33)	AGM	2610886	1884521	10	12-Nov-99	GE Countrywide Finance
Juneja Kamaljeet, B.Sc., PGDM, (34)*	JGM	1237312	936011	13	22-Nov-07	Principal Banking, Infosys Technologies
Juneja Maninder, BE, PGDM, (42)	SGM	6448150	3950515	17	05-Apr-99	Head Agency Business, DGP Windsor
Kamani Anirudh, B.Com, CA, (38)	JGM	4571410	3225986	18	01-Feb-05	Manager Supply Chain, Becton Dickinson India Limited
Kamath K.V., BE, PGDBA, (60)+	MD&CEO	27874699	19668530	36	01-May-96	Advisor to Chairman, Bakrie Group, Indonesia
Kamlesh Rajaninath Dangi, B.Com, PGPMS, (36)	JGM	3528268	2284579	13	02-Jul-01	Manager HR, Shoppers Stop Private Limited
Kanani Ketan, B.Sc., PGDBA, (31)*	CMI	526395	441944	6	11-Nov-02	Project Manager, IRIS Limited
Kanwar Vivek, BA (Hons), PGDBM, (44)	GM	7306313	5148534	23	30-May-94	Product Manager, India Telecomp Limited
Kapadia Mehernosh, B.Com, LLB, M.Com, CS, (50)*	GM&JCS	658321	533684	27	01-Feb-08	Corporate Advisor, Metal FZC
Kapoor Yogesh, BPHARM, CAIIB, CAIIB, DFM, (40)*	AGM	1561862	1066503	17	17-Oct-96	Assistant Manager, SBI of Bikaner & Jaipur
Karunakaran Nirmal, B.Com, MMS, ICWAI, CFA, (39)	DGM	3601349	2583999	16	22-Jan-92	—
Kashmiri Chetna (Ms.), BARCH, MMGT, (36)*	CMII	432701	351138	11	16-Aug-06	Senior Manager, Aditya Birla Group
Kathuria Manish, B.Com, PGDBM, (30)*	CMII	501353	346733	6	30-Jun-03	Deputy Manager, Escotel Mobile Communication Limited
Kaur Satinder (Ms.), M.Com, JAIIB, (44)	DGM	3536705	2359006	23	13-Apr-94	Officer, Punjab National Bank
Kaushal Vikram, B.Com, PGDBM, (37)	DGM	3521065	2419579	16	08-Oct-01	Associate Vice President, SREI International Finance
Kaushik Manoj, B.Sc., PGDBM, (38)	DGM	3708200	2560948	15	12-Nov-99	Vice-President, Technofill Private Limited
Kaustubh Nigudkar Gauri (Ms.), DHM, DHKM, (35)*	CMI	701249	536862	13	24-Feb-03	Assistant Executive Housekeeper, Oberoi Towers
Kehair Ashish, B.Com, ICWAI, DBF, CA, (33)	JGM	4260830	2970150	10	27-Dec-02	Assistant Manager, TAIB Bank E.C.
Kennedy Ramu, B.Com, CA, (41)*	DGM	1693072	1176669	17	23-Feb-05	Head-Business Development, Global Trade Finance
Kerkar Sanjiv, B.Tech., MFM, (57)	SGM	11127014	6797067	32	26-Nov-96	Director-Operations, Asian Finance & Investment Corporation
Khandelwal Rajendra, B.Com, CA, CS, (36)	DGM	4367405	3229982	13	04-Oct-95	—
Khandelwal Sachin, BE, MBA, (41)	SGM	8196597	5898284	16	10-Dec-99	Honda Siel Cars
Khanna Sanjaykumar, BE, (42)	DGM	2992695	1953704	21	15-Apr-05	Senior Manager, National Bank of Oman
Kikani Kalpesh, BE, MBA, CFA, (35)	SGM	4988809	3516326	12	01-Jun-95	—
Kochhar Chanda D. (Ms.), BA, MMS, ICWAI, (46)+	JMD&CFO	15557244	11025983	24	17-Apr-84	—
Kodaganti Leelanand, B.Sc., CCCL, (43)	AGM	2477730	1827214	20	26-Aug-04	Chief Manager, Global Trust Bank
Konda Vasudeva, B.Tech., PGDM, (34)	DGM	4067331	2844559	12	19-Apr-99	Senior Systems Analyst, Infosys Technologies
Krishna Prasad T., B.Sc., MBA, (37)	DGM	4103331	2877507	13	06-Jun-94	—
Krishnan A. R. V., B.Tech., MBA, (37)	AGM	2514861	1825757	15	16-Aug-99	Assistant Manager, Nagarjuna Finance Limited
Krishnan R., M.Sc., CAIIB, DCA, (45)	AGM	2856034	2065772	23	01-Aug-96	Assistant Manager, SBT
Krishnan V., M.Com, MBA, (37)	AGM	2566055	1846488	14	05-Jul-99	Senior Executive, Whirlpool Apple Consumer Credit Private Limited
Krishnatrey Rahul, B.Sc., DCA, MBA, (39)*	CMII	743630	570448	16	28-Sep-00	Officer-in-Charge, Development Credit Bank Limited
Kulkarni Satish, BE, (40)*	DGM	1620138	1194042	18	01-Sep-99	Regional Manager, Dewan Housing
Kulkarni Unmesh, B.Tech., PGDM, (36)*	AGM	2235550	1674529	13	01-Jul-04	Assistant Vice President, DSP Merrill Lynch
Kumar Anil P.R., B.Tech., MFM, (38)*	DGM	1812024	1158579	13	10-Dec-03	Assistant Vice President UTI Bank Limited
Kumar Manish, B.Com, CA, (36)	DGM	2757448	1648860	13	28-Dec-99	Manager, Meta Strips Limited
Kumar Saha Anup, B.Tech., PGPM, (37)	JGM	4938134	3449690	15	21-Jun-03	Assistant Vice President, GE Capital
Kumar Senthil, B.Sc., MBA, (37)	AGM	2455282	1717632	13	04-Jan-01	Branch Manager, Ashok Leyland Finance
Kumar Shilpa, (Ms.), B.Com, PGDM, (41)	SGM	9857029	6920834	18	01-Jun-89	—
Kumar Sushant, MA, CAIIB, (48)	GM	6705492	4731773	20	18-Jul-94	Deputy Manager, United Bank of India
Kumar Thota, B.Com, DCA, COMP, (38)	AGM	2639121	2014223	14	11-Dec-00	Manager, UTI Bank Limited
Kumar Udaya, M.Com, CAIIB, (47)*	AGM	1652796	1279366	24	01-Nov-95	Officer, Corporation Bank
Kumar Vinit, B.Sc., MBMGT, (38)*	JGM	1024838	810194	14	10-Dec-07	Director, American Express Bank
Kundha Rakshith, BBM, DIBM, NCFM, PGDM, (29)*	CMII	839314	695765	5	10-Jun-02	—
Kuppuswami Swaminathan, M.Com, CAIIB, (53)	DGM	2879608	2140137	31	24-Feb-97	Officer MII, Union Bank of India
Lal Rohit, B.Tech., PGPM, (37)	JGM	4718625	3304207	13	03-Apr-06	Vice President, Citi Bank
Lamba Amit, BA, MBA, (35)	DGM	3735008	2664607	14	10-Nov-99	Senior Executive, Citicorp Credit Services Limited
Lotlikar Sandip, B.Com, ICWAI, CA, (38)*	CMII	1636778	1259881	14	15-Nov-99	Manager, Nestler Limited
Madhavan Anish, B.Com, CA, (37)	DGM	3625661	2593638	12	20-Aug-01	Manager, Orix Auto Fin(I) Limited.
Madhivanan B, B.Sc., PGDM, (38)	SGM	8340402	5959444	17	16-Dec-99	Chief Manager, Arvind Mills Limited
Maheshka Sanjay, B.Tech., PGDBM, (38)*	SGM	1997294	1518144	14	03-May-93	—
Majumdar Avijit, B.Sc., PGDRM, (37)*	AGM	543595	476001	12	30-Apr-03	Materials Manager, Vista Processed Foods Private Limited
Malhotra Sandeep, B.Tech, M.Tech, (42)*	GM	6784344	4778346	20	18-Nov-91	Simens India Limited
Mallick Rahul, B.Sc., MBA, (43)	GM	5643031	3950615	19	10-Jan-05	Director, Prospect Base
Malpani Sharad, BE, MBA, (34)	AGM	2548158	1649389	12	18-Sep-01	Research Analyst, Mckinsey Knowledge Center
Mandal Ramen, B.Tech., PGDM, (39)*	DGM	3444183	2446836	14	02-Jan-06	Assistant Vice President, DBS Bank Limited
Manish Kumar, B.Tech., M.Tech., PGDM, (36)*	CMII	820896	572168	11	02-Aug-05	Senior Manager, RIL
Manmohan Kapoor Aanchal (Ms.), B.Sc., PGDM, (34)	DGM	3370782	2432542	11	15-Dec-03	Senior Manager, IDBI Bank
Mantri Sanjeev, B.Com, CA, (37)	GM	5418995	3730890	13	01-Oct-03	Deputy Head - Corp Banking, BNP Paribas
Marshall Vispi, B.Com, DCS, MFM, (43)	DGM	2522446	1808348	21	01-Sep-06	Head Liabilities, Standard Chartered Bank
Marwah Karun, B.Com, PGDM, (31)*	CMI	754858	601436	9	14-May-00	Account Executive, R. K. Swamy
Mathur Abhishake, B.Tech., MBA, (36)	DGM	3551908	2710760	12	14-Jan-05	Head Accounts Services, Standard Chartered Bank
Mattagajasingh Soumendra, BA, MA (IR&PM), (36)	DGM	3066744	1885730	11	23-Sep-02	Senior Officer, Hindustan Petroleum Corporation
Meenakshi A., (Ms.), M.Com, CAIIB, (49)*	DGM	3261405	2375460	28	15-Dec-99	Manager, HDFC Bank
Mehra Rajan, B.Sc., CAIIB, (48)	DGM	3100181	2195885	27	05-Sep-98	Officer MIII, Dena Bank
Mehrotra Sumit, B.Com, (37)	DGM	3881633	2691797	16	02-Dec-99	Area Manager - Strategic, GE Capital - TFS
Mehta Harshil, M.Sc., MBA, (41)	JGM	4882590	3408024	14	02-Jul-02	Assistant Vice-President, TADFL
Mehta Jyotin, B.Com, ICWAI, CA, CS, (50)*	GM	4102534	3024300	25	01-Mar-00	Vice President - Finance & CS, Bharat Shell
Mehta Kartik, B.Com, ICWAI, CA, (39)*	DGM	525816	431751	12	25-Jan-08	Vice President & Head, Development Credit Bank
Mehta Vikash, B.Com, CA, (32)	AGM	2449528	1776517	9	21-Jan-00	Audit Manager, C.C. Chokshi & Co.
Menon Jayan, B.Com, CA, (40)	JGM	5327102	3806292	19	03-Mar-92	Senior Officer, TISCO- Special Steel Limited
Menon Sashidharan, M.Sc., CIA, CIDA, (50)	SGM	7723398	5576451	26	11-Sep-06	Vice President & Head of South Asia, Deutsche Bank
Menon Sunith, B.Tech. (39)	DGM	3964497	2789878	17	11-Nov-99	Business Manager, SRF Financials
Mhatre Sangeeta (Ms.), B.Com, CA, (44)	SGM	8399766	5924900	22	12-Jun-89	Junior Officer, Price Waterhouse
Mishra Brajesh, BE, MBA, (38)	DGM	2866584	1821736	13	01-Jun-94	—
Mishra Lok, BA, CAIIB, MBA, (38)	JGM	4451409	3183783	15	22-Oct-96	Assistant Manager, Oriental Bank of Commerce
Mishra Rishi, BA, PGDBM, (35)*	CMII	1543715	1107798	10	12-Apr-00	Senior Sales Executive , Kotak Mahindra Primus Limited
Mishra Rudra, MA, (40)	AGM	2629764	1924609	15	03-Oct-00	Specialist Officer - Cards, HSBC
Misra Manish, B.Tech, PGDM, (37)	GM	5980872	4162619	11	19-Jun-02	Vice President, Oyster Solutions
Mistry Manoj, M.Com, CAIIB, NCFM, AMFI, (44)*	CMI	1045827	833256	22	17-Apr-97	Assistant Manager, Central Bank of India
Mitra Manash, BE, PGDM, (42)	DGM	3710166	2616145	17	24-May-06	General Manager, HIAL
Mittal Ajay, B.Com, ICWAI, CA, PGDTFM, (37)	DGM	3200870	2332040	13	17-Jan-07	Vice President, ING Vysya Bank
Mittal Rajat, B.Com, CA, (29)*	CMI	770910	587420	4	23-Sep-02	—
Mohan Ajwelkar Prasenjit, B.Com, MMS, (32)*	AGM	985211	695131	9	15-Mar-04	Manager, Export Import Bank of India

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Remuneration Received (Rs.)		Experi-ence (in years)	Date of Commence-ment of Employ-ment	Last Employment
		Gross (Rs.)	Net (Rs.)			
Mohd Khan Shakil, BA, DIMA, (34)	DGM	3817866	2759617	7	22-Mar-03	Credit Manager, Hutchison Telecom
Mookerjee Ranadeep, B.Com, CA, (33)	AGM	2822426	2084335	11	29-Sep-03	Deputy Manager, E-serve International Limited
Mor Nachiket (Dr.), B.Sc., PGDM, Ph.D., (44)*+	DMD	10022344	7061174	21	04-May-87	—
Morone Ashish, BE, MMS, (33)*	CMII	797459	598064	10	07-Apr-03	Supervisor, FCB -ULKA
Morparia Kalpana (Ms.), B.Sc., LLB, (58)*+	JMD	9755835	6754777	33	05-Nov-75	Legal Assistant, Malubhai Jamiatram & Madon
Mukerji Neeta (Ms.), BA, PGDM, (42)*	GM	4748552	3413725	18	01-Jun-89	—
Mukherjee Siddharth, BA, (38)	DGM	2884866	2036047	17	28-Mar-07	Head - Renewable Energy, SREI Infrastructure Limited
Mulla Parvez, BE, PGDM, (37)	DGM	3648143	2492681	14	16-Aug-00	Relationship Manager, ANZ Grindlays Bank
Mulye Vishakha (Ms.), B.Com, CA, (39)*	GCFO	12823240	8820017	15	01-Mar-93	Officer, Deutsche Bank
Muralidharan Kappiarath, M.Com, (44)	AGM	2640722	1917158	21	01-Jul-03	Branch Manager, HDFC Bank Limited
Muralidharan R, B.Sc., MA, CAIIB, (46)*	GM	2561927	1869740	25	16-May-94	Branch Manager, State Bank of India
Muthu Nirmal, B.Sc., MBA, (36)*	CMI	484504	364117	9	28-Oct-04	Area Manager, Citicorp Maruti Finance Limited
Muthuvalliappan S.P., B.Com, JAIIB, CAIIB, (52)	DGM	2559907	1834042	8	01-May-00	—
Nachiappan V., B.Sc., CAIIB, PGDBA, (54)	GM	3346612	2275236	34	01-May-00	General Manager, Bank of Madura Limited
Nagaraj S., CAIIB, MA, (43)*	AGM	1473746	1144182	23	18-Jun-96	Officer, Corporation Bank
Naik Kishor, BE, MMS, (38)	DGM	2982126	2063321	15	01-Jun-95	DGP Windsor
Nair Jayakumar, B.Tech., PGPM, (37)	AGM	2465653	1683579	17	05-Sep-05	Senior Manager, Bharti Cellular
Nair Rajesh, B.Com, PGDM, (34)	DGM	3250673	2288251	10	10-Jan-00	Deputy Manager, Export Import Bank of India
Nalawade Jayant, M.Com, (52)*	DGM	2650277	2006804	27	01-Dec-97	Senior Manager, Bank of Maharashtra
Nandlal Karia Paresh, B.Com, CA, (38)	AGM	2789127	1969607	13	16-Feb-04	Manager, HDFC Bank
Narayanan Ganesh, B.Sc., MBA, (32)*	AGM	1253760	911590	9	14-Jun-01	Executive - Channel Relationship, Netfinex Com India Limited
Narayanan K.B. Anand, B.Com, PGDBA, (31)*	AGM	1728481	1188456	8	13-Apr-00	Executive, Galaxy Exports
Narayanan N.R., BE, PGDM, (45)	GM	5754181	3978660	21	17-Apr-00	Regional Manager, Eicher Motors Limited
Narayanan T.V., B.Com, CAIIB, (48)	DGM	3944481	2918212	24	16-May-94	Manager, State Bank of India
Narayanaswami Krish, BE, MBA, (34)*	AGM	3016269	2084829	12	11-Oct-99	Assistant Manager Operations, Standard Chartered Bank
Narayankar Vijaykumar, BE, MMS, (36)*	CMI	1151343	856088	12	24-Apr-00	Manager, Unit Trust of India
Nayak Girish, B.Tech., PGDM, (37)	GM	5747068	4106005	15	02-May-94	Software Engineer, Mastek Limited
Nayak Suhas, B.Com, CA, (39)	AGM	2407983	1721241	16	14-Oct-02	Assistant Vice President, IDBI Bank Limited
Nirantar Rajendra, B.Com, DIRPM, CAIIB, BGL, (53)*	GM	5390614	3876793	33	23-May-94	Manager, Union Bank of India
Nirula Ramni (Ms.), BA, MBA, (55)	SGM	13210198	9201049	32	01-Dec-75	—
Nohwar Rajeev, BE, MBA, (36)	AGM	2862907	2188261	12	20-Apr-99	Area Sales Manager, Bank of America
Padmanabhan Ramesh, B.Sc., CAIIB, CFA, PGDBA, (46)	AGM	2521400	1865285	24	30-Mar-98	Assistant Manager, State Bank of India
Pal D. K., B.Com, ACA, (53)	JGM	4907149	3529308	28	02-Mar-81	State Bank of India
Pandey Keshav, B.Com, MDBA, (44)	AGM	2552156	1880722	18	04-Oct-02	Tata AIG Life Insurance
Pani Subrat, BE, PGDBM, (37)*	JGM	2136609	1568090	14	22-Apr-02	Regional Business Head, SBI Cards
Parikh Yagnesh, B.Com, BCS, (47)	DGM	6358599	4288086	18	09-Jun-06	Assistant Manager, State Bank of India
Parmar Anilkumar, BBA, CAIIB, (36)	AGM	2530352	1837287	15	18-Jul-05	Senior Manager, Union Bank of India
Pasupuleti Ravishankar, B.Tech., M.Tech., PGDBM, (40)*	AGM	962248	766594	12	14-Jun-04	Manager, CRISIL Limited
Patkar Sandesh, B.Com, DCA, DCM, MHRDM, (39)*	CMII	1743023	1284638	17	27-Oct-98	Compensation Executive, GE Country wide Consumer Finance
Patnaik Shyam, B.Sc., PGPIM, (51)	DGM	4170454	2955875	27	16-Nov-96	Officer MII, Canara Bank
Patni Ashok Kumar, MA, (53)	JGM	4838596	3399270	31	01-May-96	State Bank of Bikaner & Jaipur
Pillai Neelakantan, BBM, (47)	AGM	2663288	2047350	21	10-Jan-00	Manager, Times Bank Limited
Popli Pooja (Ms.), B.Com, CA, (28)*	CMI	634016	482245	5	18-Jul-05	Business Associate, Morgan Stanley Capital International
Prabhu Deepa (Ms.), B.Com, PGDBA, (34)*	CMI	453154	389550	9	16-Mar-06	Manager, IDBI Bank
Prabhu Madhukar, B.Com, CAIIB, (46)*	CMII	1190207	913761	19	09-Dec-96	Deputy Manager, SBI
Prabhune Sunil, B.Com, PGDM, (32)	DGM	3833016	2787618	11	04-Jul-05	Senior Manager - HR, Novartis
Pramod P.C., B.Sc., MA, COMP., (41)	AGM	2728091	2020611	19	12-Oct-98	Deputy Manager, Bank of Madura
Prasad Jayant, BE, PGDM, (34)	DGM	3825018	2668809	10	04-May-98	—
Prasad Vinayak, B.Sc., MMS, MBA, (40)	JGM	3690541	2733173	13	05-Mar-07	Director- Head of Central Strategic Risk Operations, Capital One Service Inc.
Priyadershi Sanjeev, B.Sc., PGDM, (32)*	CMII	1651596	1279905	10	16-Feb-04	Sales Manager, Max New York Life Insurance
Purandare Madhavi (Ms.), B.Com, ICWAI, CS, CAIIB, (40)	DGM	4047901	2888553	13	10-Jul-99	Manager, Saraswat Bank
Puranik Ganapathy, B.Com, ICWAI, (36)	AGM	2541296	1897659	15	10-Feb-04	Manager, HDFC Bank
Puri Dharamvir, B.Com, MBA, (36)*	AGM	1209753	854061	13	11-Oct-99	Assistant Manager, Ceat Financial Services
Puri Pradeep, ICWAI, B.Com, CS, (37)*	CMII	577494	484435	11	26-Feb-01	Accounts / Credit Manager, Citicorp Maruti Finance
Puri-Buch Madhabi (Ms.), BA (Hons), PGDM, (42)+	ED	16080225	11180356	19	02-Jan-97	Research Director, MARG
Raghavan Balaji, B.Com, PGDM, (36)	JGM	3982006	2907652	13	20-Jun-05	Vice President, ABN Amro Bank
Raghunathan S., B.Com, JAIIB, (45)*	CMII	1529723	1170431	20	07-Feb-98	Officer, Vysya Bank Limited
Rai Amit, BA, PGDM, (33)	AGM	3069844	2143392	11	01-Jun-01	Territory Manager, GE Countrywide
Rajani Mukesh, M.Com, DFM, COMP, MMS, MBA, (39)	AGM	2783410	2008198	18	20-Jun-01	Manager, Kotak Mahindra Financial Limited
Rajawat Sanjay, M.Com, M.Phil., CA, (40)	DGM	3504893	2508348	17	01-Jun-06	Zonal Head, IDBI Bank
Ralhan Raj, B.Sc., PGDIT, CAIIB, (40)*	DGM	443121	371983	18	04-Feb-08	Assistant Vice President, SBI Capital Market
Ramachandran G (Dr.), M.Sc., M.Phil., Ph.D., INS, (46)	DGM	3892986	2818254	18	24-Dec-01	Vice President-Mutual Fund, CRISIL
Ramakrishnan Arati (Ms.), B.Com, CS, MMS, (31)	AGM	2556605	1820688	8	23-Sep-02	Associate, CRISIL
Ramakrishnan Murali, B.Tech., PGDM, (45)	GM	6191009	4411325	22	02-Aug-99	GE Capital TFS Limited
Raman Arun , BE, PGDM, (37)	JGM	4859233	3420060	8	20-Jul-05	General Manager, Satyam Computers Limited
Ramasubramanian Krishnakumar, B.Tech., PGDM, (35)	DGM	2821717	1659411	12	03-Jun-96	—
Ramasubramanian S., B.Com, CA, (34)*	AGM	1287599	948820	10	22-Sep-99	Consultant, Sridhar & Santhanam
Ramchandani Sunir, BE, MBA, (33)	AGM	2411812	1712425	10	18-Jun-01	Manager Sales & Marketing, Arvind Mills Limited
Ramesh A R, B.Com, PGDM, MBA, (39)	DGM	2901932	2175805	15	01-Nov-99	Assistant Manager, Standard Chartered Bank
Ramesh A.V, BE, M.Tech., (44)	DGM	3763692	2618686	17	30-Apr-01	Manager Systems, State Bank of India
Ramji Krishna Swamy, BE, MBA, (38)	AGM	2520113	1771386	12	22-Dec-03	Assistant Vice President, Citi Bank Financial
Ramkumar Krishnaswamy, B.Sc., PGDPM & IR, (46)	GCHRO	13735968	9675904	23	02-Jul-01	General Manager (HR), ICI India Limited
Ranade Anupama (Ms.), B.Com, ICWAI, CS, CA, (38)	DGM	4319192	3110543	15	24-May-93	—
Ranganathan Sridhar, B.Sc., (35)	DGM	2950469	1912597	13	18-Dec-00	Assistant Manager, Bharati Mobile Limited
Rao C. V., M.Com, MBA, (43)	AGM	2682481	1945018	18	06-May-92	Research Assistant, Indian Institute of Management
Rao Gururaj, BE, MMS, (36)*	DGM	449720	377288	13	04-Feb-08	Head, Birla Sun Life Insurance
Rao Pramod, BA, LLB, (34)	SGM	7451664	5228400	12	01-Aug-96	Mulla & Mulla
Rao Raghavendra, B.Sc., CAIIB, CDCS, (42)	AGM	2807700	2035792	21	22-Oct-97	Assistant Manager, Indian Bank
Rao Sekhar, BE, MBA, (40)	DGM	3499174	2491747	15	11-Jul-03	Zonal Manager, Asian Paints (I) Limited
Rao Subba, M.Sc., DBM, (47)	DGM	3547839	2562827	22	29-Jan-01	Chief Manager, Global Trust Bank
Rao Vijaya (Ms.), BA, LLB, (50)*	DGM	1678884	1308723	30	01-Jan-78	—
Rastogi Somil, M.Com, PGDBA, (32)*	CMI	433765	378318	9	13-May-02	Senior Executive, Birla Global Finance Limited.
Rastogi Yogesh, BE, PGPM, (39)	JGM	4210223	3003198	15	14-May-93	—
Rathi Anil, BE, MMS, (37)	CMII	2455212	1857189	13	01-Jul-96	Specialist, Tata Power Company Limited

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Remuneration Received (Rs.)		Experience (in years)	Date of Commencement of Employment	Last Employment
		Gross (Rs.)	Net (Rs.)			
Raveendhrun S, B.Com, CA, (43)*	AGM	894523	641474	22	27-Dec-99	Citibank N.A.
Ravi K., B.Sc., CAIIB, (44)	AGM	2463598	1807170	23	13-Jun-94	Deputy Manager, State Bank of Mysore
Ravikumar V., M.Sc, (48)*	SGM	32153155	21276655	23	05-Mar-08	Treasurer & Senior Director, I.D.F.C
Ravindranathan N., B.Sc., DCOM, DTM, CS, LLB, CPA, (46)	DGM	2687214	1851136	26	23-Sep-02	Director, Svagath Professional Services
Rawat Meera (Ms.), B.Com, MBA, (37)*	CMII	845756	632566	14	15-Sep-05	Customer Service Manager, Parker Hannifin India
Ray Nilanjan, B.Sc., PGDFOM, (34)*	CMII	604334	501483	9	24-Feb-05	Manager, HDFC Bank
Rele Sushil, B.Com, MMS, ICWAI, INS, (43)	AGM	3331837	2451786	22	07-Oct-02	Assistant Vice President, Birla Sunlife Distribution
Rodrigues Rose (Ms.), B.Com, COMP, CDCS, (35)*	CMI	428171	323858	14	01-Mar-95	Junior Clerk, Citizen Co-op. Bank Limited
Rohokale Sunil, BE, MBA, (37)	GM	5633731	3955109	14	01-Jun-94	Management Trainee, Atlas Copco(I) Limited
Roy Chaudhuri P.S., MA, LLB, DPM, DCM, DIPT&D, CAIIB, PGDHRM, HRDA, (52)	AGM	2587694	1910992	28	25-Sep-00	Manager, Union Bank of India
Rupani Viral, BE, MBA, (39)	DGM	3877465	2776563	15	04-Jun-03	Regional Manager, Standard Chartered Bank
Sabharwal Rajiv, B.Tech., PGDM, (42)	SGM	7564382	4994039	17	21-Dec-98	Assistant Vice - President, Times Bank
Saboo Sadhana (Ms.), B.Com, CA, (40)*	AGM	1229330	924744	16	15-Jan-96	Senior Finance Officer, Indian Rayon & Ind. Limited
Saha Avijit, BE, PGDM, (39)	JGM	3953202	2709346	14	07-Aug-06	Business Manager, ICI Paints
Sahasrabuddhe Vidhyadhar, B.Sc., LLB, (55)	GM	5024332	3498451	37	28-Aug-96	Senior Manager, Bank of Maharashtra
Sakare Abhay, BE, DSM, AMIE, (39)	DGM	3429451	2355827	18	05-Feb-99	Senior Officer, HDFC Limited
Salhotra Rohit, BE, PGDM, (41)	JGM	3479422	2584705	18	21-Nov-06	Head - Sales & Marketing, Bharti Airtel Limited
Samant Subhash, M.Com, DIBUS, MBA, DFM, (35)	AGM	2468962	1874495	14	15-Mar-00	Branch Manager, GIC Housing Finance
Sanghai Anubhuti (Ms.), BA, CA, (34)	DGM	4133113	2892210	10	30-Mar-99	Executive, S. R. Batliboi & Co.
Sanyal Goutam, B.Sc., M.Sc., Ph.D.(44)	DGM	3617216	2556424	12	21-Nov-05	Consultant, I-flex Solution
Saraf Ajay, B.Com, ICWAI, ACA, (38)	SGM	5998784	4354692	16	01-Jun-02	American Express Bank Limited
Saraff Sanjiv, B.Com, MFC, (40)*	AGM	644976	481297	18	11-Jun-03	Business Head & Senior Vice President, SMIFS Capital Markets Limited
Sarawgi Sandeep Kumar, B.Com, CA, (39)	DGM	3073316	2174286	15	17-Jan-07	Chief Financial Officer, Bombay Stock Exchange
Sarkar Debashis, B.Tech, PGDQM, PGDMFM, MS, (40)	DGM	4439505	3169816	17	11-Jul-02	Marico Industries
Sarpal Akashdeep, BE, MMS, (36)	DGM	2590797	1599481	13	15-Feb-00	Senior Officer, Tata Engg. & Locomotive Co.
Sathish Kumar A.R., LLB, (40)	DGM	3444698	2334321	19	02-Jul-01	Branch Manager, Sundram Home Finance
Satnaliwala Rupesh, B.Com, CA, (33)	DGM	3669466	2603602	9	31-Dec-99	Finance Executive, CESC Limited
Satpathy Suchismita (Ms.), DSM, BA, PGPM, (35)	DGM	3142726	2216223	12	01-Jun-95	—
Satyaprasad Manikonda, M.Com, CAIIB, (49)	JGM	5139567	3648844	27	26-Dec-01	Senior Vice-President Credit Lyonnais Bank
Savant Geeta (Ms.), B.Com, CA, CS, (44)	DGM	2551447	1905729	21	17-Mar-92	Audit Executive., Voltas Limited
Sawai Alankar, BE, PGDM, (33)*	AGM	818862	521724	9	04-Jun-01	District Manager, Colgate Palmolive Limited
Sawhney Guljiv, B.Com, PGDBM, (38)	AGM	2632621	1932949	14	20-Dec-04	Assistant Vice President, ABN Amro Bank
Saxena Jai, MA, (37)	*DGM*	*3541049*	*2472243*	*14*	*01-Jun-06*	*Assistant Vice President, GE Capital Services India*
Saxena Mohit, B.Com, MMS, (38)	AGM	2574208	1805163	12	21-Jan-00	Assistant Vice President , BOI Finance
Saxena Sharad, BE, (45)	JGM	4441119	3034451	20	12-Sep-05	Chief Manager IT, Konkan Railway
Sebastian Siby, B.Com, CA, (35)	AGM	2691688	1996149	11	21-Feb-02	Regional Operations, Kotak Mahindra Primus Limited
Seetharaman M. S., M.Com, CAIIB, (50)	DGM	3485285	2461984	29	31-Mar-95	Officer, Canara Bank
Sehrawat Sanjeev, B.Sc., MBA, PGDM, (39)	GM	6238956	4448116	15	03-Jun-96	Officer, Bharat Petroleum
Sen Debrato, BE, MBA, CFA, (39)	DGM	3382410	2360672	14	04-Dec-03	Senior Relationship Manager, BNP Paribas Bank
Sengupta Debasis, B.Tech., ME, (58)*	JGM	549159	524851	30	01-Nov-94	—
Seshadri Sridhar, M.Com, CAIIB, (46)	DGM	4055037	2920578	25	06-Feb-95	Systems Analyst-Scale II, Syndicate Bank
Seshadri Sridhar, BE, PGDM, (35)*	JGM	2433158	1760414	12	01-Aug-97	Research Executive, ORG-MARG
Seshadri Vishwanath, B.Com, ACA, (46)	GM	5301436	3598814	20	19-Aug-98	Manager Finance, Countrywide
Sethi Amit, BE, MBA, (35)	JGM	4087546	2827559	12	01-Jun-98	Engineer, Essar Steel Limited
Shah Amrish, B.Com, CA, (35)*	CMI	550845	458574	13	10-Sep-03	Assistant Manager, Ashima Limited
Shah Drupad, BE, MMS, (38)	DGM	4201551	3035964	14	05-Apr-99	Manager, Apple Finance Limited
Shah Hemant, B.Com, CWA, CA, CS, FRM, (39)	DGM	3656401	2606404	16	06-Apr-92	Audit Assistant, L.B. Jha & Co.
Sharma Bharat, BE, MBA, DBF, (37)	DGM	3939772	2904167	13	22-May-02	Regional Manager, TADFL
Sharma Manoj, BA, PGPM, PGCPM, (36)*	CMII	1769674	1349970	15	02-Apr-01	Account Manager, Citicorp Finance
Sharma Prasar, BE, PGDM, (29)*	CMI	756116	567259	4	05-May-03	—
Sharma Shivam, BA, DHM, PGDM, AMFI, NCFM, (33)	AGM	2605152	1914826	8	01-Jun-00	Management Trainee, Piccadily Hotels Private Limited
Sharma Sudershan, B.Com, CS, CA, (38)	JGM	3705932	2617183	13	01-Jul-99	Manager, IDBI
Sharma Vikash, B.Com, ICWAI, CA, CTM, (34)*	AGM	1184368	929613	9	31-Dec-04	Assistant Manager, Indian Oil Corporation Limited
Shekar M.S., BE, PGDM, (39)*	DGM	3441959	2489492	15	01-Jun-95	L&T Limited
Shende Shreepad, B.Sc., PGDM, (37)	AGM	2843437	2012604	14	23-Aug-04	Head- Cross Sell Initiatives, Tata AIG
Shetty Supritha (Ms.), B.Com, CA, (42)	JGM	4899263	3434359	18	26-Sep-03	Manager, BNP Paribas
Shinde Vijaykumar, B.Com, CAIIB, (52)	AGM	2450190	1800914	32	21-Aug-96	Officer M II , Union Bank of India
Shirke Shrikant, (41)	JGM	4412360	3187352	16	03-May-04	General Manager, Tata Finance Limited
Shirole Sanjay, B.Sc., CAIIB, (43)	AGM	2882368	2099125	20	24-Jul-00	Deputy Manager, State Bank of India
Shroff Aditya, BA, LLB, (37)	*GM*	*5137674*	*3700935*	*13*	*04-Jul-03*	*Senior Associate, CZB & Partners*
Shroff Narayan, DCA, DEXIM, B.Com, MBA, AMFI, (31)	CMII	2997143	2107116	11	29-Sep-03	Manager Marketing, Benchmark AMC Private Limited
Shukla Gaurav, B.Com, CA, (31)*	AGM	1334802	1024231	9	16-Jan-06	Consultant, Infosys Technologies Limited
Sidhwa Kampani Parizad (Ms.), B.Com, CA, LLB, (33)*	DGM	1603285	1218794	8	31-May-99	—
Singh Davinder, B.Tech., PGDBM, (36)*	DGM	2889467	2085430	9	04-Apr-05	Assistant Vice President -Products, Max Newyork Life
Singh Govind, B.Com, CAIIB, (42)	AGM	2606302	1854139	21	11-Jul-00	Assistant Vice President, UTI Bank Limited
Singh Karan, B.Sc., MBA, DBF, AMFI, (36)*	CMII	516353	500414	11	21-Nov-05	Vice President, Yes Bank
Singh Navneet, B.Tech., PGDBM, (36)	DGM	3014054	2036051	13	15-Jun-99	Manager, Unit Trust of India
Singh Saurabh, MA, MMS, (41)	GM	6064327	4263351	16	31-Dec-99	Manager HRD, Tata Liebert
Singh Tina (Ms.), BA, PGDM, (33)	AGM	2826472	2005536	11	10-Feb-03	Segment Manager, Reliance Infocom
Singhal Amit, B.Sc., PGDM, (34)	DGM	4075231	2890066	10	01-Aug-00	Key Accounts Manager, Procter & Gamble
Singhal Ashish, BE, PGDBA, (36)	DGM	3040011	1971248	11	13-May-05	Director, Monarch Marketing
Singhal Raghav, BA, PGDM, (33)	DGM	3284928	2021419	11	10-Jan-00	Product Manager, Godrej GE Appliances
Singhvi Sanjay, B.Sc., CA, (38)	JGM	4379042	2974604	15	15-Mar-00	Group Manager, Birla Global Finance Limited
Singhvi Vikas, B.Com, MBA, (35)	DGM	3989735	2849705	12	21-Aug-96	—
Sinha Rahul, BA, MBA, (37)	AGM	2669912	2004968	10	23-Dec-02	Product Manager, Standard Chartered Bank
Sivakumar P., B.Sc., (34)*	CMII	660840	525204	13	16-Feb-04	Key Accounts Senior Officer, Nestle (I) Limited
Sonawane Mahesh, B.Sc., MBA, (36)	AGM	2753074	1982495	12	26-Jul-96	—
Sood Sanjay, BA, (44)	AGM	2560771	1803751	22	22-Aug-00	Deputy Manager, SBI
Sreekumar Thallam, B.A (40)	DGM	3773668	2783178	18	18-Feb-99	Manager, GE Countrywide
Srinivas G., B.Tech., PGDM, (40)	GM	6387213	4428490	16	08-Jun-93	Management Trainee, IFCI
Srinivasan V., B.Com, CA, (42)	DGM	3461208	2421748	19	08-Sep-05	Vice President, IDBI Bank
Srirang T.K., BE, MBA, (36)	GM	4628572	2818090	12	29-Oct-01	Area HR Manager, Coco-cola India Limited
Srivastava Nishith, BE, (34)*	CMI	873756	719089	11	15-Mar-01	Marketing Executive, Bharat Petroleum Corp. Limited
Srivastava Om Prakash, M.Sc., CAIIB, PGDM, (52)*	GM	4045972	3040958	30	03-May-93	Senior Vice President, PNB Capital Services Limited

Name, Qualifications and Age (in years)	Desig. Nature of Duties***	Remuneration Received (Rs.) Gross (Rs.)	Net (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Subbappa Bharath, B.Com, (42)	AGM	2426820	1780774	21	20-Sep-04	Functional Consultant, Wipro Infotech Limited
Subramanian Gopalan, B.Sc., CAIIB, MBA, (50)	DGM	4532285	3213083	29	02-Sep-94	Officer, Canara Bank
Sudhalkar Ravindra, M.Sc., MBA, (39)	DGM	4185924	2964111	14	10-Jan-00	Assistant General Manager, Canfin Homes Limited
Sundaram Padmini (Ms.), BE, MBA, (37)*	CMI	596294	497724	12	29-Dec-03	Deputy Manager, HDFC Bank
Suresh Jogani Vandana (Ms.), BE, MMS, (38)	JGM	4263260	2942177	14	07-Mar-05	Assistant Vice President, GE Countrywide Consumer Finance
Suresh P., BE, PGDM, (36)	JGM	4160350	2938027	13	03-Jun-94	—
Surianarayanan N., B.Sc., CAIIB, MBA, (54)*	AGM	1366583	975796	29	03-Apr-01	Chief Manager, Indian Bank
Suvarna Rakesh, B.Com, MMS, JAIIB, (35)	DGM	3025241	2168695	11	15-Feb-99	Assistant Manager Projects, Ajcon Capital Markets Limited
Tadikonda Shivakumar, B.Sc., JAIIB, MFM, EPDSS, (44)*	DGM	1941469	1470996	22	05-Jul-07	Senior Assistant Vice President, Bank of Rajasthan
Tailor Shyamsunder, B.Com, CA, (38)	AGM	2671461	1961127	14	16-Oct-00	S. S. Tailor & Co.
Tandon Vikas, B.Com, (40)*	JGM	2741336	2048623	20	02-Jul-07	Head of Compliance, Citi Bank
Tavadia Jimmy, B.Com, CA, (28)*	AGM	1290442	920120	7	06-Sep-01	Industrial Trainee, Citi Bank N.A.
Tewari Prabhat, B.Sc., MBA, (35)*	DGM	1586519	1152761	11	17-Sep-07	Assistant Vice President, Citibank
Thadhani Amit, BE, MBA, (36)*	CMII	990842	734948	11	02-Dec-02	Project Manager, GTL Limited
Thakkar Vivek, B.Com, CA, (29)	AGM	2428297	1739756	9	21-May-01	Project Executive, S. H. Bathiya & Associates
Thariathu K. P., MA, MHRDM, (52)	CMII	2760131	1995024	27	01-Jun-85	Research Assistant, NIPFP
Thiagarajan Sankar, BE, (37)	DGM	3451593	2416247	16	08-Jan-01	Manager Marketing, Eicher Motors Limited
Thosar Abhijit, B.Sc., PGDMM, PGDEPCT, DSM, PGDFSM, (40)	AGM	2423933	1734914	16	03-Mar-95	System Analyst, Nucleus Software
Tikotekar Sanjay, B.Com, LLB, CAIIB, (49)	GM	5803631	4158962	27	01-Dec-94	Deputy Manager, Bank of Maharashtra
Trilokinath Vivek, B.Sc., PGDM, (35)*	AGM	1606564	1152818	9	11-Apr-05	Programme Manager, MPHASIS
Tripathy Subhendu, BE, PGDM, (37)	DGM	3475185	2486662	14	07-Jan-02	Business Analyst, Mphasis BFL Limited
Trivedi Gira (Ms.), B.Com, CA, CS, (38)	AGM	3268738	2327232	14	20-Dec-93	—
Trivedi Praveen, B.Com, CA, (35)	DGM	3621925	2617805	13	03-Dec-01	Assistant Manager, IDBI Bank Limited
Uppal Naveen, B.Com, ICWAI, (35)*	CMII	752760	582207	14	23-Dec-02	Deputy Manager, Centurion Bank
Vaidyanathan V., MBA, AMP (HBS), (40)+	ED	13442191	9420948	17	06-Mar-00	Citibank N.A.
Vallury Shanta (Ms.), MA, MMM, (40)	JGM	4360294	3042877	19	20-Dec-99	Manager Card Sales, ANZ Grindlays Bank
Varma Lata (Ms.), M.Sc., MBA, (41)*	AGM	1321560	948145	9	15-Nov-99	Assistant Manager, GE Capital
Vedantham Ramaswamy, BA, (54)	AGM	2520690	1934337	25	17-Dec-97	Executive Administration, Mahindra & Mahindra
Venkatesh V., B.Com, CA, (35)*	AGM	1698778	1305914	12	01-Jul-96	Assistant Manager, ACC-Manufacturing Company
Verghese Raji, B.Com, PGDBM, (42)*	DGM	2010620	1393535	16	08-Mar-99	GE Capital TFS Limited
Verma Ajit, M.Sc., MBM, (45)*	JGM	1228636	1009778	16	14-Nov-07	Director Head, ASK Raymond James & Associates
Verma Anupam, B.Tech., PGDBM, (33)	DGM	3726584	2759543	10	09-Aug-99	ExecutiveTrainee, Asian Paints
Verma Mrigendra, BE, PGDM, (38)	DGM	4090564	2939695	14	17-Jul-00	Associate, SBI Caps
Verma Prashant, B.Com, MPM, (33)	DGM	2964131	1869680	10	22-Aug-02	Manager - HR, ITC Limited
Vijapurapu Sundar, B.Com, (41)	DGM	3467584	2481766	20	09-May-94	Officer, State Bank of India
Vohra Pravir, CAIIB, MA, (53)	GCTO	12295477	8899276	33	28-Jan-00	Vice President, Times Bank
Vora Hemant, BE, (40)	GM	5747230	4088431	14	01-Feb-06	Associate Director, KPMG
Wirkhare Sandeep, B.Sc., MBA, (38)*	CMII	967421	731232	13	03-Mar-99	Branch Manager, Dewan Hsg. Fin. Corp. Limited
Yadav Kamal, B.Sc., PGDRM, (39)*	DGM	1377479	981452	12	07-Sep-07	MIII (Business Manager), Olam International Limited
Employees posted at branches and offices abroad						
Agarwal Girish, B.Com, CA, (29)	CMI	4027678	3470227	6	04-Dec-01	—
Agarwal Naveen, B.Com, CWA, CS, CA, (33)	JGM	5230444	4799988	11	16-Aug-00	Finance Executive, Petronet India
Agarwal Pankaj, BE, PGDM, (33)	AGM	3128926	1993238	8	16-Apr-00	Manager Operations, Indusind Bank
Agarwal Ritesh, BMS, MMS, (32)	MGR	2936091	2936091	8	12-Sep-05	Assistant Manager, IDBI Bank
Agarwal Rituraj, B.Com, MMS, (27)	MMII	2490714	2329042	3	02-Aug-05	Dealer - Corporate Bond, Darashani Securities Limited
Aggarwal Suraj, B.Com, CA, PGDM, MBA, (29)	CMI	4161514	3280806	5	18-Apr-06	Business Development Manager, Standard Chartered Bank
Agrawal Sumit, B.Tech, PGDM, (29)	MMI	2779799	2414536	2	19-May-06	Software Programmer, Infosys Software
Ang Chiah Sin (Ms.), Bachelor of Accountancy, (32)	AMII	2413720	1746505	1	21-Aug-06	Manager, BNP Paribas
Arun Kumar K. K., BMM, MBA, (30)	MMI	3048810	2140005	8	08-May-06	Assistant Manager, HDFC Bank Limited
Arya Rakesh, BE, PGDM, (34)	AGM	4376232	3271359	10	02-Jun-97	—
Balakrishnan Bama (Ms.), B.Com, AICWA, PGDM, (32)	AGM	4429826	4052196	9	19-Apr-99	—
Bhuta Devang, B.Com, CA, (31)	AGM	4917341	3516337	10	17-Aug-00	Arthur Anderson
Bihani Vikash, B.Com, PGDM, (32)	CMII	5850455	4638234	8	13-Jul-05	Relationship Manager, Standard Chartered Bank
Biswas Santanu, B.Com, CA, PGPM, (32)	CMII	5233804	4121558	7	15-Apr-01	Assistant Manager, ACC
Chan Joanne (Ms.), BA, MBA, (43)	CMI	3036090	2535513	1	08-Jan-07	—
Chaturvedi Vivek, B.Com, CA, (28)	CMI	2870487	2651075	6	17-Feb-05	Audit Manager, Chaturvedi & Shah
Chew Wai Wei, Bachelor of Accountancy (36)	CMII	3437051	2587320	1	21-Aug-06	Assistant Vice President - Finance, United Overseas Bank
Chourasia Manish, BE, MBA, (38)	AGM	7991721	6297610	14	22-May-95	Engineer, Engineers India Limited
Dharmajwala Tanveer (Ms.), B.Com, MMS, (31)	AM	2401658	2401658	7	22-Aug-05	Territory Sales Manager, E-Funds
Dhir Virendra, B.Tech., PGDM, (36)	AGM	5339080	3983923	11	30-Sep-05	Manager Sales & Credit, Standard Chartered Bank
Elapatha Romesh, BA, MBA, (47)	AGM	2719369	1725331	2	20-Sep-05	Head Corporate Banking, City Bank-Srilanka Branch
Elias Kurien, BA, (39)	SVP	2453872	1777920	24	19-May-03	Marketing Manager, TADFL
Ganesh C.B., M.Com, MBA, CAIIB, DBF, DFM, MBM, CDCS, DEXIM, (42)	DGM	6126822	3655680	22	01-Dec-95	Assistant Manager, State Bank of Travancore
Ganjoo Pankaj, B.Sc., CAIIB, (44)	DGM	9899616	9899616	23	01-Apr-00	Manager Operations, Indusind Bank
Garg Chandrika (Ms.), BA, MBA, (29)	CMI	4084137	3256320	7	15-Apr-01	—
Goel Gaurav, BMS, MIB, (32)	CMI	3739423	2873496	7	22-Oct-01	Executive, Adani Wilmar Limited
Govindarajan Vinoth, BLM, MA, (28)	CMI	3463487	2842782	6	27-Sep-02	Executive - HR, Hindustan Coca Cola Beverage (P) Limited
Gupta Rakhee (Ms.), BA, MIB, (31)	CMII	4328479	3085337	8	16-Feb-04	Manager, ABN Amro Bank
Ho Cheryl (Ms.), Bachelor of Commerce & Law, (33)	MMII	3330243	2703360	2	01-Nov-05	Assistant Manager (Account), National Bank of Pakistan
Hussain Omer, B.Sc, (42)	DGM	3021315	2064362	1	06-Nov-07	Chief Compliance Officer, National Bank of Pakistan
Iyer B. K., B.Sc., PGDIM, (53)	GM	9498143	6923372	29	01-Jul-03	Senior Director & Head Trade Banking, American Express Bank
Jain Neeraj, M.Com, CA, (28)	MMI	2810880	2592768	4	22-Feb-07	Relationship Manager, ABN Amro Bank
Jain Shweta (Ms.), B.Com, PGDBM, (31)	CMI	3088220	2341028	8	27-Nov-02	Senior Software Engineer, Misys International Private Limited
Jensen V., B.Tech., PGDBM, (34)	CM	2824886	2811911	11	16-Apr-00	Assistant Manager, Indian Hotels
Jose Navya (Ms.), B.Tech., PGPM, (27)	MMI	2779799	2414536	3	19-May-06	Assistant Consultant, Kambay Software
Kalyan Madhav B, BE, PGDBM, BDYIB, (37)	GM	11382845	9532109	15	30-Jun-95	Branch Manager, Standard Chartered Bank
Kanvinde Yogesh, B.Com, CA, (30)	MMII	3073577	2882560	6	21-Feb-05	Associate, Morgan Stanley Advantage
Kavitha V. (Ms.), B.Com, (33)	MGR	3493559	3486886	11	01-Mar-99	Executive Assistant, AM Soft
Kenneth N. G., Bachelor of Business Accountancy(45)	CMII	5079445	4300800	1	14-Aug-06	Compliance Manager, Wing Hang Bank Limited
Khaw Alick, Bachelor of Accountancy, MAF, (48)	AGM	5575981	4153094	4	16-Feb-04	Award Leader, TMC Inty Holdings
Kothari Mukesh, B.Com, CA, DISA, (29)	MMII	2502656	2221056	10	21-Feb-05	Project Manager, Tata Consultancy Services
Kumar Nishit, B.Tech, PGDM, (31)	CM	2707315	2696194	7	30-Dec-02	Manager, CRISIL
Kumar Sachin, B.Com, ICWAI, CA, (30)	AGM	5404210	4039958	7	18-Sep-00	—

Name, Qualifications and Age (in years)	Desig · Nature of Duties***	Remuneration Received (Rs.)		Experience (in years)	Date of Commencement of Employment	Last Employment
		Gross (Rs.)	Net (Rs.)			
Kundha Rakshith, BBM, DIBM, NCFM, PGDM, (29)	CMII	2928591	2668761	5	10-Jun-02	—
Kurup Anup, B.Tech, PGDM, (28)	MMII	3167962	2382265	4	09-May-05	A.S.E, Tata Consulting Services
Lai Sally (Ms.), BBA, DIBF, (39)*	CMI	3566234	2364078	2	24-Oct-05	Branch Operation Manager, ABN Amro Bank Limited
Lakhani Vinit, B.Tech, MBA, (27)*	MMI	2415497	1455484	3	19-May-06	Assistant Manager, Philips India Limited
Mahajan Meenal (Ms.), B.Sc., (35)	AGM	5879016	5879016	15	01-Apr-95	Clerk-cum-Cashier, State Bank of India
Malhotra Anurag, B.Com, MBA, (34)	AGM	5611112	5598322	11	01-Apr-99	Marketing Executive - Transnet India Private Limited
Malhotra Pravesh, B.Com, PGDBM, MA, (35)	MGR	2402795	2391674	11	28-Jul-06	Senior Dealer, Centurian Bank of Punjab
Manikandan K.P., B.Sc., MBA, (34)	CM	4689500	4689500	12	01-Jun-05	Wealth Manager, Citibank
Mehra Chetan, B.Com, DFM, MMS, (35)	JGM	5714478	5714478	11	01-Jun-96	—
Mehrotra Anand, B.Com, PGDMSM, (38)	AGM	3240027	3240027	15	12-Sep-00	Assistant Manager, HDFC Bank Limited
Mehta Sushant, BE, MIB, (39)	CMII	3121668	2149744	14	11-Aug-05	Manager, HDFC Standard Life Insurance
Mishra Manish, BE, MBA, (30)	MMII	2612575	1914002	4	01-Sep-05	Assistant Manager, TVS Group
Mishra Siddharth, BE, PGDM, (33)	CMI	2532936	1855333	8	19-Jun-06	Manager, Arvind Mills
Mok William, SFC, (48)	AGM	5527189	4285686	2	20-Jun-05	Assistant Director, Core Pacific Yamaichi
Mukherjee Bisheswar, B.Com, MBA, (31)*	CMI	2980547	1901629	8	24-Oct-05	Manager, ABN Amro Bank
Murugan Sankaran, B.Sc., DCM, DBM, (41)	AGM	3630090	3614520	18	28-Feb-00	Deputy Manager, Indusind Bank Limited
Muthya Anil, B.Com, CA, ICWAI, (45)	AGM	5893944	4608000	19	05-Jan-05	Manager, Common Wealth Finance Corporation Limited
Nair Jayesh, B.Tech., PGDM, (27)	MMI	2829167	2463903	3	19-May-06	Assistant Systems Engineer, Tata Consultancy Service
Narayanan Rajadhyaksha, B.Tech., M.S, PGDM, (31)*	MMII	2780160	2173283	5	22-Feb-07	Associate, Kotak Investment Bank
Nirad Nilav, B.Com, MBA, (39)	CM	4926508	4926508	13	29-Aug-05	Vice President, Kotak Mahindra Bank
Paliwal Jai Prakash, B.Com, CS, PGDBM, (32)	CM	5861875	5861875	10	12-Jan-98	—
Pillai Abhilash, BBS, PGDB, (28)	MMI	2547485	2351717	4	17-Feb-07	Senior Associate, Dareshaw & Co.
Potukuchi Vamsi, BE, PGDM, (33)	CMI	4757837	3733238	7	08-Aug-05	Manager, Standard Chartered Bank
Ramachandran Vivek, B.Tech., (36)	CM	6586265	6586265	11	11-Feb-00	Assistant Manager, The Federal Bank
Ramesh G.V.S., B.Com, CA, (44)	JGM	7346867	5137657	21	29-Jun-92	Systems Manager, Wipro Systems
Rao Ramana, B.Com, CAIIB, DBM, (47)	AGM	6093100	4897998	25	20-Oct-95	Officer MI, Syndicate Bank
Saini Naveen, B.Com, MBA, BL, NCFM, (31)	CM	2458013	2458013	8	03-Jul-00	Marketing Executive, Micromation Private Limited
Shah Nimesh, B.Com, AICWA, CA, (37)*	SGM	2621360	2621360	15	03-Jun-93	Industrial Trainee, Citibank
Shahapurkar Sameer, B.Tech., PGDM, (32)	CMI	4351611	3328000	8	24-Nov-03	Manager, CRISIL
Sharma Ajay, BE, MFC, (40)	JGM	5185843	5163600	16	15-Sep-95	Associates, Credit Capital Venture Fund (I) Limited
Sharma Anupama (Ms.), B.Sc., PGDBA, (36)	MMII	2936281	1889975	1	18-May-06	Financial Advisor, Prudential Insurance Inc. Nelson Lim & Associates, Singapore
Sharma Desh, B.Com, PGDBM, (32)	AGM	6496101	6496101	8	01-Feb-00	Executive, A One Motors Private Limited
Sharma Sanjeev, B.Tech, PGDM, (28)	MMII	3157796	2520433	3	29-Aug-05	Assistant Manager, GE Capital
Sharma Vikash, B.Com, ICWAI, CA, CTM, (34)	AGM	3054197	2751062	9	31-Dec-04	Assistant Manager, Indian Oil Corporation Limited
Shitut Prasanna, B.Sc., MBA, NCFM, (35)*	CMI	3165747	2109440	11	14-Mar-98	Officer, HDFC Bank Limited
Shukla Abhinav, B.Sc., PGDBA, PGDFT, (27)	CM	2639154	2639154	5	27-Sep-03	Management Trainee, Wockhardt
Sikka Sachin, BA, MBA, NCFM, AMFI, (33)	SVP	2427466	1602384	8	23-Jan-06	General Manager, Kotak Mahindra Bank
Singh Harpreet, B.Sc., MBA, (39)	CM	2537631	2525398	15	21-Jul-00	Manager Marketing, Yamaha Motor Escorts Limited
Singh Sanjeev, B.Sc., MBA, (35)	AGM	5013872	5013872	11	15-Mar-00	Assistant Manager, CEAT Financial Service Limited
Singh Seema (Ms.), B.Sc., MCA, PGDM, (35)	CMII	2589453	2329623	10	30-Apr-01	Manager, SIDBI
Solomon Vijay, B.Com, MBA, (35)*	CMI	2918492	2272799	14	14-Nov-03	Quality Manager, GE Capital
Subramanian Raja, M.Com, (52)	AGM	6084808	4608000	28	08-Nov-04	Chief Manager, Bank of India
Sujesh K.P., BMS, (32)	CM	5509532	5509532	10	22-Feb-00	Marketing Executive, Times Bank Limited
Surana Prakhar, B.Com, PGDBM, (28)	MMII	2682982	2480401	5	09-Sep-05	Manager, HEG Limited
Tai Lu Ng Angie (Ms.), Bachelor of Fin. Serv., (51)	MMI	2719025	1735049	3	04-Apr-05	Section Head Finance , RHB Bank Berhad
Tan Soon Guan, BBA, (45)	CMI	4828989	3566475	2	24-Jan-06	Chief Dealer Fx Spot, Uob Singapore Global Treasury
Thampi Prem, M.Sc, JAIIB, (47)	DGM	3945008	2658803	22	09-Jun-97	Manager, State Bank of India
Thygarajan Santosh, B.Sc., MBA, (32)	MMI	2847008	2847008	9	06-May-02	Senior Officer, HDFC Bank Limited
Vaidya Deepak, B.Com, MBA, AMFI, (31)	CMI	3620265	3620265	8	10-Dec-01	Assistant Manager, India Mart-Intermesh Limited
Vajpayee Shardindu, B.Com, PGDBA, (32)	MGR	3446943	3446943	7	19-Oct-02	Sales Manager, Ashok Auto Sales Limited
Vatsa Amit, B.Sc., PGDPM, (31)	CM	3334422	3334422	8	21-Jul-03	Senior Executive - HR, HCL
Wadhwani Gautam, B.Sc., MBA, (28)	AMII	2725932	2725932	3	26-Apr-06	Customer Care Representative & Technical Support, Daksh -E- Service
Walavalkar Aditya, B.Com, MBA, (25)	MMI	2523584	2361912	2	05-Feb-07	Product Associate, Times of Money Limited
Wong Lai Chun (Ms.), Bachelor of Accountancy, (48)	JGM	7424767	5257265	32	09-Jun-03	Head of Finance & Risk, AIB Govett (Asia) Limited

* Indicates part of the year

\+ Nature of employment contractual, other employees are in the permanent employment of the Bank, governed by its rules and conditions of service.

**** Designation/Nature of duties - Abbreviations

MD & CEO	- Managing Director & Chief Executive Officer	JMD&CFO	- Joint Managing Director & CFO	JMD	- Joint Managing Director
DMD	- Deputy Managing Director	ED	- Executive Director	GCFO	- Group Chief Financial Officer
GCHRO	- Group Chief Human Resources Officer	GCTO	- Group Chief Technology Officer	DYCFO	- Deputy Chief Financial Officer
GCO&CS	- Group Compliance Officer & Company Sercretary	SGM	- Senior General Manager	GM&JCS	- General Manager & Joint Company Secretary
GM	- General Manager	JGM	- Joint General Manager	DGM	- Deputy General Manager
AGM	- Assistant General Manager	CMII	- Chief Manager II	CMI	- Chief Manager I
CM	- Chief Manager	MMII	- Manager II	MMI	- Manager I
MGR	- Manager	AMII	- Assistant Manager II	AM	- Assistant Manager

Note:

1. Gross remuneration for employees posted in India includes salary and other benefits and employer's contribution to provident and superannuation funds.
2. Gross remuneration for employees posted at branches and offices abroad includes salary and other benefits paid in foreign currency which is converted into Indian currency at the exchange rate as on March 31, 2008.
3. Net remuneration for employees posted in India represents gross remuneration less contribution to provident and superannuation funds, profession and income tax.
4. Net remuneration for employees posted at branches and offices abroad represents gross remuneration less applicable tax/statutory deductions as applicable to the respective countries.
5. None of the employees mentioned above is a relative of any Director.
6. Designation/nature of duties are as on March 31, 2008 and remuneration is for the year ended on that date.

For and on behalf of the Board

Mumbai, May 27, 2008

N. Vaghul
Chairman

ICICI Bank

financials

auditors' report

To the Members of ICICI Bank Limited

1. We have audited the attached Balance Sheet of ICICI Bank Limited ('the Bank') as at March 31, 2008 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. Incorporated in the said financial statements are the returns of the Singapore and Bahrain branches, audited by another auditor.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
3. We did not audit the financial statements of the Singapore and Bahrain branches of the Bank, whose financial statements reflect total assets of Rs. 563,636.6 million as at March 31, 2008, total revenues of Rs. 33,481.8 million and cash flows amounting to Rs. 5,946.0 million for the year then ended. These financial statements have been audited by another auditor, duly qualified to act as auditors in the country of incorporation of the branch, whose report has been furnished to us, and was relied upon by us for our opinion on the financial statements of the Bank.
4. The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 read with Section 211(1) and (2) of the Companies Act, 1956.
5. We report that:
   (i) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;
   (ii) the transactions of the Bank, which have come to our notice, have been within the powers of the Bank;
   (iii) the returns received from the offices and branches of the Bank have been found adequate for the purposes of our audit.
6. In our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, to the extent they are not inconsistent with the accounting policies prescribed by the Reserve Bank of India.
7. We further report that:
   (i) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and the returns;
   (ii) in our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books;
   (iii) the reports on the accounts of the Singapore and Bahrain branches audited by another auditor have been dealt with in preparing our report in the manner considered necessary by us;
   (iv) as per information and explanations given to us the Central Government has, till date, not prescribed any cess payable under Section 441A of the Companies Act, 1956;
   (v) on the basis of written representations received from the directors, as on March 31, 2008, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;
8. In our opinion and to the best of our information and according to the explanations given to us and on consideration of report submitted by the Singapore and Bahrain branch auditors, the said accounts together with the notes thereon give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 1956, in the manner so required for banking companies and give a true and fair view in conformity with the accounting principles generally accepted in India:
   (i) in the case of the Balance Sheet, of the state of affairs of the Bank as at March 31, 2008;
   (ii) in the case of the Profit and Loss Account, of the profit of the Bank for the year ended on that date; and
   (iii) in the case of the Cash Flow Statement, of the cash flows of the Bank for the year ended on that date.

for BSR & Co.
Chartered Accountants

Akeel Master
Partner
Membership No.: 046768

Mumbai
April 26, 2008

balance sheet



as on March 31, 2008 (Rs. in '000)

	Schedule	As on 31.03.2008	*As on 31.03.2007*
CAPITAL AND LIABILITIES			
Capital	1	**14,626,786**	*12,493,437*
Reserves and surplus	2	**453,575,309**	*234,139,207*
Deposits	3	**2,444,310,502**	*2,305,101,863*
Borrowings	4	**656,484,338**	*512,560,263*
Other liabilities and provisions	5	**428,953,827**	*382,286,356*
TOTAL CAPITAL AND LIABILITIES		**3,997,950,762**	*3,446,581,126*
ASSETS			
Cash and balances with Reserve Bank of India	6	**293,775,337**	*187,068,794*
Balances with banks and money at call and short notice	7	**86,635,952**	*184,144,452*
Investments	8	**1,114,543,415**	*912,578,418*
Advances	9	**2,256,160,827**	*1,958,655,996*
Fixed assets	10	**41,088,975**	*39,234,232*
Other assets	11	**205,746,256**	*164,899,234*
TOTAL ASSETS		**3,997,950,762**	*3,446,581,126*
Contingent liabilities	12	**11,513,490,113**	*5,629,599,060*
Bills for collection		**42,782,842**	*40,465,610*
Significant accounting policies and notes to accounts	18 & 19		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For BSR & Co.
Chartered Accountants

AKEEL MASTER
Partner
Membership No.: 046768

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

Place : Mumbai
Date : April 26, 2008

SANDEEP BATRA
Group Compliance Officer
& Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

CHARANJIT ATTRA
General Manager
& Chief Accountant

profit and loss account

for the year ended March 31, 2008 (Rs. in '000s)

		Schedule	Year ended 31.03.2008	*Year ended 31.03.2007*
I.	**INCOME**			
	Interest earned	13	**307,883,429**	*219,955,876*
	Other income	14	**88,107,628**	*69,278,726*
	TOTAL INCOME		**395,991,057**	*289,234,602*
II.	**EXPENDITURE**			
	Interest expended	15	**234,842,423**	*163,584,984*
	Operating expenses	16	**81,541,819**	*66,905,564*
	Provisions and contingencies	17	**38,029,536**	*27,641,854*
	TOTAL EXPENDITURE		**354,413,778**	*258,132,402*
III.	**PROFIT / LOSS**			
	Net profit for the year		**41,577,279**	*31,102,200*
	Profit brought forward		**9,982,741**	*2,934,416*
	TOTAL PROFIT / (LOSS)		**51,560,020**	*34,036,616*
IV.	**APPROPRIATIONS / TRANSFERS**			
	Transfer to Statutory Reserve		**10,400,000**	*7,800,000*
	Transfer to Reserve Fund		**3,138**	*1,168*
	Transfer to Capital Reserve		**1,270,000**	*1,210,000*
	Transfer to Special Reserve		**1,750,000**	*4,500,000*
	Proposed equity share dividend		**12,277,018**	*9,011,694*
	Proposed preference share dividend		**35**	*35*
	Corporate dividend tax		**1,496,670**	*1,530,978*
	Balance carried over to balance sheet		**24,363,159**	*9,982,741*
TOTAL			**51,560,020**	*34,036,616*
Significant accounting policies and notes to accounts		18 & 19		
Earnings per share (Refer note 19.6)				
	Basic (Rs.)		**39.39**	*34.84*
	Diluted (Rs.)		**39.15**	*34.64*
Face value per share (Rs.)			**10.00**	*10.00*

The schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For BSR & Co.
Chartered Accountants

AKEEL MASTER
Partner
Membership No.: 046768

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

Place : Mumbai
Date : April 26, 2008

SANDEEP BATRA
Group Compliance Officer
& Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

CHARANJIT ATTRA
General Manager
& Chief Accountant

cash flow statement

ICICI Bank **for the year ended March 31, 2008** **(Rs. in '000s)**

PARTICULARS		Year ended 31.03.2008	*Year ended 31.03.2007*
Cash flow from operating activities			
Net profit before taxes		**50,560,977**	*36,480,391*
Adjustments for:			
Depreciation and amortisation		**7,711,011**	*7,639,002*
Net (appreciation) / depreciation on investments		**10,279,608**	*9,918,419*
Provision in respect of non-performing assets (including prudential provision on standard assets)		**27,009,924**	*21,592,999*
Provision for contingencies & others		**1,413,354**	*251,311*
Income from subsidiaries, joint ventures and consolidated entities		**(12,783,599)**	*(4,484,915)*
(Profit) / Loss on sale of fixed assets		**(656,069)**	*(1,152,224)*
		83,535,206	*70,244,982*
Adjustments for:			
(Increase) / decrease in investments		**(25,015,908)**	*(19,666,157)*
(Increase) / decrease in advances		**(320,850,355)**	*(511,255,267)*
Increase / (decrease) in borrowings		**43,122,293**	*57,039,927*
Increase / (decrease) in deposits		**126,079,339**	*654,270,149*
(Increase) / decrease in other assets		**(27,149,533)**	*(28,758,999)*
Increase / (decrease) in other liabilities and provisions		**22,330,716**	*26,886,199*
		(181,483,448)	*178,515,852*
Refund / (payment) of direct taxes		**(18,363,292)**	*(18,141,312)*
Net cash generated from operating activities	(A)	**(116,311,534)**	*230,619,522*
Cash flow from investing activities			
Investments in subsidiaries and/or joint ventures (including application money)		**(44,379,917)**	*(15,758,166)*
Income from subsidiaries, joint ventures and consolidated entities		**12,783,799**	*4,484,915*
Purchase of fixed assets		**(9,592,487)**	*(4,924,623)*
Proceeds from sale of fixed assets		**1,064,035**	*4,347,300*
(Purchase) / sale of held to maturity securities		**(135,486,579)**	*(171,776,134)*
Net cash generated from investing activities	(B)	**(175,611,149)**	*(183,626,708)*
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs) net of issue expenses		**197,897,060**	*2,074,414*
Net proceeds / (repayment) of bonds (including subordinated debt)		**112,316,167**	*160,717,380*
Dividend and dividend tax paid		**(10,565,000)**	*(8,646,021)*
Net cash generated from financing activities	(C)	**299,648,227**	*154,145,774*
Effect of exchange fluctuation on translation reserve	(D)	**(890,065)**	*(327,587)*
Net cash and cash equivalents taken over from Sangli Bank Limited on amalgamation	(E)	**2,362,563**	*—*
Net increase / (decrease) in cash and cash equivalents	(A) + (B) + (C) + (D) + (E)	**9,198,042**	*200,811,001*
Cash and cash equivalents as at April 1		**371,213,247**	*170,402,245*
Cash and cash equivalents as at March 31		**380,411,289**	*371,213,247*

Significant accounting policies and notes to accounts (refer Schedule 18 & 19)
The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For BSR & Co.
Chartered Accountants

AKEEL MASTER
Partner
Membership No.: 046768

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

SANDEEP BATRA
Company Secretary & Group Compliance Officer

RAKESH JHA
Deputy Chief Financial Officer

CHARANJIT ATTRA
General Manager & Chief Accountant

Place : Mumbai
Date : April 26, 2008

forming part of the Balance Sheet (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 1 – CAPITAL		
Authorised capital		
1,275,000,000 equity shares of Rs. 10 each [March 31, 2007: 1,000,000,000 equity shares of Rs. 10 each]	**12,750,000**	*10,000,000*
15,000,000 shares of Rs. 100 each [March 31, 2007: 55,000,000 preference shares of Rs.100 each] [1]	**1,500,000**	*5,500,000*
350 preference shares of Rs. 10 million each [March 31, 2007: 350 preference shares of Rs. 10 million each]	**3,500,000**	*3,500,000*
Equity share capital		
Issued, subscribed and paid-up capital		
899,266,672 equity shares of Rs. 10 each (March 31, 2007: 889,779,621 equity shares)	**8,992,667**	*8,897,796*
Add : 3,455,008 equity shares of Rs. 10 each fully paid up issued to shareholders of erstwhile Sangli Bank Limited	**34,550**	—
Add : 108,598,626 equity shares of Rs. 10 each fully paid up issued vide prospectus dated June 26, 2007 (includes 13,762,869 shares issued under green shoe option)	**1,085,986**	—
Add : 99,898,476 equity shares of Rs. 10 each fully paid up underlying 49,949,238 American Depository Shares (ADSs) issued vide prospectus dated June 23, 2007 (includes 6,497,462 ADSs issued under green shoe option)	**998,985**	—
Add : 1,468,713 equity shares of Rs. 10 each fully paid up (March 31, 2007: 9,487,051 equity shares) issued pursuant to exercise of employee stock options	**14,687**	*94,871*
	11,126,875	*8,992,667*
Less : Calls unpaid	**859**	—
Add : 111,603 equity shares forfeited (March 31, 2007: 111,603 equity shares)	**770**	*770*
TOTAL EQUITY CAPITAL	**11,126,786**	*8,993,437*
Preference share capital [Represents face value of 350 preference shares of Rs. 10 million each issued to preference shareholders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018]	**3,500,000**	*3,500,000*
TOTAL CAPITAL	**14,626,786**	*12,493,437*

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions for the time being in that behalf.

ICICI Bank forming part of the Balance Sheet (Contd.) (Rs. in '000)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 2 – RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	28,787,307	20,987,307
Additions during the year [includes Rs. 206.5 million on amalgamation]	10,606,500	7,800,000
Deductions during the year	—	—
Closing balance	39,393,807	28,787,307
II. Special reserve		
Opening balance	19,190,000	14,690,000
Additions during the year	1,750,000	4,500,000
Deductions during the year	—	—
Closing balance	20,940,000	19,190,000
III. Securities premium		
Opening balance	120,154,919	118,175,597
Additions during the year [1]	197,644,847	1,979,322
Deductions during the year [2]	5,328,736	—
Closing balance	312,471,030	120,154,919
IV. Capital reserve		
Opening balance	6,740,000	5,530,000
Additions during the year	1,270,000	1,210,000
Deductions during the year	—	—
Closing balance	8,010,000	6,740,000
V. Foreign currency translation reserve	(1,391,262)	(501,197)
VI. Reserve fund		
Opening balance	1,390	222
Additions during the year [3]	3,138	1,168
Deductions during the year	—	—
Closing balance	4,528	1,390
VII. Revenue and other reserves		
Opening balance	49,784,047	50,840,074
Additions during the year	—	—
Deductions during the year [4]	—	1,056,027
Closing balance	49,784,047	49,784,047
VIII. Balance in profit and loss account	24,363,159	9,982,741
TOTAL RESERVES AND SURPLUS	453,575,309	234,139,207

1. Includes :
   a) Rs. 86,065.6 million (net of share premium in arrears of Rs. 486.1 million) consequent to public issue vide prospectus dated June 26, 2007.
   b) Rs. 98,237.4 million consequent to issue of ADSs (including green shoe options exercised) vide prospectus dated June 23, 2007.
   c) Rs. 12,799.5 million on exercise of the green shoe option vide prospectus dated June 26, 2007.
   d) Rs. 542.3 million (March 31, 2007: Rs. 1,901.9 million) on exercise of employee stock options.
2. Represents :
   a) Rs. 3,482.2 million being the excess of the paid-up value of the shares issued to the shareholders of The Sangli Bank Limited over the fair value of the net assets acquired on merger and amalgamation expenses as per scheme of amalgamation.
   b) Rs. 1,846.6 million being the share issue expenses, written-off from the securities premium account as per the objects of the issue.
3. Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No. 30 of 1988.
4. Represents transition adjustment on account of first time adoption of Accounting Standard 15 (Revised) on "Employee benefits" issued by The Institute of Chartered Accountants of India, for the year ended March 31, 2007.

forming part of the Balance Sheet *(Contd.)* (Rs. in '000s)

	As on 31.03.2008	*As on 31.03.2007*
SCHEDULE 3 – DEPOSITS		
A. I. Demand deposits		
i) From banks	**5,018,339**	*4,648,856*
ii) From others	**241,894,532**	*209,107,605*
II. Savings bank deposits	**390,893,090**	*288,387,894*
III. Term deposits		
i) From banks	**125,024,337**	*145,787,927*
ii) From others	**1,681,480,204**	*1,657,169,581*
TOTAL DEPOSITS	**2,444,310,502**	*2,305,101,863*
B. I. Deposits of branches in India	**2,372,239,318**	*2,217,017,644*
II. Deposits of branches outside India	**72,071,184**	*88,084,219*
TOTAL DEPOSITS	**2,444,310,502**	*2,305,101,863*
SCHEDULE 4 – BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	**—**	*—*
ii) Other banks	**32,105,635**	*42,668,594*
iii) Other institutions and agencies		
a) Government of India	**1,592,480**	*2,171,867*
b) Financial institutions	**27,541,146**	*36,708,119*
iv) Borrowings in the form of		
Bonds and debentures (excluding subordinated debt)		
— Debentures and bonds guaranteed by the Government of India	**14,815,000**	*14,815,000*
— Borrowings under private placement of bonds carrying maturity of 1 to 30 years from the date of placement	**6,545,648**	*6,784,799*
Bonds issued under multiple option/safety bonds series		
— Regular interest bonds	**5,393,095**	*5,566,170*
— Deep discount bonds	**4,401,234**	*4,564,511*
— Encash bonds	**—**	*56,015*
— Tax saving bonds	**17,376,227**	*20,779,673*
— Pension bonds	**61,722**	*61,626*
TOTAL BORROWINGS IN INDIA	**109,832,187**	*134,176,374*
II. Borrowings outside India		
i) From multilateral/bilateral credit agencies guaranteed by the Government of India for the equivalent of Rs. 18,402.9 million at March 31, 2008 (March 31, 2007: Rs. 19,151.7 million)	**20,966,276**	*22,701,869*
ii) From international banks, institutions and consortiums	**241,652,121**	*177,126,582*
iii) By way of bonds and notes	**283,229,410**	*178,353,872*
iv) Other borrowings	**804,344**	*201,566*
TOTAL BORROWINGS OUTSIDE INDIA	**546,652,151**	*378,383,889*
TOTAL BORROWINGS	**656,484,338**	*512,560,263*

Secured borrowings in I and II above is Rs. Nil.

ICICI Bank forming part of the Balance Sheet (Contd.) (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 5 – OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**29,007,972**	*42,337,867*
II. Inter-office adjustments (net)	**4,293,542**	—
III. Interest accrued	**25,968,705**	*20,408,669*
IV. Unsecured redeemable / perpetual debentures / bonds [Subordinated debt included in Tier I and Tier II Capital]	**207,501,787**	*194,051,111*
V. Others		
a) Security deposits from clients	**15,197,638**	*4,691,762*
b) Sundry creditors	**74,101,312**	*68,115,421*
c) Received for disbursements under special program	**2,034,281**	*1,896,661*
d) Provision for standard assets	**14,550,250**	*12,948,250*
e) Other liabilities [1]	**56,298,340**	*37,836,615*
TOTAL OTHER LIABILITIES AND PROVISIONS	**428,953,827**	*382,286,356*

1. Includes :
   a) Proposed dividend of Rs. 12,239.6 million [March 31, 2007: Rs. 8,992.7 million].
   b) Corporate dividend tax payable of Rs. 1,490.3 million [March 31, 2007: Rs. 1,528.3 million].

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 6 – CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**28,478,239**	*20,669,585*
II. Balances with Reserve Bank of India in current accounts	**265,297,098**	*166,399,209*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**293,775,337**	*187,068,794*

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 7 – BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**8,705,555**	*7,778,635*
b) In other deposit accounts	**3,343,519**	*12,583,020*
ii) Money at call and short notice		
a) With banks	—	*1,000,000*
b) With other institutions	—	—
TOTAL	**12,049,074**	*21,361,655*
II. Outside India		
i) In current accounts	**16,473,903**	*15,930,529*
ii) In other deposit accounts	**31,635,362**	*114,269,004*
iii) Money at call and short notice	**26,477,613**	*32,583,264*
TOTAL	**74,586,878**	*162,782,797*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**86,635,952**	*184,144,452*

forming part of the Balance Sheet *(Contd.)* **(Rs. in '000s)**

	As on 31.03.2008	*As on 31.03.2007*
SCHEDULE 8 – INVESTMENTS		
I. Investments in India [net of provisions]		
i) Government securities	**753,777,483**	*673,681,742*
ii) Other approved securities	**97,946**	*601*
iii) Shares (includes equity and preference shares)	**29,200,790**	*19,372,558*
iv) Debentures and bonds	**18,871,649**	*24,628,194*
v) Subsidiaries and / or joint ventures	**46,382,774**	*26,071,831*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts etc.)	**202,833,016**	*123,785,241*
TOTAL INVESTMENTS IN INDIA	**1,051,163,658**	*867,540,167*
II. Investments outside India [net of provisions]		
i) Government securities	**1,402,546**	*2,965,737*
ii) Subsidiaries and / or joint ventures abroad (includes equity and preference shares)	**38,719,449**	*14,650,476*
iii) Others	**23,257,762**	*27,422,038*
TOTAL INVESTMENTS OUTSIDE INDIA	**63,379,757**	*45,038,251*
TOTAL INVESTMENTS	**1,114,543,415**	*912,578,418*
III. Investments in India		
Gross value of investments	**1,056,883,463**	*873,108,274*
Less: Aggregate of provision / depreciation	**5,719,805**	*5,568,107*
Net investments	**1,051,163,658**	*867,540,167*
IV. Investments outside India		
Gross value of investments	**64,358,489**	*45,052,750*
Less: Aggregate of provision / depreciation	**978,732**	*14,499*
Net investments	**63,379,757**	*45,038,251*
TOTAL INVESTMENTS	**1,114,543,415**	*912,578,418*
SCHEDULE 9 – ADVANCES [net of provisions]		
A. i) Bills purchased and discounted	**46,763,159**	*44,947,460*
ii) Cash credits, overdrafts and loans repayable on demand	**348,051,840**	*328,642,181*
iii) Term loans	**1,755,794,419**	*1,512,550,418*
iv) Securitisation, finance lease and hire purchase receivables [1]	**105,551,409**	*72,515,937*
TOTAL ADVANCES	**2,256,160,827**	*1,958,655,996*
B. i) Secured by tangible assets (includes advances against book debts)	**1,693,135,659**	*1,528,133,832*
ii) Covered by bank / government guarantees	**42,087,202**	*34,195,829*
iii) Unsecured	**520,937,966**	*396,326,335*
TOTAL ADVANCES	**2,256,160,827**	*1,958,655,996*
C. I. Advances in India		
i) Priority sector	**597,325,197**	*552,772,378*
ii) Public sector	**3,559,887**	*4,017,005*
iii) Banks	**45,947**	*906,063*
iv) Others	**1,177,773,278**	*1,156,860,404*
TOTAL ADVANCES IN INDIA	**1,778,704,309**	*1,714,555,850*
II. Advances outside India		
i) Due from banks	**41,225,542**	*30,027,302*
ii) Due from others		
a) Bills purchased and discounted	**19,965,470**	*22,000,550*
b) Commercial loans	**271,379,347**	*146,579,129*
c) Others	**144,886,159**	*45,493,165*
TOTAL ADVANCES OUTSIDE INDIA	**477,456,518**	*244,100,146*
TOTAL ADVANCES	**2,256,160,827**	*1,958,655,996*

1. Includes receivables under lease amounting to Rs. 349.2 million (March 31, 2007 : Rs. 577.9 million).

ICICI Bank forming part of the Balance Sheet *(Contd.)* 

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost as on March 31 of preceding year	**20,496,202**	*20,199,439*
Additions during the year	**2,719,704**	*1,186,105*
Deductions during the year	**(272,987)**	*(889,342)*
Depreciation to date	**(3,326,017)**	*(2,608,478)*
Net block	**19,616,902**	*17,887,724*
II. Other fixed assets (including furniture and fixtures)		
At cost as on March 31 of preceding year	**24,352,894**	*20,531,892*
Additions during the year	**5,588,730**	*4,469,584*
Deductions during the year	**(603,577)**	*(648,582)*
Depreciation to date	**(15,836,691)**	*(13,038,759)*
Net block	**13,501,356**	*11,314,135*
III. Assets given on lease		
At cost as on March 31 of preceding year	**18,136,532**	*18,954,323*
Additions during the year	—	—
Deductions during the year	**(57,460)**	*(817,791)*
Depreciation to date, accumulated lease adjustment and provisions	**(10,108,355)**	*(8,104,159)*
Net block	**7,970,717**	*10,032,373*
TOTAL FIXED ASSETS	**41,088,975**	*39,234,232*
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	—	*3,762,923*
II. Interest accrued	**34,867,173**	*29,417,095*
III. Tax paid in advance / tax deducted at source (net)	**40,660,994**	*37,661,011*
IV. Stationery and stamps	**574**	*1,552*
V. Non-banking assets acquired in satisfaction of claims [1]	**3,658,544**	*3,536,564*
VI. Others		
a) Advance for capital assets	**6,404,148**	*1,896,627*
b) Outstanding fees and other income	**5,772,850**	*4,204,860*
c) Swap suspense	—	*168,266*
d) Deposits	**27,606,644**	*31,538,890*
e) Deferred tax asset (net)	**13,233,940**	*6,099,534*
f) Early retirement option expenses not written off	**117,979**	*501,979*
g) Others	**73,423,410**	*46,109,933*
TOTAL OTHER ASSETS	**205,746,256**	*164,899,234*

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	**40,306,033**	*39,115,895*
II. Liability for partly paid investments	**128,126**	*168,472*
III. Liability on account of outstanding forward exchange contracts	**3,071,712,304**	*1,331,560,415*
IV. Guarantees given on behalf of constituents		
a) In India	**338,313,547**	*241,625,310*
b) Outside India	**74,501,645**	*50,493,774*
V. Acceptances, endorsements and other obligations	**250,992,610**	*186,706,710*
VI. Currency swaps	**477,039,283**	*325,260,384*
VII. Interest rate swaps, currency options and interest rate futures [1]	**7,067,956,457**	*3,346,921,704*
VIII. Other items for which the Bank is contingently liable	**192,540,108**	*107,746,396*
TOTAL CONTINGENT LIABILITIES	**11,513,490,113**	*5,629,599,060*

1. Excludes notional amount of options sold amounting to Rs. 597,333.2 million (March 31, 2007 : Rs. 444,221.2 million).

forming part of the Profit and Loss Account

(Rs. in '000s)

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 13 – INTEREST EARNED		
I. Interest / discount on advances / bills	**226,009,874**	*160,963,126*
II. Income on investments [1]	**74,660,091**	*49,898,395*
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**6,119,944**	*8,085,554*
IV. Others [2]	**1,093,520**	*1,008,801*
TOTAL INTEREST EARNED	**307,883,429**	*219,955,876*

1. Includes amortisation of premium on Government securities of Rs. 8,976.2 million (March 31, 2007: Rs. 9,987.0 million).
2. Includes interest on income tax refunds of Rs. 871.0 million (March 31, 2007: Rs. 1,022.7 million).

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 14 – OTHER INCOME		
I. Commission, exchange and brokerage	**56,053,127**	*43,308,555*
II. Profit / (loss) on sale of investments (net)	**18,802,235**	*11,152,403*
III. Profit / (loss) on revaluation of investments (net)	**(680,855)**	*(350,732)*
IV. Profit / (loss) on sale of land, buildings and other assets (net) [1]	**656,069**	*1,152,224*
V. Profit / (loss) on foreign exchange transactions (net)	**1,101,719**	*6,439,626*
VI. Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad / in India	**11,519,500**	*4,484,915*
VII. Miscellaneous income (including lease income) [2]	**655,833**	*3,091,735*
TOTAL OTHER INCOME	**88,107,628**	*69,278,726*

1. Includes profit / (loss) on sale of assets given on lease.
2. Includes unrealised gains / (losses) on rupee interest rate derivatives.

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 15 – INTEREST EXPENDED		
I. Interest on deposits	**171,102,433**	*116,477,051*
II. Interest on Reserve Bank of India / inter-bank borrowings [1]	**18,269,621**	*13,001,023*
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**45,470,369**	*34,106,910*
TOTAL INTEREST EXPENDED	**234,842,423**	*163,584,984*

1. Includes interest paid on inter-bank deposits.

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 16 – OPERATING EXPENSES		
I. Payments to and provisions for employees	**20,788,974**	*16,167,490*
II. Rent, taxes and lighting	**5,166,414**	*3,108,152*
III. Printing and stationery	**1,742,100**	*1,524,660*
IV. Advertisement and publicity	**2,078,608**	*2,177,368*
V. Depreciation on Bank's property (including non-banking assets)	**3,962,822**	*3,565,076*
VI. Depreciation (including lease equalisation) on leased assets	**1,820,689**	*1,882,750*
VII. Directors' fees, allowances and expenses	**4,190**	*3,849*
VIII. Auditors' fees and expenses	**23,034**	*21,203*
IX. Law charges	**453,673**	*284,800*
X. Postages, telegrams, telephones, etc.	**3,305,702**	*2,925,819*
XI. Repairs and maintenance	**4,198,727**	*3,369,533*
XII. Insurance	**2,249,540**	*1,688,971*
XIII. Direct marketing agency expenses	**15,427,433**	*15,238,964*
XIV. Other expenditure	**20,319,913**	*14,946,929*
TOTAL OPERATING EXPENSES	**81,541,819**	*66,905,564*

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 17 – PROVISIONS AND CONTINGENCIES		
I. Income tax		
– Current period tax	**15,695,283**	*9,443,237*
– Deferred tax adjustment	**(7,133,600)**	*(4,464,322)*
– Fringe benefit tax	**392,015**	*369,276*
II. Wealth tax	**30,000**	*30,000*
III. Provision for investments (including credit substitutes) (net)	**622,560**	*419,353*
IV. Provision for advances (net) [1]	**27,009,924**	*21,592,999*
V. Others	**1,413,354**	*251,311*
TOTAL PROVISIONS AND CONTINGENCIES	**38,029,536**	*27,641,854*

1. Includes provisions on standard assets, non-performing advances, non-performing leased assets and others.

SCHEDULE 18

Significant accounting policies

OVERVIEW

ICICI Bank Limited ("ICICI Bank" or "the Bank"), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

Basis of preparation

The financial statements have been prepared in accordance with statutory requirements prescribed under the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India ("Indian GAAP"), the guidelines issued by Reserve Bank of India ("RBI") from time to time and practices generally prevalent in the banking industry in India. The Bank follows the accrual method of accounting, except where otherwise stated, and the historical cost convention.

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

1. **Revenue recognition**

   a) Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets ("NPAs") where it is recognised, upon realisation, as per the income recognition and asset classification norms of RBI.

   b) Income from hire purchase operations is accrued by applying the implicit interest rate on outstanding balances.

   c) Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases entered into till March 31, 2001 have been accounted for as operating leases.

   d) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

   e) Dividend is accounted on an accrual basis when the right to receive the dividend is established.

   f) Loan processing fee is accounted for upfront when it becomes due.

   g) Project appraisal/structuring fee is accounted for at the completion of the agreed service.

   h) Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

   i) Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

   j) All other fees are accounted for as and when they become due.

   k) Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale.

2. **Investments**

   Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

   a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

   b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

   c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of the investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

   The market/fair value of unquoted government securities which are in the nature of "SLR" securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by Fixed Income Money Market

forming part of the Accounts *(Contd.)*

and Derivatives Association. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity ("YTM") rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by Fixed Income Money Market and Derivatives Association.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at Re. 1, as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for.

d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e) Equity investments in subsidiaries/joint ventures are categorised as 'Held to Maturity' in accordance with RBI guidelines.

f) Profit on sale of investments in the 'Held to Maturity' category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit on sale of investments in 'Available for Sale' and 'Held for Trading' categories is credited to profit and loss account.

g) Repurchase and reverse repurchase transactions are accounted for in accordance with the extant RBI guidelines.

h) Broken period interest on debt instruments is treated as a revenue item.

i) At the end of each reporting period, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting year end.

j) The Bank follows trade date method for accounting of its investments.

3. Provisions/Write-offs on loans and other credit facilities

a) All credit exposures are classified as per RBI guidelines, into performing and non-performing assets ("NPAs"). Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant RBI guidelines. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of RBI, are assessed at a portfolio level on the basis of days past due. The Bank holds specific provisions against non-performing loans, general provision against performing loans and floating provisions. The assessment of incremental specific provisions is made after taking into consideration all of the above. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

b) For restructured/rescheduled assets, provision is made in accordance with the guidelines issued by RBI, which requires a provision equal to the present value of the interest sacrifice to be made at the time of restructuring.

c) In the case of loan accounts classified as NPAs (other than those subjected to restructuring), the account is upgraded to "standard" category if arrears of interest and principal are fully paid by the borrower.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

d) Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

e) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans. The general provision covers the requirements of the RBI guidelines.

f) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the above provision is required to be held. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company the gain, if any, is ignored.

5. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956, are given below:

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period, whichever is higher
ATMs	12.50%
Plant and machinery like air conditioners, photo-copying machines, etc.	10.00%
Computers	33.33%
Card acceptance devices	12.50%
Furniture and fixtures	15.00%
Motor vehicles	20.00%
Others (including Software and system development expenses)	25.00%

a) Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV to the Companies Act, 1956, whichever is higher.

b) Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

c) Items costing upto Rs. 5,000 are depreciated fully over a period of 12 months from the date of purchase.

6. Transactions involving foreign exchange

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at weekly average closing rates, and income and expenditure of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by Foreign Exchange Dealers' Association of India for specified maturities and at interpolated rates for contracts of interim maturities. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by Foreign Exchange Dealers' Association of India at the balance sheet date.

7. Accounting for derivative contracts

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss (net of provisions, if any) is accounted for in the profit and loss account.

forming part of the Accounts *(Contd.)*

8. Employee Stock Option Scheme ("ESOS")

The Employees Stock Option Scheme ("the Scheme") provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in a graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employees compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered.

Since the exercise price of the Bank's stock options are equal to fair market price on the grant date, there is no compensation cost under the intrinsic value method.

The Finance Act, 2007 introduced Fringe Benefit Tax ("FBT") on employee stock options. The FBT liability crystallises on the date of exercise of stock options by employees and is computed based on the difference between fair market value on date of vesting and the exercise price. FBT is recovered from employees as per the Scheme.

9. Staff Retirement Benefits

Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum period of five years of continuous service and in case of employees at overseas locations as per rules in force in the respective countries. ICICI Bank makes contributions to four separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura, employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank) and employees of ICICI Bank other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank are managed by ICICI Prudential Life Insurance Company Limited. The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. In accordance with the gratuity funds' rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual basic salary of each employee to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives an option to its employees, allowing them to receive the amount contributed by ICICI Bank along with their monthly salary during their employment.

Upto March 31, 2005, the superannuation fund was administered solely by Life Insurance Corporation of India. Subsequent to March 31, 2005, both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited are administering the fund. Employees had the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Life Insurance Company Limited.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura and certain employees of erstwhile Sangli Bank. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee's salary and years of employment with the Bank. For erstwhile Bank of Madura and erstwhile Sangli Bank employees in service, separate pension funds are managed in-house and the liability is funded as per actuarial valuation. The pension payments to retired employees of erstwhile Bank of Madura and erstwhile Sangli Bank are being administered by ICICI Prudential Life Insurance Company Limited, for whom the Bank has purchased master annuity policies. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura and erstwhile Sangli Bank (other than those employees who have opted for pension), and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes 12.0% of his or her basic salary (10.0% for certain staff of erstwhile Bank of Madura and erstwhile Sangli Bank) and ICICI Bank contributes an equal amount to the funds. The funds are invested according to rules prescribed by the Government of India.

Leave Encashment

The Bank provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation as at the balance sheet date conducted by an independent actuary.



10. Income Taxes

Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax borne by the Bank. The income tax provision is determined in accordance with the provisions of the Income Tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably certain.

11. Impairment of Assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

13. Earnings per share ("EPS")

Basic earnings per share is calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the period. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, except where the results are anti-dilutive.

14. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term.

15. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

SCHEDULE 19

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of accounting standards and Reserve Bank of India ("RBI") guidelines in this regard.

1. Merger of the Sangli Bank Limited

The Sangli Bank Limited (Sangli Bank), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank with effect from April 19, 2007 in terms of the Scheme of Amalgamation (the Scheme) approved by RBI vide its order DBOD No. PSBD 10268/16.01.128/2006-07 dated April 18, 2007 under section 44A(4) of the Banking Regulation Act, 1949. The consideration for the amalgamation was 100 equity shares of ICICI Bank of the face value Rs. 10 each fully paid-up for every 925 equity shares of Rs. 10 each of Sangli Bank. Accordingly on May 28, 2007, ICICI Bank allotted 3,455,008 equity shares of Rs. 10 each to the shareholders of Sangli Bank.

As per the Scheme, the entire undertaking of Sangli Bank including all its assets and liabilities stood transferred/deemed to be transferred to and vested in the Bank.

The amalgamation has been accounted as per the scheme in accordance with the purchase method of accounting as per Accounting Standard 14 (AS-14) "Accounting for Amalgamations" issued by the Institute of Chartered Accountants of India. Accordingly the assets and liabilities of Sangli Bank have been accounted at the values at which they were appearing in the books of Sangli Bank as on April 18, 2007 and provisions were made for the difference between the book values appearing in the books of Sangli Bank and the fair value as determined by ICICI Bank.

In the books of ICICI Bank, an "Amalgamation Expenses Provision Account" was credited by an amount determined for the expenses and costs of the Scheme arising as a direct consequence on account of any changes in the business or operation of Sangli Bank proposed or considered necessary by the Board of Directors of ICICI Bank (including but not limited to rationalisation, upgradation and enhancement of human resources and expenses relating to modifying signage, modifying stationery, branding, changing systems and network, communication including media costs, impairments of technology and fixed assets, conducting general meetings, payments of listing fees and other statutory and regulatory charges, travel in relation to the consolidation contemplated in the Scheme, valuation, due diligence, investment banking expenses and charges relating to preparation of the Scheme, consultations in relation to the consolidation contemplated in the Scheme and training), and other extraordinary expenses on integration and consolidation under the Scheme, to be incurred by the Bank and the balance in such account has been debited to the securities premium account.

Accordingly, the excess of the paid-up value of the shares issued over the fair value of the net assets acquired (including reserves) of Rs. 3,259.5 million and amalgamation expenses of Rs. 222.7 million have been netted off from the securities premium account. The computation of this amount is detailed in the table below:

Rupees in million

Particulars	Amount	Amount
3,455,008 equity shares of face value of Rs. 10 each		**34.6**
Less : Net assets of Sangli Bank at April 18, 2007	(2,500.7)	
Fair value adjustments	(517.7)	
Reserves taken over on amalgamation	(206.5)	**(3,224.9)**
Excess of the paid-up value of the shares issued over the fair value of the net assets acquired		**(3,259.5)**
Amalgamation expenses		**(222.7)**

As per Accounting Standard – 14 (AS-14) on "Accounting for Amalgamations" issued by the Institute of Chartered Accountants of India, under the 'purchase method' of accounting for amalgamation, the identity of reserves of the amalgamating entity is not required to be preserved in the books of ICICI Bank. However, the balance in Statutory Reserve Account of Sangli Bank at April 18, 2007 has been added to the Statutory Reserves of ICICI Bank. As a result, the balance in Statutory Reserve is higher to the extent of Rs. 206.5 million and the excess of the paid-up value of shares issued over the fair value of the net assets acquired is lower to that extent.

2. Equity issue

The Bank made a follow on public offering of equity shares (including green shoe option) and American Depository Share's ("ADSs") vide its prospectus dated June 26, 2007 and June 23, 2007 respectively aggregating to Rs. 199,673.5 million. The expenses of the issue amounting to Rs. 1,846.6 million have been written-off against securities premium account as per the objects of the issue. The details of the equity shares and ADSs issued are given in the table below:

Rupees in million, except number of shares

Details	No. of equity shares	Amount of securities premium	Aggregate proceeds
Equity shares of Rs. 10 each at a premium of Rs. 930 per share	61,923,519	57,588.9	58,208.1
Equity shares of Rs. 10 each at a premium of Rs. 880 per share	32,912,238	28,962.7	29,291.9
Equity shares of Rs. 10 each at a premium of Rs. 930 per share issued under green shoe option	13,762,869	12,799.5	12,937.1
49,949,238 American Depository Share ("ADSs") at a price of US$ 49.25 per ADSs[1,2,3]	99,898,476	98,237.4	99,236.4
Total	**208,497,102**	**197,588.5**	**199,673.5**

1. Includes 6,497,462 ADSs issued on exercise of the green shoe option.
2. 1 ADS = 2 Equity shares of Rs.10 each.
3. Converted at US $ 1 = Rs. 40.34, being noon buying rate on the date of allotment.

3. **Capital adequacy ratio**

The Bank is subject to the capital adequacy norms stipulated by the Reserve Bank of India ('RBI'). As per the earlier applicable capital adequacy guidelines (Basel I), the Bank was required to maintain a minimum ratio of total capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier I capital. On April 27, 2007, the Reserve Bank of India issued Prudential Guidelines on Capital Adequacy and Market Discipline - Implementation of the New Capital Adequacy Framework, which are applicable to all Indian banks having operational presence outside India from March 31, 2008. Under the new guidelines (Basel II), which are now applicable to the Bank, the Bank is required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, with a minimum Tier I capital ratio of 6.0%.

In order to comply with prudential floor prescribed by RBI under the new guidelines (100% of minimum capital requirement computed as per Basel I framework as on March 31, 2008), the Bank has computed and reported the capital adequacy position as per Basel I and Basel II norms. Since the capital charge as per the new capital adequacy framework (Basel II) is higher than the Basel I framework, the Bank has maintained capital as per Basel II norms.

Rupees in million

	As per Basel I framework		**As per Basel II framework**
	As on March 31, 2008	*As on March 31, 2007*	**As on March 31, 2008**
Tier I capital	**381,340.1**	*215,033.4*	**421,724.0**
(of which Lower Tier I)	**26,573.4**	*22,577.9*	**26,573.4**
Tier II capital	**121,212.1**	*123,928.5*	**78,861.0**
(of which Upper Tier II)	**24,510.0**	*20,012.5*	**24,510.0**
Total capital	**502,552.2**	*338,961.9*	**500,585.0**
Total risk weighted assets	**3,367,547.0**	*2,899,930.6*	**3,584,566.2**
CRAR (%)	**14.92%**	*11.69%*	**13.97%**
CRAR – Tier I capital (%)	**11.32%**	*7.42%*	**11.76%**
CRAR – Tier II capital (%)	**3.60%**	*4.27%*	**2.20%**
Amount of subordinated debt raised as Tier I capital/Tier II capital during the year	**22,350.0**	*64,903.5*	**22,350.0**

4. **Business/information ratios**

The business/information ratios for the year ended March 31, 2008 and March 31, 2007 are given in the table below:

		Year ended March 31, 2008	*Year ended March 31, 2007*
(i)	Interest income to working funds[1,4]	**8.29%**	*7.69%*
(ii)	Non-interest income to working funds[1,4]	**2.37%**	*2.42%*
(iii)	Operating profit to working funds[1,4]	**2.14%**	*2.05%*
(iv)	Return on assets[2]	**1.12%**	*1.09%*
(v)	Profit per employee (Rs. in million)	**1.0**	*0.9*
(vi)	Business per employee (average deposits plus average advances)[3] (Rs. in million)	**100.8**	*102.7*

1. For the purpose of computing the ratios, working funds represent the average of total assets as reported to RBI under Section 27 of the Banking Regulation Act, 1949.
2. For the purpose of computing the ratio, assets represent average total assets as reported to RBI in Form X under Section 27 of the Banking Regulation Act, 1949.
3. For the purpose of computing the ratio, deposits and advances are the total deposits and total advances as reported to RBI in Form A under Section 27 of the Banking Regulation Act, 1949. The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 27 of the Banking Regulation Act, 1949.
4. Previous year figures have been regrouped/re-classified to compare with current year classification.

5. Information about business and geographical segments

Business segments for the year ended March 31, 2008

Pursuant to the guidelines issued by RBI on Accounting Standard - 17 (Segment Reporting) - Enhancement of Disclosures dated April 18, 2007, effective from period ending March 31, 2008, the following business segments have been reported.

- **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under the Retail Banking.
- **Treasury** includes the entire investment portfolio of the Bank.
- **Other Banking** includes hire purchase and leasing operations and also includes gain/loss on sale of banking & non-banking assets and other items not attributable to any particular business segment.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements. While the transfer pricing methodology followed for the year ended March 31, 2007 was based on similar principles, the same has been refined further in the current year.

Pursuant to the reorganisation of the business segments in line with the aforementioned RBI guidelines, the business segments are not comparable to the segments reported for the year ended March 31, 2007.

The business segment results on this basis are given below:

Rupees in million

	Particulars	Retail Banking	Wholesale Banking	Treasury/ Investment Banking	Other Banking Business	Total
	For the year ended March 31, 2008					
1	Revenue	244,185.4	249,493.5	290,982.6	2,749.2	**787,410.7**
2	Less: Inter-segment revenue					**391,419.6**
3	Total revenue (1) – (2)					**395,991.1**
4	**Segment results**	**10,838.4**	**36,240.6**	**5,159.2**	**252.1**	**52,490.3**
5	Unallocated expenses					**1,929.3**
6	Income tax expenses (net of deferred tax credit)					**8,983.7**
7	**Net Profit (4) – (5) – (6)**					**41,577.3**
8	Segment assets	1,112,510.1	1,263,992.0	1,540,852.6	27,053.4	**3,944,408.1**
9	Unallocated assets[1]					**53,542.7**
10	**Total assets (8) + (9)**					**3,997,950.8**
11	Segment liabilities	1,152,965.5	1,378,224.6	1,442,104.8[2]	20,360.4	**3,993,655.3**
12	Unallocated liabilities					**4,295.5**
13	**Total liabilities (11) + (12)**					**3,997,950.8**
14	Capital expenditure	6,430.8	1,364.6	8.5	504.5	**8,308.4**
15	Depreciation	2,836.8	889.1	5.3	2,052.3	**5,783.5**

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

Business segments for the year ended March 31, 2007

For the year ended March 31, 2007 the Bank reported the following business segments:

- **Consumer and Commercial Banking** comprising of the retail and corporate banking operations of the Bank.
- **Investment Banking** comprising the treasury operations of the Bank.



Inter-segment transactions were generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities were either specifically identified with individual segments or are allocated to segments on a systematic basis.

The business segment results on this basis are given below:

Rupees in million

For the year ended March 31, 2007			
Particulars	**Consumer and commercial banking**	**Investment Banking**	**Total**
1. Revenue	234,793.7	70,662.0	**305,455.7**
2. Less: Inter-segment revenue			**(16,221.1)**
3. Total revenue (1) – (2)			**289,234.6**
4. Segment results	**23,383.9**	**13,480.5**	**36,864.4**
5. Unallocated expenses			**384.0**
6. Income tax expenses (net of deferred tax credit)			**5,378.2**
7. Net Profit (4) – (5) – (6)			**31,102.2**
8. Segment assets	2,163,604.5	1,238,714.1	**3,402,318.6**
9. Unallocated assets[1]			**44,262.5**
10. Total assets (8) + (9)			**3,446,581.1**
11. Segment liabilities	2,642,032.9	804,548.2[2]	**3,446,581.1**
12. Unallocated liabilities			**—**
13. Total liabilities (11) + (12)			**3,446,581.1**

1. Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net) and early retirement option expenses not written off.
2. Includes share capital and reserves and surplus.

Geographical segments

The Bank reports its operations under the following geographical segments.

- **Domestic operations** comprises branches having operations in India.
- **Foreign operations** comprises branches having operations outside India and offshore banking unit having operations in India.

Geographical segment results are given below:

Rupees in million

Revenue[1]	**For the year ended March 31, 2008**	*For the year ended March 31, 2007*
Domestic Operation	**362,828.2**	*268,961.9*
Foreign Operation	**33,162.9**	*20,272.7*
Total	**395,991.1**	*289,234.6*

1. Gains and losses on offsetting transactions are accounted for separately in domestic and foreign segments respectively and not netted off.

Rupees in million

Assets	**As on March 31, 2008**	*As on March 31, 2007*
Domestic Operation	**3,329,664.8**	*3,039,670.0*
Foreign Operation	**614,743.3**	*406,911.1*
Total	**3,944,408.1**	*3,446,581.1*

forming part of the Accounts *(Contd.)*

6. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with Accounting Standard 20, "Earnings per Share". Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The computation of earnings per share is given below:

Rupees in million, except per share data

	Year ended March 31, 2008	Year ended March 31, 2007
Basic		
Weighted average no. of equity shares outstanding	**1,055,591,068**	*892,820,768*
Net profit	**41,577.3**	*31,102.2*
Basic earnings per share (Rs.)	**39.39**	*34.84*
Diluted		
Weighted average no. of equity shares outstanding	**1,062,103,167**	*897,743,476*
Net profit	**41,577.3**	*31,102.2*
Diluted earnings per share (Rs.)	**39.15**	*34.64*
Nominal value per share (Rs.)	**10.00**	*10.00*

The dilutive impact is due to options granted to employees by the Bank.

7. Maturity pattern

- In compiling the information of maturity pattern (refer 7 (a) and (b) below), certain estimates and assumptions have been made by the management.
- Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.

a) The maturity pattern of assets and liabilities of the Bank as on March 31, 2008 is given below:

Rupees in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets	Total foreign currency liabilities
1 to 14 days	93,299.9	144,138.8	150,415.1	18,949.7	67,356.4	49,954.8
15 to 28 days	27,857.4	102,926.6	105,105.3	5,407.0	11,229.6	12,310.0
29 days to 3 months	155,107.3	110,681.3	377,315.6	37,476.4	64,606.8	60,017.7
3 to 6 months	156,415.2	106,274.8	353,452.6	98,782.1	31,405.6	82,855.8
6 months to 1 year	260,207.4	171,675.0	596,599.9	112,847.4	61,401.7	121,563.8
1 to 3 years	773,243.4	208,115.1	812,119.4	176,727.5	66,300.5	143,269.2
3 to 5 years	331,808.1	46,577.8	34,047.3	176,974.8	125,974.1	170,063.8
Above 5 years	458,222.1	224,154.0	15,255.3	29,319.4	229,717.0	74,283.0
Total	2,256,160.8	1,114,543.4	2,444,310.5	656,484.3	657,991.7	714,318.1

1. Includes foreign currency balances.

b) The maturity pattern of assets and liabilities of the Bank as on March 31, 2007 is given below:

Rupees in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets	Total foreign currency liabilities
1 to 14 days	92,885.1	45,292.9	223,743.2	9,453.3	94,285.0	47,662.5
15 to 28 days	24,562.0	97,922.7	104,126.2	5,694.1	12,626.0	10,878.7
29 days to 3 months	96,063.1	97,022.5	341,989.9	44,171.4	34,763.7	54,592.9
3 to 6 months	128,770.4	85,208.4	322,724.8	70,423.4	28,473.7	56,766.2
6 months to 1 year	208,006.2	173,803.9	594,972.4	82,016.6	92,005.7	83,910.9
1 to 3 years	763,016.1	156,450.4	674,036.1	158,216.9	56,812.0	137,945.8
3 to 5 years	251,094.3	68,280.5	31,354.7	122,375.6	68,987.5	103,222.6
Above 5 years	394,258.8	188,597.1	12,154.6	20,209.0	105,876.0	71,292.1
Total	1,958,656.0	912,578.4	2,305,101.9	512,560.3	493,829.6	566,271.7

1. Includes foreign currency balances.

8. Related party transactions

The Bank has transactions with its related parties comprising of subsidiaries, associates/joint ventures/other related entities and key management personnel.

Subsidiaries

ICICI Venture Funds Management Company Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Home Finance Company Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Bank UK PLC, ICICI Bank Canada, ICICI Prudential Life Insurance Company Limited[1], ICICI Lombard General Insurance Company Limited[1], ICICI Prudential Asset Management Company Limited[1], ICICI Prudential Trust Limited[1], ICICI Bank Eurasia Limited Liability Company and ICICI Wealth Management Inc.

1. Jointly controlled entities.

Associates/Joint Ventures/other related entities

ICICI Equity Fund[1], ICICI Eco-net Internet and Technology Fund[1], ICICI Emerging Sectors Fund[1], ICICI Strategic Investments Fund[1], ICICI Kinfra Limited[1,2], ICICI West Bengal Infrastructure Development Corporation Limited[1,2], ICICI Property Trust, Financial Information Network and Operations Limited[2], TCW/ICICI Investment Partners LLC, TSI Ventures (India) Private Limited, I-Process Services (India) Private Limited[2], I-Solutions Providers (India) Private Limited[2], NIIT Institute of Finance, Banking and Insurance Training Limited[2], ICICI Venture Value Fund[2], Comm Trade Services Limited[2], Loyalty Solutions & Research Limited[2], Café Network Limited[2], Traveljini.com Limited[2] and Firstsource Solutions Limited[2] (Bank's holding is 24.97% as on March 31, 2008).

1. Entities consolidated under Accounting Standard - 21 (AS-21) on "Consolidated Financial Statements".
2. With respect to entities, which have been identified as related parties from the financial year ended March 31, 2008, previous year's comparative figures have not been reported..

The following are the significant transactions between the Bank and its related parties.

Insurance services

During the year ended March 31, 2008, the Bank paid insurance premium to insurance subsidiaries amounting to Rs. 1,065.3 million (March 31, 2007: Rs. 1,191.1 million). During the year ended March 31, 2008, the Bank received claims from insurance subsidiaries amounting to Rs. 713.9 million (March 31, 2007: Rs. 725.4 million).

Fees and commission

During the year ended March 31, 2008, the Bank received fees from its subsidiaries amounting to Rs. 5,748.7 million (March 31, 2007: Rs. 4,427.2 million) and Rs. 72.5 million (March 31, 2007: Rs. Nil) from its associates/joint ventures/ other related entities. During the year ended March 31, 2008, the Bank received commission from its subsidiaries of Rs. 9.3 million (March 31, 2007: Rs. 10.7 million) and Rs. 7.4 million (March 31, 2007: Rs. Nil) from its associates/joint ventures/other related entities on account of guarantees and letters of credit issued.

Lease of premises and facilities

During the year ended March 31, 2008, the Bank charged an aggregate amount of Rs. 982.8 million from its subsidiaries (March 31, 2007: Rs. 711.5 million) and Rs. 3.9 million (March 31, 2007: Rs. Nil) from its associates/joint ventures/other related entities for lease of premises, facilities and other administrative costs.

Sale of housing loan portfolio

During the year ended March 31, 2008, the Bank sold housing loan portfolio to its subsidiary amounting to Rs. 6,231.4 million (March 31, 2007: Rs. 13,171.4 million).

Secondment of employees

During the year ended March 31, 2008, the Bank received Rs. 302.8 million (March 31, 2007: Rs. 136.3 million) from subsidiaries and Rs. 1.8 million (March 31, 2007: Rs. Nil) from associates/joint ventures/other related entities for secondment of employees.

Purchase of investments

During the year ended March 31, 2008, the Bank purchased certain investments from its subsidiaries amounting to Rs. 7,934.2 million (March 31, 2007: Rs. 14,186.8 million) and from its associates/joint ventures/other related entities amounting to Rs. Nil (March 31, 2007: Rs. 944.7 million). During the year ended March 31, 2008, the Bank invested in the equity and preference shares of its subsidiaries amounting to Rs. 43,009.2 million (March 31, 2007: Rs. 13,584.7 million) and in its associates/joint ventures/other related entities amounting to Rs. 57.5 million (March 31, 2007: Rs. Nil).

Sale of investments

During the year ended March 31, 2008, the Bank sold certain investments to its subsidiaries amounting to Rs. 15,526.7 million (March 31, 2007: Rs. 8,569.2 million).

Redemption/buyback and conversion of investments

During the year ended March 31, 2008, the Bank received a consideration of Rs. 1.2 million (March 31, 2007: Rs. 663.9 million) on account of buyback/capital reduction of equity shares by subsidiaries. Units in associates/joint ventures/other related entities amounting to Rs. 2,762.4 million (March 31, 2007: Rs. 2,795.9 million) were redeemed during the year ended March 31, 2008.

Reimbursement of expenses

During the year ended March 31, 2008, the Bank reimbursed expenses to its subsidiaries amounting to Rs. 526.8 million (March 31, 2007: Rs. 2,147.7 million), and to its associates/joint ventures/other related entities amounting to Rs. 0.8 million (March 31, 2007: Rs. Nil).

Brokerage and fee expenses

During the year ended March 31, 2008, the Bank paid brokerage/fees to its subsidiaries amounting to Rs. 950.7 million (March 31, 2007: Rs. 795.4 million), and to its associates/joint ventures/other related entities amounting to Rs. 2,354.7 million (March 31, 2007: Rs. Nil).

Custodial charges income

During the year ended March 31, 2008, the Bank charged an aggregate amount of Rs. 16.3 million (March 31, 2007: Rs. 20.4 million) from its subsidiaries and Rs. 6.8 million (March 31, 2007: Rs. 5.7 million) from its associates/joint ventures/other related entities.

Interest expenses

During the year ended March 31, 2008, the Bank paid interest to its subsidiaries amounting to Rs. 3,311.9 million (March 31, 2007: Rs. 513.6 million) and to its associates/joint ventures/other related entities amounting to Rs. 28.2 million (March 31, 2007: Rs. Nil).

Interest income

During the year ended March 31, 2008, the Bank received interest from its subsidiaries amounting to Rs. 1,575.3 million (March 31, 2007: Rs. 1,366.2 million), from its associates/joint ventures/other related entities amounting to Rs. 21.0 million (March 31, 2007: Rs. Nil) and from its key management personnel Rs. 0.7 million (March 31, 2007: Rs. 0.7 million).

Other income

During the year ended March 31, 2008, the net gain on derivative transactions entered into with subsidiaries was Rs. 4,398.0 million (March 31, 2007: gain of Rs. 537.3 million).



Dividend income

During the year ended March 31, 2008, the Bank received dividend from its subsidiaries amounting to Rs. 3,636.6 million (March 31, 2007: Rs. 2,027.8 million) and from its associates/joint ventures/other related entities amounting to Rs. 8,931.4 million (March 31, 2007: Rs. 2,457.1 million).

Dividend paid

During the year ended March 31, 2008, the Bank paid dividend to its key management personnel amounting to Rs. 15.0 million (March 31, 2007: Rs. 4.4 million).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2008 was Rs. 90.3 million (March 31, 2007: Rs. 87.0 million).

Lines of credit

As on March 31, 2008, the Bank had issued lines of credit to its subsidiaries amounting to Rs. 1,003.0 million (March 31, 2007: Rs. 2,173.5 million).

Sale of property

During the year ended March 31, 2008, the Bank sold properties to its subsidiaries amounting to Rs. 151.8 million (March 31, 2007: Rs. 1,505.7 million).

Letters of Comfort

The Bank has issued letters of comfort on behalf of its foreign subsidiaries namely, ICICI Bank UK PLC and ICICI Bank Canada. The details of the same and their assessed financial impact are given below:

On behalf of	To	Purpose
ICICI Bank UK PLC	Financial Services Authority, UK ("FSA")	To financially support ICICI Bank UK PLC to ensure that it meets all of its financial obligations as they fall due.
ICICI Bank Canada	Office of the Superintendent of Financial Institutions, Canada ("OSFI")	To infuse additional capital should ICICI Bank Canada's capital fall below the minimum requirement and provide ICICI Bank Canada ongoing financial, managerial and operational support.
ICICI Bank Canada	Canada Deposit Insurance Corporation ("CDIC")	To comply with the Bank Act and the CDIC regulations or by-laws thereunder and to indemnify CDIC against all losses, damages, reasonable costs and expenses arising from failure of ICICI Bank Canada in performing the same.

As per the assessment done, the financial impact of the above letters issued to overseas regulators is Nil as at March 31, 2008.

In addition to the above, the Bank has also issued letters of comfort in the nature of awareness on behalf of banking and non-banking subsidiaries in respect of their borrowings made or proposed to be made and for other incidental business purposes. As they are in the nature of factual statements or confirmation of facts, they do not create any financial impact on the Bank.

Related party balances

The balances payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel included in the balance sheet as on March 31, 2008 are given below:

Rupees in million

Items/Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	11,476.0	268.9	27.1	14.1	11,786.1
Deposits of ICICI Bank	(17.1)	—	—	—	(17.1)
Call/term money lent	15,917.8	—	—	—	15,917.8
Call/term money borrowed	240.7	—	—	—	240.7
Advances	5,002.5	145.5	13.9	—	5,161.9

Items/Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Investments of ICICI Bank	88,178.8	12,109.2	—	—	100,288.0
Investments of related parties in ICICI Bank	2,250.5	—	8.6	0.5	2,259.6
Receivables	3,351.7	52.5	—	—	3,404.2
Payables	436.4	350.1	—	—	786.5
Guarantees	3,400.2	5.0	—	—	3,405.2
Swaps/forward contracts	508,047.8	—	—	—	508,047.8
Participation Certificate	—	—	—	—	—
Employee Stock Options Outstanding (Nos.)	—	—	2,860,625	—	2,860,625
Employee Stock Options Exercised[1]	—	—	138.1	—	138.1

1. During the year ended March 31, 2008, 317,125 employee stock options were exercised.

The maximum balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel during the year ended March 31, 2008 is given below:

Rupees in million

Items/Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	50,517.8	5,603.3	71.4	22.5	56,215.0
Deposits of ICICI Bank	1,120.8	—	—	—	1,120.8
Call/term money lent	17,249.5	—	—	—	17,249.5
Call/term money borrowed	2,865.0	—	—	—	2,865.0
Advances	11,496.4	1,021.3	28.7	—	12,546.4
Investments of ICICI Bank	88,178.8	18,895.0	—	—	107,073.8
Investments of related parties in ICICI Bank	2,250.5[1]	—	10.8[1]	1.6[1]	2,262.9
Receivables	5,593.5	49.7[1]	—	—	5,643.2
Payables	1,483.4	350.1[1]	—	—	1,833.5
Guarantees	3,450.2	5.0	—	—	3,455.2
Swaps/forward contracts	524,892.6	—	—	—	524,892.6
Participation Certificate	—	—	—	—	—

1 Maximum balances are determined based on comparison of the total outstanding balances as at each quarter end during the financial year.

The balances payable to/receivable from subsidiaries/joint ventures/associates/key management personnel included in the balance sheet as on March 31, 2007 are given below:

Rupees in million

Items/Related party	Subsidiaries/ joint ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	9,550.6	42.8	51.6	28.1	9,673.1
Deposits of ICICI Bank	319.1	—	—	—	319.1
Call/term money lent	11,186.1	—	—	—	11,186.1

Items/Related party	Subsidiaries/ joint ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Total
Call/term money borrowed	0.4	—	—	—	0.4
Advances	6,477.3	—	20.6	—	6,497.9
Investments of ICICI Bank	43,938.1	13,743.1	—	—	57,681.2
Investments of related parties in ICICI Bank	496.0	—	14.0	0.1	510.1
Receivables	1,456.5	—	—	—	1,456.5
Payables	657.8	—	—	—	657.8
Guarantees[1]	3,449.8	—	—	—	3,449.8
Swaps/forward contracts	214,298.9	—	—	—	214,298.9
Participation certificate	7,193.9	—	—	—	7,193.9
Employee Stock Options Outstanding (Nos.)	—	—	1,920,000	—	1,920,000
Employee Stock Options Excercised[2]	—	—	459.2	—	459.2

1. Includes letter of undertaking.
2. During the year ended March 31, 2007, 1,884,750 employee stock options were exercised.

The maximum balance payable to/receivable from subsidiaries/joint ventures/associates/key management personnel during the year ended March 31, 2007 is given below:

Rupees in million

Items/Related party	Subsidiaries/ joint ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	16,238.9	3,149.0	69.7	59.3	19,516.9
Deposits of ICICI Bank	1,228.8	—	—	—	1,228.8
Call/term money lent	13,098.7	—	—	—	13,098.7
Call/term money borrowed	869.4	—	—	—	869.4
Advances	6,477.3	—	20.8	—	6,498.1
Investments of ICICI Bank	43,938.1	16,539.2	—	—	60,477.3
Investments of related parties in ICICI Bank	1,533.6	—	14.0	0.1	1,547.7
Receivables	2,325.2	—	—	—	2,325.2
Payables	1,107.3	—	—	—	1,107.3
Repo	423.0	—	—	—	423.0
Reverse repo	1,880.0	—	—	—	1,880.0
Guarantees[1]	3,870.5	—	—	—	3,870.5
Swaps/forward contracts	222,532.4	—	—	—	222,532.4
Participation certificate	161,522.1	—	—	—	161,522.1

1. Includes letter of undertaking.

9. Securitisation

The Bank sells loans through securitisation and direct assignment. The information on securitisation activity of the Bank as an originator for the year ended March 31, 2008 and March 31, 2007 is given in the table below:

Rupees in million, except number of loans securitised

	Year ended March 31, 2008	*Year ended March 31, 2007*
Total number of loan assets securitised	**1,149,931**	*1,484,398*
Total book value of loan assets securitised	**140,852.0**	*116,012.5*
Sale consideration received for the securitised assets	**142,470.4**	*116,500.6*
Net gain/(loss) on account of securitisation[1]	**168.2**	*(65.5)*

1. Excludes unamortized gain.

Rupees in million

	As on March 31, 2008	*As on March 31, 2007*
Outstanding credit enhancement	**15,601.2**	*16,712.3*
Outstanding liquidity facility	**7,740.8**	*4,361.0*
Net outstanding servicing asset/(liability)	**1,355.4**	*(371.4)*
Outstanding subordinate contributions	**11,459.5**	*8,225.8*

The outstanding credit enhancement in the form of guarantees amounted to Rs. 29,155.6 million as on March 31, 2008 (March 31, 2007: Rs. 8,198.4 million).

The details of provision created at the time of securitisation are given below:

Rupees in million

Particulars	**Year ended March 31, 2008**
Opening balance	**6,885.1**
Add: Additions during the year	**4,524.2**
Less: Deductions during the year	**2,222.6**
Closing balance	**9,186.7**

10. Staff retirement benefits

Reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits is given below:

Rupees in million

Particulars	**Year ended March 31, 2008**	**Year ended March 31, 2007**
Opening obligations	**1,029.4**	*1,038.5*
Add: Addition due to amalgamation	**1,807.4**	—
Service cost	**54.0**	*6.7*
Interest cost	**230.7**	*78.0*
Actuarial (gain)/loss	**(172.3)**	*(28.2)*
Liabilities extinguished on settlement	**(1,071.0)**	*(2.3)*
Benefits paid	**(200.1)**	*(63.3)*
Obligations at end of year	**1,678.1**	*1,029.4*

Particulars	Year ended March 31, 2008	Year ended March 31, 2007
Opening plan assets, at fair value	**988.5**	*1,079.5*
Add: Addition due to amalgamation	**584.8**	—
Expected return on plan assets	**115.8**	*78.9*
Actuarial gain/(loss)	**(118.0)**	*(110.1)*
Assets distributed on settlement	**(1,145.2)**	*(2.3)*
Contributions	**1,264.3**	*5.8*
Benefits paid	**(200.1)**	*(63.3)*
Closing plan assets, at fair value	**1,490.1**	*988.5*
Fair value of plan assets at the end of the year	**1,490.1**	*988.5*
Present value of the defined benefit obligations at the end of the year	**1,678.1**	*1,029.4*
Asset/(liability)	**(188.0)**	*(40.9)*
Cost for the year		
Service cost	**54.0**	*6.7*
Interest cost	**230.7**	*78.0*
Expected return on plan assets	**(115.8)**	*(78.9)*
Actuarial (gain)/loss	**(54.3)**	*81.9*
Curtailments & settlements (gain)/loss	**74.2**	—
Net cost	**188.8**	*87.7*
Investment details of plan assets		
Majority of the plan assets are invested in Government securities and corporate bonds.		
Assumptions		
Interest rate	**8.57%**	*8.35%*
Salary escalation rate	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*7.50%*

Reconciliation of opening and closing balance of the present value of the defined benefit obligation for gratuity benefits is given below:

Rupees in million

Particulars	Year ended March 31, 2008	Year ended March 31, 2007
Opening obligations	**1,142.1**	*1,001.0*
Add: Addition due to amalgamation/initial recognition of foreign branches	**506.6**	—
Service cost	**292.8**	*221.0*
Interest cost	**136.4**	*75.5*
Actuarial (gain)/loss	**(62.0)**	*(63.6)*
Transitional obligation/(Asset)	**(0.2)**	—
Benefits paid	**(175.3)**	*(91.8)*
Obligations at end of year	**1,840.4**	*1,142.1*

forming part of the Accounts *(Contd.)*

Particulars	Year ended March 31, 2008	Year ended March 31, 2007
Opening plan assets, at fair value	**891.7**	*785.3*
Add: Addition due to amalgamation	**73.1**	—
Expected return on plan assets	**74.4**	*62.5*
Actuarial gain/(loss)	**(24.8)**	*(18.0)*
Contributions	**667.6**	*153.7*
Benefits paid	**(175.3)**	*(91.8)*
Closing plan assets, at fair value	**1,506.7**	*891.7*
Fair value of plan assets at the end of the year	**1,506.7**	*891.7*
Present value of the defined benefit obligations at the end of the year	**1,840.4**	*1,142.1*
Asset/(liability)	**(333.7)**	*(250.4)*
Cost for the year		
Service cost	**292.8**	*221.0*
Interest cost	**136.4**	*75.5*
Expected return on plan assets	**(74.4)**	*(62.5)*
Actuarial (gain)/loss	**(37.2)**	*(45.6)*
Transitional obligation/(Asset)	**(0.2)**	—
Net cost	**317.4**	*188.4*
Investment details of plan assets		
Majority of the plan assets are invested in insurer managed funds and special deposit schemes.		
Assumptions		
Interest rate	**8.57%**	*8.35%*
Salary escalation rate	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*7.50%*

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

The guidance on implementing Accounting Standard 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) provides that exempt provident funds which require employers to meet the interest shortfall are in effect defined benefit plans. The Bank's actuary has informed that it is not practicable to actuarially determine the interest shortfall obligation.

11. Employee Stock Option Scheme ("ESOS")

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, options vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of grants vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

In terms of the Scheme, 15,638,152 options (March 31, 2007: 13,187,783 options) granted to eligible employees were outstanding at March 31, 2008.

As per the scheme, the exercise price of ICICI Bank's options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there is no compensation cost in the year ended March 31, 2008 based on intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the

Black-Scholes model, compensation cost for the year ended March 31, 2008 would have been higher by Rs. 1,259.9 million and proforma profit after tax would have been Rs. 40,317.4 million. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been Rs. 38.19 and Rs. 37.96 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2008 are given below:

Risk-free interest rate	7.12% to 8.11%
Expected life	2-6 years
Expected volatility	36.26% to 38.01%
Expected dividend yield	1.07%

The weighted average fair value of options granted during the year ended March 31, 2008 is Rs. 376.39.

A summary of the status of the Bank's stock option plan is given below:

Rupees, except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2008		*Year ended March 31, 2007*	
	Number of options	**Weighted Average Exercise Price**	*Number of options*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**13,187,783**	**442.50**	*17,362,584*	*262.60*
Add: Granted during the year	**4,956,300**	**938.41**	*6,439,900*	*582.26*
Less: Lapsed during the year	**1,037,218**	**582.51**	*1,127,650*	*422.81*
Less: Exercised during the year[1]	**1,468,713**	**379.34**	*9,487,051*	*210.47*
Outstanding at the end of the year	**15,638,152**	**596.32**	*13,187,783*	*442.50*
Options exercisable	**3,272,292**	**411.89**	*326,259*	*225.80*

1. Excludes options exercised but not allotted.

Summary of stock options outstanding as on March 31, 2008 is given below:

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
105–299	164,951	151.20	3.75
300–599	10,641,216	448.87	7.32
600–999	4,745,985	932.63	9.08
1,000–1,399	86,000	1,135.27	9.68

The options were exercised regularly throughout the year and weighted average share price as per NSE price volume data during the year ended March 31, 2008 was Rs. 1,044.02 (March 31, 2007: Rs. 750.58).

The Finance Act 2007 introduced Fringe Benefit Tax ("FBT") on employee stock options. The FBT liability crystallises on the date of exercise of stock options by employees and is computed based on the difference between fair market value on date of vesting and the exercise price. As per the ESOS scheme, FBT of Rs. 226.7 million has been recovered from the employees on 1,468,713 stock options exercised during the year ended March 31, 2008.

12. Preference shares

Certain government securities amounting to Rs. 2,331.8 million (March 31, 2007: Rs. 2,104.8 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018, as per the original issue terms.

13. Subordinated debt

During the year ended March 31, 2008, the Bank raised subordinated debt qualifying for Tier I/Tier II capital amounting to Rs. 22,350.0 million. The details of these bonds are given below:

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 1 Option I	January 10, 2008	10.15% (annually)[1]	Perpetual[2]	5,000.0
Total (Tier I)				**5,000.0**

1. Coupon rate of 10.15% payable annually from January 10, 2008 upto April 30, 2018 and 50 basis points over and above the coupon rate of 10.15% i.e. 10.65% payable annually for the balance years, if the call option is not exercised by the Bank.
2. Call option exercisable on April 30, 2018 and on every interest payment date thereafter (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 1 Option II	January 10, 2008	9.70% (annually)[1]	15 years[2]	5,000.0
Total (Upper Tier II)				**5,000.0**

1. Coupon rate of 9.70% payable annually from January 10, 2008 upto April 30, 2018 and 50 basis points over and above the coupon rate of 9.70% i.e. 10.20% payable annually for the balance years, if the call option is not exercised by the Bank.
2. Call option exercisable on April 30, 2018 (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 2 Option I	January 21, 2008	9.15% annually	5 years and 3 months	1,230.0
Tranche 2 Option II	January 21, 2008	9.25% annually	10 years	1,120.0
Total (Tier II)				**2,350.0**

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Option A-I	November 10, 2007	9.80% annually	5 years and 3 months	6,098.7
Option A-II	November 10, 2007	9.39% monthly	5 years and 3 months	74.8
Option B-I	November 10, 2007	10.00% annually	10 years	3,718.0
Option B-II	November 10, 2007	9.57% monthly	10 years	108.5
Total (Tier II)				**10,000.0**

During the year ended March 31, 2007, the Bank raised subordinated debt qualifying for Tier I/Tier II capital amounting to Rs. 97,506.0 million. The details of these bonds are given below:

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 1 Option I	January 15, 2007	9.98% (semi-annually)[1]	Perpetual[2]	180.0
Total (Tier I)				**180.0**

1. Coupon rate of 9.98% payable semi-annually from January 15, 2007 upto April 30, 2017 and 100 basis points over and above the coupon rate of 9.98% i.e. 10.98% payable semi-annually for the balance years, if the call option is not exercised by the Bank.
2. Call option exercisable on April 30, 2017 and on every interest payment date thereafter (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 2 Option I	September 13, 2006	9.98% (semi-annually)[1]	Perpetual[2]	5,500.0
Total (Tier I)				**5,500.0**

1. Coupon rate of 9.98% payable semi-annually for first 10 years, 100 basis points over and above the coupon rate of 9.98% i.e. 10.98% payable semi-annually for the balance years, if the call option is not exercised by the Bank.
2. Call option exercisable after 10 years i.e. on September 13, 2016 and on every interest payment date thereafter (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Option I	August 24, 2006	7.25% (semi-annually)[1]	Perpetual[2]	15,510.0
Total (Tier I)				**15,510.0**

1. Coupon rate of 7.25% payable semi-annually on April 30 and October 31 of each year, at a fixed rate per annum of 7.25% till October 31, 2016 and thereafter semi-annually in arrears on April 30, and October 31 of each year at a variable rate equal to six monthly LIBOR plus 2.94%.
2. Call option exercisable after 10 years i.e. on August 23, 2016 and on every interest payment date thereafter (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 1 Option I	August 9, 2006	10.10% (semi-annually)[1]	Perpetual[2]	2,330.0
Total (Tier I)				**2,330.0**

1. Coupon rate of 10.10% payable semi-annually for first 10 years, 100 basis points over and above the coupon rate of 10.10% i.e. 11.10% payable semi-annually for the balance years, if the call option is not exercised by the Bank.
2. Call option exercisable after 10 years i.e. on August 9, 2016 and on every interest payment date thereafter (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 1 Option II	January 15, 2007	9.40% (annual)[1]	15 years[2]	940.0
Total (Upper Tier II)				**940.0**

1. Coupon rate of 9.40% payable annually from January 15, 2007 upto April 30, 2017 and 10.40% payable semi-annually thereafter, if the call option is not exercised by the Bank.
2. Call option exercisable on April 30, 2017 (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Option I	January 12, 2007	6.375% (semi-annually)[1]	15 Years[2]	33,135.0
Total (Upper Tier II)[3]				**33,135.0**

1. Coupon rate semi-annually in arrears at fixed rate per annum equal to 6.375% till April 30, 2017 and thereafter semi-annually in arrears at six monthly LIBOR plus 2.28%, if the call option is not exercised by the Bank.
2. Call option exercisable on January 12, 2017 (exercisable with RBI approval).
3. The above bonds issued for Upper Tier II capital have been excluded from the capital adequacy ratio (CRAR) computation, pending clarification required by Reserve Bank of India regarding certain terms of these bonds.

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Option I	December 27, 2006	six-monthly libor + 1.40% (semi-annually)[1]	15 Years[2]	6,639.0
Total (Upper Tier II)				**6,639.0**

1. Floating rate six monthly LIBOR plus 1.40% payable semi-annually on April 15 and October 15 of each year, till April 15, 2017 and thereafter semi-annually in arrears on April 15 and October 15 of each year at a rate equal to six monthly LIBOR plus 2.40%, if the call option is not exercised by the Bank.
2. Call option exercisable on December 27, 2016 (exercisable with RBI approval).



Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 2 Option I	July 17, 2006	9.50% annual[1]	15 years[2]	10,000.0
Total (Upper Tier II)				**10,000.0**

1. Coupon rate of 9.50% for first 10 years. For next 5 years, 50 basis points over and above coupon rate of 9.50% i.e. 10.00%, if the call option is not exercised by the Bank.
2. Call option after 10 years, i.e. on July 17, 2016 (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 1 Option I	July 11, 2006	9.00% annual	10 years	20,000.0
Total (Tier II)				**20,000.0**

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 5 Option I	June 22, 2006	8.95% annual[1]	15 years[2]	2,552.0
Total (Upper Tier II)				**2,552.0**

1. Coupon rate of 8.95% for first 10 years. For next 5 years, 50 basis points over and above the coupon rate of 8.95% i.e. 9.45% if the call option is not exercised by the Bank.
2. Call option after 10 years, i.e. on June 22, 2016 (exercisable with RBI approval).

Rupees in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Tranche 4 Option I	May 19, 2006	8.50% annual	10 years	230.0
Tranche 4 Option II	May 19, 2006	8.60% annual	12 years	140.0
Tranche 4 Option III	May 19, 2006	8.40% annual	5 years and 11 months	350.0
Total (Tier II)				**720.0**

14. Investments

The details of investments and the movement of provisions held towards depreciation of investments of the Bank as on March 31, 2008 and March 31, 2007 are given below:

Rupees in million

Particulars	As on March 31, 2008	*As on March 31, 2007*
1. Value of Investments		
(i) Gross value of investments		
a) In India	**1,056,883.5**	*873,108.3*
b) Outside India	**64,358.5**	*45,052.7*
(ii) Provision for depreciation		
a) In India	**(5,719.8)**	*(5,568.1)*
b) Outside India	**(978.7)**	*(14.5)*
(iii) Net value of investments		
a) In India	**1,051,163.7**	*867,540.2*
b) Outside India	**63,379.8**	*45,038.2*
2. Movement of provisions held towards depreciation on investments		
(i) Opening balance	**5,582.6**	*5,066.4*
(ii) Add: Provisions made during the year	**2,622.7**	*948.9*
(iii) Less: Write-off/write back of excess provisions during the year	**(1,506.8)**	*(432.7)*
(iv) Closing balance	**6,698.5**	*5,582.6*



15. Investment in securities, other than government and other approved securities

i) Issuer composition of investments in securities, other than government and other approved securities.

a) The issuer composition of investments of the Bank in securities, other than government and other approved securities as on March 31, 2008 is given below:

Rupees in million

No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2]	Extent of 'unlisted' securities[2,3]
			(a)	(b)	(c)	(d)
1.	PSUs	6,022.8	3,000.0	22.5	—	—
2.	FIs	11,601.6	6,711.0	—	1,656.0	3,426.0
3.	Banks	40,374.6	13,376.2	437.8	7,101.2	5,456.0
4.	Private Corporates	35,542.1	14,345.7	—	10,068.9	6,633.6
5.	Subsidiaries/Joint ventures	88,178.8	3,851.4	—	150.0	150.0
6.	Others	188,582.0	75,586.5	26,358.2	—	—
7.	Provision held towards depreciation	(6,067.9)	—	—	—	—
	Total	364,234.0	116,870.8	26,818.5	18,976.1	15,665.9

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. This excludes investments, amounting to Rs. 3,701.4 million, in preference shares of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada. This also excludes investments in government securities (Rs. 1,402.5 million) of non-Indian origin made by overseas branches.
3. Includes Rs. 1,770.0 million of application money towards bonds issued by banks, which were listed before the Audit Committee Meeting held on April 25, 2008.

b) The issuer composition of investments of the Bank in securities, other than government and other approved securities as on March 31, 2007 is given below:

Rupees in million

No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2]	Extent of 'unlisted' securities[2,3]
			(a)	(b)	(c)	(d)
1.	PSUs	2,850.9	251.0	32.1	—	—
2.	FIs	9,414.3	4,195.3	577.5	2,656.0	2,656.0
3.	Banks	23,069.0	1,124.0	2,082.0	9,172.2	8,694.0
4.	Private Corporates	33,348.1	17,104.8	—	16,522.3	15,031.9
5.	Subsidiaries/Joint ventures	44,005.8	4,821.1	—	150.0	150.0
6.	Others	131,732.4	63,006.5	27,470.5	0.1	—
7.	Provision held towards depreciation	(5,524.4)	—	—	—	—
	Total	238,896.1	90,502.7	30,162.1	28,500.6	26,531.9

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. This excludes investments, amounting to Rs. 4,671.1 million, in preference shares of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada. This also excludes investments in government securities Rs. 2,967.8 million and certificate of deposits Rs. 869.4 million of non-Indian origin made by overseas branches.
3. Includes an amount of Rs. 931.5 million in debentures, which were in the process of being listed.

ii) Non-performing investments in securities, other than government and other approved securities

The movement in gross non-performing investments in securities, other than government and other approved securities for the year ended March 31, 2008 and March 31, 2007 is given below:

Rupees in million

Particulars	Year ended March 31, 2008	Year ended March 31, 2007
Opening balance	**3,083.1**	*2,595.9*
Additions during the year	**851.3**	*916.1*
Reduction during the year	**(244.8)**	*(428.9)*
Closing balance	**3,689.6**	*3,083.1*
Total provisions held	**2,276.3**	*2,045.9*

16. Repurchase transactions

The details of securities sold and purchased under repos and reverse repos during the year ended March 31, 2008 and March 31, 2007 are given below:

Rupees in million

	Minimum outstanding balance during the year	Maximum outstanding balance during the year	Daily average outstanding balance during the year	Balance as on year end
Year ended March 31, 2008				
Securities sold under repurchase transaction	—	101,463.6	34,644.5	24,496.8
Securities purchased under reverse repurchase transaction	—	23,044.2	1,330.2	—
Year ended March 31, 2007				
Securities sold under repurchase transaction	—	55,823.8	17,020.1	4,760.6
Securities purchased under reverse repurchase transaction	—	5,100.1	110.1	—

Note: The above figures do not include securities sold and purchased under Liquidity Adjustment Facility ("LAF") of RBI. The above figures are for Indian branches only.

17. Lending to sensitive sectors

The Bank has lending to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital market and real estate.

The position of lending to capital market is given below:

Rupees in million

		As on March 31, 2008	As on March 31, 2007
	Capital market sector		
i)	Direct investment in equity shares, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt.	**29,240.6**	*12,773.5*
ii)	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds.	**14,324.2**	*7,763.8*

		As on March 31, 2008	As on March 31, 2007
iii)	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security.[1]	423.2	N.A.
iv)	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds. [2]	1,692.3	N.A.
v)	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market markers.[3]	26,342.6	15,160.8
vi)	Loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources.	—	—
vii)	Bridge loans to companies against expected equity flows/issues.	—	—
viii)	Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds.	—	—
ix)	Financing to stockbrokers for margin trading.	—	—
x)	All exposures to Venture Capital Funds (both registered and unregistered).	12,805.2	19,499.7
	Total	**84,828.1**	55,197.8

1 & 2. Revised guideline on capital market exposure is applicable from April 1, 2007. Data up to March 31, 2007 is based on old guidelines.

3. It includes a guarantee of Rs. 3,040.0 million (March 31, 2007: Rs. 3,040.0 million) issued on behalf of a corporate customer to ensure equity capital contribution.

The summary of lending to real estate sector is given below:

Rupees in million

		As on March 31, 2008	As on March 31, 2007
	Real estate sector		
I	**Direct exposure**	**779,388.9**	751,382.9
	i) Residential mortgages,	630,857.6	595,153.0
	of which housing loans upto Rs. 1.5/2.0 million[1]	314,071.6	300,137.0
	ii) Commercial real estate[2]	137,336.2	142,509.8
	iii) Investments in mortgage backed securities (MBS) and other securitised exposure	11,195.1	13,720.1
	a. Residential	11,195.1	13,720.1
	b. Commercial real estate	—	—
II	**Indirect exposure**	**33,613.5**	45,785.0
	Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	20,901.3	30,214.4
	Others	12,712.2	15,570.6
	Total[3]	**813,002.4**	797,167.9

1. Figures as on March 31, 2007 are for housing loans up to Rs. 1.5 million.
2. Commercial real estate exposure include loans given to land and building developers for construction, corporates for their real estate requirements and to individuals/firms/corporates against non-residential premises.
3. Excludes non-banking assets acquired in satisfaction of claims.

forming part of the Accounts *(Contd.)*

18. Details of Single Borrower Limit ("SBL"), Group Borrower Limit ("GBL") exceeded by the Bank

During the year ended March 31, 2008, the Bank had no single borrower and group borrower, which exceeded the prudential exposure limits prescribed by RBI.

19. Risk category-wise country-wise exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank in respect of United Kingdom is 1.81% and United States of America is 1.57% of the total funded assets as on March 31, 2008 (as on March 31, 2007: United Kingdom was 0.98% and United States of America was 0.68%). As the net funded exposure to United Kingdom and United States of America exceeds 1% of total funded assets, the Bank has made a provision of Rs. 245.0 million on country exposure as on March 31, 2008 (Provision as on March 31, 2007: Nil).

Rupees in million

Risk category	Exposure (net) as on March 31, 2008	Provision held as at March 31, 2008	*Exposure (net) as on March 31, 2007*	*Provision held as at March 31, 2007*
Insignificant	**435,312.7**	**245.0**	*277,784.2*	—
Low	**167,234.5**	—	*126,883.7*	—
Moderate	**36,697.3**	—	*20,616.3*	—
High	**4,730.7**	—	*1,565.1*	—
Very High	**22.1**	—	*404.3*	—
Restricted	—	—	—	—
Off-Credit	—	—	—	—
Total	**643,997.3**	**245.0**	*427,253.6*	—
- of which funded	**403,791.3**	—	*308,348.8*	—

20. Advances

The details of movement of gross NPAs, net NPAs and provisions during year ended March 31, 2008 and March 31, 2007 are given in the table below:

Rupees in million

Particulars	Year ended March 31, 2008[3]	*Year ended March 31, 2007*
i) Net NPAs (funded) to Net Advances (%)	**1.55%**	*1.02%*
ii) Movement of NPAs (Gross)		
a) Opening Balance	**41,260.6**	*22,225.9*
b) Additions during the year[1,2]	**36,896.6**	*21,610.0*
c) Reductions during the year[1]	**(2,361.8)**	*(2,575.3)*
d) Closing balance[4]	**75,795.4**	*41,260.6*
iii) Movement of Net NPAs		
a) Opening Balance	**19,920.4**	*10,526.8*
b) Additions during the year[1,2]	**17,616.3**	*11,835.8*
c) Reductions during the year[1]	**(2,631.2)**	*(2,442.2)*
d) Closing balance	**34,905.5**	*19,920.4*
iv) Movement of provisions for NPAs (excluding provisions on standard assets)		
a) Opening Balance[5]	**20,835.9**	*11,427.5*
b) Provisions made during the year[6]	**19,510.7**	*11,179.5*
c) Write-off/write-back of excess provisions	**(913.9)**	*(1,771.1)*
d) Closing balance[5]	**39,432.7**	*20,835.9*

1. Excludes cases added to and deleted from NPAs in the same year with such gross loans amounting to Rs. 2,203.2 million (March 31, 2007: Rs. 7,841.8 million) and such net loans amounting to Rs. 1,968.6 million (March 31, 2007: Rs. 6,770.8 million).
2. The difference between the opening and closing balances of NPAs in retail loans is included in additions during the year.
3. Includes non-performing loans acquired on merger of Sangli Bank.
4. Includes suspended interest and claims received from ECGC/DICGC of Rs. 1,457.2 million (March 31, 2007: Rs. 504.3 million) on working capital loan.
5. Excludes technical write-off amounting to Rs. 6,076.1 million (March 31, 2007: Rs. 6,230.5 million) and suspended interest and claims received from ECGC/DICGC of Rs. 1,457.2 million (March 31, 2007: Rs. 504.3 million).
6. Net of reduction in provisions due to sale of retail non-performing assets.

There was no change in the floating provision of Rs. 2,841.7 million, which is included in the total NPA provision.

21. Financial assets transferred during the year to securitisation company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Company (India) Limited (ARCIL) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by the underlying trusts managed by ARCIL, the security receipts are valued at their respective NAVs as advised by the ARCIL. The details of the assets transferred during the year ended March 31, 2008 and March 31, 2007 are given in the table below:

Rupees in million, except no. of accounts

		Year ended March 31, 2008	*Year ended March 31, 2007*
A.	No. of accounts	**18,480**	*19*
B.	Aggregate value (net of provisions) of accounts sold to SC/RC	**9,344.5**	*8,169.6*
C.	Aggregate consideration	**9,408.2**	*8,024.7*
D.	Additional consideration realised in respect of accounts transferred in earlier years[1]	**—**	*—*
E.	Aggregate gain/(loss) over net book value	**63.7**	*(144.9)*

1. During the year ended March 31, 2008, ARCIL fully redeemed security receipts of Nil trusts. The Bank realised Rs. Nil over the gross book value in respect of these trusts (March 31, 2007: Rs. 849.0 million). The Bank also realised an additional amount of Rs. Nil over the gross book value in respect of security receipts already redeemed. Further, the Bank has realised an additional amount of Rs. 7.7 million (March 31, 2007: Rs. 43.5 million) over the gross book value in respect of security receipts not fully redeemed as on March 31, 2008. During the year ended March 31, 2008 security receipts of net book value amounting to Rs. 4,777.9 million were sold to ARCIL at a sale consideration of Rs. 4,820.0 million. The net loss on this transaction was Rs. 100.6 million and provision release was Rs. 142.7 million.

22. Provisions on standard assets

During the year ended March 31, 2007, RBI increased the requirement of general provisioning to 2% on standard loans relating to personal loans, loans and advances qualifying as capital market exposure, credit card receivables, advances to non-deposit taking systemically important non-banking financial companies (NBFCs) and commercial real estate loans. On standard loans for residential housing beyond Rs. 2.0 million, the provisioning requirement was increased to 1% from the earlier level of 0.4%. In accordance with the revised RBI guidelines, a general provision of Rs. 1,590.0 million has been made during the year ended March 31, 2008 (March 31, 2007: Rs. 7,310.0 million). The provision on standard assets held by the Bank in accordance with RBI guidelines was Rs. 14,550.3 million (including Rs. 12.0 million transferred on account of merger of the Sangli Bank Limited effective April 19, 2007) at March 31, 2008 (March 31, 2007: Rs. 12,948.3 million).

23. Provisions and contingencies

The break-up of 'Provisions and contingencies' included in the profit and loss account is given below:

Rupees in million

	Year ended March 31, 2008	*Year ended March 31, 2007*
Provisions for depreciation of investments	**622.6**	*419.4*
Provision towards non-performing assets	**25,419.9**	*14,283.0*
Provision towards standard assets	**1,590.0**	*7,310.0*
Provision towards income tax[1]	**8,953.7**	*5,348.2*
Provision towards wealth tax	**30.0**	*30.0*
Other provision and contingencies	**1,413.3**	*251.3*

1. Includes fringe benefit tax amounting to Rs. 392.0 million and creation of net deferred tax asset amounting to Rs. (7,133.6) million.

24. Information in respect of restructured assets

Details of loan assets subjected to restructuring are given below:

Rupees in million

Particulars	Year ended March 31, 2008			*Year ended March 31, 2007*		
	No.	**Amount**	**Interest Sacrifice**	*No.*	*Amount*	*Interest Sacrifice*
i) Total amount of loan assets subjected to restructuring, rescheduling, renegotiation	**4**	**16,757.4**[1]	—	5	527.2	—
of which under CDR	**2**	**1,013.7**	—	*3*	273.8	—
ii) The amount of standard assets subjected to restructuring, rescheduling, renegotiation	**3**	**15,795.3**[1]	—	*4*	405.3	—
of which under CDR	**2**	**1,013.7**	—	*3*	273.8	—
iii) The amount of sub-standard assets subjected to restructuring, rescheduling, renegotiation	**1**	**962.1**	—	*1*	121.9	—
of which under CDR	—	—	—	—	—	—
iv) The amount of doubtful assets subjected to restructuring, rescheduling, renegotiation	—	—	—	—	—	—
of which under CDR	—	—	—	—	—	—

1. Includes cases where terms and conditions of the restructuring are being finalised.

Above details exclude cases that were approved by Corporate Debt Restructuring (CDR) forum and disclosed in earlier years by the Bank and in which certain terms and conditions have been modified by CDR Forum during the current year.

During the year ended March 31, 2008, there has been no debt restructuring for small and medium enterprises.

25. Details of non-performing assets purchased/sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in terms of the guidelines issued by RBI circular no. DBOD.No.BP. BC.16/21.04.048/2005-06 dated July 13, 2005 on such sale.

Rupees in million

Particulars	**Year ended March 31, 2008**	*Year ended March 31, 2007*
A. No. of accounts	**12,545**	—
B. Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	**515.3**	—
C. Aggregate consideration	**499.4**	—
D. Aggregate gain/(loss) over net book value	**(15.9)**	—

26. Fixed Assets

Fixed assets include software acquired by the Bank. The movement in software is given below:

Rupees in million

Particulars	**Year ended March 31, 2008**	*Year ended March 31, 2007*
At cost as on March 31st of preceding year	**3,216.4**	*2,852.7*
Additions during the year	**1,235.4**	*455.9*
Deductions during the year	**(3.0)**	*(92.2)*
Depreciation to date	**(2,847.4)**	*(2,385.9)*
Net block	**1,601.4**	*830.5*



27. Assets given on lease

There are no assets given under operating lease as at March 31, 2008 and March 31, 2007.

27.1 Assets under finance lease

The details of finance leases are given below:

Rupees in million

Particulars	As on March 31, 2008	*As on March 31, 2007*
Total of future minimum lease receipts	**353.7**	*617.3*
Present value of lease receipts	**325.6**	*548.8*
Unmatured finance charges	**28.1**	*68.5*
Maturity profile of future minimum lease receipts		
– Not later than one year	**213.3**	*323.4*
– Later than one year and not later than five years	**140.4**	*293.9*
– Later than five years	**—**	*—*
Total	**353.7**	*617.3*

27.2 Maturity profile of present value of lease rentals

The details of maturity profile of present value of finance lease receipts are given below:

Rupees in million

Particulars	As on March 31, 2008	*As on March 31, 2007*
Not later than one year	**193.0**	*282.6*
Later than one year and not later than five years	**132.6**	*266.2*
Later than five years	**—**	*—*
Total	**325.6**	*548.8*

28. Early Retirement Option ("ERO")

The Bank had implemented an Early Retirement Option Scheme 2003 for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO.

The ex-gratia payments under ERO, terminations benefits and leave encashment in excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million is being amortised over a period of five years commencing August 1, 2003 (the date of retirement of employees exercising the Option being July 31, 2003).

On account of the above ERO scheme, an amount of Rs. 384.0 million (March 31, 2007: Rs. 384.0 million) has been charged to revenue being the proportionate amount amortised for the year ended March 31, 2008.

29. Provision for income tax

The provision for income tax (including deferred tax and fringe benefit tax) for the year ended March 31, 2008 amounted to Rs. 8,953.7 million (March 31, 2007: Rs. 5,348.2 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all international transactions are at arm's length so that the above legislation will not have material impact on the financial statements.

30. Deferred tax

As on March 31, 2008 the Bank has recorded net deferred tax asset of Rs. 13,233.9 million (March 31, 2007: Rs. 6,099.6 million), which has been included in other assets.

The break-up of deferred tax assets and liabilities into major items is given below:

Rupees in million

	As on March 31, 2008	As on March 31, 2007
Deferred Tax Asset		
Provision for bad and doubtful debts	18,043.3	11,758.5
Capital loss	—	—
Others	1,409.9	884.0
Total Deferred Tax Assets	19,453.2	12,642.5
Deferred Tax Liability		
Depreciation on fixed assets	6,220.5	6,543.3
Others	—	—
Total Deferred Tax Liability	6,220.5	6,543.3
Deferred tax asset pertaining to foreign branches	1.2	0.4
Total net deferred tax asset/(liability)	13,233.9	6,099.6

31. Dividend distribution tax

For the purpose of computation of dividend distribution tax on the proposed dividend, the Bank has reduced the dividend distribution tax on dividend received from its Indian subsidiaries as per the amendment to section 115-O of the Income Tax Act, 1961 vide Finance Bill, 2008, read with Section 294 of the Income Tax Act, 1961.

32. Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes, whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury middle office conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the investment policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group ("RMG") lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board ("RCB") reviews the Bank's risk management policy in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and compliance issues in relation thereto. The RCB comprises of independent directors and the Managing Director and CEO.

Risk monitoring of the derivatives portfolio other than credit derivatives is done on a daily basis. Risk monitoring of the credit derivatives portfolio is done on a monthly basis. The Bank measures and monitors risk using Value-at-Risk ("VAR") approach and the relevant sensitivity measures for options. Risk reporting on derivatives forms an integral part of the management information system and the marked to market position and the VAR of the derivatives portfolio other than credit derivatives is reported on a daily basis. The marked to market position and VAR on the credit derivatives portfolio is reported on a monthly basis.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee ("ALCO"). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers' Association of India guidelines. Derivative transactions are covered under International Swap Dealers Association ("ISDA") master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines and is marked against the credit limits approved for the respective counter parties.




Rupees in million

Sr. No.	Particulars	As on March 31, 2008 Currency derivatives[1]	Interest rate derivatives[2]
1.	**Derivatives (Notional principal amount)[3]**		
	a) For hedging	**27,056.3**	**206,265.5**
	b) For trading	**993,177.9**	**6,318,496.0**
2.	**Marked to market positions[4]**		
	a) Asset (+)	**30,085.1**	**184.5**
	b) Liability (-)	**—**	**—**
3.	**Credit exposure[5]**	**109,607.8**	**83,103.4**
4.	**Likely impact of one percentage change in interest rate (100*PV01)[6]**		
	a) On hedging derivatives[7]	**559.5**	**8,879.2**
	b) On trading derivatives	**1,777.8**	**2,270.7**
5.	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[7]		
	Maximum	**(11.6)**	**(4,268.4)**
	Minimum	**(714.7)**	**(9,467.8)**
	b) On trading		
	Maximum	**(313.2)**	**2,809.2**
	Minimum	**(1,870.9)**	**464.9**

1. Options and cross currency interest rate swaps are included in currency derivatives.
2. Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.
3. Excludes notional amount of options sold for Rs. 597,333.2 million.
4. For trading portfolio including accrued interest. Represents net positions.
5. Includes accrued interest.
6. Amounts given are absolute values.
7. The swap contracts entered for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

Rupees in million

Sr. No	Particulars	As on March 31, 2007 Currency derivatives[1]	Interest rate derivatives[2]
1.	**Derivatives (Notional principal amount)[3]**		
	a) For hedging	**1,441.0**	**145,066.4**
	b) For trading	**730,931.6**	**2,794,743.1**
2.	**Marked to market positions[4]**		
	a) Asset (+)	**5,044.8**	**1,828.6**
	b) Liability (-)	**—**	**—**
3.	**Credit exposure**	**40,376.0**	**42,433.4**
4.	**Likely impact of one percentage change in interest rate (100*PV01)[5]**		
	a) On hedging derivatives[6]	**12.5**	**5,031.7**
	b) On trading derivatives	**683.7**	**684.8**
5.	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[6]		
	Maximum	**—**	**(1,098.1)**
	Minimum	**(14.5)**	**(5,031.9)**
	b) On trading		
	Maximum	**1,934.0**	**1,965.5**
	Minimum	**(847.8)**	**(369.5)**

1. Options and cross currency interest rate swaps are included in currency derivatives.
2. Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.
3. Excludes notional amount of options sold for Rs. 444,221.2 million.
4. For trading portfolio excluding accrued interest. Represents net positions.
5. Amounts given are absolute values.
6. The swap contracts entered for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

forming part of the Accounts *(Contd.)*

The Bank deals in credit derivative instruments including credit default swaps, credit linked notes, collateralised debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2008 was Rs. 12,231.2 million in funded instruments and Rs. 50,568.5 million in non-funded instruments which includes Rs. 200.6 million of protection bought by the Bank. The mark- to- market loss as on March 31, 2008 on the above portfolio was Rs. 5,870.6 million, which has been provided for through the profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realised losses during the year ended March 31, 2008 was a net loss of Rs. 6,848.3 million.

The credit derivatives are marked to market by the Bank based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and FIMMDA.

The Bank offers deposits to customers of its offshore branches with structured returns linked to interest, forex or equity benchmarks. The Bank covers these exposures in the inter-bank market. As on March 31, 2008, the net open position on this portfolio was Rs. 4.0 million with mark-to-market of Rs. 0.1 million as on that date, which has been provided for through profit and loss account.

The notional principal amount of forex contracts classified as hedging amounted to Rs. 393,701.5 million (March 31, 2007: Rs. 288,639.6 million).

The notional principal amount of forex contracts classified as trading amounted to Rs. 2,678,010.8 million (March 31, 2007: Rs. 1,042,920.8 million).

The net overnight open position at March 31, 2008 was Rs. 2,584.5 million (March 31, 2007: Rs. 1,279.7 million).

33. Forward rate agreement ("FRA")/Interest rate swaps ("IRS")

The details of the forward rate agreements/interest rate swaps are given below:

Rupees in million

	Particulars	As on March 31, 2008	*As on March 31, 2007*
i)	The notional principal of rupee swap agreements[1]	**5,618,122.6**	*2,389,261.3*
ii)	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement	**37,181.6**	*37,605.4*
iii)	Collateral required by the Bank upon entering into swaps	—	—
iv	Concentration of credit risk arising from the rupee swaps[2]	**307.5**	*657.9*
v)	The fair value of rupee trading swap book[3]	**(120.9)**	*1,111.4*

1. Notional principal of swap agreements includes both hedge and trading portfolio.
2. Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter-party.
3. Fair value represents dirty mark-to-market.

34. Exchange traded interest rate derivatives

The details of exchange traded interest rate derivatives are given below:

Rupees in million

	Particulars	As on March 31, 2008	*As on March 31, 2007*
i)	Notional principal amount of exchange traded interest rate derivatives undertaken during the year (instrument-wise)		
	a) Euro dollar futures	—	—
	b) Treasury note futures – 10 years	**7,021.0**	*22,476.0*
	c) Treasury note futures – 5 years	**4,557.6**	*3,399.0*
	d) Treasury note futures – 2 years	**1,380.1**	*N.A.*
ii)	Notional principal amount of exchange traded interest rate derivatives outstanding (instrument-wise)		
	a) Euro dollar futures	—	—
	b) Treasury note futures – 10 years	—	*652.1*
	c) Treasury note futures – 5 years	—	*130.4*
	d) Treasury note futures – 2 years	—	—
iii)	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective " (instrument-wise)	**N.A.**	*N.A.*
iv)	Mark-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective" (instrument-wise)	**N.A.**	*N.A.*

Note: All the transactions in exchange traded derivatives have been entered into by foreign branches for trading portfolio.



35. Penalties/fines imposed by RBI and other regulatory bodies

There were no penalties imposed by RBI during the year ended March 31, 2008 (March 31, 2007: Rs. Nil).

Securities and Futures Commission (SFC), Hong Kong had charged the Bank with carrying on the business of dealing in securities in Hong Kong without having a license to do so. Pursuant to the charges preferred vide issue of summons on March 30, 2007 and the submissions of SFC and the Bank, the Eastern Magistrate's Court, Hong Kong, on April 10, 2007, fined the Bank a sum of HKD 40,000 (Rs. 0.2 million) and required the Bank to reimburse investigation costs to SFC.

36. Premium amortisation

As per general clarification from RBI dated July 11, 2007 on circular DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, the Bank has deducted the amortisation of premium on government securities from "Income on investment" in Schedule 13, which was earlier included in "Profit/(Loss) on revaluation of investments (net)" in Schedule 14.

37. Small and micro industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises. There have been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments.

38. Farm loan waiver

The Union Finance Minister, in his budget proposal for Financial Year 2008-09, announced a debt relief scheme for farmers, which would cover agricultural loans disbursed by scheduled commercial banks, regional rural banks and co-operative credit institutions up to March 31, 2007, overdue as on December 31, 2007 and which remained unpaid upto February 28, 2008. The Bank has not considered any expected receipts and has retained provisions on all eligible loans as per its current provisioning norms, pending the quantification and acceptance of its claims as per guidelines of the debt relief scheme.

39. Disclosure of complaints

The movement of the outstanding numbers of complaints is given below:

	Particulars	**Year ended March 31, 2008**[1]	*Year ended March 31, 2007*
a)	No. of complaints pending at the beginning of the year	**579**	*777*
b)	No. of complaints received during the year	**185,431**	*35,462*
c)	No. of complaints redressed during the year	**184,147**	*35,660*
d)	No. of complaints pending at the end of the year	**1,863**	*579*

1. Includes,
a) complaints received via customer service touch points (phone banking) with effect from October 1, 2007,
b) complaints received through e-mail with effect from April 1, 2007.
c) The number of complaints are not comparable with the previous year due to the implementation of the above complaint tracking mechanism during the year.

The details of awards during the year is given below:

	Particulars	**Year ended March 31, 2008**	*Year ended March 31, 2007*
a)	No. of unimplemented awards at the beginning of the year	**4**[1]	*0*
b)	No. of awards passed by the Banking Ombudsmen during the year	**7**	*7*
c)	No. of awards implemented during the year	**6**	*3*
d)	No. of unimplemented awards at the end of the year	**1**	*4*

1. The 4 awards pending as on March 31, 2007, had become null and void, as customers did not accept them.

40. Change in estimate in the retail agriculture loan portfolios provisioning

During the year, the Bank has changed its basis of estimating provisions in respect of certain retail agriculture loan portfolios. The impact of the change on the profit after tax for the year ended March 31, 2008 is not significant.

forming part of the Accounts *(Contd.)*

41. Comparative figures

Figures for the previous year have been regrouped wherever necessary, to conform to the current year's presentation.

Signatures to Schedules 1 to 19

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

SANDEEP BATRA
Group Compliance Officer
& Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

CHARANJIT ATTRA
General Manager &
Chief Accountant

Place : Mumbai
Date : April 26, 2008

ICICI Bank Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

Sr. No.	Name of the subsidiary company	Financial year of the subsidiary ended on	No. of equity shares held by ICICI Bank and/or its nominees in the subsidiary as on March 31, 2008	Extent of interest of ICICI Bank in capital of subsidiary	Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank and is not dealt with in the accounts of ICICI Bank[1] (Rupees in '000s)		Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank dealt with or provided for in the accounts of ICICI Bank[2] (Rupees in '000s)	
					for the financial year ended March 31, 2008	for the previous financial years of the subsidiary since it became a subsidiary	for the financial year ended March 31, 2008	for the previous financial years of the subsidiary since it became a subsidiary
1	ICICI Securities Primary Dealership Limited[3]	March 31, 2008	16,210 equity shares of Rs. 100,000 each fully paid up	100.0%	716,026	3,909,748	680,820	4,746,710
2	ICICI Securities Limited[3,4,5]	March 31, 2008	305,353,500 equity shares of Rs. 2 each, fully paid up	100.0%	538,967	542,079	958,810	717,649
3	ICICI Securities Holdings Inc.[5]	March 31, 2008	10,700,000 common stock of USD 1 each fully paid up held by ICICI Securities Limited	—	(2,204)	(23,507)	Nil	Nil
4	ICICI Securities Inc.[5]	March 31, 2008	10,050,000 common stock of USD 1 each fully paid up held by ICICI Securities Holdings Inc.	—	(195,522)	(45,215)	Nil	15,635
5	ICICI Venture Funds Management Company Limited	March 31, 2008	1,000,000 equity shares of Rs. 10 each fully paid up	100.0%	179,040	742,785	725,000	1,775,979
6	ICICI International Limited[6]	March 31, 2008	90,000 ordinary shares of US$ 10 each fully paid up	100.0%	12,169	11,153	Nil	15,782
7	ICICI Home Finance Company Limited	March 31, 2008	783,750,000 equity shares of Rs. 10 each fully paid up	100.0%	272,502	689,645	431,334	615,765
8	ICICI Trusteeship Services Limited	March 31, 2008	50,000 equity shares of Rs. 10 each fully paid up	100.0%	386	1,238	Nil	Nil
9	ICICI Investment Management Company Limited	March 31, 2008	10,000,700 equity shares of Rs. 10 each fully paid up	100.0%	6,290	27,665	Nil	Nil
10	ICICI Prudential Life Insurance Company Limited	March 31, 2008	1,034,958,845 equity shares of Rs. 10 each fully paid up	73.9%	(10,305,329)	(11,254,451)	Nil	Nil
11	ICICI Lombard General Insurance Company Limited	March 31, 2008	278,610,000 equity shares of Rs.10 each fully paid up	73.8%	323,063	630,124	436,451	788,868
12	ICICI Bank UK PLC.[6]	March 31, 2008	445,000,000 ordinary shares of USD 1 each and 50,000 ordinary shares of 1 GBP each	100.0%	1,380,655	2,066,885	166,104	369,068
13	ICICI Bank Canada[7,10]	December 31, 2007	267,000,000 common shares of Canadian Dollar (CAD) 1 each	100.0%	111,522	(542,555)	Nil	Nil
14	ICICI Bank Eurasia Limited Liability Company[8,10]	December 31, 2007	Not Applicable#	100.0%	(73,520)	15,237	Nil	Nil
15	ICICI Prudential Asset Management Company Limited	March 31, 2008	9,002,573 equity shares of Rs. 10 each, fully paid up	51.0%	229,680	135,485	189,054	239,189
16	ICICI Prudential Trust Limited	March 31, 2008	51,157 equity shares of Rs. 10 each, fully paid up	50.8%	122	306	Nil	256
17	ICICI Wealth Management Inc.[7,9,10]	December 31, 2007	100,000 common shares of Canadian Dollar (CAD) 1 each held by ICICI Bank Canada	—	(20,211)	Nil	Nil	Nil

\# The shares in the authorised capital of ICICI Bank Eurasia Limited Liability Company is registered without issue of equity shares due to the legal form of the subsidiary.

1. The above companies (other than ICICI Bank UK PLC., ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited and ICICI Wealth Management Inc.) which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of the Bank consequent to the merger of erstwhile ICICI Limited with ICICI Bank.
2. The amount received by erstwhile ICICI Limited upto March 29, 2002 as dividend has also been included in the reserves of ICICI Bank.
3. During the year ended March 31, 2008, ICICI Bank acquied all the shares of ICICI Securities Limited from ICICI Securities Primary Dealership Limited and ICICI Equity Fund.
4. Effective October 1, 2006, ICICI Web Trade Limited has merged with ICICI Securities Limited, a subsidiary of the Bank. Accordingly, the profit of ICICI Securities Limited for the previous financial years includes the profit of erstwhile ICICI Web Trade.
5. ICICI Securities Holdings Inc. is a wholly-owned subsidiary of ICICI Securities Limited, ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc.
6. The profits/(losses) of ICICI Bank UK PLC. and ICICI International Limited for the year ended March 31, 2008 have been translated into Indian Rupees at the rate of 1 USD = Rs. 40.2676.
7. The profits/(losses) of ICICI Bank Canada and ICICI Wealth Management Inc. for the year ended December 31, 2007 have been translated into Indian Rupees at the rate of 1 CAD = Rs. 38.8577.
8. The profits/(losses) of ICICI Bank Eurasia Limited Liability Company for the year ended December 31, 2007 have been translated into Indian Rupees at the rate of 1 RUB = Rs. 1.5967.
9. ICICI Wealth Management Inc. is a wholly-owned subsidiary of ICICI Bank Canada.
10. The information furnished for ICICI Bank Canada and ICICI Wealth Management Inc. and ICICI Bank Eurasia Limited Liability Company is from the period January 1, 2007 to December 31, 2007, being their financial year. Please find below key financial parameters of these companies as on March 31, 2008 and their movement from December 31, 2007 levels.

Rupees in '000s

Particulars	ICICI Bank Canada			ICICI Wealth Management Inc.			ICICI Bank Eurasia Limited Liability Company		
	As on March 31, 2008	As on December 31, 2007	Movement	As on March 31, 2008	As on December 31, 2007	Movement	As on March 31, 2008	As on December 31, 2007	Movement
Fixed assets	72,620	86,031	(13,411)	459	436	23	70,975	60,244	10,731
Investments	58,871,392	31,840,537	27,030,856	—	—	—	4,188,789	5,424,268	(1,235,479)
Advances	91,668,783	76,042,497	15,626,286	—	—	—	17,796,054	16,623,840	1,172,214
Borrowings[a]	(7,695,049)	—	(7,695,049)	—	—	—	21,059,310	26,294,822	(5,235,512)

a. Since it is not possible to identify the amount borrowed to meet its current liabilities, the amount shown above represents the total borrowings.
b. The financial parameters of ICICI Bank Canada and ICICI Wealth Management Inc. have been translated into Indian Rupees at 1 CAD = Rs. 39.3175 for the year ended March 31, 2008 and 1 CAD = Rs. 40.2350 for the year ended December 31, 2007.
c. The financial parameters of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at 1 RUB =Rs. 1.6989 for the year ended March 31, 2008 and 1 RUB = Rs. 1.6092 for the year ended December 31, 2007.

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

Place : Mumbai
Date : April 26, 2008

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

CHARANJIT ATTRA
General Manager & Chief Accountant


ICICI Bank

Consolidated financial statements of ICICI Bank Limited and its subsidiaries

auditors' report

To the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries, Associates and Joint Ventures.

1. We have audited the attached consolidated Balance Sheet of ICICI Bank Limited ('the Bank') and its subsidiaries, associates and joint ventures (collectively known as 'the Group') as at March 31, 2008 and also the consolidated Profit and Loss Account and the consolidated Cash Flow Statement of the Group for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Bank's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements and other financial information of certain subsidiaries which have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors. The attached consolidated financial statements include assets of Rs 593,092.7 million as at March 31, 2008, revenues of Rs 72,214.2 million and cash flows amounting to Rs 54,095.6 million in respect of the aforementioned subsidiaries for the year then ended. We also did not audit the financial statements of the Singapore and Bahrain branches of the Bank, whose financial statements reflect total assets of Rs 563,636.6 million as at March 31, 2008, total revenues of Rs 33,481.8 million and cash flows amounting to Rs 5,946.0 million for the year then ended. These financial statements have been audited by another auditor, duly qualified to act as auditors in the country of incorporation of the branch, whose report has been furnished to us, and was relied upon by us for our opinion on the financial statements of the Bank.

4. We have relied on the unaudited financial statements of certain subsidiaries, associates and joint ventures for the year ended March 31, 2008. These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the management of the Bank. The attached annual consolidated financial results include assets of Rs 111,155.2 million as at March 31, 2008 and revenues of Rs 9,009.1 million and cash flows amounting to Rs (3,629.9) million in respect of the aforementioned unaudited subsidiaries for the year then ended, assets of Rs 1,461.8 million as at March 31, 2008, revenues of Rs 2,453.9 million and cash flows amounting to Rs 244.9 million in respect of the aforementioned unaudited associates for the year then ended and assets of Rs 120.7 million as at March 31, 2008, revenues of Rs 159.6 million and cash flows amounting to Rs (17.3) million in respect of the aforementioned joint ventures for the year then ended.

5. The actuarial valuation of liabilities for policies in force and claims Incurred But Not Reported ('IBNR') and those Incurred But Not Enough Reported ('IBNER') is the responsibility of the Appointed Actuary ('the Appointed Actuary') in case of the insurance subsidiaries. The actuarial valuation of liabilities for policies in force and claims Incurred But Not Reported ('IBNR') and those Incurred But Not Enough Reported ('IBNER') as at March 31, 2008 has been duly certified by the Appointed Actuary. The Appointed Actuary has also certified that the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority ('IRDA') and the Actuarial Society of India in concurrence with the IRDA. We have relied upon the Appointed Actuary's certificate in this regard.

6. We report that the consolidated financial statements have been prepared by the Bank's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for investments in associates in consolidated financial statements and Accounting Standard 27, Financial Reporting of interests in Joint Ventures prescribed by the Companies (Accounting Standards) Rules, 2006.

7. Based on our audit and to the best of our information and according to the explanations given to us and on consideration of reports of other auditors on separate financial statements and on the consideration of the unaudited financial statements and on other relevant financial information of the components, we are of the opinion that the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   a) in the case of the consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2008;

   b) in the case of the consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

   c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For BSR & Co.
Chartered Accountants

Akeel Master
Partner
Membership No.: 046768

Mumbai
26 April 2008

consolidated balance sheet

ICICI Bank as on March 31, 2008 (Rs. in '000s)

	Schedule	As on 31.03.2008	*As on 31.03.2007*
CAPITAL AND LIABILITIES			
Capital	1	**14,626,786**	*12,493,437*
Reserves and surplus	2	**436,095,477**	*230,656,945*
Minority interest	2A	**7,311,906**	*5,095,649*
Deposits	3	**2,769,832,312**	*2,486,136,330*
Borrowings	4	**845,660,530**	*616,595,356*
Liabilities on policies in force		**268,114,077**	*148,418,907*
Other liabilities and provisions	5	**514,524,771**	*443,950,564*
TOTAL CAPITAL AND LIABILITIES		**4,856,165,859**	*3,943,347,188*
ASSETS			
Cash and balance with Reserve Bank of India	6	**298,007,509**	*192,410,383*
Balances with banks and money at call and short notice	7	**155,279,264**	*204,480,919*
Investments	8	**1,600,467,579**	*1,206,166,898*
Advances	9	**2,514,016,693**	*2,113,994,413*
Fixed assets	10	**46,783,548**	*43,401,487*
Other assets	11	**241,611,266**	*182,893,088*
TOTAL ASSETS		**4,856,165,859**	*3,943,347,188*
Contingent liabilities	12	**12,505,952,159**	*6,736,116,955*
Bills for collection		**42,908,137**	*40,553,879*
Significant accounting policies and notes to accounts	18 & 19		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For BSR & Co.
Chartered Accountants

AKEEL MASTER
Partner
Membership No.: 046768

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

CHARANJIT ATTRA
General Manager & Chief Accountant

Place : Mumbai
Date : April 26, 2008

consolidated profit and loss account

for the year ended March 31, 2008 (Rs. in '000s)

	Schedule	Year ended 31.03.2008	Year ended 31.03.2007
I. INCOME			
Interest earned	13	**340,949,565**	*240,025,455*
Other income	14	**259,581,255**	*173,612,467*
TOTAL INCOME		**600,530,820**	*413,637,922*
II. EXPENDITURE			
Interest expended	15	**257,669,754**	*176,757,193*
Operating expenses	16	**270,434,081**	*180,132,128*
Provisions and contingencies	17	**41,274,341**	*30,414,589*
TOTAL EXPENDITURE		**569,378,176**	*387,303,910*
III. PROFIT/(LOSS)			
Net profit for the year		**31,152,644**	*26,334,012*
Less: Minority interest		**(2,829,656)**	*(1,272,330)*
Net profit/(loss) after minority interest		**33,982,300**	*27,606,342*
Profit/(loss) brought forward		**(73,672)**	*(2,435,605)*
TOTAL PROFIT/(LOSS)		**33,908,628**	*25,170,737*
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		**10,400,000**	*7,800,000*
Transfer to Reserve Fund		**3,138**	*1,168*
Transfer to Capital Reserve		**1,270,000**	*1,210,000*
Transfer to Special Reserve		**1,892,500**	*4,677,098*
Transfer to Revenue and other reserves		**491,080**	*593,416*
Proposed equity share dividend		**12,277,018**	*9,085,370*
Proposed preference share dividend		**35**	*35*
Corporate dividend tax		**2,078,023**	*1,877,322*
Balance carried over to Balance Sheet		**5,496,834**	*(73,672)*
TOTAL		**33,908,628**	*25,170,737*
Significant accounting policies and notes to accounts	18 & 19		
Earnings per share (Refer Note 19.3)			
Basic (Rs.)		**32.19**	*30.92*
Diluted (Rs.)		**32.00**	*30.75*
Face value per share (Rs.)		**10.00**	*10.00*

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For BSR & Co.
Chartered Accountants

AKEEL MASTER
Partner
Membership No.: 046768

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

CHARANJIT ATTRA
General Manager & Chief Accountant

Place : Mumbai
Date : April 26, 2008

consolidated cash flow statement

ICICI Bank for the year ended March 31, 2008 (Rs. in '000s)

Particulars		Year ended 31.03.2008	Year ended 31.03.2007
Cash flow from operating activities			
Net profit before taxes		**45,079,134**	*35,247,100*
Adjustments for:			
Depreciation and amortisation		**8,721,642**	*8,346,161*
Net (appreciation)/depreciation on investments		**14,493,875**	*12,160,982*
Provision in respect of non-performing assets (including prudential provision on standard assets)		**27,723,909**	*22,082,234*
Provision for contingencies & others		**1,723,502**	*307,652*
(Profit)/loss on sale of fixed assets		**(613,379)**	*(351,246)*
		97,128,683	*77,792,883*
Adjustments for:			
(Increase)/decrease in investments		**(132,276,092)**	*(173,187,373)*
(Increase)/decrease in advances		**(423,725,121)**	*(565,891,731)*
Increase/(decrease) in borrowings		**100,659,704**	*96,294,679*
Increase/(decrease) in deposits		**270,566,682**	*761,626,500*
(Increase)/decrease in other assets		**(40,067,589)**	*(27,065,243)*
Increase/(decrease) in other liabilities and provisions		**173,249,913**	*111,407,820*
		(51,592,503)	*203,184,652*
(Payment)/refund of taxes (net)		**(23,865,900)**	*(21,192,739)*
Net cash flow from operating activities	(A)	**21,670,280**	*259,784,796*
Cash flow from investing activities			
Purchase of fixed assets		**(13,779,728)**	*(8,652,868)*
Proceeds from sale of fixed assets		**1,100,906**	*1,759,850*
(Purchase)/sale of held to maturity securities		**(278,393,897)**	*(204,006,388)*
Net cash generated from investing activities	(B)	**(291,072,719)**	*(210,899,407)*
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs) net of issue expense		**197,945,383**	*2,055,383*
Net proceeds/(repayment) of bonds (including subordinated debts)		**138,335,874**	*172,962,927*
Dividend and dividend tax paid		**(11,124,591)**	*(9,072,081)*
Net cash generated from financing activities	(C)	**325,156,666**	*165,946,229*
Effect of exchange fluctuation on translation reserve	(D)	**(1,721,319)**	*(491,265)*
Net cash and cash equivalents received from The Sangli Bank Limited on amalgamation	(E)	**2,362,563**	—
Net increase/(decrease) in cash and cash equivalents	(A) + (B) + (C) + (D) + (E)	**56,395,471**	*214,340,353*
Cash and cash equivalents as at April 1		**396,891,302**	*182,550,949*
Cash and cash equivalents as at March 31		**453,286,773**	*396,891,302*

Significant Accounting Policies and Notes to Accounts (refer Schedule 18 & 19).

The Schedules referred to above form an integral part of the consolidated balance sheet

As per our Report of even date

For BSR & Co.
Chartered Accountants

AKEEL MASTER
Partner
Membership No.: 046768

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

Place : Mumbai
Date : April 26, 2008

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

CHARANJIT ATTRA
General Manager & Chief Accountant

forming part of the Consolidated Balance Sheet (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 1 — CAPITAL		
Authorised Capital		
1,275,000,000 equity shares of Rs. 10 each (March 31, 2007: 1,000,000,000 equity shares of Rs. 10 each)	**12,750,000**	*10,000,000*
15,000,000 preference shares of Rs. 100 each (March 31, 2007: 55,000,000 preference shares of Rs. 100 each)[1]	**1,500,000**	*5,500,000*
350 preference shares of Rs. 10 million each (March 31, 2007: 350 preference shares of Rs. 10 million each)	**3,500,000**	*3,500,000*
Equity Share Capital		
Issued, subscribed and paid-up capital 899,266,672 equity shares of Rs. 10 each (March 31, 2007: 889,779,621 equity shares)	**8,992,667**	*8,897,796*
Add: 3,455,008 equity shares of Rs. 10 each fully paid up issued to shareholders of erstwhile Sangli Bank Limited	**34,550**	—
Add: 108,598,626 equity shares of Rs.10 each fully paid up issued vide prospectus dated June 26, 2007 (includes 13,762,869 shares issued under green shoe option)	**1,085,986**	—
Add: 99,898,476 equity shares of Rs. 10 each fully paid up underlying 49,949,238 American Depository Shares (ADSs) issued vide prospectus dated June 23, 2007 (includes 6,497,462 ADSs issued under green shoe option)	**998,985**	—
Add: 1,468,713 equity shares of Rs. 10 each fully paid up (March 31, 2007: 9,487,051 equity shares) issued pursuant to exercise of employee stock options	**14,687**	*94,871*
	11,126,875	*8,992,667*
Less: Calls unpaid	**859**	—
Add: 111,603 equity shares forfeited (March 31, 2007: 111,603 equity shares)	**770**	*770*
TOTAL EQUITY CAPITAL	**11,126,786**	*8,993,437*
Preference Share Capital (Represents face value of 350 preference shares of Rs. 10 million each issued to preference shareholders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018)	**3,500,000**	*3,500,000*
TOTAL CAPITAL	**14,626,786**	*12,493,437*

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions for the time being in that behalf.

ICICI Bank forming part of the Consolidated Balance Sheet (Contd.) (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 2 — RESERVES AND SURPLUS		
I. Statutory Reserve		
Opening balance (other than joint ventures)	**28,787,307**	*20,987,307*
Additions during the year [includes Rs. 206.5 million on amalgamation]	**10,606,500**	*7,800,000*
Deductions during the year	**—**	*—*
Closing balance	**39,393,807**	*28,787,307*
II. Special Reserve		
Opening balance (other than joint ventures)	**19,739,200**	*15,062,102*
Additions during the year	**1,892,500**	*4,677,098*
Deductions during the year	**—**	*—*
Closing balance	**21,631,700**	*19,739,200*
III. Securities premium		
Opening balance (other than joint ventures)	**120,285,365**	*118,325,074*
Additions during the year[1]	**197,644,847**	*1,970,256*
Deductions during the year[2]	**5,280,193**	*9,965*
Closing balance	**312,650,019**	*120,285,365*
IV. Unrealised Investment Reserve		
Opening balance (other than joint ventures)	**4,867,703**	*2,517,249*
Additions during the year	**218,122**	*3,506,314*
Deductions during the year	**4,106,561**	*1,155,860*
Closing balance	**979,264**	*4,867,703*
V. Capital reserve		
Opening balance (other than joint ventures)	**6,903,166**	*5,693,166*
Additions during the year (including capital reserve on consolidation Rs. 90.6 million)	**1,360,603**	*1,210,000*
Deductions during the year	**—**	*—*
Closing balance	**8,263,769**	*6,903,166*
VI. Foreign currency translation reserve	**(2,238,079)**	*(516,760)*
VII. Reserve Fund		
Opening balance (other than joint ventures)	**1,390**	*222*
Additions during the year[3]	**3,138**	*1,168*
Deductions during the year	**—**	*—*
Closing balance	**4,528**	*1,390*
VIII. Revenue and other reserves		
Opening balance for joint ventures	**(2,687)**	*(2,687)*
Opening balance for others	**50,592,261**	*50,962,549*
Additions during the year for joint ventures	**—**	*—*
Additions during the year for others	**3,455,640**	*1,562,108*
Deductions during the year for joint ventures	**—**	*—*
Deductions during the year for others[4, 5, 7]	**4,131,579**	*1,932,396*
Closing balance[6]	**49,913,635**	*50,589,574*
IX. Balance in profit and loss account for others	**5,544,515**	*—*
X. Balance in profit and loss account for joint ventures	**(47,681)**	*—*
TOTAL RESERVES AND SURPLUS	**436,095,477**	*230,656,945*

1. Includes :-
   a) Rs. 86,065.6 million (net of securities premium in arrears of Rs. 486.1 million) consequent to public issue vide prospectus dated June 26, 2007.
   b) Rs. 98,237.4 million consequent to issue of ADSs (including green shoe options exercised) vide prospectus dated June 23, 2007.
   c) Rs. 12,799.5 million on exercise of the green shoe option vide prospectus dated June 26, 2007.
   d) Rs. 542.3 million (March 31, 2007: Rs. 1,901.9 million) on exercise of employee stock options.
2. Represents :-
   a) Rs. 3,482.2 million being the excess of the paid-up value of the shares issued to the shareholders of The Sangli Bank Limited over the fair value of the net assets acquired on merger and amalgamation expenses as per the scheme of amalgamation.
   b) Rs. 1,846.6 million being the share issue expenses, written-off from the securities premium account as per the objects of the issue.
3. Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No. 30 of 1988.
4. Represents transition adjustment on account of first time adoption of Accounting Standard 15 (Revised) on "Employee benefits" issued by The Institute of Chartered Accountants of India for the year ended March 31, 2007.
5. Includes transition adjustment on account of first time adoption of Financial Reporting Standard ("FRS") 26 by ICICI Bank UK PLC for the year ended March 31, 2007.
6. Includes restricted reserve of Rs. 5,423.2 million (March 31, 2007: Rs. 2,541.9 million) relating to life insurance subsidiary.
7. Includes unrealised losses, net of tax, of Rs. 4,029.0 million (March 31, 2007: Rs. Nil) pertaining to the investments in Available for Sale category of the ICICI Bank UK PLC.

forming part of the Consolidated Balance Sheet (Contd.) (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 2A — MINORITY INTEREST		
Opening minority interest	**5,095,649**	*2,749,402*
Subsequent increase/decrease	**2,216,257**	*2,346,247*
CLOSING MINORITY INTEREST	**7,311,906**	*5,095,649*
SCHEDULE 3 — DEPOSITS		
A. I. Demand deposits		
i) From banks	**5,681,818**	*4,806,419*
ii) From others	**244,114,127**	*209,693,799*
II. Savings bank deposits	**537,563,405**	*375,330,044*
III. Term deposits		
i) From banks	**125,024,337**	*147,107,672*
ii) From others	**1,857,448,625**	*1,749,198,396*
TOTAL DEPOSITS	**2,769,832,312**	*2,486,136,330*
B. I. Deposits of branches in India	**2,361,289,926**	*2,205,634,546*
II. Deposits of branches/subsidiaries outside India	**408,542,386**	*280,501,784*
TOTAL DEPOSITS	**2,769,832,312**	*2,486,136,330*
SCHEDULE 4 — BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	**—**	*1,400,000*
ii) Other banks	**72,605,734**	*78,545,412*
iii) Other institutions and agencies		
a) Government of India	**1,592,480**	*2,171,867*
b) Financial institutions	**48,292,151**	*37,981,766*
iv) Borrowings in the form of		
a) Deposits	**2,533,110**	*2,153,897*
b) Commercial paper	**20,630,884**	*4,995,546*
c) Bonds and debentures (excluding subordinated debt)		
– Debentures and bonds guaranteed by the Government of India	**14,815,000**	*14,468,420*
– Borrowings under private placement of bonds carrying maturity of 1 to 30 years from the date of placement	**6,545,648**	*6,784,799*
Bonds issued under multiple option/safety bonds series		
– Regular interest bonds	**5,393,095**	*5,566,170*
– Deep discount bonds	**4,401,234**	*4,564,511*
– Encash bonds	**—**	*56,015*
– Tax saving bonds	**17,376,227**	*20,779,673*
– Pension bonds	**61,722**	*61,626*
TOTAL BORROWINGS IN INDIA	**194,247,285**	*179,529,702*
II. Borrowings outside India		
i) From multilateral/bilateral credit agencies (guaranteed by the Government of India for the equivalent of Rs. 18,402.9 million at March 31, 2008; (March 31, 2007: Rs. 19,151.7 million)	**20,966,276**	*22,701,869*
ii) From international banks, institutions and consortiums	**307,381,423**	*216,242,358*
iii) By way of bonds and notes	**322,261,202**	*197,919,861*
iv) Other borrowings	**804,344**	*201,566*
TOTAL BORROWINGS OUTSIDE INDIA	**651,413,245**	*437,065,654*
TOTAL BORROWINGS	**845,660,530**	*616,595,356*

Secured borrowings in I above is Rs. 4,089.0 million (March 31, 2007: Rs. 2,841.8 million) and in II above is Rs. Nil.

ICICI Bank forming part of the Consolidated Balance Sheet (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**29,285,903**	*42,476,957*
II. Inter-office adjustments (net)	**4,293,542**	—
III. Interest accrued	**26,780,408**	*21,167,766*
IV. Unsecured redeemable/perpetual debentures/bonds (Subordinated debt included in Tier I/Tier II capital)	**224,077,862**	*212,211,158*
V. Others		
a) Security deposits from clients	**15,197,638**	*4,691,762*
b) Sundry creditors	**94,745,071**	*84,663,926*
c) Received for disbursements under special program	**2,034,281**	*1,896,661*
d) Provision for standard assets	**15,214,123**	*13,264,338*
e) Other liabilities[1]	**102,895,943**	*63,577,996*
TOTAL OTHER LIABILITIES AND PROVISIONS	**514,524,771**	*443,950,564*

1. Includes:
   a) Proposed dividend of Rs. 12,284.6 million (March 31, 2007: Rs. 9,036.2 million).
   b) Corporate dividend tax payable of Rs. 1,596.0 million (March 31, 2007: Rs. 1,591.8 million).

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**32,653,915**	*26,002,721*
II. Balances with Reserve Bank of India in current accounts	**265,353,594**	*166,407,662*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**298,007,509**	*192,410,383*

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 7 — BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) in current accounts	**9,241,811**	*8,526,243*
b) in other deposit accounts	**5,908,958**	*15,890,377*
ii) Money at call and short notice		
a) with banks	—	*1,000,000*
b) with other institutions	—	—
TOTAL	**15,150,769**	*25,416,620*
II. Outside India		
i) in current accounts	**19,711,210**	*16,709,682*
ii) in other deposit accounts	**28,421,501**	*106,544,658*
iii) Money at call and short notice	**91,995,784**	*55,809,959*
TOTAL	**140,128,495**	*179,064,299*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**155,279,264**	*204,480,919*

forming part of the Consolidated Balance Sheet (Contd.) (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 8 — INVESTMENTS		
I. Investments in India (net of provisions)		
i) Government securities	**786,560,746**	*696,367,000*
ii) Other approved securities	**97,946**	*601*
iii) Shares (includes equity and preference shares)[1]	**47,118,726**	*40,895,698*
iv) Debentures and bonds	**49,447,032**	*45,829,459*
v) Assets held to cover linked liabilities of life insurance business	**248,450,720**	*128,906,303*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts etc.)	**210,887,719**	*114,689,000*
TOTAL INVESTMENTS IN INDIA	**1,342,562,889**	*1,026,688,061*
II. Investments outside India (net of provisions)		
i) Government securities	**40,889,298**	*20,748,958*
ii) Others	**217,005,392**	*158,729,879*
TOTAL INVESTMENTS OUTSIDE INDIA	**257,904,690**	*179,478,837*
TOTAL INVESTMENTS	**1,600,467,579**	*1,206,166,898*
III. Investments in India		
Gross value of investments[2]	**1,340,676,954**	*1,026,171,288*
Less: Aggregate of provision/depreciation/(appreciation)	**(1,885,935)**	*(516,773)*
Net investments	**1,342,562,889**	*1,026,688,061*
IV. Investments outside India		
Gross value of investments	**267,772,200**	*179,552,465*
Less: Aggregate of provision/depreciation/(appreciation)	**9,867,510**	*73,628*
Net investments	**257,904,690**	*179,478,837*
TOTAL INVESTMENTS	**1,600,467,579**	*1,206,166,898*

1. Includes investment in associate of Rs. 95.4 million (March 31, 2007 : Rs. Nil).
2. Net of appreciation of Rs. 19,534.4 million (March 31, 2007 : Rs. 13,258.4 million) on investment held to cover linked liabilities of life insurance business.

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 9 — ADVANCES (net of provisions)		
A. i) Bills purchased and discounted	**47,896,278**	*47,473,577*
ii) Cash credits, overdrafts and loans repayable on demand	**351,458,670**	*334,781,882*
iii) Term loans	**2,009,110,336**	*1,659,223,017*
iv) Securitisation, finance lease and hire purchase receivables[1]	**105,551,409**	*72,515,937*
TOTAL ADVANCES	**2,514,016,693**	*213,994,413*
B. i) Secured by tangible assets [includes advances against book debts]	**1,928,756,159**	*1,602,564,461*
ii) Covered by bank/government guarantees	**42,087,202**	*87,960,211*
iii) Unsecured	**543,173,332**	*423,469,741*
TOTAL ADVANCES	**2,514,016,693**	*2,113,994,413*
C. I. Advances in India		
i) Priority sector	**606,025,758**	*555,491,571*
ii) Public sector	**3,559,887**	*4,017,005*
iii) Banks	**45,947**	*906,063*
iv) Others	**1,229,874,572**	*1,194,443,625*
TOTAL ADVANCES IN INDIA	**1,839,506,164**	*1,754,858,264*
II. Advances outside India		
i) Due from banks	**53,593,670**	*50,979,277*
ii) Due from others		
a) Bills purchased and discounted	**21,006,755**	*24,521,767*
b) Commercial loans	**324,669,709**	*178,608,073*
c) Others	**275,240,395**	*105,027,032*
TOTAL ADVANCES OUTSIDE INDIA	**674,510,529**	*359,136,149*
TOTAL ADVANCES	**2,514,016,693**	*2,113,994,413*

1. Includes receivables under lease amounting to Rs. 349.2 million (March 31, 2007 : Rs. 577.9 million).

ICICI Bank forming part of the Consolidated Balance Sheet (Contd.) (Rs. in '000s)

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 10 — FIXED ASSETS		
I. Premises		
At cost as on March 31 of preceding year	23,574,338	21,157,589
Additions during the year	3,985,851	3,306,091
Deductions during the year	(324,857)	(889,342)
Depreciation to date	(4,181,205)	(3,054,777)
Net block	23,054,127	20,519,561
II. Other fixed assets (including furniture and fixtures)		
At cost as on March 31 of preceding year	27,621,021	22,521,357
Additions during the year	6,917,431	5,832,130
Deductions during the year	(686,835)	(732,466)
Depreciation to date	(18,092,913)	(14,771,468)
Net block	15,758,704	12,849,553
III. Assets given on Lease		
At cost as on March 31 of preceding year	18,346,532	19,165,523
Additions during the year	—	—
Deductions during the year	(57,460)	(818,991)
Depreciation to date, accumulated lease adjustment and provisions	(10,318,355)	(8,314,159)
Net block	7,970,717	10,032,373
TOTAL FIXED ASSETS	46,783,548	43,401,487
SCHEDULE 11 — OTHER ASSETS		
I. Inter-office adjustments (net)	—	3,762,923
II. Interest accrued	39,368,197	31,972,407
III. Tax paid in advance/tax deducted at source (net)	42,802,815	37,839,774
IV. Stationery and stamps	574	1,552
V. Non-banking assets acquired in satisfaction of claims[1]	3,658,544	3,536,564
VI. Others		
a) Advance for capital assets	7,060,893	2,410,477
b) Outstanding fees and other income	10,212,038	4,852,253
c) Swap suspense	—	168,266
d) Deposits	28,665,435	32,125,652
e) Deferred tax asset (net)	17,280,466	7,659,104
f) Early Retirement Option expenses not written off	117,979	501,979
g) Others[2,3]	92,444,325	58,062,137
TOTAL OTHER ASSETS	241,611,266	182,893,088

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2. Includes debit balance in profit and loss account of Rs. Nil (March 31, 2007: Rs. 73.7 million) net of credit balance in profit and loss account of Rs. Nil (March 31, 2007: Rs. 88.7 million) for joint ventures.
3. Includes goodwill on consolidation amounting to Rs. 630.5 million (March 31, 2007: Rs. 624.0 million).

	As on 31.03.2008	As on 31.03.2007
SCHEDULE 12 — CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	40,886,452	39,265,351
II. Liability for partly paid investments	128,126	254,249
III. Liability on account of outstanding forward exchange contracts	3,090,775,426	1,341,835,648
IV. Guarantees given on behalf of constituents		
a) In India	338,313,937	241,625,700
b) Outside India	76,613,035	58,018,630
V. Acceptances, endorsements and other obligations	252,963,794	233,328,898
VI. Currency swaps	591,090,810	391,431,046
VII. Interest rate swaps, currency options and interest rate futures[1]	7,913,019,024	3,984,601,670
VIII. Other items for which the Bank is contingently liable	202,161,555	445,755,763
TOTAL CONTINGENT LIABILITIES	12,505,952,159	6,736,116,955

1. Excludes notional amount of options sold by ICICI Bank Limited amounting to Rs. 597,333.2 million (March 31,2007: Rs. 444,221.2 million).

forming part of the Consolidated Profit and Loss Account (Rs. in '000s)

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 13 — INTEREST EARNED		
I. Interest/discount on advances/bills	**240,683,557**	*169,700,875*
II. Income on investments[1]	**89,045,428**	*58,473,639*
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**8,747,745**	*9,037,876*
IV. Others[2]	**2,472,835**	*2,813,065*
TOTAL INTEREST EARNED	**340,949,565**	*240,025,455*

1. Includes amortisation of premium on Government securities of Rs. 8,976.2 million (March 31, 2007 : Rs. 9,987.0 million).
2. Includes interest on income tax refunds of Rs. 880.0 million (March 31, 2007: Rs. 1,028.2 million).

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 14 — OTHER INCOME		
I. Commission, exchange and brokerage	**67,673,441**	*54,432,414*
II. Profit/(Loss) on sale of investments (net)	**34,042,178**	*14,061,769*
III. Profit/(Loss) on revaluation of investments (net)	**(4,787,585)**	*(1,789,997)*
IV. Profit/(Loss) on sale of land, buildings and other assets (net)[1]	**613,379**	*351,246*
V. Profit/(Loss) on foreign exchange transactions (net)	**1,279,786**	*8,435,218*
VI. Premium and other operating income from insurance business	**159,919,822**	*95,125,466*
VII. Miscellaneous income (including lease income)[2]	**840,234**	*2,996,351*
TOTAL OTHER INCOME	**259,581,255**	*173,612,467*

1. Includes profit/(loss) on sale of assets given on lease.
2. Includes unrealised gain/losses on rupee interest rate derivatives.

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 15 — INTEREST EXPENDED		
I. Interest on deposits	**187,220,141**	*124,565,606*
II. Interest on Reserve Bank of India/inter-bank borrowings[1]	**23,140,065**	*16,659,290*
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**47,309,548**	*35,532,297*
TOTAL INTEREST EXPENDED	**257,669,754**	*176,757,193*

1. Includes interest paid on inter-bank deposits.

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 16 — OPERATING EXPENSES		
I. Payments to and provisions for employees	**39,697,995**	*26,364,966*
II. Rent, taxes and lighting	**8,979,980**	*5,032,549*
III. Printing and stationery	**2,881,776**	*2,310,409*
IV. Advertisement and publicity	**6,152,109**	*5,546,368*
V. Depreciation on Bank's property (including non-banking assets)	**4,973,453**	*4,272,235*
VI. Depreciation (including lease equalisation) on leased assets	**1,820,689**	*1,882,750*
VII. Directors' fees, allowances and expenses	**20,591**	*22,237*
VIII. Auditors' fees and expenses	**99,909**	*64,192*
IX. Law charges	**1,071,497**	*603,440*
X. Postages, telegrams, telephones, etc.	**5,162,326**	*4,392,443*
XI. Repairs and maintenance	**6,287,699**	*4,494,181*
XII. Insurance	**2,060,956**	*1,674,444*
XIII. Direct marketing agency expenses	**15,749,675**	*15,602,364*
XIV. Claims and benefits paid pertaining to insurance business	**13,002,948**	*8,065,681*
XV. Other expenses pertaining to insurance business	**129,790,331**	*75,292,734*
XVI. Other expenditure	**32,682,147**	*24,511,135*
TOTAL OPERATING EXPENSES	**270,434,081**	*180,132,128*

	Year ended 31.03.2008	*Year ended 31.03.2007*
SCHEDULE 17 — PROVISIONS AND CONTINGENCIES		
I. Income tax		
– Current period tax	**19,628,199**	*12,013,402*
– Deferred tax adjustment	**(9,341,410)**	*(4,989,924)*
– Fringe benefit tax	**780,041**	*587,178*
II. Wealth tax	**30,004**	*30,102*
III. Provision for investments (including credit substitutes) (net)	**730,096**	*383,945*
IV. Provision for advances (net)[1]	**27,723,909**	*22,032,234*
V. Others	**1,723,502**	*307,652*
TOTAL PROVISIONS AND CONTINGENCIES	**41,274,341**	*30,414,589*

1. Includes provision on standard assets, non-performing advances, non-performing leased assets and others.

SCHEDULE 18

Significant accounting policies

Overview

ICICI Bank Limited ("ICICI Bank" or "the Bank") together with its subsidiaries, joint ventures and associates (collectively, "the Group") is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

The Bank was incorporated in Vadodara, India and is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments of designated venture capital subsidiaries, are accounted for under the equity method of accounting, and the pro-rata share of their income/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity are reported in separate line items in the consolidated financial statements. The total assets at March 31, 2008 and total income for the year ended March 31, 2008 of the entities consolidated by the proportionate consolidation method is Rs. 240.9 million and Rs. 82.0 million respectively. The Bank does not consolidate entities where control is intended to be temporary or where the Bank holds 20% to 50% of the voting rights and the investments in those entities in the books of the bank have been written down to Re. 1. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of these consolidated financial statements conform to generally accepted accounting principles in India (Indian GAAP), guidelines issued by Reserve Bank of India ("RBI"), Insurance Regulatory and Development Authority ("IRDA") and National Housing Bank ("NHB") from time to time and as applicable to relevant companies and practices generally prevalent within the banking industry in India. In the case of the foreign subsidiaries, the generally accepted accounting principles as applicable to the foreign subsidiaries are followed.

The Group follows the accrual method of accounting except where otherwise stated. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions considered in the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. The management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates.

The consolidated financial statements include the results of the following entities.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1	ICICI Securities Limited	India	Subsidiary	Securities broking & merchant banking	100.00%
2	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
3	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
4	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
5	ICICI Venture Funds Management Company Limited	India	Subsidiary	Asset management	100.00%
6	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
7	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
8	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
9	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%

forming part of the Consolidated Accounts *(Contd.)*

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
10	ICICI Bank UK PLC.	United Kingdom	Subsidiary	Banking	100.00%
11	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
12	ICICI Wealth Management Inc.	Canada	Subsidiary	Wealth management	100.00%
13	ICICI Bank Eurasia LLC.	Russia	Subsidiary	Banking	100.00%
14	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per Accounting Standard ('AS') 21	Venture capital fund	92.01%
15	ICICI Equity Fund	India	Consolidated as per Accounting Standard ('AS') 21	Unregistered venture capital fund	100.00%
16	ICICI Emerging Sectors Fund	India	Consolidated as per Accounting Standard ('AS') 21	Venture capital fund	99.29%
17	ICICI Strategic Investments Fund	India	Consolidated as per Accounting Standard ('AS') 21	Unregistered venture capital fund	100.00%
18	ICICI Prudential Life Insurance Company Limited [1]	India	Jointly controlled entity	Life insurance	73.87%
19	ICICI Lombard General Insurance Company Limited [1]	India	Jointly controlled entity	General insurance	73.83%
20	ICICI Prudential Asset Management Company Limited [1]	India	Jointly controlled entity	Asset management company for ICICI Prudential Mutual Fund	50.99%
21	ICICI Prudential Trust Limited [1]	India	Jointly controlled entity	Trustee company for ICICI Prudential Mutual Fund	50.80%
22	TCW/ICICI Investment Partners LLC [2]	Mauritius	Jointly controlled entity	Asset management	50.00%
23	TSI Ventures (India) Private Limited [2]	India	Jointly controlled entity	Real estate consultancy	50.00%
24	ICICI Kinfra Limited	India	Consolidated as per Accounting Standard ('AS') 21	Infrastructure development consultancy	76.02%
25	ICICI West Bengal Infrastructure Development Corporation Limited	India	Consolidated as per Accounting Standard ('AS') 21	Infrastructure development consultancy	75.97%
26	Financial Information Network and Operations Limited[3]	India	Associate	Service provider	28.29%
27	I-Process Services (India) Private Limited[3]	India	Associate	Service provider	19.00%
28	I-Solutions Providers (India) Private Limited[3]	India	Associate	Service provider	19.00%
29	NIIT Institute of Finance, Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking and finance	19.00%
30	ICICI Venture Value Fund[3]	India	Associate	Unregistered venture capital fund	48.01%

1. The financial statements of these jointly controlled entities have been consolidated as per AS 21 on "Consolidated Financial Statements" consequent to the limited revision to AS 27 on "Financial Reporting of Interests in Joint Ventures".
2. These entities have been consolidated as per the proportionate consolidation method as prescribed by AS 27 on "Financial Reporting of Interests in Joint ventures".
3. These entities have been consolidated as per the equity method as prescribed by AS 23 in "Accounting for Investments in Associates in Consolidated Financial Statements".


ICICI Bank
forming part of the Consolidated Accounts (Contd.)

SIGNIFICANT ACCOUNTING POLICIES

1. Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items are translated as follows.

- For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.
- For integral foreign operations, at weekly average closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.
- For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India ("FEDAI") at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by Foreign Exchange Dealers' Association of India for specified maturities and at interpolated rates for contracts of interim maturities. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by Foreign Exchange Dealers' Association of India at the balance sheet date.

2. Revenue recognition

- Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets ("NPAs") where it is recognised, upon realisation, as per the income recognition and asset classification norms of RBI.
- Income from hire purchase operations is accrued by applying the implicit interest rate on outstanding balances.
- Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases entered till March 31, 2001 have been accounted for as operating leases.
- Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.
- Dividend income is accounted on an accrual basis when the right to receive the dividend is established.
- Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.
- Project appraisal/structuring fee is accounted for at the completion of the agreed service.
- Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.
- Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.
- All other fees are accounted for as and when they become due.
- Net income arising from sell down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006 net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment, with any recourse obligation is amortised over the life of underlying assets sold and sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale.
- Income from brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client. The Group follows trade date method for accounting of its investments.
- Life insurance premium is recognised as income when due. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums are considered as single premium. For linked business, premium is recognised when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc. is recovered from the linked fund in accordance with the terms and conditions of the policy and accounted on accrual basis.

- In case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance business is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the period of determination of profits and combined with commission on reinsurance ceded.
- In case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which it is cancelled. In case of life insurance business, cost of reinsurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.
- In case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses exceed the reserve for unexpired risks and is computed at a business segment level.

3. Stock based compensation

The following entities within the group have granted stock options to their employees.

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited
- ICICI Securities Limited.

The Employee Stock Option Scheme ("the Scheme") of ICICI Bank Limited provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have also formulated similar stock option schemes for their employees. ICICI Securities Limited has approved an Employees Stock Option Scheme for its employees.

The Group follows the intrinsic value method to account for its stock-based employee's compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price. The fair market price is the latest closing price, immediately prior to the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. In case of ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, the fair value of the shares is determined based on an external valuation report.

Since the exercise price of the Bank's stock options is equal to the fair value price there is no compensation cost under the intrinsic value method.

The Group's venture capital subsidiary i.e. ICICI Venture Funds Management Company Limited settled carried interest trusts for the benefit of its employees. These trusts have investment in a separate class of units of certain fully consolidated funds. These carried interest entitlements are treated as employee compensation and are accounted for at the time of granting of the awards by the trust to the employees. The liability is re-measured at each reporting date and the carried interest entitlements are recognised as expense in the period of realisation of proceeds from the underlying investments of the funds.

The Finance Act, 2007 introduced Fringe Benefit Tax ("FBT") on employee stock options. The FBT liability crystallises on the date of exercise of stock options by employees and is computed on the difference between fair market value on date of vesting and the exercise price. FBT is recovered from employees as per the Scheme.

4. Income taxes

Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax borne by the bank. Current year taxes are determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether their realisation is considered certain.





In the consolidated financial statements, deferred tax assets and liabilities are computed at individual entity level and aggregated for consolidated reporting.

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under Section 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm's length so that the above legislation will not have material impact on the financial statements.

5. Claims and benefits paid

In case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported ('IBNR') and claims incurred but not enough reported ('IBNER'). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation of the loss based on estimates from surveyors/insured. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting year but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity. In case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Maturity claims are accounted when due for payment. Re-insurance on such claims is accounted for in the same period as the related claims. Withdrawals under linked policies are accounted in the respective schemes.

6. Liability for life policies in force

In respect of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary on the basis of an annual review of the life insurance business, as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India. The linked policies sold by the entity carry two types of liabilities – unit liability representing the fund value of policies and non-unit liability for future expenses, meeting death claims, income taxes and cost of any guarantees.

7. Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50% of the premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8. Actuarial method and valuation

In case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The interest rates used for valuing the liabilities are in the range of 4.7% to 10.0% per annum (Previous year – 4.7% to 10% per annum).

Mortality rates used are based on the published LIC (1994–96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted to reflect expected experience.

Expenses are provided for at long-term expected renewal expense levels. Per policy renewal expenses are assumed to inflate at 5.50% per annum.

Unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and riders there under and one year renewable group term insurance.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the net asset value (NAV) prevailing at the valuation date. The adequacy of charges under unit-linked policies to meet future expenses has been tested and provision made as appropriate. Provision has also been made for the cost of guarantee under unit-linked products that carry a guarantee.

9. Acquisition costs for insurance business

Acquisition costs are those costs that vary with, and are primarily related to the acquisition of new and renewal of insurance contracts including commissions and policy issue expenses. These costs are expensed in the period in which they are incurred.

10. Staff retirement benefits

Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum period of five years of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. ICICI Bank makes contributions to four separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura, employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank) and employees of ICICI Bank other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank are managed by ICICI Prudential Life Insurance Company Limited. The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. In accordance with the gratuity fund's rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual basic salary of each employee to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. Upto March 31, 2005, the superannuation fund was administered solely by Life Insurance Corporation of India. Subsequent to March 31, 2005, the fund is being administered by both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees had the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Life Insurance Company Limited.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura and certain employees of erstwhile Sangli Bank Limited. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee's salary and years of employment with the Bank. For erstwhile Bank of Madura and erstwhile Sangli Bank employees in service, separate pension funds are managed in-house and the liability is totally funded as per the valuation arrived by the actuary. The pension payments to retired employees of erstwhile Bank of Madura and erstwhile Sangli Bank are being administered by ICICI Prudential Life Insurance Company Limited, for whom the Bank has purchased master annuity policies. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura and erstwhile Sangli Bank (other than those employees who have opted for pension), and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes 12.0% of his or her basic salary (10.0% for certain staff of erstwhile Bank of Madura and erstwhile Sangli Bank) and ICICI Bank contributes an equal amount to the funds. The funds are invested according to rules prescribed by the Government of India.

Leave Encashment

The Bank provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation as at the balance sheet date conducted by an independent actuary.

In respect of retirement benefits in the form of provident fund and other defined contribution schemes of other entities within the group, the contribution payable by the entity for the year is charged to the profit and loss account for that year. In respect of gratuity benefit and other benefit schemes, where the entity makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation.

11. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for contingent assets, if any.

12. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13. Investments

Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a) All investments are categorised into 'Held to Maturity', 'Available for Sale' and 'Held for Trading' categories. Re-classifications, if any, in any category are accounted for as per the RBI guidelines.

Under each category, the investments are further classified under (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on the basis of constant effective yield. A provision is made for other than temporary diminution in the profit and loss account.

c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of the investments in government securities classified as 'Available for Sale' is amortised over the remaining period to maturity on the basis of constant effective yield. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association ("FIMMDA"), periodically.

The market/fair value of unquoted government and other approved securities ("SLR" securities) included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by Fixed Income Money Market and Derivatives Association. The valuation of other than government and other approved securities ("Non-SLR securities"), other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity ("YTM") rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by Fixed Income Money Market and Derivatives Association.

Unquoted equity shares are valued at the book value, if the latest balance sheet is available or at Re. 1 as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation aggregated for each category. Net appreciation, if any, in each basket, being unrealised, is ignored, while net depreciation is provided for.

d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e) Profit on sale of investments in the 'Held to Maturity' category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve. Profit on sale of investments in 'Available for Sale' and 'Held for Trading' categories is credited to profit and loss account.

f) Repurchase and reverse repurchase transactions are accounted for in accordance with the extant RBI guidelines.

g) Broken period interest on debt instruments is treated as a revenue item.

h) At the end of each reporting period, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines applicable to such investments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank uses the Net Asset Value ("NAV"), obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting year end.

i) The Bank follows trade date method for accounting of its investments.

The Bank's venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

The Bank's investment banking subsidiary classifies its investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock-in-trade and the securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments. Investments are carried at cost arrived at on weighted average basis. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

The Bank's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost or the market value. All other investments are classified as long-term investments, which are carried at cost. However a provision for diminution in value is made to recognise any other than temporary decline in the value of investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

The Bank's United Kingdom and Canadian subsidiaries account for unrealised gain/loss, net of tax, on investment in 'Available for Sale' category directly in their reserves. Further, in the case of the Bank's United Kingdom and Canadian subsidiaries, unrealised gain/loss on investment in 'Held for Trading' category is accounted directly in the profit and loss account.

In case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time. Investments are recorded at cost on the date of purchase, which includes brokerage and taxes, if any, and excludes accrued interest.

14. Provisions/write-offs on loans and other credit facilities

All credit exposures of the Bank are classified as per RBI guidelines, into performing and non-performing assets ("NPAs"). Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant RBI guidelines. Subject to the minimum provisioning levels prescribed by RBI, provision for homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due. The Bank holds specific provisions against non-performing loans, general provision against performing loans and floating provisions. The assessment of incremental specific provisions is made after taking into consideration all of the above. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which requires a provision equal to the present value of the interest sacrifice to be made at the time of restructuring.

In the case of NPAs other than restructured NPA accounts, the account is upgraded to the standard category, if arrears of interest and principal are fully paid by the borrower.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans. The general provision meets the requirements of the RBI guidelines.

In addition to the provisions required to be held according to the asset classification status, provisions are held by the Bank for individual country exposure (other than for home country). The countries are categorised into seven-risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the provision is required to be held. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

In the case of the Bank's investment-banking subsidiary, the policy of provisioning against NPAs is as per the prudential norms prescribed by the RBI for non-banking financial companies. As per the policy adopted, the provisions against sub-standard assets are determined, taking into account management's perception of the higher risk associated with the business of the company. Certain NPAs are considered as loss assets and full provision has been made against such assets.

In case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the National Housing Bank guidelines into performing and non-performing assets. Further, NPA's are classified into sub-standard, doubtful and loss assets based on criteria stipulated by National Housing Bank. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

In the case of the Bank's United Kingdom and Canadian subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. An allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have been incurred but are not yet identifiable.

15. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with RBI guidelines, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company the gain, if any, is ignored.

16. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis, except for those relating to venture capital subsidiary where depreciation is charged on a written down value method. The rates of depreciation for fixed assets are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

Items costing up to Rs. 5,000 are depreciated fully over a period of 12 months from the date of purchase.

In case of the Bank's life insurance subsidiary, intangible assets comprising software are stated at cost less amortisation. Significant improvements to software are capitalised while the insignificant improvements are charged off as software expenses. Software expenses, that are capitalised, are amortised on straight-line method over a period of four years from the date they are put to use, being management's estimate of the useful life of such intangibles. Depreciation on furniture and fixtures is charged @ 15% per annum.

In case of the Bank's general insurance and housing finance subsidiary, computer software are stated at cost less amortisation. Computer software including improvements is amortised over a period of five years, being management's estimate of the useful life of such intangibles.

17. Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps for hedging or for trading purposes.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps/ options are accounted for on an accrual basis except in the case of the Bank's United Kingdom and Canadian subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account.

18. Impairment of assets

Fixed assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19. Earnings per share ("EPS")

Basic earnings per share is calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the period. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, except where the results are anti-dilutive.

20. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term.

SCHEDULE 19

Notes forming part of the accounts

The following additional disclosures have been made taking into account the requirements of accounting standards and RBI guidelines in this regard.

1. **Merger of the The Sangli Bank Limited**

The Sangli Bank Limited (Sangli Bank), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank with effect from April 19, 2007 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 10268/16.01.128/2006-07 dated April 18, 2007 under Section 44A (4) of the Banking Regulation Act, 1949. The consideration for the amalgamation was 100 equity shares of ICICI Bank of the face value Rs. 10 each fully paid-up for every 925 equity shares of Rs. 10 each of Sangli Bank. Accordingly on May 28, 2007, ICICI Bank allotted 3,455,008 equity shares of Rs. 10 each to the shareholders of Sangli Bank.

As per the Scheme, the entire undertaking of Sangli Bank including all its assets and liabilities stood transferred/deemed to be transferred to and vest in the Bank.

The amalgamation has been accounted as per the scheme in accordance with the purchase method of accounting as per Accounting Standard 14 (AS-14) "Accounting for Amalgamation" issued by the Institute of Chartered Accountants of India. Accordingly the assets and liabilities of Sangli Bank have been accounted at the values at which they were appearing in the books of Sangli Bank as on April 18, 2007 and provisions were made for the difference between the book values appearing in the books of Sangli Bank and the fair value as determined by ICICI Bank.

In the books of ICICI Bank, an "Amalgamation Expenses Provision Account" was credited by an amount determined for the expenses and costs of the Scheme arising as a direct consequence on account of any changes in the business or operation of Sangli Bank proposed or considered necessary by the Board of Directors of ICICI Bank (including but not limited to rationalisation, upgradation and enhancement of human resources and expenses relating to modifying signage, modifying stationery, branding, changing systems and network, communication including media costs, impairments of technology and fixed assets, conducting general meetings, payments of listing fees and other statutory and regulatory charges, travel in relation to the consolidation contemplated in the Scheme, valuation, due diligence, investment banking expenses and charges relating to preparation of the Scheme, consultations in relation to the consolidation contemplated in the Scheme and training), and other extraordinary expenses on integration and consolidation under the Scheme, to be incurred by the Bank and the balance in such account has been debited to the securities premium account.

Accordingly, the excess of the paid-up value of the shares issued over the fair value of the net assets acquired (including reserves) of Rs. 3,259.5 million and amalgamation expenses of Rs. 222.7 million has been netted off from the securities premium account. The computation of this amount is detailed in the table below:

Rupees in million

Particulars	*Amount*	**Amount**
3,455,008 equity shares of face value of Rs. 10 each		**34.6**
Less: Net assets of Sangli Bank at April 18, 2007	*(2,500.7)*	
Fair value adjustments	*(517.7)*	
Reserves taken over on amalgamation	*(206.5)*	**(3,224.9)**
Excess of the paid-up value of the shares issued over the fair value of the net assets acquired		**(3,259.5)**
Amalgamation expenses		**(222.7)**

As per Accounting Standard – 14 (AS-14) on Accounting for Amalgamations issued by the Institute of Chartered Accountants of India, under the 'purchase method' of accounting for amalgamation, the identity of reserves of the amalgamating entity is not required to be preserved in the books of ICICI Bank. However, the balance in Statutory Reserve Account of Sangl Bank at April 18, 2007 has been added to the Statutory Reserves of ICICI Bank. As a result, the balances in Statutory Reserve is higher to the extent of Rs. 206.5 million and the excess of the paid-up value of the share issued over the fair value of the net assets acquired is lower to that extent.

2. **Equity issue of ICICI Bank Limited**

The Bank made a follow on public offering of equity shares (including green shoe option) and American Depository Share's ("ADSs") *vide* its prospectus dated June 26, 2007 and June 23, 2007 respectively aggregating to Rs. 199,673.5 million. The expenses of the issue amounting to Rs. 1,846.6 million have been written-off against securities premium account as per the object of the issue. The details of the equity issue and ADSs are given in the table below.

Rupees in million, except number of shares

Details	No. of equity shares	Amount of securities premium	Aggregate proceeds
Equity shares of Rs. 10 each at a premium of Rs. 930 per share	61,923,519	57,588.9	58,208.1
Equity shares of Rs. 10 each at a premium of Rs. 880 per share[1]	32,912,238	28,962.7	29,291.9
Equity shares of Rs. 10 each at a premium of Rs. 930 per share issued under green-shoe options	13,762,869	12,799.5	12,937.1
49,949,238 American Depository Share ("ADSs") at a price of US$ 49.25 per ADSs [1,2,3]	99,898,476	98,237.4	99,236.4
Total	**208,497,102**	**197,588.5**	**199,673.5**

1. Includes 6,497,462 ADSs issued on exercise of the green-shoe option.
2. 1 ADS = 2 equity shares of Rs.10 each.
3. Converted at US$ 1 = Rs. 40.34, being noon buying rate on the date of allotment.

3. Earnings per share ("EPS")

Basic and diluted earnings per equity share are computed in accordance with Accounting Standard 20, "Earnings per Share". Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The computation of earnings per share is given below.

Rupees in million, except per share data

	Year ended March 31, 2008	*Year ended March 31, 2007*
Basic		
Weighted average no. of equity shares outstanding	**1,055,591,068**	*892,820,768*
Net profit	**33,982.3**	*27,606.3*
Basic earnings per share (Rs.)	**32.19**	*30.92*
Diluted		
Weighted average no. of equity shares outstanding	**1,062,103,167**	*897,743,476*
Net profit	**33,982.3**	*27,606.3*
Diluted earnings per share (Rs.)	**32.00**	*30.75*
Normal value per share (Rs.)	**10.00**	*10.00*

The dilutive impact is mainly due to options granted to employees by the Bank.

4. Related party transactions

The Group has transactions with its related parties and key management personnel.

Associates/other related entities

Financial Information Network & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, ICICI Venture Value Fund, Comm Trade Services Limited, Loyalty Solutions & Research Limited, Café Network Limited, Traveljini.com Limited and Firstsource Solutions Limited (Bank's holding is 24.97% as on March 31, 2008).

With respect to entities, which have been identified as related parties from the financial year ended March 31, 2008, previous year's comparative figures have not been reported.

Key management personnel include whole-time directors. The following are the significant transactions of the Group with its associates/other related entities and key management personnel.

Insurance services

During the year ended March 31, 2008, the Group received insurance premium from associates/other related entities of Rs. 116.8 million. During the year ended March 31, 2008, the Group paid claims to its associates/other related entities of Rs. 94.3 million.

Fees and commission

During the year ended March 31, 2008, the Group received fees from its associates/other related entities of Rs. 107.4 million. During the year ended March 31, 2008, the Group received commission amounting to Rs. 7.4 million from its associates/ other related entities.

Lease of premises and facilities

During the year ended March 31, 2008, the Group charged an aggregate amount of Rs. 2.3 million for lease of premises, facilities and other administrative costs to its associates/other related entities.

Secondment of employees

During the year ended March 31, 2008, the Group received Rs. 1.8 million from its associates/other related entities for secondment of employees.

Redemption/buyback of investments

During the year ended March 31, 2008, consideration of Rs. 26.8 million was received on account of buyback/capital reduction of equity shares from associates/other related entities.

Reimbursement of expenses

During the year ended March 31, 2008, the Group reimbursed expenses to its associates/other related entities amounting to Rs. 0.8 million.

Brokerage and fee expenses

During the year ended March 31, 2008, the Group paid fees to its associates/other related entities of Rs. 2,595.1 million.

Purchase of investments

Group invested in the equity and preference shares of its associates/other related entities amounting to Rs. 57.5 million.

Interest expenses

During the year ended March 31, 2008, the Group paid interest to its associates/other related entities amounting to Rs. 27.4 million.

Interest income

During the year ended March 31, 2008, the Group received interest from its associates/other related entities amounting to Rs. 20.5 million, and received interest from its key management personnel[1] amounting to Rs. 0.7 million (March 31, 2007: Rs. 0.7 million).

Dividend paid

During the year ended March 31, 2008, the Bank paid dividend to its key management personnel[1] amounting to Rs. 15.0 million (March 31, 2007: Rs. 4.4 million).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2008 was Rs. 90.3 million (March 31, 2007: Rs. 87.0 million).

Related party balances

The following are the balances payable to/receivable from its associates/other related entities included in the balance sheet as on March 31, 2008.

Rupees in million

Items	As on March 31, 2008
Deposits with Group	**234.4**
Advances	**142.8**
Investments of ICICI Group in related parties	**1,869.7**
Receivables	**174.4**
Payables	**376.6**




The following are the balances payable to/receivable for key management personnel as on March 31, 2008.

Rupees in million

Items	As on March 31, 2008	As on March 31, 2007
Deposits	**27.1**	*51.6*
Advances	**13.9**	*20.6*
Investments	**8.6**	*14.0*
Employee Stock Options Outstanding*(Nos.)	**2,860,625**	*1,920,000*
Employee Stock Options Exercised	**138.1**	*459.2*

* During the year ended March 31, 2008, 317,125 employee stock options were exercised by the key management personnel of the Bank (March 31, 2007: 1,884,750).

The following are the balances payable to/receivable for relatives of key management personnel as on March 31, 2008.

Rupees in million

Items	As on March 31, 2008	As on March 31, 2007
Deposits	**14.1**	28.1
Investments	**0.5**	0.1

The following balances represent the maximum balance payable to/receivable from key management personnel during the year ended March 31, 2008.

Rupees in million

Items	Year ended March 31, 2008	Year ended March 31, 2007
Deposits	**71.4**	*69.7*
Advances	**28.1**	*20.8*
Investments	**10.8**	*14.0*

The following balances represent the maximum balance payable to/receivable from relatives of key management personnel during the year ended March 31, 2008.

Rupees in million

Items	Year ended March 31, 2008	Year ended March 31, 2007
Deposits	**22.5**	*59.3*
Investments	**1.6**	*0.1*

5. Employee stock option scheme ("ESOS")

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, options vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of grants vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

In terms of the scheme 15,638,152 options (March 31, 2007: 13,187,783 options) granted to eligible employees were outstanding at March 31, 2008.

As per the scheme, the exercise price of ICICI Bank's options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there is no compensation cost in the year ended March 31, 2008 based on intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2008 would have been higher by Rs. 1,259.9 million and proforma profit after tax would have been Rs. 40,317.4 million. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been Rs. 38.19 and Rs. 37.96 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2008 are given below.

Risk-free interest rate	7.12% to 8.11 %
Expected life	2 to 6 years
Expected volatility	36.26% to 38.01 %
Expected dividend yield	1.07%

The weighted average fair value of options granted during the year ended March 31, 2008 is Rs. 376.39.

A summary of the status of the Bank's stock option plan is given below.

Rupees, except number of options

	Stock options outstanding			
	Year ended March 31, 2008		*Year ended March 31, 2007*	
Particulars	**Number of options**	**Weighted average exercise price**	*Number of options*	*Weighted average exercise price*
Outstanding at the beginning of the year	**13,187,783**	**442.50**	*17,362,584*	*262.60*
Add: Granted during the year	**4,956,300**	**938.41**	*6,439,900*	*582.26*
Less: Lapsed during the year	**1,037,218**	**582.51**	*1,127,650*	*422.81*
Exercised during the year[1]	**1,468,713**	**379.34**	*9,487,051*	*210.47*
Outstanding at the end of the year	**15,638,152**	**596.32**	*13,187,783*	*442.50*
Options exercisable	**3,272,292**	**411.89**	*326,259*	*225.80*

1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2008 is given below.

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
105-299	164,951	151.20	3.75
300-599	10,641,216	448.87	7.32
600-999	4,745,985	932.63	9.08
1,000-1,399	86,000	1,135.27	9.68

The options were exercised regularly throughout the year and weighted average share price as per NSE price volume data during the year ended March 31, 2008 was Rs.1,044.02 (March 31, 2007: Rs. 750.58).

The Finance Act 2007 introduced Fringe Benefit Tax ("FBT") on employee stock options. The FBT liability crystallises on the date of exercise of stock options by employees and is computed based on the difference between fair market value of the equity shares on the date of vesting and the exercise price. As per the ESOS scheme, FBT of Rs. 226.7 million has been recovered from the employees on 1,468,713 stock options exercised during the year ended March 31, 2008.

ICICI Prudential Life Insurance Company Limited has formulated five ESOS schemes, namely "Founder option I", "FY 2004-05 scheme", "FY 2005-06 scheme", "FY 2006-07 scheme" and "Founder option II".

For ICICI Prudential Life Insurance Company Limited there is no compensation cost in the year ended March 31, 2008 based on intrinsic value of options. If the entity had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2008 would have been higher by Rs. 135.3 million. The key assumptions used to estimate the fair value of options are given below.

Risk-free interest rate	6.87%-8.00%
Expected life	3 to 5 years
Expected volatility	28.65%
Expected dividend yield	1.50%

A summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited is given below.

Rupees, except number of options

	Stock options outstanding			
	Year ended March 31, 2008		*Year ended March 31, 2007*	
Particulars	**Number of options**	**Weighted average exercise price**	*Number of options*	*Weighted average exercise price*
Outstanding at the beginning of the year	**7,279,964**	**58.17**	*5,572,600*	*37.07*
Add: Granted during the year	**7,004,675**	**130.00**	*4,667,750*	*70.00*
Less: Forfeited/lapsed during the year	**1,464,563**	**86.02**	*564,850*	*48.04*
Exercised during the year[1]	**135,799**	**59.08**	*2,395,536*	*34.11*
Outstanding at the end of the year	**12,684,277**	**94.61**	*7,279,964*	*58.17*
Options exercisable	**2,030,765**	**51.30**	*93,164*	*34.24*

1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2008 is given below.

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
30-130	12,684,277	94.61	7.75

As per the ESOS scheme, FBT of Rs. 3.2 million has been recovered from the employees on 135,799 stock options exercised during the year ended March 31, 2008.

ICICI Lombard General Insurance Company Limited has granted stock options to employees. If the entity would have estimated fair value computed on the basis of Black-Scholes pricing model, compensation cost for the year ended March 31, 2008 would have been higher by Rs. 52.8 million. The key assumptions used to estimate the fair value of options are given below.

Risk-free interest rate	6.39%-8.17%
Expected life	3-7 years
Expected volatility	17%-20%
Expected dividend yield	1.00%-2.85%

A summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited is given below.

Rupees, except number of options

	Stock options outstanding			
	Year ended March 31, 2008		*Year ended March 31, 2007*	
Particulars	**Number of options**	**Weighted average exercise price**	*Number of options*	*Weighted average exercise price*
Outstanding at the beginning of the year	**7,390,776**	**37.91**	*4,093,060*	*35.00*
Add: Granted during the year	**5,625,000**	**60.00**	*4,296,500*	*40.00*
Less: Forfeited/lapsed during the year	**487,280**	**37.07**	*291,252*	*35.00*
Exercised during the year[1]	**150,240**	**36.23**	*707,532*	*35.00*
Outstanding at the end of the year	**12,378,256**	**48.00**	*7,390,776*	*37.91*
Options exercisable	**1,478,820**	**37.43**	*304,114*	*35.00*

1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2008 is given below.

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
35 – 60	12,378,256	48	8.23

As per the ESOS scheme, FBT of Rs. 0.8 million has been recovered from the employees on 150,240 stock options exercised during the year ended March 31, 2008.

If the Group had used the fair value of options based on the Black-Scholes model, the compensation cost in year ended March 31, 2008 would have been higher by Rs. 1,420.0 million and proforma consolidated profit after tax would have been Rs. 32,562.3 million. On a proforma basis, the Group's basic and diluted earnings per share would have been Rs. 30.85 and Rs. 30.66 respectively.

6. Fixed assets

Fixed assets include software acquired by the Group. The movement in software is given below.

Rupees in million

Particulars	As on March 31, 2008	*As on March 31, 2007*
At cost as on March 31 of preceding year	**4,101.4**	*3,347.0*
Additions during the year	**1,533.5**	*846.9*
Deductions during the year	**(3.1)**	*(92.5)*
Depreciation/amortisation to date	**(3,470.7)**	*(2,910.0)*
Net Block	**2,161.1**	*1,191.4*

7. Assets on lease

7.1 Assets taken under operating lease

The details of future rentals payable on operating leases are given below.

Rupees in million

Period	As on March 31, 2008	*As on March 31, 2007*
Not later than one year	**1,635.0**	*987.8*
Later than one year and not later than five years	**5,126.9**	*3,034.0*
Later than five years	**1,693.0**	*1,498.0*
Total	**8,454.9**	*5,519.8*

7.2 Assets under finance lease

The details of finance leases are given below.

Rupees in million

Period	As on March 31, 2008	*As on March 31, 2007*
Total of future minimum lease receipts	**353.7**	*617.3*
Present value of lease receipts	**325.6**	*548.8*
Un-matured finance charges	**28.1**	*68.5*
Maturity profile of future minimum lease receipts		
– Not later than one year	**213.3**	*323.4*
– Later than one year and not later than five years	**140.4**	*293.9*
– Later than five years	**—**	*—*
Total	**353.7**	*617.3*

7.3 Maturity profile of present value of lease rentals

The details of maturity profile of present value of finance lease receipts are given below.

Rupees in million

Period	As on March 31, 2008	*As on March 31, 2007*
Not later than one year	**193.0**	*282.6*
Later than one year and not later than five years	**132.6**	*266.2*
Later than five years	**—**	*—*
Total	**325.6**	*548.8*

8. Early retirement option ("ERO")

The Bank had implemented in July 2003 an Early Retirement Option Scheme 2003 for its employees. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO.

The ex-gratia payments under ERO, termination benefits and leave encashment in excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million is being amortised over a period of five years commencing August 1, 2003 (the date of retirement of employees exercising the option being July 31, 2003).

On account of the above ERO scheme, an amount of Rs. 384.0 million (March 31, 2007: Rs. 384.0 million) has been charged to revenue being the proportionate amount amortised for the year ended March 31, 2008.

9. Preference shares

Certain government securities amounting to Rs. 2,331.8 million (March 31, 2007: Rs. 2,104.8 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018, as per the original issue terms.

10. Staff retirement benefits

Reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension and gratuity benefits of the Group is given below.

Rupees in million

Particulars	Year ended March 31, 2008		*Year ended March 31, 2007*	
	Pension	**Gratuity**	*Pension*	*Gratuity*
Defined benefit obligation liability				
Opening obligations	**1,029.4**	**1,352.2**	*1,038.5*	*1,116.2*
Add: Addition due to amalgamation	**1,807.4**	**506.6**	*—*	*—*
Service cost	**54.0**	**384.9**	*6.7*	*292.3*
Interest cost	**230.7**	**153.6**	*78.0*	*83.2*
Actuarial (gain)/loss	**(172.3)**	**(32.9)**	*(28.2)*	*(43.4)*
Past service cost	**—**	**115.5**	*—*	*—*
Transitional obligation/(Asset)	**—**	**(0.2)**		
Liabilities extinguished on settlement	**(1,071.0)**	**—**	*(2.3)*	*—*
Benefits paid	**(200.1)**	**(191.2)**	*(63.3)*	*(96.1)*
Obligations at the end of the year	**1,678.1**	**2,288.5**	*1,029.4*	*1,352.2*

forming part of the Consolidated Accounts *(Contd.)*

Particulars	Year ended March 31, 2008		*Year ended March 31, 2007*	
	Pension	**Gratuity**	*Pension*	*Gratuity*
Opening plans assets, at fair value	**988.5**	**1,011.3**	*1,079.5*	*866.5*
Add: Addition due to amalgamation	**584.8**	**73.1**	—	—
Expected return on plan assets	**115.8**	**84.2**	*78.9*	*85.6*
Actuarial gain/(loss)	**(118.0)**	**(4.0)**	*(110.1)*	*(13.6)*
Assets distributed on settlement	**(1,145.2)**	**—**	*(2.3)*	—
Contributions	**1,264.3**	**739.2**	*5.8*	*168.9*
Benefits paid	**(200.1)**	**(191.2)**	*(63.3)*	*(96.1)*
Closing plan assets at fair value	**1,490.1**	**1,712.6**	*988.5*	*1,011.3*
Fair value of plan assets at the end of the year	**1,490.1**	**1,712.6**	*988.5*	*1,011.3*
Present value of the defined benefit obligations at the end of the year	**1,678.1**	**2,288.5**	*1,029.4*	*1,352.2*
Unrecognised past service cost	**—**	**15.7**	—	—
Asset/(liability)	**(188.0)**	**(560.2)**	*(40.9)*	*(340.9)*
Cost for the year				
Service cost	**54.0**	**384.9**	*6.7*	*292.3*
Interest cost	**230.7**	**153.6**	*78.0*	*83.2*
Expected return on plan assets	**(115.8)**	**(84.2)**	*(78.9)*	*(85.6)*
Actuarial (gain)/loss	**(54.3)**	**(28.9)**	*81.9*	*(29.8)*
Past service cost	**—**	**99.9**	—	—
Transitional obligation/(Asset)	**—**	**(0.2)**	—	—
Curtailments & settlements (gain)/loss	**74.2**	**—**	—	—
Net cost	**188.8**	**525.1**	*87.7*	*260.1*

Investment details of plan assets

Majority of the plan assets are invested in government securities and corporate bonds.

Assumptions

Interest rate	**8.57%**	**7.50%-8.57%**	*8.35%*	*7.85% - 8.35%*
Salary escalation rate	**7.00%**	**7.00%-20.00%**	*7.00%*	*6.00% - 20.00%*
Estimated rate of return on plan assets	**8.00%**	**7.50%-8.50%**	*7.50%*	*7.50%*

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

The guidance on implementing Accounting Standard 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) provides that exempt provident funds, which require employers to meet the interest shortfall, are in effect defined benefit plans. The Bank's actuary has informed that it is not practicable to actuarially determine the interest shortfall obligation.

11. Provision for income tax

The provision for income tax (including deferred tax and fringe benefit tax) for the year ended March 31, 2008 and for the year ended March 31, 2007 amounted to Rs. 11,066.8 million and Rs. 7,610.7 million respectively.

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under Section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all international transactions are at arm's length so that the above legislation will not have any impact on the financial statements, particularly on the amount of tax expense and that of provision for taxes.

12. Deferred tax

As on March 31, 2008, the Group has recorded net deferred tax asset of Rs. 17,280.5 million (March 31, 2007: Rs. 7,659.1 million), which has been included in other assets. The break-up of deferred tax assets and liabilities into major items is given below

Rupees in million

Particulars	As on March 31, 2008	*As on March 31, 2007*
Deferred tax asset		
Provision for bad and doubtful debts	**18,395.7**	*11,943.7*
Capital loss	—	—
Others	**4,074.3**	*1,835.0*
Total deferred tax asset	**22,470.0**	*13,778.7*
Less: Deferred tax liability		
Depreciation on fixed assets	**6,239.8**	*6,574.9*
Others	**75.2**	—
Total deferred tax liability	**6,315.0**	*6,574.9*
Add: Net deferred tax asset pertaining to foreign branches/subsidiaries	**1,125.5**	*455.3*
Total net deferred tax asset/(liability)	**17,280.5**	*7,659.1*

As on March 31, 2008 the life insurance subsidiary and ICICI Bank Canada have created deferred tax assets on carry forward unabsorbed losses amounting to Rs. 2,170.8 million (March 31, 2007: Rs. 690.0 million) and Rs. 685.6 million (March 31, 2007: Rs. 281.0 million) respectively based on the virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

13. Information about business and geographical segments

A. Business segments from the year ended March 31, 2008

Pursuant to the guidelines issued by the Reserve Bank of India vide its circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on enhanced disclosure on "Segmental Reporting" which is effective for the reporting period ended March 31, 2008, consolidated segmental report has been revised as follows:

1. **Retail Banking** includes exposures of ICICI Bank Limited ('the Bank') which fulfill the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards", as per the RBI guidelines for the Bank.
2. **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under the "Retail Banking" segment, as per the RBI guidelines.
3. **Treasury** includes the entire investment portfolio of ICICI Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund and ICICI Strategic Investments Fund.
4. **Other Banking business** includes hire purchase and leasing operations, gain/loss on sale of banking & non-banking assets and other items not attributable to any particular business segment. Further it also includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada and its subsidiary, namely ICICI Wealth Management Inc. and ICICI Bank Eurasia LLC.
5. **Life Insurance** represents ICICI Prudential Life Insurance Company Limited.
6. **General Insurance** represents ICICI Lombard General Insurance Company Limited.
7. **Others** includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Venture Funds Management Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC., TSI Ventures (India) Private Limited, ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited, Financial Information Network and Operations Limited (FINO), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements. While the transfer pricing methodology followed for the year ended March 31, 2007 was based on similar principles, the same has been refined further in the current year.

Pursuant to the reorganisation of the business segments, the business segments are not comparable to the segments reported for the year ended March 31, 2007.

The business segment results on this basis are given below.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	244,185.4	249,493.5	293,265.0	28,152.4	143,968.3	22,061.9	27,088.0	(407,683.7)	600,530.8
2	**Segment results**	10,838.4	36,240.6	3,224.5	1,534.8	(15,141.8)	1,302.2	6,180.0	—	44,178.7
3	Unallocated expenses									1,929.3
4	Income tax expenses (net)/(net deferred tax credit)									11,096.8
5	Net profit [1] (2) - (3) - (4)									31,152.6
	Other information									
6	Segment assets	1,112,510.1	1,263,992.0	1,552,785.0	559,258.3	297,475.4	37,247.2	122,776.0	(149,609.0)	4,796,435.0
7	Unallocated assets[2]									59,730.9
8	Total assets (6) + (7)									4,856,165.9
9	Segment liabilities	1,152,965.5	1,378,224.6	1,454,039.7[3]	554,908.1[3]	299,603.1[3]	37,716.2[3]	124,022.2[3]	(149,609.0)	4,851,870.4
10	Unallocated liabilities									4,295.5
11	Total liabilities (9) + (10)									4,856,165.9
12	Capital expenditure	6,430.8	1,364.6	8.5	765.3	1,169.1	508.3	656.7	—	10,903.3
13	Depreciation & amortisation	2,836.8	889.1	5.3	2,165.0	278.3	211.1	408.5	—	6,794.1

1. Includes share of net profit of minority shareholders.
2. Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3. Includes share capital and reserves and surplus.

Business segments for the year ended March 31, 2007

For the year ended March 31, 2007, the primary segments were reported as follows:

1. **Consumer and Commercial Banking** comprising of the retail and corporate banking business of the Bank and its banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada, ICICI Bank Eurasia LLC. and ICICI Home Finance Company Limited.
2. **Investment Banking** comprising of the treasury operations of the Bank and its banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada and ICICI Bank Eurasia LLC., ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited), ICICI Securities Limited (formerly ICICI Brokerage Services Limited), ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited.
3. **Insurance** comprising of ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.
4. **Others** comprising of ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC., TSI Ventures (India) Private Limited.

Inter-segment transactions are generally based on transfer pricing measures as determined by the management. Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

The business segment results on this basis are given below.

Rupees in million

Sr. no.	Particulars	Consumer and commercial banking	Investment Banking	Insurance	Others	Total
1	Revenue (before extraordinary profit)	242,354.5	88,495.9	101,415.6	2,393.1	434,659.1
2	Less: Inter-segment revenue					(21,021.2)
3	Total revenue (1) – (2)					413,637.9
4	Segment results	25,145.5	13,875.3	(3,917.8)	528.1	35,631.1
5	Unallocated expenses					384.0
6	Income tax expenses (net)/(net deferred tax credit)					7,640.8
7	Net profit (4) – (5) – (6)					27,606.3
	Other information					
8	Segment assets	2,253,171.9	1,455,864.0	188,501.7	(191.3)	3,897,346.3
9	Unallocated assets[1]					46,000.9
10	Total assets (8) + (9)					3,943,347.2
11	Segment liabilities	2,705,812.3	1,051,307.6[2]	180,044.8	6,182.5	3,943,347.2
12	Unallocated liabilities					—
13	Total liabilities (11) + (12)					3,943,347.2

Note: The figures reported are net of inter-company transactions.

1. Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net) and early retirement option expenses not written off.
2. Includes share capital and reserves and surplus.

B. Geographical segments

The Group has reported its operations under the following geographical segments for the year ended March 31, 2008:

- **Domestic operations** comprising branches (including those having operations outside India) and subsidiaries/joint ventures having operations in India.
- **Foreign operations** comprising subsidiaries/joint ventures having operations outside India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

Geographical segment results are given below.

Rupees in million

Revenue[1]	For the year ended March 31, 2008	*For the year ended March 31, 2007*
Domestic operations	**572,499.1**	*399,509.0*
Foreign operations	**28,031.7**	*14,128.9*
Total	**600,530.8**	*413,637.9*

1. Gains and losses on offsetting transactions are accounted for separately in domestic and foreign segments respectively and not netted off.

Rupees in million

Assets	As on March 31, 2008	*As on March 31, 2007*
Domestic operations	**4,270,982.8**	*3,641,022.4*
Foreign operations	**525,452.2**	*302,324.8*
Total	**4,796,435.0**	*3,943,347.2*

14. Penalties/fines imposed by RBI and other regulatory bodies

There were no penalties imposed by RBI during the year ended March 31, 2008 (March 31, 2007: Rs. Nil).

Securities and Futures Commission (SFC), Hong Kong charged the Bank with carrying on the business of dealing in securities in Hong Kong without having a license to do so. Pursuant to the charges preferred vide issue of summons on March 30, 2007 and the submissions of SFC and the Bank, the Eastern Magistrate's Court, Hong Kong, on April 10, 2007 fined the Bank a sum of HKD 40,000 (Rs. 0.2 million) and required the Bank to reimburse investigation costs to SFC.

The Office of Superintendent of Financial Institutions (OSFI) has imposed penalties on ICICI Bank Canada of CAD 18,250 (Rs. 0.7 million) under its Late and Erroneous Filing Penalty (LEFP) framework in relation to late submission of certain corporate and financial returns.

Central Bank of the Russian Federation (CBR) inspected the main office of ICICI Bank Eurasia LLC. (IBEL) in Balabanovo, Kaluga region between October 15 and October 17, 2007. The inspection covered the area of reflecting the correct amount of liabilities in the books in September 2007.

As a result of the inspection, it was found that the main office in Balabanovo had violated CBR requirements and consequently, on October 31, 2007, IBEL received a prescription dated October 26, 2007 bearing No. 11-40DSP/5294 from CBR which specified that as on October 01, 2007, IBEL had understated the amount of foreign exchange liabilities by RUB 288,000 which resulted in underestimation of provisions by RUB 9,000. IBEL was fined RUB 10 (Rs. 15.97) for the above violation of regulatory requirements.

15. Premium amortisation

As per general clarification from RBI dated July 11, 2007 on circular DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, the Bank has deducted the amortisation of premium on government securities from "Income on investment" in Schedule 13, which was earlier included in "Profit/(Loss) on revaluation of investments (net)" in Schedule 14.

16. Additional disclosure

Additional statutory information disclosed in separate financial statements of the parent and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

17. Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises.

In the case of ICICI Bank Limited, there have generally been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments. In the case of certain consolidated entities, they are in the process of compiling relevant information from its suppliers about their coverage under the Micro, Small and Medium Enterprises Development Act, 2006.



18. Farm loan waiver

The Union Finance Minister, in his budget proposal for Financial Year 2008-09, announced a debt relief scheme for farmers, which would cover agricultural loans disbursed by scheduled commercial banks, regional rural banks and co-operative credit institutions up to March 31, 2007, overdue as on December 31, 2007 and which remained unpaid upto February 28, 2008. The Bank has not considered any expected receipts and has retained provisions on all eligible loans as per its current provisioning norms, pending the quantification and acceptance of its claims as per guidelines of the debt relief scheme.

19. Change in estimate in the retail agriculture loan portfolios provisioning

During the year, the Bank has changed its basis of estimating provisions in respect of certain retail agriculture loan portfolios. As a result of the change in the estimate, the impact on the profit after tax for the year ended March 31, 2008 is not significant.

20. Credit derivative instruments

The Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralised debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2008 was Rs. 27,067.6 million in funded instruments and Rs. 58,597.9 million in non-funded instruments which includes Rs. 200.6 million of protection bought by the Bank. The mark- to- market loss as on March 31, 2008 on the above portfolio was Rs. 7,914.2 million, which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realised losses during the year ended March 31, 2008 was a net loss of Rs. 8,879.8 million.

21. Comparative figures

Previous period/year figures have been regrouped/reclassified, where necessary, to conform to current period classification.

SIGNATURES TO SCHEDULES 1 TO 19

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

Place : Mumbai
Date : April 26, 2008

SANDEEP BATRA
Group Compliance Officer &
Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

CHARANJIT ATTRA
General Manager &
Chief Accountant

Financial information of subsidiary companies for the year ended March 31, 2008

Rupees in million

Particulars	ICICI Securities Primary Dealership Limited	ICICI Securities Limited [2]	ICICI Securities Inc.[2]	ICICI Securities Holdings Inc.[2]	ICICI Home Finance Company Limited	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI Lombard General Insurance Company Limited	ICICI International Limited[6]	ICICI Bank UK PLC.[6]	ICICI Bank Eurasia Limited Liability Company[1,8]	ICICI Bank Canada[1,7]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited	ICICI Wealth Management Inc.[1,7]
Paid-up share capital[3]	1,621.0	610.7	433.6	463.1	7,987.5	0.5	100.0	10.0	14,012.2	3,773.6	36.1	19,863.2	2,723.8	12,260.9	1.0	176.5	40.2
Reserves	3,091.4	1,159.3	(261.4)	(26.8)	904.2	1.6	34.0	368.4	(6,097.0)	6,807.3	15.2	(1,166.4)	32.2	(391.4)	7.6	692.0	(20.9)
Total assets	24,132.8	9,746.5	231.3	452.5	85,473.2	2.4	134.5	3,437.5	301,462.5	37,941.9	111.9	354,221.4	30,484.9	115.204.0	15.1	2,171.3	39.1
Total liabilities (excluding capital and reserves)	19,420.4	7,976.5	59.1	16.2	76,581.5	0.2	0.5	3,059.1	293,547.3	27,361.0	60.6	335,524.6	27,723.1	103,334.5	6.5	1,302.8	19.8
Investments (excluding investments in subsidiaries)[4]	19,999.5	247.7	25.1	Nil	11,383.5	Nil	18.2	319.7	285,264.8	23,737.6	10.3	175,125.7	5,698.9	31,980.4	8.7	753.7	Nil
Turnover (Gross income from operations)	5,172.4	7,490.0	51.3	0.1	5,948.0	0.6	10.2	2,257.5	135,610.6	36,010.2	61.0	19,023.1	1,625.4	5,026.0	5.0	4,336.6	2.7
Profit before tax	2,107.4	2,327.2	(195.5)	(2.2)	996.5	0.6	8.7	1,271.2	(15,431.4)	1,302.2	12.4	2,275.9	(87.5)	165.4	0.2	1,242.7	(32.4)
Provision for taxation	710.6	820.3	Nil	Nil	292.7	0.2	2.4	367.2	(1,480.8)	273.5	0.3	734.8	13.4	49.9	Nil	421.7	(11.5)
Profit after tax	1,396.8	1,506.9	(195.5)	(2.2)	703.8	0.4	6.3	904.0	(13,950.6)	1,028.7	12.1	1,541.1	(74.1)	115.5	0.2	821.0	(20.9)
Prior period items	Nil	(9.1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Profit after tax and adjustment of prior period items	1,396.8	1,497.8	(195.5)	(2.2)	703.8	0.4	6.3	904.0	(13,950.6)	1,028.7	12.1	1,541.1	(74.1)	115.5	0.2	821.0	(20.9)
Dividend paid (including corporate dividend tax)[5]	796.5	1,121.8	Nil	Nil	504.6	Nil	Nil	848.2	Nil	691.6	Nil	165.5	Nil	Nil	Nil	433.7	Nil

Notes:
1. The financial information of ICICI Bank Canada, ICICI Wealth Management Inc. and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2007 to December 31, 2007, being their financial year.
2. ICICI Securites Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
3. The paid-up share capital of ICICI Home Finance Company Limited, ICICI Bank Canada and ICICI Bank UK PLC. includes paid-up preference share capital of Rs. 150.0 million, Rs. 1,518.1 million and Rs. 2,006.0 million respectively.
4. Investments also include securities held as stock in trade.
5. Dividend paid includes proposed dividend.
6. The financials of ICICI Bank UK PLC. and ICICI International Limited have been translated into Indian Rupees at the closing rate on March 31, 2008 of 1 USD = Rs. 40.1200.
7. The financials of ICICI Bank Canada and ICICI Wealth Management Inc. have been translated into Indian Rupees at the closing rate on December 31, 2007 of 1 CAD = Rs. 40.2350.
8. The financials of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at the clsoing rate on December 31, 2007 of 1 RUB = 1.6092.
9. The amount of reserves of ICICI Prudential Life Insurance Company Limited, excludes policyholders funds.

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

K. V. KAMATH
Managing Director & CEO

CHANDA D. KOCHHAR
Joint Managing Director & CFO

V. VAIDYANATHAN
Executive Director

MADHABI PURI BUCH
Executive Director

SONJOY CHATTERJEE
Executive Director

Place : Mumbai
Date : April 26, 2008

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

CHARANJIT ATTRA
General Manager & Chief Accountant


ICICI Bank

Reconciliation to US GAAP and related notes for the year ended March 31, 2008

for the year ended March 31, 2008

Differences between Indian GAAP and US GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP.

The following tables summarises the significant adjustments to consolidated net income and stockholders' equity which would result from the application of US GAAP:

1. **Net income reconciliation**

Rupees in million

	Note	Year ended March 31,		
		2006	2007	**2008**
Consolidated profit after tax as per Indian GAAP		24,200.9	27,606.3	**33,982.3**
Adjustments on account of:				
Allowance for loan losses	(a)	(5,214.7)	300.3	**(4,404.7)**
Business combinations	(b)	(1,051.2)	(981.2)	**(767.5)**
Consolidation	(c)	277.5	2,801.8	**6,167.9**
Valuation of debt and equity securities	(d)	537.8	2,467.3	**(1,506.1)**
Amortisation of fees and costs	(e)	3,158.9	(2,336.4)	**(4,842.4)**
Accounting for derivatives	(f)	(154.4)	590.3	**2,348.0**
Accounting for compensation costs	(g)	—	(827.5)	**(1,869.9)**
Accounting for securitisation	(h)	—	1,431.4	**276.6**
Deferred tax benefit/(expense)	(i)	(1,714.5)	654.6	**3,286.0**
Others	(j)	—	(436.1)	**440.9**
Total impact of all adjustments		(4,160.6)	3,664.5	**(871.2)**
Net income as per US GAAP		20,040.3	31,270.8	**33,111.1**
Basic earnings per share				
Indian GAAP (consolidated)		30.96	30.92	**32.19**
US GAAP		25.64	35.02	**31.37**
Diluted earnings per share				
Indian GAAP (consolidated)		30.64	30.75	**32.00**
US GAAP		25.34	34.79	**30.87**

2. **Stockholders' equity reconciliation**

Rupees in million

	Note	As on March 31,	
		2007	**2008**
Consolidated networth as per Indian GAAP[1]		239,576.7	**447,222.1**
Adjustments on account of:			
Allowance for loan losses	(a)	(19,733.7)	**(24,138.4)**
Business combinations	(b)	(1,642.8)	**3,576.5**
Consolidation	(c)	1,587.6	**7,699.5**
Valuation of debt and equity securities	(d)	(6,816.1)	**(102.8)**
Amortisation of fees and costs	(e)	5,052.7	**82.7**
Accounting for derivatives	(f)	615.6	**2,963.6**
Accounting for compensation costs	(g)	1,056.0	**924.9**
Accounting for securitisation	(h)	1,431.4	**1,707.9**
Deferred taxes	(i)	9,767.9	**11,039.0**
Others	(j)	(436.1)	**6.2**
Proposed dividend	(k)	10,521.0	**13,773.7**
Total impact of all adjustments		1,403.5	**17,532.8**
Stockholders' equity as per US GAAP		240,980.2	**464,754.9**

1. Excludes preference share capital of Rs. 3,500.0 million (March 31, 2007: Rs. 3,500.0 million) and debit balance in profit and loss account of Rs. Nil (March 31, 2007: Rs. 73.6 million), included under Other Assets.


ICICI Bank

a) **Allowance for loan losses**

The differences in the allowance for loan losses between Indian GAAP and US GAAP are primarily on account of:

i) Differences in the discount rates and cash flows used for computing allowances created on restructured assets including allowances on certain loans transferred to an asset reconstruction company not accounted for as sale under US GAAP. The loss on assets transferred to an asset reconstruction company are included under allowance for loan losses under US GAAP whereas under Indian GAAP, these are netted off from the security receipts received as consideration for sale as the transfer of these loans is treated as a sale under Indian GAAP.

ii) Allowance for loan losses created on other impaired loans made in accordance with Statement No. 5 on "Accounting for Contingencies" and Statement No. 114 on "Accounting by Creditors for Impairment of a Loan" issued by the Financial Accounting Standard Board ('FASB') under US GAAP and prescriptive provisioning on non-performing loans as per Reserve Bank of India ("RBI") guidelines under Indian GAAP.

iii) Allowance made for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under US GAAP and prescriptive provisioning norms for standard assets as per RBI norms under Indian GAAP.

The guidelines on provisioning for loan losses under Indian GAAP are as follows:

Classification	Provisioning
Standard loans	As per the RBI guidelines issued in September 2005, banks were required to make a general provision at 0.4% on standard loans (excluding loans to the agricultural sector and to small and medium enterprises at 0.25%). In May 2006, the general provisioning requirement for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million and commercial real estate was further increased to 1.0% from 0.4%. In January 2007, the general provisioning requirement for personal loans, credit card receivables, loans and advances qualifying as capital market exposure, commercial real estate and advances to non-deposit taking systematically important non-banking financial companies (NBFCs) was increased to 2%.
Sub-standard assets	A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 10% is required for all sub-standard loans. An additional provision of 10% is required for accounts that are ab-initio unsecured.
Doubtful assets	A loan is classified as a doubtful loan, if it has remained as sub-standard for more than a year. A 100% provision/write-off is required in respect of the unsecured portion of the doubtful loans. Until year-end fiscal 2004, a 20% to 50% provision was required for the secured portion as follows: Up to one year: 20% provision; One to three years: 30% provision; and More than three years: 50% provision. Effective quarter ended June 30, 2004 a 100% provision is required for loans classified as doubtful for more than three years on or after April 1, 2004. In respect of assets classified as doubtful for more than three years up to March 31, 2004, 60% to 100% provision on the secured portion is required as follows: By March 31, 2005: 60% provision; By March 31, 2006: 75% provision; and By March 31, 2007: 100% provision.
Loss assets	The entire loan is required to be written off or provided for.
Restructured loans	A provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of the future interest on the basis of rescheduled terms at the time of restructuring is required to be made.

Under US GAAP, the impaired loans portfolio is classified into restructured loans and other impaired loans. Restructured loans represent loans whose terms relating to interest and installment payments have been modified and qualify as troubled debt restructurings as defined in Statement No. 15 on "Accounting by Debtors and Creditors for Troubled Debt Restructurings". Other impaired loans represent loans other than restructured loans, which qualify for impairment as per Statement No. 114.

Under US GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower's overall financial condition, resources and payment record and the realisable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan's contractual effective rate and the fair value of collateral. Allowances recognised on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan. Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

Under US GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

Under US GAAP, the allowance on the performing portfolios are based on the estimated probable losses inherent in the portfolio. The allowance on the performing portfolios are established after considering historical and projected default rates and loss severities.

Under Indian GAAP, in respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of upgradation under US GAAP is not rule-based and the timing of upgradation may differ across individual loans.

During fiscal years 2006, 2007 and 2008, the Group transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company against the issuance of security receipts by the funds/trusts. The funds/trusts have been set up by the asset reconstruction company under enacted debt recovery legislation in India and aim to improve the recoveries of banks from non-performing assets by aggregating lender interests and speeding up enforcement of security interest by lenders. While under Indian GAAP the entire transfer was recognised as a sale, under US GAAP these transfers are not recognised as a sale due to the following reasons:

- Certain transfers did not qualify for sale accounting under Statement No. 140 on "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".
- Certain transfers qualified for sale accounting but were impacted by FASB Interpretation No. 46 on "Consolidation of Variable Interests" (FIN 46)/FASB Interpretation No 46(R) (FIN 46(R)). The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in FIN 46(R). As the Bank is the 'Primary Beneficiary' of certain funds/trusts, it is required under US GAAP to consolidate these entities.

The difference in aggregate allowance for loan losses between Indian GAAP and US GAAP for the fiscal years 2006, 2007 and 2008 as attributable to the reconciling items is given in the table below.

Rupees in million

Reconciling items	Year ended March 31,		
	2006	2007	**2008**
Differences due to provision on loans classified as troubled debt restructuring under US GAAP (includes cases transferred to asset reconstruction company)	(2,047.2)	(547.6)	**1,487.9**
Differences due to provisions on loans classified as other impaired under US GAAP	(5,037.5)	(4,462.1)	**(6,526.5)**
Differences due to provisions created on performing assets	1,870.0	5,310.0	**633.9**
Total difference in allowance for loan losses	(5,214.7)	300.3	**(4,404.7)**

b) Business combinations

The differences arising due to business combinations are primarily on account of:

i) Determination of the accounting acquirer.

ii) Accounting of intangible assets.

Under US GAAP, the amalgamation between ICICI Bank Limited and ICICI Limited was accounted for as a reverse acquisition in fiscal 2003. This means that ICICI Limited was recognised as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. On the acquisition date, ICICI held a 46% ownership interest in ICICI Bank. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition. Under Indian GAAP, ICICI Bank Limited was recognised as the legal and the accounting acquirer and the assets and liabilities of ICICI Limited were incorporated in the books of ICICI Bank Limited in accordance with the purchase method of accounting. Further, under US GAAP, the amalgamation resulted in goodwill and intangible assets while the amalgamation under Indian GAAP resulted in a capital reserve (negative goodwill), which was accounted for as Revenue and Other Reserves according to the scheme of amalgamation.






Further, for certain acquisitions made by the Group, no goodwill has been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method. However, under US GAAP, goodwill has been accounted for in accordance with Statement No. 141 on "Business Combinations" and Statement No. 142 on "Goodwill and Other Intangible Assets".

Under US GAAP subsequent to the adoption of Statement No. 142, the Group does not amortise goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under Statement No. 142 does not indicate an impairment loss for fiscal 2008.

Under US GAAP, intangible assets are amortised over their estimated useful lives in proportion to the economic benefits consumed in each period.

The estimated useful lives of intangible assets are as follows:

	No. of years
Customer-related intangibles	10
Other intangibles	3 to 5

In fiscal 2008, the Group recorded goodwill under US GAAP of Rs. 5,465.9 million and intangible assets of Rs. 1,175.0 million in relation to the acquisition of The Sangli Bank for a consideration of Rs. 2,964.2 million. The revenue and total assets of the acquired group is immaterial to the consolidated results of operations and financial position of the Group. The fair values of the net assets of The Sangli Bank as on the date of merger are as follows:

Rs. in million

Particulars	
Assets	
Cash and balances with RBI	999.6
Balances with banks and money at call and short notice	1,362.9
Investments	7,362.2
Advances	1,973.1
Fixed Assets	811.6
Other Assets	597.8
Total Assets	13,107.2
Liabilities	
Deposits	13,129.2
Borrowings	8.8
Other Liabilities and Provisions	2,987.6
Total Liabilities	16,125.6
Net Assets	(3,018.4)

c) **Consolidation**

The differences on account of consolidation are primarily on account of:

i) Consolidation of insurance subsidiaries.

ii) Equity affiliates and majority owned subsidiaries.

iii) Variable interest entities.

Under Indian GAAP, the Group has not consolidated certain entities in which control is intended to be temporary. However under US GAAP, these entities have been consolidated in accordance with Statement No. 94 on "Consolidation of majority owned subsidiaries" which requires consolidation of such entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the board of directors in the case of a group or of the composition of the governing body in case of any other enterprise.

However, under US GAAP, the Group is required to consolidate entities deemed to be Variable Interest Entities (VIEs) where the Group is determined to be the primary beneficiary under FIN 46(R).

The Group's venture capital subsidiary is involved with entities that may be deemed VIEs. The FASB permitted non-registered investment companies to defer consolidation of VIEs with which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalised. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46(R) to provide an exception for companies that qualify to apply the revised Audit Guide. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46(R), the Group will assess the effect of such guidance on its venture capital business.

Under Indian GAAP, the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are fully consolidated whereas under US GAAP, these subsidiaries are accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in Issue No. 96-16 issued by the Emerging Issues Task Force.

The significant differences between Indian GAAP and US GAAP in case of our life insurance subsidiary are given below:

Rupees in million

Reconciling items	Year ended March 31,		
	2006	2007	2008
Loss as per Indian GAAP	(1,879)	(6,489)	**(13,951)**
Adjustments on account of:			
Amortisation of deferred acquisition costs	5,660	7,729	**24,365**
Actuarial reserves on lapsed policies	—	968	**2,333**
Compensation costs	(72)	(44)	**(113)**
Difference in statutory reserve and unallocated policyholders' surplus	(5,016)	(4,792)	**(18,985)**
Un-realised (loss)/gain on trading portfolio of participating funds	808	(605)	**833**
Deferred taxes	(597)	(126)	**(532)**
Others	(3)	(3)	**(3)**
Loss as per US GAAP	(1,099)	(3,362)	**(6,053)**

The aforesaid differences in respect of our life insurance subsidiary are described below:

i) Amortisation of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under US GAAP, the same is deferred over the policy term. Under US GAAP, expenses that vary with and are primarily related to the acquisition of new business are carried as deferred acquisition cost. This deferred acquisition cost is written off over the premium payment term for Statement No. 60 products and over the estimated gross profits ("EGP") for Statement No. 97 products.

ii) Actuarial reserves on lapsed policies

Under US GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves have been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority for the year ended March 31, 2008.

iii) Compensation costs

It primarily represents the differences in the method followed for accounting of employee stock options. Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of Statement No. 123(R).

iv) Differences in statutory reserve and unallocated policyholders' surplus

Reserves under Indian GAAP are held as per the requirements of the Insurance Regulatory and Development Authority and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). Reserves under US GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under US GAAP. The liability consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

The benefit reserve is computed as the present value of benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred premium liability is held under Statement No. 97 limited pay and Statement No. 60 products where the premium paying term is lower than the policy term so as to allow the emergence of the profits over the entire policy term. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy.

Unallocated policyholders' surplus represents amount to be set aside for policyholders' under participating products as required under US GAAP.

v) Un-realised loss/(gain) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealised gain to be routed through the revenue account except in the case of linked businesses. Under US GAAP, as per the requirements of Statement No. 115 on "Accounting for Certain Investments in Debt and Equity Securities" unrealised loss/(gain) on investments classified as held for trading is taken to the revenue account.

The details of the significant differences between Indian GAAP and US GAAP for the general insurance subsidiary are given below:

Rupees in million

Reconciling items	Year ended March 31,		
	2006	**2007**	**2008**
Profit as per Indian GAAP	503	684	**1,029**
Adjustments on account of:			
Provision for re-insurance commission	(480)	(1,304)	**(956)**
Amortisation of deferred acquisition costs	423	931	**420**
Premium deficiency	(87)	(215)	**341**
Compensation costs	—	(39)	**(46)**
Deferred taxes	55	211	**79**
Others	(19)	—	**8**
Profit as per US GAAP	395	268	**875**

The aforesaid differences in respect of our general insurance subsidiary are described below:

i) Provision for re-insurance commission

Under Indian GAAP in the absence of any specific guidance, re-insurance commission on business ceded is recognised as income in the year of the ceding of the risk. Under US GAAP, proceeds from re-insurance transactions that represent recovery of acquisition costs are reduced from un-amortised acquisition costs in such a manner that net acquisition costs are capitalised and charged to expense in proportion to net revenue recognised.

ii) Amortisation of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under US GAAP the same is capitalised and charged to expense in proportion to premium revenue recognised.

iii) Premium deficiency

Under Indian GAAP, premium deficiency is recognised if the sum of the expected claims costs, related expenses and maintenance costs exceeds related unearned premiums. Indian regulations require assessment and recognition of premium deficiency under "Fire", "Marine" and "Miscellaneous" segments of business and not under each line of businesses in the revenue account. Under US GAAP, a premium deficiency relating to short-term insurance contracts indicates a probable loss. A premium deficiency for each line of business is assessed and recognised in the revenue account if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, un-amortised acquisition costs and maintenance costs exceeds related unearned premiums.

A premium deficiency is recognised by first charging un-amortised acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortised acquisition costs, a liability for the excess deficiency is required to be accrued.

iv) Compensation costs

Under Indian GAAP, stock compensation costs are accounted for by the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of Statement No. 123(R).

d) Valuation of debt and equity securities

Under Indian GAAP, net unrealised gains on investments by category are ignored, except for the venture capital investments wherein the unrealised gains and losses are transferred to Reserves and Surplus.

Under US GAAP, unrealised gains or losses on trading assets are recognised in the profit and loss account and unrealised gains or losses on securities classified as 'available for sale' are recognised in 'Accumulated Other Comprehensive Income' under stockholders' equity. Under US GAAP, unrealised gains or losses on investments of venture capital subsidiaries are recognised in the profit and loss account.

e) Amortisation of fees and costs

Fees

Under US GAAP, loan origination fees (net of certain costs) are amortised over the period of the loans as an adjustment to the yield on the loan. However under Indian GAAP, loan origination fees are accounted for upfront except for certain fees, which are received in lieu of sacrifice of future interest, which are amortised over the remaining period of the facility. Loan origination costs, including commissions paid to direct marketing agents are expensed in the year in which they are incurred.

Costs

ICICI Bank Limited had implemented an Early Retirement Option Scheme 2003 ('ERO') for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO. The ex-gratia payments under ERO, termination benefits and leave encashment in the excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million are being amortised under Indian GAAP over the period of five years commencing August 1, 2003. Under US GAAP, the same has been accounted in accordance with the provisions of Statement No. 87 on "Employers' Acccunting for Pensions" and Statement No. 88 on "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Accordingly under US GAAP, this amount was expensed in fiscal 2004.

f) Accounting for derivatives

Under Indian GAAP, the interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted for on accrual basis, in accordance with RBI guidelines.

Under US GAAP, the Group accounts for its derivative transactions in accordance with the provisions of Statement No. 133 on "Accounting for Derivative Instruments and Hedging Activities", as amended. Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under US GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

Under US GAAP, the Group has designated certain derivatives as fair value hedges of certain interest-bearing assets and liabilities under Statement No.133. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Group assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis.

g) Accounting for compensation cost

Under US GAAP, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004) on "Share-Based Payment, which is a revision of FASB Statement No. 123 on "Accounting for Stock-Based Compensation". Statement No. 123(R) supercedes APB Opinion No. 25 on "Accounting for Stock issued to Employees" and amends FASB Statement No. 95 on "Statement of Cash flows". The approach in Statement No. 123(R) is generally similar to the approach in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options to be recognised in the income statement based on their fair values.

The Group adopted the modified prospective method in which compensation cost is recognised in the previous year based on the requirements of Statement No. 123(R), for all the share-based payments granted after April 1, 2006 and based on the requirements of Statement No. 123 for all awards granted to employees prior to April 1, 2006 that remain unvested. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based employees' compensation plans. Compensation cost is measured by the excess, if any, of the fair market price, of the underlying stock over the exercise price on the grant date.

Under US GAAP, compensated absences are accounted for on an accrual basis. Under Indian GAAP, till March 31, 2006 compensated absences were also accounted on accrual basis, based on the basic salary of the employee, computed on actuarial basis. During the year ended March 31, 2007, the Institute of Chartered Accountants of India issued Accounting Standard ('AS') 15 (revised) on "Employee Benefits", which is a revision of AS-15, on "Employee Benefits". As per AS-15(R), in addition to certain other changes, the Group was required to account for the provision for leave encashment based on an employees' cost to the Group instead of the basic salary, at which leaves can be encashed. AS-15(R) allowed an adjustment to the opening reserves for the difference in liability arising on account of retirement benefit at March 31, 2006.

Fringe benefit tax on ESOS

Under Indian GAAP, fringe benefit tax (FBT) recovered from employees is recorded as an offset against the corresponding expenses. Under US GAAP, the effect of FBT is considered in determining the fair value of the award on the grant date.

The weighted average fair value of options granted during the year ended March 31, 2008, after considering FBT is Rs. 309.62 and the weighted average fair value of options granted during the year ended March 31, 2007 and March 31, 2006 is Rs. 215.37 and Rs. 130.32 respectively.

Carried interest

The Group accounts for carried-interest obligations of certain investment funds that are consolidated by the Group as liability awards in terms of Statement No. 123(R). Under Indian GAAP, these expenses are recognised in the profit and loss account when the proceeds from the underlying investments are realised and certain conditions are met. Under US GAAP, the expenses are included in net income during the service period.

h) Accounting for securitisation

Under US GAAP, the Group accounts for gain on sale of loans securitised (including float income) at the time of sale in accordance with Statement No. 140 on "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". As per Statement No. 140, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2007, net income arising from securitisation of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

i) Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i) Tax impact of all US GAAP adjustments.

ii) Deferred taxes created on undistributed earnings of subsidiaries and affiliates under US GAAP. Deferred taxes are not required to be created on undistributed earnings of subsidiaries and affiliates under Indian GAAP.

iii) Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under US GAAP, these are created on enacted tax rates in force at the balance sheet date.

j) Others

Others include gains realised on redemption of certain venture capital units. The same was recognised as a gain during previous year under Indian GAAP but not under US GAAP as consideration other than beneficial interest was not received.

k) Dividend

Under US GAAP, dividends on common stock and the related dividend tax are recognised in the year of approval by the Board of Directors. Under Indian GAAP, dividends on common stock and the related dividend tax are recognised in the year to which it relates.

BASEL II - Pillar 3 Disclosures (Consolidated)

1. SCOPE OF APPLICATION

Pillar 3 disclosures apply to ICICI Bank Limited and its consolidated entities, wherein ICICI Bank Limited is the controlling entity in the group.

Basis of consolidation for capital adequacy

Consolidation for capital adequacy is based on consolidated financial statements of ICICI Bank and its subsidiaries in line with guidelines for consolidated accounting and other quantitative methods vide DBOD.No.BP.BC.72/21.04.018/2001-02 issued by Reserve Bank of India (RBI). The capital charge is computed as per RBI guidelines for implementation of the New Capital Adequacy Framework (Basel II) released in April 2007.

The entities considered for consolidation for capital adequacy include subsidiaries, associates and joint ventures of the Bank, which carry on activities of banking or financial nature as stated in the scope for preparing consolidated prudential reports laid down in RBI guidelines.

As per Basel II guidelines, entities engaged in insurance business and businesses not pertaining to financial services have been excluded from consolidation for capital adequacy. Investment above 30% in paid-up equity capital of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities have been deducted to the extent of 50% from Tier-1 and 50% from Tier-2 capital.

The table below lists ICICI Bank's financial and non-financial subsidiaries/associates/joint ventures and other entities consolidated for accounting and their treatment in consolidated capital adequacy computations:

Sr. No.	Name of the entity	Nature of business & consolidation status
1	ICICI Securities Primary Dealership Limited	Securities investment, trading and underwriting – fully consolidated
2	ICICI Securities Limited	Securities broking & merchant banking – fully consolidated
3	ICICI Securities Inc.	Securities broking – fully consolidated
4	ICICI Securities Holdings Inc.	Holding company of ICICI Securities Inc. – fully consolidated
5	ICICI Venture Funds Management Company Limited	Private equity/venture capital fund management – fully consolidated
6	ICICI Home Finance Company Limited	Housing finance – fully consolidated
7	ICICI Trusteeship Services Limited	Trusteeship services – fully consolidated
8	ICICI Investment Management Company Limited	Asset management – fully consolidated
9	ICICI International Limited	Asset management – fully consolidated
10	ICICI Bank UK PLC	Banking – fully consolidated
11	ICICI Bank Canada	Banking – fully consolidated
12	ICICI Wealth Management Inc.	Wealth management – fully consolidated
13	ICICI Bank Eurasia LLC	Banking – fully consolidated
14	ICICI Eco-net Internet and Technology Fund[1]	Venture capital fund – fully consolidated
15	ICICI Equity Fund[1]	Unregistered venture capital fund – fully consolidated
16	ICICI Emerging Sectors Fund[1]	Venture capital fund – fully consolidated
17	ICICI Strategic Investments Fund[1]	Unregistered venture capital fund – fully consolidated
18	ICICI Prudential Asset Management Company Limited	Asset management – fully consolidated
19	ICICI Prudential Trust Limited	Trusteeship – fully consolidated
20	TCW/ICICI Investment Partners LLC	Asset management – pro-rata consolidated

Sr. No.	Name of the entity	Nature of business & consolidation status
21	ICICI Prudential Life Insurance Company Limited	Life insurance – consolidated for financial reporting but not for capital adequacy and deducted from capital for capital adequacy
22	ICICI Lombard General Insurance Company Limited	General Insurance – consolidated for financial reporting but not for capital adequacy and deducted from capital for capital adequacy
23	ICICI Venture Value Fund[1]	Unregistered venture capital fund – consolidated by equity method
24	TSI Ventures (India) Private Limited	Real estate consultancy – consolidated for financial reporting but not for capital adequacy
25	ICICI Kinfra Limited	Infrastructure development consultancy – consolidated for financial reporting but not for capital adequacy
26	ICICI West Bengal Infrastructure Development Corporation Limited	Infrastructure development consultancy – consolidated for financial reporting but not for capital adequacy
27	Financial Information Network and Operations Limited	Service provider – consolidated by equity method for financial reporting but not consolidated for capital adequacy
28	I-Process Services (India) Private Limited	Service provider – consolidated by equity method for financial reporting but not consolidated for capital adequacy
29	I-Solutions Providers (India) Private Limited	Service provider – consolidated by equity method for financial reporting but not consolidated for capital adequacy
30	NIIT Institute of Finance, Banking and Insurance Training Limited	Education and training in banking and finance – consolidated by equity method for financial reporting but not consolidated for capital adequacy

1. Consolidating entities under Accounting Standard 21

a. Capital deficiencies

Majority owned financial entities that are not consolidated for capital adequacy purposes and for which the investment in equity and other instruments eligible for regulatory capital status is deducted from capital, meet their respective regulatory capital requirements at all times. There is no deficiency in capital in any of the subsidiaries of the Bank as on March 31, 2008. ICICI Bank maintains an active oversight on all its subsidiaries through their respective Boards and regular updates to the Board of ICICI Bank. On a quarterly basis the capital adequacy position of subsidiaries (banking, non-banking & insurance subsidiaries), as per applicable regulations, is reported to their respective Boards as well as to the Board of the Bank.

b. Bank's interest in insurance entities

The book value of the Bank's total interest in its insurance subsidiaries, which is deducted from capital for capital adequacy under Basel II is detailed in the table below.

Rupees in million

Name of the entity	Country of incorporation	Ownership interest	Book value of investment
ICICI Prudential Life Insurance Company Limited	India	73.87%	27,819.0
ICICI Lombard General Insurance Company Limited	India	73.83%	7,170.6

The quantitative impact on regulatory capital of using risk weighted investments method versus using the deduction method is set out in the following table:

Rupees in million

Method	Quantitative impact
Deduction method	34,989.6
Capital at 9% based on risk weighted assets	3,149.1

2. CAPITAL STRUCTURE

a. Summary information on main terms and conditions / features of capital instruments

RBI's capital adequacy norms classify capital funds into Tier-1 and Tier-2 capital. Tier-1 capital includes paid-up equity capital, statutory reserves, other disclosed free reserves, capital reserves and innovative perpetual debt instruments (Tier-1 bonds) eligible for inclusion in Tier-1 capital that comply with requirement specified by RBI. Elements of Tier-2 capital include revaluation reserve, general provision and loss reserve, upper Tier-2 instruments (upper Tier-2 bonds) and subordinate debt instruments (lower Tier-2 bonds) eligible for inclusion in Tier-2 capital. ICICI Bank and its subsidiaries have issued debt instruments that form a part of Tier-1 and Tier-2 capital. The terms and conditions that are applicable for these instruments comply with the stipulated regulatory requirements and where required an independent legal opinion has been obtained for inclusion of these instruments in capital.

Tier-1 bonds are non-cumulative and perpetual in nature with a call option after 10 years. Interest on Tier-1 bonds is payable either annually or semi-annually. Some of the Tier-1 bonds have a step-up clause on interest payment ranging up to 100 bps.

The upper Tier-2 bonds are cumulative and have an original maturity of 15 years with call option after 10 years. The interest on upper Tier-2 bonds is payable either annually or semi-annually. Some of the upper Tier-2 debt instruments have a step-up clause on interest payment ranging up to 100 bps.

The lower Tier-2 bonds are cumulative and have an original maturity between five to 15 years. The interest on lower Tier-2 capital instruments is payable quarterly, semi-annually or annually.

b. Amount of Tier-1 capital (March 31, 2008)

Rupees in billion

Tier-1 capital elements	Amount
Paid-up share capital/common stock[1]	12.82
Reserves[2]	464.11
Innovative Tier-1 capital instruments	26.57
Minority interest	0.50
Gross Tier-1 capital	**504.00**
Deductions:	
Investment in paid-up equity of financial subsidiaries/associates	17.49
Intangible assets other than goodwill[3]	21.76
Securitisation exposures including credit enhancements	14.71
Goodwill	0.62
Other deductions	0.28
Minority interest not eligible for inclusion in Tier-1 capital	0.19
Net Tier-1 capital	**448.96**

1. Includes preference shares permitted by RBI for inclusion in Tier-1 capital.
2. Includes statutory reserves, disclosed free reserves and capital reserves.
3. Includes losses and deferred tax assets and unamortized early retirement options.



c. **Amount of Tier-2 capital (March 31, 2008)**

Rupees in billion

Tier-2 capital elements	Amount
General provisions & loss reserves	15.69
Upper Tier-2 instruments	30.53
Lower Tier-2 capital instruments	104.10
Gross Tier-2 capital	**150.32**
Deductions :	
Investments in paid-up equity of financial subsidiaries/associates	17.49
Securitisation exposure including credit enhancement	14.71
Other deductions	0.28
Net Tier-2 capital	**117.85**

d. **Debt capital instruments eligible for inclusion in Tier-1 and Tier-2 capital**

Rupees in billion

[illegible]	Tier-1	Upper Tier-2	Lower Tier-2
Total amount outstanding at March 31, 2008	26.57	30.53	131.47
Amount raised during current financial year	5.00	5.00	13.40
Amount eligible to be reckoned as capital funds	26.57	30.53	104.10

e. **Total eligible capital (March 31, 2008)**

Rupees in billion

[illegible]	Amount
Eligible Tier-1 capital	448.96
Eligible Tier-2 capital	117.85
Total eligible capital	566.81

3. CAPITAL ADEQUACY

a. Capital assessment

ICICI Bank is subjected to the capital adequacy guidelines stipulated by RBI which are based on the framework of the Basel Committee on Banking Supervision. As per the capital adequacy guidelines under Basel I, the Bank is required to maintain a minimum ratio of total capital to risk weighted assets (CRAR) of 9.0%, at least half of which is required to be Tier-1 capital. In April 2007, RBI issued the final guidelines on Basel II. As per Basel II guidelines, applicable from March 31, 2008, ICICI Bank is required to maintain a minimum CRAR of 9.0%, with minimum Tier I capital ratio of 6%. ICICI Bank is required to maintain capital at the level required by Basel I or Basel II, whichever is higher. The minimum capital required to be maintained by ICICI Bank as per Basel II guidelines is higher than that under Basel I guidelines. Assessment of the Bank's capital requirements is carried out on a periodic basis.

b. Capital requirements for various risk areas (March 31, 2008)

Rupees in billion

Risk area	Amount
Credit risk	
Capital required	
– Portfolio subject to standardized approach	311.96
– Securitisation exposure	1.89

Risk area	Amount
Market risk	
Capital required	
– for interest rate risk	37.92
– for foreign exchange (including gold) risk	2.97
– for equity position risk	9.05
Operational risk	
Capital required	15.22
Total capital requirement at 9%	**379.01**
Total capital funds of the Bank	**566.81**
Total risk weighted assets	**4,211.19**
Capital adequacy ratio	**13.46%**

b. Capital adequacy ratio

Capital ratios	Consolidated[1]	ICICI Bank Limited[1]	ICICI Bank UK PLC[2]	ICICI Bank Canada[2]	ICICI Bank Eurasia LLC[2]
Tier-1 capital ratio	10.66%	11.76%	12.31%	19.78%	N.A.[3]
Total capital ratio	13.46%	13.97%	18.97%	22.33%	15.57%

1. Computed as per Basel II guidelines
2. Computed as per capital adequacy framework guidelines issued by regulators of respective jurisdictions
3. Total capital ratio is required to be reported in line with regulatory norms stipulated by Central Bank of Russia

4. CREDIT RISK

a. Credit risk management policy and processes

The Bank is exposed to credit risk in its lending operations. Credit risk is the risk of loss that may occur from the failure of any counterparty to abide by the terms and conditions of any financial contract with the Bank, principally the failure to make required payments as per the terms and conditions of the contracts. Management of credit risk in the Bank is governed by a Board-approved Credit and Recovery Policy.

Policies and processes

The Credit and Recovery Policy of the Bank has been prepared with the broad objective of meeting the following goals:

- Adhere to the guidelines / policies enunciated by RBI and other regulatory authorities.
- Be the preferred bank for corporate, government, small and medium enterprises, rural/micro banking, agriculture and retail customers.
- Maintain cordial business relationship with all customers by servicing their needs promptly and efficiently.
- Build a diversified good quality asset portfolio through risk based lending and active churning of the portfolio.
- Optimise risk return profile with adequate exit options.

The policy covers corporate, small and medium enterprise, retail, rural/agri and investment related exposures. The Global Credit Risk Management Group (GCRMG) measures, monitors and manages credit risk at each borrower level and at the portfolio level. There is a structured and standardized credit approval process including a comprehensive credit appraisal procedure.

In order to assess the credit risk associated with any financing proposal, the Bank assesses a variety of risks relating to the borrower and the relevant industry. The Bank evaluates borrower risk by considering:

- the financial position of the borrower by analyzing the financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy.
- the borrower's relative market position and operating efficiency and
- the quality of management by analyzing their track record, payment record and financial conservatism.



The Bank evaluates industry risk by considering:

- certain industry characteristics, such as the importance of the industry to the economy, its growth outlook, cyclicality and government policies relating to the industry.
- the competitiveness of the industry and
- certain industry financials, including return on capital employed, operating margins and earnings stability.

Credit approval authorities

The Board of Directors has delegated the authority to the Credit Committee, consisting of a majority of independent Directors, the Committee of Directors (COD), consisting of whole time Directors, the Committee of Executives-Credit, the Regional Committee-Credit, Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums, all consisting of designated executives, and to individual executives in the case of program / policy based products, to approve financial assistance within certain individual and group exposure limits set by our Board of Directors. The authorization is based on the level of risk. The delegation of structure has been designed to ensure that the transactions with higher exposure and level of risk are put up to correspondingly higher forum / committee for approval.

In respect of retail loans, ICICI Bank's credit officers evaluate credit proposals on the basis of the product policy approved by the Retail Credit Forum and the risk assessment criteria defined by the GCRMG. These criteria vary across product segments but typically include factors such as the borrower's income, the loan-to-value ratio, demographic parameters and certain stability factors.

The risk assessment for small enterprises involves identification of appropriate credit norms for the concerned market segment and use of scoring models for enterprises that satisfy these norms.

Structure and organisation of the credit risk management function

The Bank has adopted a framework for risk management, including setting up of an independent Global Risk Management Group (GRMG) which ensures that the requirements for effective management of key risks such as credit, market, liquidity and operational risks are addressed in the Bank's policies, procedures and operating instructions and has separate focussed groups to carry out credit, market and operational risk analysis of each portfolio within various business groups (corporate, retail, small enterprises, agriculture, banks and financial institutions). GRMG is responsible for formulating policies, risk evaluation methodologies, assigning internal ratings and reporting to the senior management. The head of GRMG reports to the Joint Managing Director and Chief Financial Officer (JMD & CFO) of ICICI Bank.

The subsidiaries of the Bank have also established appropriate structures to ensure adequate risk management, factoring in the risks particular to the respective businesses and the regulatory and statutory guidelines. The Bank also has in place a Group Risk Management Framework which forms the basis of developing consistent risk principles across the group. The objective of this framework is to ensure that the risk management principles are uniform across the parent and the various overseas banking subsidiaries.

Reporting and measurement

Credit exposure for ICICI Bank is measured & monitored using a centralized exposure management system. The analysis of the composition of the portfolio is presented to the Risk Committee on a quarterly basis.

ICICI Bank complies with the norms on exposure stipulated by RBI for both single borrower as well as borrower group at the consolidated level. Limits have been set by the risk management group as a percentage of the Bank's consolidated capital funds and are regularly monitored. The utilization against specified limits is reported to the COD and Credit Committee on a periodic basis.

Definition and classification of non-performing assets (NPA)

The Bank classifies its advances (loans and debentures in the nature of an advance) into performing and non-performing loans (NPL) in accordance with the extant RBI guidelines.

A NPA is defined as a loan or an advance where:

i) interest and/ or installment of principal remains overdue for more than 90 days in respect of a term loan. Any amount due to the bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the bank;

ii) the account remains 'out of order' in respect of an overdraft/ cash credit (OD/CC) facility continuously for 90 days. An account is treated as 'out of order' if:
   a. the outstanding balance remains continuously in excess of the sanctioned limit/drawing power, or
   b. where the outstanding balance in the principal operating account is less than the sanctioned limit/ drawing power, but there are no credits continuously for 90 days as on the date of the balance sheet or,
   c. credits in the account are not enough to cover the interest debited during the accounting period
   d. drawings have been permitted in the account for a continuous period of 90 days based on drawing power computed on the basis of stock statements that are more than three months old even though the unit may be working or the borrower's financial position is satisfactory
   e. the regular/ad hoc credit limits have not been reviewed/ renewed within 180 days from the due date/ date of ad hoc sanction.

iii) a bill purchased/discounted by the Bank remains overdue for a period of more than 90 days.

iv) interest and/or installment of principal in respect of an agricultural loan remains overdue for two crop seasons for short duration crops and one crop season for long duration crops.

Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. A sub-standard asset is one, which has remained NPA for a period less than or equal to 12 months. An asset is classified as doubtful if it has remained in the sub-standard category for 12 months. A loss asset is one where loss has been identified by the Bank or internal or external auditors or during RBI inspection but the amount has not been written off fully.

The loans of subsidiaries have been classified as non-performing in accordance with the guidelines prescribed by their respective regulators.

b. Total credit risk exposures (March 31, 2008)

Rupees in million

Category	Credit exposure
Fund-based facilities	3,480,734.9
Non-fund based facilities	1,217,318.0
Total[1]	**4,698,052.9**

1. Includes all entities considered for Basel II capital adequacy computation.

Credit exposure includes exposure towards term loans, working capital facilities (i.e. funded facilities like cash credit, demand loan, temporary limits and non-funded facilities like letter of credit, acceptances, financial guarantee, project guarantee etc.), sell-down options and commitments under loan syndication. The above excludes investments & derivative exposures, which are covered under market risk.

c. Geographic distribution of exposures (March 31, 2008)

Rupees in million

	Fund-based	Non-fund based
Domestic	2,710,319.7	1,157,494.5
Overseas	770,415.2	59,823.5
Total[1]	**3,480,734.9**	**1,217,318.0**

1. Includes all entities considered for Basel II capital adequacy computation.

d. **Industry-wise distribution of exposures (March 31, 2008)**

Rupees in million

Industry	Fund-based	Non-fund based
Retail finance[1]	1,724,896.8	61,379.4
Crude petroleum/refining & petrochemicals	72,828.6	206,620.4
Power	138,408.2	118,900.5
Electronics & engineering	57,704.8	180,515.3
Road, port, telecom, urban development & other infrastructure	95,748.4	124,446.2
Services – non-finance	163,848.7	40,961.4
Iron/steel & products	103,154.2	59,918.1
Services – finance	107,164.8	13,698.4
Construction	42,255.1	67,647.3
Metal & products (excluding iron & steel)	38,105.5	64,446.3
Food & beverages	95,919.0	5,675.6
Banks	31,809.6	56,563.4
Chemical & fertilisers	58,454.4	27,208.6
Mutual funds	76,426.5	89.7
Wholesale/retail trade	29,892.6	25,868.1
Shipping	26,607.9	18,984.9
Automobiles	33,459.8	11,746.4
Manufacturing products excluding metal	29,755.2	10,970.5
Drugs & pharmaceuticals	35,011.1	4,980.1
Textiles	34,497.5	4,924.1
Gems & jewellery	28,157.4	4,196.8
FMCG	12,553.0	1,326.5
Mining	11,480.1	2,200.4
Cement	9,588.2	2,709.8
Other industries	423,007.3	101,340.0
Total[2]	**3,480,734.9**	**1,217,318.0**

1. Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards, dealer funding and developer financing.
2. Includes all entities considered for Basel II capital adequacy computation.

e. **Residual contractual maturity break-down of assets**

The maturity pattern of assets as on March 31, 2008 is detailed in the table below.

Rupees in million

Maturity buckets	Cash & balance with monetary authority	Balances with banks & money at call and short notice	Investments	Advances	Fixed assets	Other assets	Total assets
1 to 14 days	94,724.5	131,842.8	314,108.9	100,444.1	—	72,825.1	**713,945.3**
15 to 28 days	29,692.0	9,387.3	105,093.8	33,754.4	8.2	31,607.7	**209,543.4**

Maturity buckets	Cash & balance with monetary authority	Balances with banks & money at call and short notice	Investments	Advances	Fixed assets	Other assets	Total assets
29 days to 3 months	29,591.9	21,843.0	163,771.4	164,332.5	280.0	9,028.1	**388,846.9**
3 to 6 months	27,901.8	8,053.2	107,078.6	167,188.1	427.3	4,451.6	**315,100.6**
6 months to 1 year	47,935.1	8,299.5	178,467.8	277,411.7	1,180.7	4,517.4	**517,812.2**
1 to 3 years	48,622.1	2,235.0	220,117.6	875,614.7	5,202.2	13,813.2	**1,165,604.7**
3 to 5 years	6,750.0	2.5	66,341.7	379,748.9	494.1	2,778.6	**456,115.8**
Above 5 years	9,870.9	407.8	234,190.1	527,423.8	34,454.2	86,376.3	**892,722.9**
Total[1]	**295,088.2**	**182,071.1**	**1,389,169.8**	**2,525,918.2**	**42,046.6**	**225,397.9**	**4,659,691.8**

1. Consolidated figures for ICICI Bank Limited, ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia LLC, ICICI Home Finance Company and ICICI Securities and its subsidiaries.

f. Amount of non-performing loans (NPL) (March 31, 2008)

Rupees in million

NPL Classification	Gross NPLs[1]	Net NPLs[2]
Sub-standard	48,847.3	31,569.9
Doubtful	22,300.3	3,628.0
– Doubtful 1[3]	16,450.1	2,256.4
– Doubtful 2[3]	4,546.4	1,371.6
– Doubtful 3[3]	1,303.8	—
Loss	5,269.6	—
Total[4]	**76,417.2**	**35,197.9**
NPL Ratio	**2.99%**	**1.40%**

1. Gross NPL ratio is computed as a ratio of Gross NPLs to Gross Advances.
2. Net NPL ratio is computed as a ratio of Net NPLs to Net Advances.
3. NPL outstanding for 456-820 days are classified as Doubtful 1, 820-1550 days as Doubtful 2 and above 1550 days as Doubtful 3.
4. Includes advances portfolio of ICICI Bank Limited, banking subsidiaries and ICICI Home Finance Company.

g. Movement of NPL

Rupees in million

	Gross	Net
Opening Balance as on April 1, 2007	41,628.7	20,039.2
Additions during the year[1,2]	37,153.6	17,789.9
Reductions during the year	(2,365.1)	(2,631.2)
Closing balance as on March 31, 2008[3]	**76,417.2**	**35,197.9**

1. Excludes cases added to and deleted from NPLs in the same year.
2. The difference between the opening and closing balance of NPLs in retail loans is included in additions during the year.
3. Includes advances portfolio of ICICI Bank Limited, banking subsidiaries and ICICI Home Finance Company.

h. Movement of provisions for NPL

Rupees in million

	Amount
Opening balance as on April 1, 2007	21,085.3
Provisions made during the year	19,594.2
Write-off	(372.5)
Write-back of excess provisions	(545.0)
Closing balance as on March 31, 2008[1]	**39,762.0**

1. Includes provision on advances portfolio of ICICI Bank Limited, banking subsidiaries and ICICI Home Finance Company.

i. Amount of non-performing investments (NPI) in securities, other than government and other approved securities

Rupees in million

	Amount[1]
Gross NPI as on March 31, 2008	7,058.5
Total provisions held on NPI	(3,660.6)
Net NPI as on March 31, 2008	3,397.9

1. Consolidated figures for ICICI Bank Limited, banking subsidiaries and ICICI Home Finance Company.

j. Movement of provisions for depreciation on investments

Rupees in million

	Amount
Opening balance as on April 1, 2007[1]	1,625.8
Provisions made during the year	12,678.6
(Write-off)/(write back) of excess provisions during the year[2]	1,927.0
Closing balance as on March 31, 2008[3]	**16,231.4**

1. After considering appreciation on investments.
2. After considering movement in appreciation on investments.
3. Includes all entities considered for Basel II capital adequacy computation.

5. CREDIT RISK: PORTFOLIOS SUBJECT TO THE STANDARDISED APPROACH

a. External ratings

The Basel II guidelines require banks to use ratings assigned by specified External Credit Assessment Agencies (ECAIs) namely CRISIL, CARE, ICRA & Fitch (India) for domestic counterparties and Standard & Poors, Moody's and Fitch for foreign counterparties.

ICICI Bank uses an internal ratings mechanism for rating its clients, which is validated at regular intervals with the assistance of ECAIs like CRISIL to ensure the model is in line with market participants. However, the Bank uses external ratings for the purposes of computing the risk weights as per the new capital adequacy framework.

The prevalence of entity level credit ratings in the Indian market is limited and the instrument/facility-specific credit rating of corporates is more commonly used. Hence while arriving at risk-weighted assets for credit risk under the standardized approach facility-specific credit ratings of the corporates have been used to determine the ratings of the counterparty using the conditions specified in Basel II guidelines for capital adequacy computation.

As per Basel II guidelines the external rating of the facilities of the counterparty is contingent upon the ratings of any instrument currently rated by the credit rating agency for the counterparty. The lower rating, where there are two ratings and the second-lowest rating where there are three or more ratings are used in cases where multiple ratings for a given facility were available. The mapping of external ratings to Bank's facility has been undertaken on a case by case basis, using Bank's exposure as at March 31, 2008 and checking for pari passu and maturity conditions associated with the tenure of the facility. The list of approved agencies as per Basel II guidelines for non-resident corporates includes Standard & Poors, Moody's and Fitch. Further, ratings for mutual fund schemes have also been obtained from the ratings mapping provided by the individual ratings agencies.

b. Credit exposures by risk weights

The table below discloses the amount of the Bank's outstanding for credit exposures in three major risk buckets

Rupees in million

Exposure Category	Amount outstanding[1]
Less than 100% risk weight	1,373,923.0
100% risk weight	2,375,657.9
More than 100% risk weight	948,472.0
Total[2]	**4,698,052.9**

1. Includes credit exposures and excludes investment & derivative exposures covered in market risk.
2. Includes all entities considered for Basel II capital adequacy computation.

6. CREDIT RISK MITIGATION

a. Credit risk mitigation policy

The Bank defines collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of secured creditor in respect of the assets/ contracts offered as security for the obligations of the borrower/ obligor.

Collateral valuation and management

As stipulated by the RBI guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to a counterparty when calculating its capital requirements to the extent of risk mitigation provided by the eligible financial collateral as specified in the Basel II guidelines.

In line with Basel II guidelines, the Bank adjusts the value of any collateral received to adjust for possible future fluctuations in the value of the collateral in line with the requirements specified by RBI guidelines. These adjustments, also referred to as 'haircuts', to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights.

Types of collateral taken by the Bank

ICICI Bank determines the appropriate collateral for each facility based on the type of product and counterparty. In case of corporate and small and medium enterprises financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, security of the assets of the borrower and assignment of the underlying project contracts is generally taken. In addition, in some cases, additional security such as pledge of shares, cash collateral, charge on receivables with an escrow arrangement is also taken.

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/ automobile being financed. The valuation of the properties is carried out by an approved valuation agency.

The Bank also offers products which are primarily based on collateral such as shares, specified securities, warehoused commodities and gold jewellery. These products are offered in line with the approved product notes which also deal with types of collateral, valuation and margining.



The Bank extends unsecured facilities to high rated clients and for certain products such as derivatives, credit cards and personal loans. The limits structure with respect to unsecured facilities has been approved by the Board of Directors.

The decision on the type and quantum of collateral for each transaction is taken by the credit approving authority as per the credit approval authorisation approved by the Board of Directors. For facilities provided as per approved product policies (retail products, loan against shares etc.), collateral is taken in line with the policy.

Types of eligible financial collateral

The Bank recognizes only specified types of financial collateral to be eligible for providing capital relief in line with Basel II guidelines towards credit risk mitigation. This includes cash (deposited with the Bank), gold (including bullion and jewellery, subject to collateralized jewellery being benchmarked to 99.99% purity), securities issued by Central and State Governments, Indira Vikas Patra, Kisan Vikas Patra, National Savings Certificates, life insurance policies with a declared surrender value issued by an insurance company which is regulated by the insurance sector regulator, certain debt securities rated by a recognized credit rating agency, mutual fund units where daily Net Asset Value (NAV) is available in public domain and the mutual fund is limited to investing in the instruments listed above and guarantees from certain specified entities.

Credit concentration risk

Credit concentration risk arises mainly on account of concentration of exposures under various categories viz. industry, products, geography, underlying collateral nature, single/group borrower exposures etc.

Within corporate portfolio, as a prudential measure aimed at better risk management and avoidance of concentration of risks, the RBI has prescribed regulatory limits on banks' maximum exposure to single borrowers and group borrowers. In order to restrict the concentration risk arising out of longer tenure exposure within the prudential limits set by RBI, the Board of ICICI Bank has approved prescribed sub-limits for the maximum exposure the Bank can have to a borrower group.

Within the various limits are stipulated in the credit policy to address concentration risk. Limits have been stipulated on single borrower, group, industry, longer tenure exposure to a group. Exposure of top 10 borrowers and borrower groups for the consolidated Bank are reported to the Committee of Directors on a quarterly basis.

b. Portfolio covered by eligible financial collateral

The table below details the total exposure that is covered by eligible financial collateral as at March 31, 2008.

Rupees in million

Exposures covered by financial collateral	Amount[1]
Exposure before use of credit risk mitigation techniques	105,242.2
Exposure after use of credit risk mitigation techniques	83,676.5

1. Includes all entities considered for Basel II capital adequacy computation.

7. SECURITISATION

a. Securitisation objectives and policies

Objectives

The Bank's primary objective of securitization activities is to increase the efficiency of capital and enhance the return on capital employed by diversifying sources of funding.

Roles played by the Bank

In securitization transactions backed by assets either originated by the Bank or third parties, the Bank plays the following major roles:

- **Underwriter:** allowing un-subscribed portions of securitized debt issuances, if any to devolve on the Bank, with the intent of selling at a later stage.
- **Investor / trader / market-maker:** acquiring investment grade securitized debt instruments backed by financial assets originated by third parties for purposes of investment / trading / market-making with the aim of developing an active secondary market in securitized debt.
- **Structurer:** structuring appropriately in a form and manner suitably tailored to meet investor requirements while being compliant with extant regulations.
- **Provider of liquidity facilities:** addressing temporary mismatches on account of the timing differences between the receipt of cash flows from the underlying performing assets and the fulfillment of obligations to the beneficiaries.
- **Provider of credit enhancement facilities:** addressing delinquencies associated with the underlying assets, i.e. bridging the gaps arising out of credit considerations between cash flows received / collected from the underlying asset and the fulfillment of repayment obligations to the beneficiaries.
- **Provider of collection and processing services:** collecting and/or managing receivables from underlying obligors, contribution from the investors to securitisation transactions, making payments to counterparties / appropriate beneficiaries, reporting the collection efficiency and other performance parameters and providing other services relating to collections and payments as may be required for the purpose of the transactions.

b. Summary of the Bank's accounting policies for securitisation activities

The Bank transfers commercial and consumer loans to special purpose vehicles (SPVs) settled as trusts through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the loan contracts. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the gain, if any, is ignored.

Key assumptions in measuring the fair value of retained interests at the date of sale or securitisation during the year ended March 31, 2008 and also for subsequent measurement of retained interests as on March 31, 2008 are given in the table below.

	Auto loans	Personal loans	Two wheeler loans	Mortgage loans
Discount rate	7.0% to 15.8%	7.0% to 25.6%	7.0% to 18.8%	7.0% to 10.2%
Constant prepayment rate (per annum)	15.0%	42.0%	12.0%	10.0%
Anticipated net credit losses (per annum)	0.5% to 0.8%	3.0% to 5.7%	2.0% to 3.6%	0.2% to 0.3%

c. Rating of securitisation exposures

Ratings obtained from domestic accredited rating agencies like CARE, CRISIL, ICRA and Fitch (India) are used for securisation exposures. Presently, the type of securitisation exposures, for which these ratings are used, are:

- Securitized debt instruments / Pass through certificates (PTCs)
- Second loss credit enhancement facility and
- Liquidity facility.

d. Break-up of total outstanding exposures securitized by exposure type (March 31, 2008)

Rupees in million

Exposure type	Amount[1]
Vehicle / equipment loans	117,976.9
Home & home equity loans	36,023.8
Personal loans	51,806.3
Corporate loans	13,273.9
a. Deals originated in current year where the Bank does not have any retained exposure	3,300.0
b. Deals originated in current year where the Bank has retained exposure and deals originated prior to current year	9,973.9
Total	**219,080.9**

1. The amounts represent the outstanding principal as on March 31, 2008 for securitisation deals.

e. (i) Amount of impaired / past due assets securitized

The Bank has not securitized any impaired / past due assets.

(ii) Break-up of securitisation losses by exposure type

Rupees in million

Exposure type	Fiscal 2008
Vehicle / equipment loans	115.0
Home & home equity loans	—
Personal loans	409.6
Corporate loans	—
Total	**524.7**

f. Break-up of aggregate amount of securitisation exposures retained or purchased by exposure type[1]

Rupees in million

Exposure type	March 31, 2008
Vehicle / equipment loans	37,645.9
Home & home equity loans	55,620.6
Personal loans	24,090.0
Corporate loans	8,705.0
Mixed asset pool	34,870.2
Total	**160,931.7**

1. Securitisation exposures, include, but are not restricted to, securities, liquidity facilities, other commitments and credit enhancements such as interest only strips, cash collateral accounts and other subordinated assets.

g. (i) Risk weight bands break-up of aggregate amount of securitisation exposures retained or purchased

Rupees in million

Risk weight bands	March 31, 2008
Less than 100%	93,864.2
100%	39,511.2
More than 100%	701.6
Total	**134,077.0**

(ii) Break-up of securitisation exposures deducted from capital by exposure type

Rupees in million

Exposure type	Exposures deducted entirely from Tier-1 capital[1,4]	Credit enhancement (interest only) deducted from total capital[2,4]	Other exposures deducted from total capital[3,4]
Vehicle / equipment loans	—	1,417.0	6,419.3
Home & home equity loans	—	338.7	1,855.9
Personal loans	—	302.9	6,357.9
Corporate loans	—	0.0	0.0
Mixed assets	—	704.4	9,458.8
Total	**—**	**2,762.9**	**24,092.0**

1. This includes gain on sale of assets.
2. Includes subordinate contribution amount deducted from capital.
3. Includes credit enhancements and capital deducted on PTCs originated by ICICI Bank as well as devolved PTCs & PTCs purchased in case of third party originated securitisation transactions.
4. The figures exclude direct assignments.

h. (i) Total number and book value of loan assets securitised – by type of underlying assets

Rupees in million, except number of loans securitised

	Fiscal 2007		Fiscal 2008	
Underlying asset type	Total number of loan assets securitised	Total book value of loan assets securitised	Total number of loan assets securitised	Total book value of loan assets securitised
Vehicle / equipment loans	1,389,623	95,466.0	585,779	83,341.6
Home & home equity loans	—	—	—	—
Personal loans	94,759	11,146.6	564,147	54,210.4
Corporate loans	16	9,400.0	5	3,300.0
Total	**1,484,398**	**116,012.5**	**1,149,931**	**140,852.0**

h. (ii) Summary of securitisation activity

Rupees in million

	Fiscal 2007	Fiscal 2008
Sale consideration received for the securitised assets	116,500.6	142,470.4
Net gain/(loss) on account of securitisation[1]	(65.5)	168.2

1. Excludes unamortized gain.

h. (iii) Summary of form and quantum of services provided

Rupees in million

	March 31, 2007	March 31, 2008
Outstanding credit enhancement	25,014.4	44,860.6
– Funded	16,816.0	15,705.0
– Non-funded	8,198.4	29,155.6
Outstanding liquidity facility	4,361.0	7,740.8
Net outstanding servicing asset/(liability)	(371.4)	1,355.4
Outstanding subordinate contributions	8,604.2	11,798.2



8. MARKET RISK IN TRADING BOOK

a. Market risk management policy

Risk management policies

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. The market risk for the Bank and each of its banking subsidiaries is managed in accordance with the investment policies, which are approved by the respective Boards. These policies ensure that operations in securities, foreign exchange and derivatives are conducted in accordance with sound and acceptable business practices and are as per the extant regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies are reviewed periodically to incorporate therein, changed business requirements, economic environment and revised policy guidelines.

Risk management objectives

The Bank manages its market risk with the broad objectives of:

1. Optimizing interest rate & liquidity risk in the banking book to achieve desired duration of equity.
2. Management of interest rate risk and currency risk of the investment portfolio.
3. Proper classification, valuation and accounting of investment portfolio.
4. Adequate and proper reporting of investments and derivative products.
5. Compliance with regulatory requirements.
6. Effective control over the operation and execution of market related transactions.

Strategies and processes

Internal control system

Treasury operations warrant elaborate control procedures. Keeping this in view, the following guidelines are followed for effective control of the treasury operations:

1. Delegation

   Suitable delegation of administrative powers has been put in place for treasury operations. All investment decisions are vested in the sub-committees of the Board. However, keeping in view the size of the investment portfolio and the variety of securities that the Bank has been dealing in, authority for investment decisions has been delegated to various dealers depending on exigencies of business.

   Treasury Middle Office Group (TMOG) is responsible for an independent check of the transactions entered into by the front office. It also monitors the various limits, which have been laid down in the Investment Policy.

2. System controls

   The systems facilitate straight through processing of deals and have adequate data integrity controls. The deal slips generated from the system contain names of the dealers along with other relevant deal details. These are used for audit and control purpose.

3. Exception handling processes

   The Investment Policy sets out deal-size limits for various products. Various coherence checks have been inserted in the system for ensuring that the appropriate deal size limits are enforced to minimize exceptions.

Structure and organisation of the market risk management function

The Board approved committees review and approve the policies for the management of market risk. These committees lay down the policies for the market risk and the interest rate risk / liquidity risk on the balance sheet within the broad guidelines approved by the Board.

The market risk management group, which is an independent function, reports to head of GRMG. The market risk management group within GRMG exercises independent control over the process of market risk management and recommends changes in processes and methodologies for measuring market risk.

To comply with the home and host country regulatory guidelines and to have independent control groups there are clear functional separation of:

- Trading i.e. Front Office
- Monitoring & control i.e. Middle Office and
- Settlements.

The scope and nature of risk reporting and/or measurement systems

Reporting

The Bank periodically reports on the various investments and their related risk measures to the senior management and the committees of the Board. Also, the Bank periodically makes reporting to its various regulators in compliance with regulatory requirements.

Measurement

The Bank along with its subsidiaries has devised various risk metrics for different products and investments in line with global best practices. These risk metrics are measured and reported to the senior management independently by TMOG. Some of the risk metrics adopted by the Bank for monitoring its risks are Value-at-Risk, Duration of Equity (DoE), Modified Duration / PV01, Stop Loss, amongst others. Based on the risk appetite of the Bank, limits are placed on the risk metrics which is monitored on a periodic basis.

Hedging & mitigation

Limits on positions that can be maintained are laid out in the relevant policies. All business groups are required to operate within these limits.

Hedge transactions for banking book transactions are periodically assessed for hedge effectiveness as per home and host country financial guidelines.

b. Capital requirements for market risk (March 31, 2008)

Rupees in billion

Risk category	Capital charge[1]
Capital required	49.94
– for interest rate risk	37.92
– for foreign exchange (including gold) risk	2.97
– for equity position risk	9.05

1. Includes all entities considered for Basel II capital adequacy computation.

9. OPERATIONAL RISK

a. Operational risk management policy

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risk. Legal risk includes, but is not limited to, exposure to fines, penalties, or punitive damages resulting from supervisory actions, as well as private settlements. Operational risk is inherent in ICICI Bank's business activities in both domestic as well as overseas operations and, like other risk types, is managed through an overall framework with checks and balances that include:

- Recognized ownership and accountability of risks by the businesses
- Oversight by independent risk management and
- Independent review by Risk and Audit Committees.

ICICI Bank's approach to operational risk is defined in the Operational Risk Management Policy. The key objectives of the policy are to establish a clear accountability and responsibility for management and



mitigation of operational risk and help business and operation groups to improve internal controls. The Bank aims to minimize losses and customer dissatisfaction due to failure in processes. The key elements in the operational risk management process in the Bank include:

- Identification, assessment and control of key operational risks
- Establishment of key risk indicators
- Monitoring
- Mitigation and
- Reporting.

The operational risk standards facilitate the effective communication of operational risk both within and across businesses. Information about the businesses' operational risk, historical losses, and the control environment is reported by each major business segment and functional area, and summarized for senior management and the Board of Directors.

In each of the banking subsidiaries, local management is responsible for implementing the Bank's operational risk management framework as per the operational risk management policy approved by respective Boards.

b. Approaches for computation of capital charge for operational risk

As per the mandate from RBI, the Bank has adopted Basic Indicator Approach for computing capital charge for operational risk. Both quantitative and qualitative steps have been initiated to migrate to advanced approaches for capital computation.

10. INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

a. Risk Management Framework for IRRBB

Interest rate risk is the risk of potential variability in earnings and capital value resulting from changes in market interest rates. The Bank holds assets, liabilities and off balance sheet items across various markets with different maturity or re-pricing dates and linked to different benchmark rates, thus creating exposure to unexpected changes in the level of interest rates in such markets. Interest rate risk in the banking book refers to the risk associated with interest rate sensitive instruments that are not held in the trading book of the Bank.

Risk management framework

The Asset Liability Committee (ALCO) decides strategies and specifies prudential limits for management of interest rate risk in the banking book within the broad parameters laid down by Board of Directors /Risk Committee of the Board (RCB). Structural Rate Risk Management Group (SRMG) in the treasury and the Asset Liability Management (ALM) groups in overseas branches and overseas business units (OBUs) are responsible for management of interest rate risk on the domestic and the specific offshore branch banking book respectively by assuming risks within the interest rate risk limits specified by ALCO. The policy formulation for management of this interest rate risk is done by the GRMG. TMOG is responsible for preparing the various reports required for monitoring the interest rate risk in the Bank. These limits are monitored periodically and the breaches, if any, are reported to ALCO. The ALCOs of individual banking subsidiaries decide on strategies to optimize the interest rate risk carried within their respective banking book.

Strategies and processes

The Bank proactively manages impact of interest rate in its banking book as a part of its ALM activities. ALCO of the Bank decides strategies for managing the IRRBB at the desired level. ALCO periodically gives direction for management of interest rate risk on the basis of its expectations of future interest rates and various tools viz. gap statement, DoE, earning at risk (EaR), credit spread risk, simulation for basis risk etc, used to measure the impact of interest rates in the banking book.

Further, certain ratios are monitored for overseas branches, such as Liquidity ratio, Long Term Asset ratio among others. These provide an appropriate framework for decision making on interest rate management.

Risk measurement and reporting framework:

The various tools employed by the Bank for IRRBB have been summarised below:

Interest rate sensitivity gap report: The gap or mismatch risk as at a given date, is measured by calculating gaps over different time intervals. Gap analysis measures mismatches between rate sensitive liabilities (RSL) and rate sensitive assets (RSA) (including off-balance sheet positions). The report is prepared by grouping liabilities, assets and off-balance sheet positions into time buckets according to residual maturity or next re-pricing period, whichever is earlier. Further, the behavioral assumptions for various categories of retail loans are employed to estimate the behavioral cash flows. The Bank also employs behavioral assumptions to ascertain the interest rate sensitive portion of savings account balances for the domestic operations. The difference between RSA and RSL for each time bucket signifies the gap in that time bucket. The gap report provides a good framework for determining the earnings impact. A similar report is generated for overseas locations. However, given that the balance sheet components of overseas subsidiaries are distinct and may not have sufficient historical data for determining behavioral assumptions, the groupings of assets and liabilities may differ from that of domestic operations.

EaR & mark to market (MTM): Any change in interest rate would impact Bank's net interest income (NII) and the value of its fixed income portfolio (price risk). The interest rate risk is measured by EaR, that is the sensitivity of the NII to a 100 basis points adverse change in the level of interest rates. In addition, the price risk of the MTM book is measured through the potential impact of a 100 basis points increase on the MTM book. The MTM book, including securities held for statutory liquidity ratio requirements of RBI, comprises all fixed income securities in available for sale and held for trading books, interest rate swaps, and any other derivatives, which have to be marked to market. The magnitude of the impact as a percentage of the capital gives a fair measure of the earnings risk that the Bank is exposed to.

DoE: A long-term impact of changing interest rates is on the Bank's market value of equity as the economic value of the Bank's assets, liabilities and off-balance sheet positions get affected due to variation in market interest rates. Duration is a measure of interest rate sensitivity of assets, liabilities and also equity. It may be defined as the percentage change in the market value of an asset or liability (or equity) for a 1% change in interest rates. The Bank measures the DoE across all locations and major currencies.

Basis risk measure: The assets and liabilities on the balance sheet are priced based on multiple benchmarks and when interest rates fluctuate, all these various yield curves may not necessarily move in tandem exposing the balance sheet to basis risk. The Bank measures the impact on net interest margin (NIM) / EaR after taking into account various possible movement in interest rates across benchmark curves. Various scenarios of interest rate movements (across various benchmark yield curves) are identified and the impact on the earnings and economic value of the Bank is calculated for each of these scenarios. These scenarios take into account the magnitude as well as the timing of various interest rate movements (across curves).

These reports are prepared on a fortnightly basis for measurement of interest rate risk. The Bank has well-established procedures for determining and monitoring continuance and effectiveness for instruments designated as hedges.

Hedging policy

US Dollar (USD) is the base currency for the overseas branches and subsidiaries of the Bank, apart from the branches/subsidiaries where the currency is not convertible. Given the size of operations, the Bank has a well diversified borrowing programme that allows it to reduce the dependence on liabilities that carry undue risk while also allowing more efficient pricing. However at the same time, as most of the lending is denominated in USD, the Bank usually swaps the borrowings in other currencies into USD. Similarly assets in currencies other than USD are funded from USD resources on a swapped basis. Any currency position on account of lending / borrowing transactions is included in the Net Overnight Open Position (NOOP) of the Bank and monitored against the limit approved by RBI and other regulators.



The ALCO is authorised to take views on the interest rates subject to the limits approved by the Board. The Investment Policy of the Bank stipulates the risk framework for the investment book. Currently, most of the lending from the international branches and subsidiaries is on a floating basis, benchmarked to USD LIBOR. The liabilities are either on a floating basis or are swapped from fixed to floating. However, any fixed rate borrowing or lending is also within the parameters described above.

b. Level of interest rate risk

The following table sets forth, using the balance sheet as at March 31, 2008 as the base, one possible prediction of the impact of changes in interest rates on net interest income as on March 31, 2008, assuming a parallel shift in the yield is as follows:

Currency	Change in interest rates (in basis points)			
	(100)	(50)	50	100
	Impact on NII (Rupees in million)			
INR	(1,075.9)	(538.0)	538.0	1,075.9
USD	(75.1)	(37.5)	37.5	75.1
JPY	13.4	6.7	(6.7)	(13.4)
GBP	(91.9)	(45.9)	45.9	91.9
EURO	(69.1)	(34.5)	34.5	69.1
CHF	(32.3)	(16.3)	16.3	32.3
Others	(124.4)	(62.2)	62.2	124.4
Total[1]	**(1,455.3)**	**(727.7)**	**727.7**	**1,455.3**

1. Consolidated figures for ICICI Bank Limited, ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia LLC, ICICI Home Finance Company and ICICI Securities and its subsidiaries.

As on March 31, 2008, impact on economic value of equity is as follows:

Currency	Change in interest rates (in basis points)			
	(100)	(50)	50	100
	Impact on Economic Value[1,2] (Rupees in million)			
INR	16,761.1	8,380.6	(8,380.6)	(16,761.1)
USD	480.7	240.4	(240.4)	(480.7)
JPY	203.9	101.9	(101.9)	(203.9)
GBP	(68.9)	(34.5)	34.5	68.9
EURO	(294.5)	(147.3)	147.3	294.5
CHF	46.0	23.0	(23.0)	(46.0)
Others	(136.3)	(68.1)	68.1	136.3
Total[3]	**16,992.0**	**8,496.0**	**(8,496.0)**	**(16,992.0)**

1. The economic value has been computed assuming parallel shifts in the yield curves across all currencies.
2. Annual coupon and yield of 7% across all time buckets has been assumed for the purpose of calculating modified duration.
3. Consolidated figures for ICICI Bank Limited, ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia LLC, ICICI Home Finance Company and ICICI Securities and its subsidiaries.

Reach

ICICI Bank's global network, today, spans 18 countries.


HongKong
Sri Lanka
Singapore

Graphical Representation. Not to scale.

END

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